Exhibit 99.2

ARRANGEMENT AGREEMENT

between

YAMANA GOLD INC.

and

OSISKO MINING CORPORATION

Dated April 2, 2014

ARTICLE 1 DEFINITIONS, INTERPRETATION AND SCHEDULES		3
1.1	Definitions	3
1.2	Interpretation Not Affected by Headings	13
1.3	Number, Gender and Persons	14
1.4	Date for any Action	14
1.5	Statutory References	14
1.6	Currency	14
1.7	Invalidity of Provisions	14
1.8	Accounting Matters	14
1.9	Knowledge	15
1.10	Meaning of Certain Phrase	15
1.11	Schedules	15
ARTICLE 2 TRANSACTION IMPLEMENTATION		15
2.1	The Arrangement	15
2.2	Court Proceedings	15
2.3	Effecting the Arrangement	17
2.4	Consultation	17
2.5	U.S. Securities Law Matters	17
2.6	Closing	18
ARTICLE 3 REPRESENTATIONS AND WARRANTIES		18
3.1	Representations and Warranties of Corporation	18
3.2	Representations and Warranties of Yamana	29
3.3	Survival of Representations and Warranties	37
ARTICLE 4 COVENANTS		37
4.1	Covenants of Corporation	37
4.2	Covenants of Yamana	44
4.3	Mutual Covenants	47
ARTICLE 5 CONDITIONS		48
5.1	Mutual Conditions	48
5.2	Corporation Conditions	49
5.3	Yamana Conditions	51
5.4	Notice and Cure Provisions	52
5.5	Merger of Conditions	52
ARTICLE 6 NON-SOLICITATION AND BREAK-UP FEE		53
6.1	Covenant Regarding Non-Solicitation	53
6.2	Notice of Superior Proposal Determination	55
6.3	Termination Payment Event	56
ARTICLE 7 AMENDMENT AND TERMINATION		58
7.1	Amendment	58
7.2	Mutual Understanding Regarding Amendments	58
7.3	Termination	59

ARTICLE 8 GENERAL		60
8.1	Notices	60
8.2	Remedies	61
8.3	Expenses	62
8.4	Time of the Essence	62
8.5	Entire Agreement	62
8.6	Further Assurances	62
8.7	Governing Law	62
8.8	Execution in Counterparts	62
8.9	Waiver	63
8.10	No Personal Liability	63
8.11	Enurement and Assignment	63
8.12	Withholding	63
Schedule “A” Form of Plan of Arrangement
Schedule “B” Form of Lock-Up Agreement
Schedule “C” Corporation Properties
Schedule “D” Arrangement Resolution
Schedule “E” Streaming Commitment Agreement
Schedule “F” Loan Commitment Agreement
Schedule “G” Canadian Malartic Partnership Agreement

ii

ARRANGEMENT AGREEMENT

THIS AGREEMENT dated the 2nd day of April, 2014

BETWEEN:

YAMANA GOLD INC.,

a corporation existing under the
Canada Business Corporations Act,

(hereinafter referred to as “Yamana”)

- and -

OSISKO MINING CORPORATION,

a corporation existing under the
Canada Business Corporations Act,

(hereinafter referred to as “Corporation”)

RECITALS:

WHEREAS the Corporation is a mining company that operates the 100% owned Canadian Malartic Gold Mine in Malartic, Quebec and is pursuing exploration on a number of properties in Ontario and Mexico;

WHEREAS Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Brazil, Argentina, Chile and Mexico;

WHEREAS the Corporation shall incorporate a wholly-owned subsidiary pursuant to the CBCA (“Osisko Partner Co.”) and the Corporation and Osisko Partner Co. shall form a general partnership (“Canadian Malartic GP”) in accordance with the terms and conditions of the Canadian Malartic Partnership Agreement (as hereinafter defined);

WHEREAS the Corporation and Yamana propose to effect a transaction by way of a Plan of Arrangement under the provisions of the Canada Business Corporations Act, pursuant to which, inter alia:

A.                                    the Corporation will transfer 100% of its beneficial interest in the Canadian Malartic Assets (including, for the avoidance of doubt, its beneficial interest in the Canadian Malartic Property (as hereinafter defined)) to Canadian Malartic GP in consideration for the assumption by Canadian Malartic GP of the Assumed Liabilities (as hereinafter defined) and the issuance by Canadian Malartic GP to the Corporation of units in Canadian Malartic GP and a promissory note, pursuant to the Osisko Contribution Agreement (as hereinafter defined);

B.                                    the Corporation will transfer, subject to the retention of a net smelter return royalty of 2% in favour of the Corporation (the “NSR Royalty”), 100% of its interest to each of the

Corporation Exploration Properties (as hereinafter defined) to, respectively, a newly formed and created entity (as may be mutually agreed to by the Corporation and Yamana) with respect to the Kirkland Properties (the “Kirkland Entity”), a newly formed and created entity (as may be mutually agreed to by the Corporation and Yamana) with respect to the Hammond Reef Properties (the “Hammond Reef Entity”) and a newly formed and created entity (as may be mutually agreed to by the Corporation and Yamana) with respect to the Mexican Properties (the “Mexican Entity”), pursuant to the Exploration Purchase and Sale Agreements (as hereinafter defined);

C.                                    Yamana, or one or more wholly-owned subsidiaries of Yamana, will acquire directly from Corporation:

(a)                                 50% of the issued and outstanding units in Canadian Malartic GP; and

(b)                                 a 50% ownership interest in each of Kirkland Entity, Hammond Reef Entity, Mexican Entity,

for consideration equal to (i) $441,500,000 in cash (the “Yamana Cash Consideration”) and 95,739,235 Yamana Common Shares (as hereinafter defined) (the “Yamana Share Consideration”), subject to the terms and conditions of the Purchase and Sale Agreements;

D.                                    the holder of each issued and outstanding common share of the Corporation (the “Corporation Common Shares”) shall be entitled to receive, in exchange for each Corporation Common Share held in accordance with the terms of the Plan of Arrangement, consideration comprised of the following, which assumes that on the Effective Date the Corporation Common Shares will be comprised of the existing issued and outstanding Corporation Common Shares as of March 28, 2014, as well as the Corporation Common Shares issuable upon the exercise of the Caisse Debenture and the Ressources Quebec Debenture (such shares collectively referred to as the “Assumed Outstanding Corporation Common Shares”):

(a)                                 $2.194 in cash, to be funded out of

(A)                               $0.977 in cash from the Yamana Cash Consideration (the “Yamana Transaction Cash Consideration”),

(B)                               $0.609 in cash from the Streaming Transaction (as hereinafter defined) (the “Streaming Cash Consideration”) and

(C)                               $0.609 in cash from the Loan Transaction (as hereinafter defined) (the “Loan Cash Consideration” and together with the Yamana Transaction Cash Consideration and the Streaming Cash Consideration, the “Transaction Cash Consideration”)

(b)           0.2119 of a Yamana Common Share out of the Yamana Share Consideration (the “Yamana Transaction Share Consideration”); and

(c)                                  One (1) New Osisko Common Share (the “New Osisko Share Consideration”),

collectively, the Transaction Cash Consideration, Yamana Transaction Share Consideration and the New Osisko Share Consideration shall be referred to as the “Transaction Consideration”;

WHEREAS Corporation shall enter into a binding commitment agreement (the “Stream Commitment Agreement”) with the Stream Partner (as hereinafter defined) with respect to the Streaming Transaction (as hereinafter defined) concurrently with the execution of this Agreement;

WHEREAS Corporation will cause Canadian Malartic GP to enter into a $275 million gold streaming agreement (the “Streaming Agreement”) with Caisse de dépôt et placement du Québec (the “Stream Partner”) with respect to the Canadian Malartic Assets, pursuant to which the Stream Partner will provide Canadian Malartic GP with a deposit of $275 million and Canadian Malartic GP will agree to deliver 37,500 ounces of the projected annual gold production from the Canadian Malartic Assets (the “Streaming Transaction”), all in accordance with the terms of the Stream Commitment Agreement attached hereto as Schedule “E”;

WHEREAS Corporation shall enter into a binding commitment agreement (the “Loan Commitment Agreement”) with the Lender (as hereinafter defined) with respect to the Lending Transaction (as hereinafter defined) concurrently with the execution of this Agreement;

WHEREAS Corporation and Canadian Malartic GP shall enter into a Nominee Agreement pursuant to which Corporation shall hold title to the Canadian Malartic Property as agent and nominee for Canadian Malartic GP;

WHEREAS Corporation will cause Canadian Malartic GP to enter into a loan agreement (the “Loan Agreement”) with CPPIB Credit Investments Inc. (the “Lender”), pursuant to which the existing $150 million loan by the Lender to Corporation will be restated and assumed by Canadian Malartic GP and the Lender will advance to Canadian Malartic GP an additional $275 million loan, secured by a first lien pledge (pari passu with the Streaming Transaction) of all current and future assets of Canadian Malartic GP, Canadian Malartic Nominee, Kirkland Entity, Hammond Reef Entity and Mexican Entity and the equity and intercompany debt interests therein and the NSR Royalty (the “Loan Transaction”), all in accordance with the terms of the Loan Commitment Agreement attached hereto as Schedule “F”;

WHEREAS the Parties wish to record in this Agreement, the Canadian Malartic Partnership Agreement and the Exploration Agreements their understandings and undertakings with respect to the relationships among the Parties, the organization and management of the Corporation Properties and other matters; and

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by each of the Parties, the Parties hereby agree as follows:

ARTICLE 1
DEFINITIONS, INTERPRETATION AND SCHEDULES

1.1          Definitions

In this Agreement, unless the context otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the meanings ascribed to them below:

“Acquisition Proposal” means, in respect of Corporation, any bona fide proposal or offer, made by any Person other than Yamana for (a) a merger, reorganization, share exchange, consolidation, business combination, arrangement, recapitalization, dissolution, liquidation or similar transaction involving Corporation, (b) the direct or indirect acquisition by any Person (including by any asset acquisition, joint venture or similar transaction) of more than twenty percent (20%) of the fair market value of the assets of Corporation and the Corporation Subsidiaries, on a consolidated basis, (c) the direct or indirect acquisition by any Person of more than twenty percent (20%) of the voting power of the outstanding Corporation Common Shares, including any tender offer or exchange offer that, if consummated, would result in any Person beneficially owning Corporation Common Shares with twenty percent (20%) or more of the voting power of the outstanding Corporation Common Shares, or (d) any combination of the foregoing, in each case of subclauses (a) through (c) whether in a single transaction or a series of related transactions;

“Agreement” means this arrangement agreement and the schedules attached hereto, as amended, amended and restated or supplemented from time to time;

“Arrangement” means an arrangement under the provisions of Section 192 of the CBCA on the terms and conditions set forth in the Plan of Arrangement, subject to any amendment or supplement thereto made in accordance therewith, herewith or made at the direction of the Court in the Final Order;

“Arrangement Resolution” means the special resolution of the Corporation Shareholders and Corporation Optionholders voting as a single class at the Corporation Meeting, approving the Arrangement, the Plan of Arrangement and this Agreement, substantially in the form set out in Schedule “D”;

“Assumed Liabilities” means (i) the $150 million loan agreement between CPPIB Credit Investments Inc., as lender, and the Corporation, as borrower, dated October 1, 2013; (ii) the Caterpillar Financial Leases in the amount of $77,869,966; (iii) the CAT commercial loan in the amount of $6,104,422.92; and (iv) the Hewitt finance lease in the amount of $227,962.65;

“Assumed Outstanding Corporation Common Shares” shall have the meaning ascribed to such term in the Recitals;

“Business Day” means any day, other than a Saturday, a Sunday or a statutory holiday in Toronto, Ontario or Montreal, Quebec;

“Caisse Debenture” means the Senior Unsecured Convertible Debenture dated December 10, 2013 between Osisko and Caisse de dépôt et du placement du Québec;

“Canadian Malartic Assets” shall have the same meaning as ascribed to such term in the Canadian Malartic Partnership Agreement;

“Canadian Malartic GP” shall have the meaning ascribed to such term in the Recitals;

“Canadian Malartic Nominee” shall have the meaning ascribed to such term in subsection 4.1(d)(ii);

“Canadian Malartic Partnership Agreement” means the partnership agreement in substantially the form attached hereto as Schedule “G”;

“Canadian Malartic Property” shall have the same meaning as ascribed to such term in the Canadian Malartic Partnership Agreement;

“Canadian Malartic Purchase and Sale Agreement” means the agreement to be entered into between Corporation and Yamana (or one or more wholly-owned subsidiaries of Yamana) with respect to the acquisition of units of Canadian Malartic GP by Yamana from Corporation;

“Caterpillar Financial Leases” means certain leases relating to equipment entered into by the Corporation as per the terms of the Amended and Restated Master Funding and Lease Agreement entered into on August 9, 2011 between Caterpillar Financial Services Limited and the Corporation, as amended on June 20th, 2012;

“CBCA” means the Canada Business Corporation Act and the regulations made thereunder;

“Change in Corporation Recommendation” shall have the meaning ascribed thereto in subsection 4.1(h)(iii);

“Competition Act” means the Competition Act (Canada);

“Competition Act Approval” means (i) the issuance of an Advance Ruling Certificate and such Advance Ruling Certificate has not been rescinded prior to Closing or (ii) Yamana and Corporation have given the notice required under section 114 of the Competition Act with respect to the transaction contemplated by this Agreement and the applicable waiting period under section 123 of the Competition Act shall have expired or been terminated in accordance with the Competition Act or (iii) the obligation to give the requisite notice has been waived pursuant to section 113(c) of the Competition Act and, in case of (ii) or (iii) Yamana has been advised in writing by the Commissioner that the Commissioner, at that time, does not intend to make an application under section 92 of the Competition Act in respect of the transaction contemplated by this Agreement (“no action letter”) and such advice has not been rescinded prior to Closing.

“Completion Deadline” means the date by which the transactions contemplated by this Agreement are to be completed, which date shall be June 30, 2014 or such later date as may be agreed to by the Parties, provided that if the Effective Date is not expected to occur by June 30, 2014 as a result of the failure to satisfy the condition set forth in either Section 5.1(j) or Section 5.3(i), then any Party may elect, by notice in writing delivered to the other Parties by no later than 5:00 p.m. (Toronto time) on the date that is not less than five days prior to such date or, in the case of any subsequent extensions, the date that is not less than five days prior to the Completion Deadline, as previously extended, to extend the Completion Deadline from time to time by a specified period of not less than 15 days, provided that in aggregate such extensions shall not exceed 75 Business Days from June 30, 2014; provided that notwithstanding the foregoing a Party shall not be permitted to extend the Completion Deadline if the failure to satisfy the condition set forth in either Section 5.1(j) or Section 5.3(i) is primarily the  result of such Party’s failure to comply with its covenants herein.

“Confidentiality Agreement” means the confidentiality agreement dated January 29, 2014 between Yamana and the Corporation;

“Corporation” or “Osisko” means Osisko Mining Corporation, a corporation existing under the CBCA;

“Corporation Common Shares” means common shares in the capital of Corporation;

“Corporation Convertible Securities” means the Corporation Warrants, the Caisse Debenture, the FSTQ Convertible Loan and the Ressources Québec Debenture;

“Corporation Disclosure Letter” means the letter dated of even date herewith and delivered by Corporation to Yamana in the form accepted by and initialled on behalf of Yamana with respect to certain matters in this Agreement;

“Corporation Documents” shall have the meaning ascribed thereto in subsection 3.1(s);

“Corporation Deferred Share Unit Plan” means the Corporation’s deferred share unit plan, adopted by the Corporation on August 11, 2011;

“Corporation Exploration Properties” means collectively, the Kirkland Properties, the Hammond Reef Properties and the Mexican Properties;

“Corporation Financial Statements” shall have the meaning ascribed thereto in subsection 3.1(i);

“Corporation Meeting” means the special meeting, including any adjournments or postponements thereof, of the Corporation Securityholders to be held, among other things, to consider and, if deemed advisable, to approve the Arrangement Resolution;

“Corporation Optionholders” means the holders of Corporation Options;

“Corporation Options” means all options to purchase Corporation Common Shares outstanding immediately prior to the Effective Time and issued pursuant to the Corporation Stock Option Plan and detailed in the Corporation Disclosure Letter;

“Corporation Properties” means the interests of Corporation and each Corporation Subsidiary in all material properties of the Corporation, including those described in Schedule “C” hereto;

“Corporation Rights Plan” means the Shareholders Rights Plan Agreement dated as of May 17, 2010, between the Corporation and CIBC Mellon Trust Company as rights agent, as approved by Corporation Shareholders on June 30, 2010 and subsequently reapproved by Corporation Shareholders on May 9, 2013;

“Corporation Restricted Share Unit Plan” means the Corporation’s restricted share unit plan, adopted by the Corporation on August 11, 2011;

“Corporation Securityholder Approval” shall have the meaning ascribed to such term in section 2.2(a)(ii) hereof;

“Corporation Securityholders” means collectively, the Corporation Shareholders and the Corporation Optionholders;

“Corporation Share Purchase Plan” means the Corporation’s share purchase plan, originally approved by the Corporation Shareholders on May 8, 2008;

“Corporation Shareholders” means, at any time, the holders of Corporation Common Shares;

“Corporation Stock Option Plan” means the Corporation’s stock option plan, originally approved by the Corporation Shareholders on May 8, 2008;

“Corporation Subsidiaries” means, collectively, the material subsidiaries of Corporation which are Osisko Hammond Reef Gold Ltd., Osisko Mining Ltd., and Compania Minera Osisko Mexico, S.A. de C.V. and “Corporation Subsidiary” means any of them;

“Corporation Termination Payment” shall have the meaning ascribed thereto in subsection 6.3;

“Corporation Warrants” means all warrants issued by Corporation to purchase Corporation Common Shares outstanding immediately prior to the Effective Time as described in the Corporation Disclosure Letter;

“Court” means the Superior Court of Québec in the City of Montreal;

“Depositary” means any trust company, bank or financial institution agreed to in writing between Yamana and Corporation for the purpose of, among other things, exchanging certificates representing Corporation Common Shares for certificates representing the Yamana Share Consideration or the New Osisko Share Consideration and paying the cash consideration to the Corporation Securityholders;

“Director” means the Director appointed pursuant to Section 260 of the CBCA;

“Dissent Rights” means the rights of dissent in respect of the Arrangement as contemplated in the Plan of Arrangement;

“Effective Date” means the Effective Date as defined in the Plan of Arrangement;

“Effective Time” means the Effective Time as defined in the Plan of Arrangement;

“Encumbrance” means any mortgage, hypothec, pledge, assignment, charge, lien, claim, security interest, adverse interest, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

“Environmental Approvals” means all permits, certificates, licences, authorizations, consents, instructions, registrations, directions or approvals issued or required by any Governmental Entity pursuant to any Environmental Law;

“Environmental Laws” means all applicable Laws, including applicable common law, relating to the protection of the environment and public health and safety, and includes Environmental Approvals;

“Expense Fee” shall have the meaning ascribed thereto in subsection 6.3;

“Exploration Agreements” means, collectively, the Kirkland Agreement, the Hammond Reef Agreement and the Mexican Agreement;

“Exploration Purchase and Sale Agreements” means the agreements to be entered into between Corporation and Yamana (or one or more wholly-owned subsidiaries of Yamana) with respect to the acquisition of securities in each of Kirkland Entity, Hammond Reef Entity and Mexican Entity by Yamana;

“Final Order” means the order of the Court pursuant to Section 192 of the CBCA approving the Arrangement, as such order may be amended at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

“FSTQ Convertible Loan” means the Convertible Loan Agreement entered into on May 9, 2008 between Fonds de solidarité des travailleurs du Québec (F.T.Q.) and Corporation;

“Goldcorp” means Goldcorp Inc.;

“Goldcorp Settlement Agreement” means the agreement made between Goldcorp and Corporation in relation to proceedings before courts in the Province of Quebec, dated March 3, 2014;

“Governmental Entity” means any applicable (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, whether domestic or foreign, (ii) any subdivision, agency, commission, board or authority of any of the foregoing, or (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“Hammond Reef Entity” shall have the meaning ascribed to such term in the Recitals;

“Hammond Reef Agreement” means the agreement to be entered into between Corporation and Yamana (or a wholly-owned subsidiary of Yamana) with respect to the transfer of the Hammond Reef Properties, on terms and conditions acceptable to both parties, acting reasonably;

“Hammond Reef Properties” means all infrastructure, equipment, permits, and rights related to the exploration of minerals at the Hammond Reef project, including but not limited to, mining and surface rights, as described in Schedule “C” of the Agreement;

“Hazardous Substance” means any chemical, material or substance in any form, whether solid, liquid, gaseous, semisolid or any combination thereof, whether waste material, raw material, finished product, intermediate product, by-product or any other material or article, that is listed or regulated under any Environmental Laws as a hazardous substance, toxic substance or contaminant or is otherwise listed or regulated under any Environmental Laws because it poses a hazard to human health or the environment;

“IFRS” means International Financial Reporting Standards formulated by the International Accounting Standards Board, as updated and amended from time to time;

“Interim Order” means the interim order of the Court pursuant to  Section 192(4) of the CBCA, made in connection with the Arrangement, as such order may be amended, supplemented or varied by the Court with the consent of the Parties, each acting reasonably;

“Investment Canada Act” means the Investment Canada Act (Canada);

“Kirkland Agreement” means the agreement to be entered into between Corporation and Yamana (or a wholly-owned subsidiary of Yamana) with respect to the transfer of the Kirkland Properties, on terms and conditions acceptable to both parties, acting reasonably;

“Kirkland Entity” shall have the meaning ascribed to such term in the Recitals;

“Kirkland Properties” means all infrastructure, equipment, permits, and rights related to the exploration of minerals at the Kirkland Lake project, including but not limited to, mining and surface rights, as described in Schedule “C” of the Agreement;

“Laws” means all laws, by-laws, rules, regulations, orders, ordinances, protocols, codes, guidelines, instruments, policies, notices, directions and judgments or other requirements of any Governmental Entity;

“Lender” shall have the meaning ascribed to such term in the Recitals;

“Liability” of any Person shall mean and include: (i) any right against such Person to payment, whether or not such right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured; (ii) any right against such Person to an equitable remedy for breach of performance if such breach gives rise to a right to payment, whether or not such right to any equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured; and (iii) any obligation of such Person for the performance of any covenant or agreement (whether for the payment of money or otherwise);

“Loan Agreement” shall have the meaning ascribed to such term in the Recitals;

“Loan Cash Consideration” shall have the meaning ascribed to such term in the Recitals;

“Loan Commitment Agreement” shall have the meaning ascribed to such term in the Recitals;

“Loan Transaction” shall have the meaning ascribed to such term in the Recitals;

“Lock-Up Agreements” means the voting and support agreements dated the date hereof and made between Osisko, Yamana and the Locked-Up Shareholders substantially in the form of Schedule “B” hereto;

“Locked-Up Shareholders” means the persons who are party to the Lock-Up Agreements, as specified in the Corporation Disclosure Letter;

“Material Adverse Change” means, in respect of any Person, any one or more changes, events or occurrences, and “Material Adverse Effect” means, in respect of any Person, an effect which, in either case, either individually or in the aggregate, is, or would reasonably be expected to be, material and adverse to the business, operations, results of operations, production, assets, capital, property, obligations (whether absolute, accrued, conditional or otherwise), liabilities or financial condition of that Person and its Subsidiaries, taken as a whole, other than any change, event, occurrence or effect: (i)  affecting the worldwide gold mining industry in general; (ii) in or relating to general political, economic, financial or capital market conditions generally (including any reduction in market indices); (iii) in or relating to, IFRS or regulatory accounting requirements; (iv) in or relating to any change in Laws or any interpretation, application or non-application thereof by any Governmental Entity; (v) relating to change in the market trading price of shares of such Person arising from the announcement of the execution of this Agreement or the transactions contemplated hereby, or any change event or occurrence excluded from this definition under other prongs; or (vi) resulting from changes in the price of gold, provided, however, that such effect referred to in clause (i) to (v) and (vi) above does not have a disproportionate effect on that Person and its Subsidiaries (taken as a whole) compared to other companies of similar size operating in the mining industry;

“Mexican Entity” shall have the meaning ascribed to such term in the Recitals;

“Mexican Agreement” means the agreement to be entered into between Corporation and Yamana (or a wholly-owned subsidiary of Yamana) with respect to the transfer of the Mexican Properties, on terms and conditions acceptable to both parties, acting reasonably;

“Mexican Properties” means all infrastructure, equipment, permits, and rights related to the exploration of minerals at the Mexican project, including but not limited to, mining and surface rights, as described in Schedule “C” of the Agreement;

“New Osisko Common Shares” means the Class A common shares in the capital of Osisko to be created in accordance with the Plan of Arrangement;

“New Osisko Share Consideration” shall have the meaning ascribed to such term in the Recitals;

“NSR Royalty” shall have the meaning ascribed to such term in the Recitals;

“Nominee Agreement” shall have the meaning ascribed thereto in the Plan of Arrangement;

“NYSE” means the New York Stock Exchange;

“Osisko Contribution Agreement” means the contribution agreement made between Osisko and Canadian Malartic GP;

“Osisko Partner Co.” shall have the meaning ascribed to such term in the Recitals;

“Parties” means Yamana and Corporation, and “Party” means either of them;

“Person” means an individual, partnership, association, body corporate, joint venture, business organization, trustee, executor, administrative legal representative, Governmental Entity or any other entity, whether or not having legal status;

“Plan of Arrangement” means a plan of arrangement substantially in the form and content of Schedule “A” attached hereto and any amendment or variation thereto made in accordance with section 6.1 of the Plan of Arrangement or section 7.1 hereof;

“Proxy Circular” means the management information circular to be prepared by the Corporation in respect of the Corporation Meeting;

“Purchase and Sale Agreements” means, collectively, the Canadian Malartic Purchase and Sale Agreement and Exploration Purchase and Sale Agreements;

“Reclamation Bond” means the $46,440,000 deposited with the government of Québec in the form of bond, representing 100% of the total expected guarantee required to cover the entire future costs of rehabilitating the Canadian Malartic mine site, as per the current approved closure plan;

“Release” shall mean any release, spill, leak, discharge, abandonment, disposal, pumping, pouring, emitting, emptying, injecting, leaching, dumping, depositing, dispersing into or through the environment (including ambient air, surface water, ground water, land surface and subsurface strata or within any building, structure, facility or fixture) of any Hazardous Substance, including the abandonment or discarding of Hazardous Substances in barrels, drums, tanks or other containers;

“Remedial Action” shall mean any investigation, feasibility study, monitoring, testing, sampling, removal (including removal of underground storage tanks), restoration, clean-up, remediation, closure, site restoration, remedial response or remedial work;

“Replacement Option” shall have the meaning ascribed to such term in the Plan of Arrangement;

“Ressources Québec Debenture” means the Senior Unsecured Convertible Debenture dated December 10, 2013 between Osisko and Ressources Québec Inc.;

“Retention Agreements” means agreements to compensate certain senior officers of the Corporation for service continuing to a date not less than 18 months after the Effective Date;

“Securities Act” means the Securities Act (Quebec) and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Securities Authorities” means the Autorité des marches financiers and the other securities regulatory authorities in each of the provinces and territories of Canada and the SEC, collectively;

“SEC” means the United States Securities and Exchange Commission;

“SEDAR” means the System for Electronic Analysis and Retrieval;

“Stream Commitment Agreement” shall have the meaning ascribed to such term in the Recitals;

“Stream Partner” shall have the meaning ascribed to such term in the Recitals;

“Streaming Agreement” shall have the meaning ascribed to such term in the Recitals;

“Streaming Transaction” shall have the meaning ascribed to such term in the Recitals;

“Subsidiary” means, with respect to a specified body corporate, any body corporate of which the specified body corporate is entitled to elect a majority of the directors thereof and shall include any body corporate, partnership, joint venture or other entity over which such specified body corporate exercises direction or control or which is in a like relation to such a body corporate, excluding any body corporate in respect of which such direction or control is not exercised by the specified body corporate as a result of any existing contract, agreement or commitment;

“Superior Proposal” means a written Acquisition Proposal, substituting “fifty percent (50%)” for each reference to “twenty percent (20%)” contained in the definition of Acquisition Proposal, provided that: (a) the proposal did not result from a contravention of Article 6 of this Agreement, (b) the board of directors of Corporation has determined in good faith (after consultation with its outside legal counsel and financial advisors) that the proposal (x) is reasonably capable of completion without undue delay taking into account all legal, financial, regulatory and other aspects of such transaction and the party making such transaction, and (y) would, if consummated in accordance with its terms (but not assuming away any risk of non-completion) result in a transaction that is more favourable to the Corporation and the Corporation Shareholders than the transactions contemplated by this Agreement, (c) is fully funded or in respect of which adequate arrangements (in compliance with applicable securities Laws) have been made to ensure that the required funds will be available to effect payment in full for the common shares or assets as the case may be; and (d) the proposal would not be subject to any due diligence and/or access condition;

“Tax” and “Taxes” means all taxes, assessments, charges, dues, duties, rates, fees, imposts, levies and similar charges of any kind lawfully levied, assessed or imposed by any Governmental Entity, including all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes, mining taxes, sales taxes, use taxes, ad valorem taxes, value added taxes, transfer taxes (including, without limitation, taxes relating to the transfer of interests in real property or entities holding interests therein), franchise taxes, license taxes, withholding taxes, health taxes, payroll taxes, employment taxes, Canada or Québec Pension Plan premiums, excise, severance, social security, workers’ compensation, employment insurance or compensation taxes, mandatory pension and other social fund taxes or premium, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, alternative or add-on minimum taxes, goods and services tax, harmonized sales tax, customs duties or other taxes, fees, imports, assessments or charges of any kind whatsoever, and any instalments in respect thereof, together with any interest, fines and any penalties or additional amounts imposed by any taxing authority (domestic or foreign) on such entity, and any interest, penalties, fines, additional taxes and additions to tax imposed on such entity with respect to the foregoing and including an amount in respect of the foregoing as a transferee, successor, guarantor or surety or in a similar capacity under a contract, arrangement, agreement, understanding or commitment (whether written or oral) or by operation of law and any liability for the payment of any taxes described herein as a result of being a member of an affiliated, consolidated, combined or unitary group for any period as a result of any tax sharing or tax allocation agreement, arrangement or understanding;

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as may be amended from time to time;

“Tax Returns” means all returns, schedules, elections, declarations, reports, information returns, notices, forms, statements and other documents made, prepared or filed with any taxing authority or required to be made, prepared or filed with any Governmental Entity relating to Taxes;

“Transaction Cash Consideration” shall have the meaning ascribed to such term in the Recitals;

“Transaction Consideration” shall have the meaning ascribed to such term in the Recitals;

“TSX” means the Toronto Stock Exchange;

“U.S. Securities Administrators” means, collectively, the SEC and any state securities commission or similar regulatory authority of any state of the United States;

“U.S. Securities Law” means all applicable securities legislation in the United States, including without limitation, the 1933 Act and the 1934 Act, and the rules and regulations promulgated thereunder, including judicial and administrative interpretations thereof, and the securities laws of the states of the United States;

“Yamana” means Yamana Gold Inc., a corporation existing under the CBCA;

“Yamana Cash Consideration” shall have the meaning ascribed to such term in the Recitals;

“Yamana Common Shares” means common shares in the capital of Yamana;

“Yamana Documents” shall have the meaning ascribed thereto in section 3.2(r);

“Yamana Financial Statements” shall have the meaning ascribed thereto in subsection 3.2(g);

“Yamana Material Subsidiaries” means Mineracao Maraca Industria e Comercio S.A., Minera Meridian Ltda., Minas Argentinas S.A. and Minera Meridian Minerales SRLCV and “Yamana Material Subsidiary” means any one of them;

“Yamana Options” means options to purchase Yamana Common Shares issued pursuant to the Yamana Stock Option Plan, of which there are an aggregate of 1,886,541 outstanding as of March 28, 2014;

“Yamana Properties” means the material properties of Yamana and the Yamana Material Subsidiaries, namely the Chapada Mine (Brazil), the El Peñón Mine (Chile), the Mercedes Mine (Mexico) and the Gualcamayo Mine (Argentina);

“Yamana Restricted Share Unit Plan” means the restricted share unit plan of Yamana approved by the Yamana shareholders on May 14, 2008;

“Yamana Share Consideration” shall have the meaning ascribed to such term in the Recitals;

“Yamana Stock Option Plan” means the stock option plan of Yamana approved by the Yamana Shareholders on May 6, 2006 and described in the most recent Management Information Circular filed on SEDAR;

“Yamana Shareholders” means, at any time, the holders of the Yamana Common Shares;

“Yamana Transaction Cash Consideration” shall have the meaning ascribed to such term in the Recitals;

“Yamana Transaction Share Consideration” shall have the meaning ascribed to such term in the Recitals;

“1933 Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated from time to time thereunder;

“1934 Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated from time to time thereunder; and

“1940 Act” means the U.S. Investment Company Act of 1940, as amended, and the rules and regulations promulgated from time to time thereunder.

1.2                               Interpretation Not Affected by Headings

The division of this Agreement into articles, sections, subsections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The terms “this Agreement”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Agreement and the schedules attached hereto and not to any particular article, section or other portion hereof and include any agreement, schedule or instrument supplementary or ancillary hereto or thereto.

1.3                               Number, Gender and Persons

In this Agreement, unless the context otherwise requires, words importing the singular only shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter, and the word Person and all words importing Persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any Governmental Entity, political subdivision or instrumentality thereof) and any other entity of any kind or nature whatsoever.

1.4                               Date for any Action

If the date on which any action is required to be taken hereunder by any Party is not a Business Day, such action shall be required to be taken on the next succeeding day that is a Business Day.

1.5                               Statutory References

Any reference in this Agreement to a statute includes all regulations and rules made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

1.6                               Currency

Unless otherwise stated, all references in this Agreement to amounts of money are expressed in lawful money of Canada.

1.7                               Invalidity of Provisions

Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof. To the extent permitted by applicable Law, the Parties waive any provision of Law that renders any provision of this Agreement or any part thereof invalid or unenforceable in any respect. The Parties will engage in good faith negotiations to replace any provision hereof or any part thereof that is declared invalid or unenforceable with a valid and enforceable provision or part thereof, so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

1.8                               Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under IFRS and all determinations of an accounting nature required to be made hereunder shall be made in a manner consistent with IFRS.

1.9                               Knowledge

Where the phrases “to the knowledge of Yamana” or “to Yamana’s knowledge” or “to the knowledge of Corporation” or “to Corporation’s knowledge” are used in respect of Yamana, Corporation or the Corporation Subsidiaries, such phrase shall mean, in respect of each representation and warranty or other statement which is qualified by such phrase, that such representation and warranty or other statement is being made based upon: (a) in the case of Yamana, the collective actual knowledge of the Chief Executive Officer, Executive Vice President, Finance and Chief Financial Officer and General Counsel and Corporate Secretary; and (b) in the case of Corporation and Corporation Subsidiaries, the collective actual knowledge of the Chief Executive Officer, Executive Vice President, Finance and Chief Financial Officer and Vice President, Legal Affairs and Corporate Secretary.

1.10                        Meaning of Certain Phrase

In this Agreement the phrase “in the ordinary and regular course of business” shall mean and refer to those activities that are normally conducted by corporations engaged in the exploration and development of precious and base metals deposits and in the construction and operation of precious and base metal mines and with respect to the Parties consistent with past practice of such party, provided that in any event such action is not unreasonable.

1.11                        Schedules

The following schedules are attached to, and are deemed to be incorporated into and form part of, this Agreement:

Schedule	Matter

Schedule “A”	Form of Plan of Arrangement
Schedule “B”	Form of Lock-Up Agreement
Schedule “C”	Corporation Properties
Schedule “D”	Arrangement Resolution
Schedule “E”	Streaming Commitment Agreement
Schedule “F”	Loan Commitment Agreement
Schedule “G”	Canadian Malartic Partnership Agreement

ARTICLE 2
TRANSACTION IMPLEMENTATION

2.1                               The Arrangement

Corporation and Yamana agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions contained in this Agreement and the Plan of Arrangement.

2.2                               Court Proceedings

Corporation shall apply to the Court pursuant to the CBCA for the Interim Order and Final Order as follows:

(a)                                 As soon as is reasonably practicable after the date of execution of this Agreement and subject to Section 4.1(d), Corporation shall file, proceed with and diligently prosecute an application to the Court for the Interim Order which shall request that the Interim Order shall provide, among other things:

(i)                                     for the class of Persons to whom notice is to be provided in respect of the Arrangement and the Corporation Meeting and for the manner in which such notice is to be provided, such notice to include, inter alia, that such Persons have a right to appear at the hearing before the Court at which the fairness of the Arrangement is to be adjudged;

(ii)                                  for confirmation of the record date for the Corporation Meeting;

(iii)                               that the requisite approval for the Arrangement Resolution (the “Corporation Securityholder Approval”) shall be (i) 66 2/3% of the votes cast on the Arrangement Resolution by the Corporation Shareholders and the Corporation Optionholders, voting as a single class, present in person or by proxy at the Corporation Meeting; and (ii) 66 2/3% of the votes cast on the Arrangement Resolution by the Corporation Shareholders present in person or by proxy at the Corporation Meeting;

(iv)                              that, in all other respects, the terms, conditions and restrictions of the Corporation constating documents, including quorum requirements and other matters, shall apply in respect of the Corporation Meeting;

(v)                                 that Yamana and Corporation intend to rely upon the exemption from registration provided by Section 3(a)(10) of the 1933 Act in connection with: (A) the issuance of Yamana Common Shares pursuant to the Yamana Share Consideration; (B) the issuance of New Osisko Common Shares pursuant to the New Osisko Share Consideration; and (C) the issuance of Replacement Options in exchange for Corporation Options, each to be issued in exchange for securities as contemplated by the Arrangement, subject to and conditioned upon the Court’s determination following a hearing that the Arrangement is fair and reasonable to Corporation Securityholders;

(vi)                              for the grant of Dissent Rights to the registered holders of Corporation Common Shares;

(vii)                           for notice requirements with respect to the presentation of the application to the Court for the Final Order;

(viii)                        that the Corporation Meeting may be adjourned or postponed from time to time by management of Corporation without the need for additional approval of the Court;

(ix)                              that the record date for Corporation Securityholders entitled to notice of and to vote at the Corporation Meeting will not change in respect of any adjournment(s) of the Corporation Meeting;

(x)                                 for such other matter as Yamana may reasonably require, subject to obtaining the prior consent of Corporation, such consent not to be unreasonably withheld or delayed; and

(xi)                              subject to obtaining the approvals as contemplated by the Interim Order and as may be directed by the Court in the Interim Order, Corporation shall take all steps necessary or desirable to submit the Arrangement to the Court and to apply for the Final Order.

The notices of motion and related materials for the applications referred to in this section shall be in a form satisfactory to Corporation and Yamana, each acting reasonably.

2.3                               Effecting the Arrangement

Subject to the rights of termination contained in Article 7 hereof, upon the Corporation Securityholders providing the Corporation Securityholder Approval in accordance with the Interim Order, Corporation obtaining the Final Order and the other conditions contained in Article 5 hereof being complied with or waived, to the extent required under the CBCA, Corporation shall file with the Director the Final Order and such other documents as may be required in order to effect the Arrangement.

2.4                               Consultation

Yamana and Corporation will consult with each other in issuing any press release or otherwise making any public statement with respect to this Agreement or the Arrangement and in making any filing with the Court or the Director, any Governmental Entity, Securities Authority, U.S. Securities Administrators or stock exchange with respect thereto. Each of Yamana and Corporation shall use its commercially reasonable efforts to enable each of the other of them to review and comment on all such press release and filings prior to the release or filing, respectively, thereof.

2.5                               U.S. Securities Law Matters

(a)                                 The Parties agree that: (A) the issuance of Yamana Common Shares comprising the Yamana Share Consideration; (B) the issuance of New Osisko Common Shares comprising the New Osisko Share Consideration; and (C) the issuance of Replacement Options, issued on completion of the Arrangement to the Corporation Securityholders, will be issued in reliance on the exemption from the registration requirements of the 1933 Act provided by the Section 3(a)(10) thereof.  In order to ensure the availability of the exemption from registration provided by Section 3(a)(10) of the 1933 Act, the Parties agree that the Arrangement will be carried out on the following basis:

(i)                                     pursuant to Section 2.2(a)(v) of this Agreement, prior to the issuance of the Interim Order, the Court will be advised of the intention of the parties to rely on the exemption from registration provided by Section 3(a)(10) of the 1933 Act with respect to the issuance of the Yamana Corporation Shares comprising the Yamana Share Consideration and the New Osisko Common Shares comprising the New Osisko Share Consideration and the Replacement Options, in each case pursuant to the Arrangement, based on the Court’s approval of the Arrangement;

(ii)                                  the Court will be required to satisfy itself as to the procedural and substantive fairness of the terms and conditions of the Arrangement to the Corporation Securityholders;

(iii)                               Corporation will ensure that each Corporation Securityholder entitled to receive Yamana Common Shares, New Osisko Common Shares or the Replacement Options under the Arrangement will be given adequate notice advising them of their right to attend the hearing of the Court to give approval of the Arrangement and providing them with sufficient information necessary for them to exercise that right;

(iv)                              the Corporation Securityholders will be advised that the Yamana Common Shares comprising the Yamana Share Consideration and the New Osisko Common Shares comprising the New Osisko Share Consideration and the Replacement Options, to be issued in the Arrangement, have not been registered under the 1933 Act and will be issued by Yamana or Corporation, as applicable, in reliance on the exemption from registration provided by Section 3(a)(10) of the 1933 Act;

(v)                                 the Interim Order approving the Corporation Meeting will specify that each Corporation Securityholder will have the right to appear before the Court at the hearing so long as they enter an appearance within a reasonable time; and

(vi)                              the Final Order approving the Arrangement that is obtained from the Court will expressly state that the Arrangement is approved by the Court as being procedurally and substantively fair to the Corporation Securityholders.

2.6                               Closing

The closing of the Arrangement will take place at the offices of Bennett Jones LLP, 3400 One First Canadian Place, P.O. Box 130, in Toronto, Ontario, at 8:00 a.m. (Toronto time) on the Effective Date.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1                               Representations and Warranties of Corporation

Corporation hereby represents and warrants to Yamana and hereby acknowledges that Yamana is relying upon such representations and warranties in connection with entering into this Agreement and agreeing to complete the Arrangement, as follows:

(a)                                 Organization.  Corporation and each Corporation Subsidiary has been incorporated, are validly subsisting and have full corporate or legal power and authority to own their respective properties and assets and to conduct their respective businesses as currently owned and conducted. Corporation and each Corporation Subsidiary are registered, licensed or otherwise qualified as an extra-provincial corporation or a foreign corporation in each jurisdiction where the nature of the business or the location or character of the property and assets owned or leased by it requires it to be so registered, licensed or otherwise qualified, other than those jurisdictions where the failure to be so registered, licensed or otherwise qualified would not have a Material Adverse Effect on Corporation.  All of the outstanding shares of each Corporation Subsidiary are validly issued, fully paid and non-assessable. Except as disclosed by Corporation in the Corporation Disclosure Letter, all of the outstanding shares of each Corporation Subsidiary are owned, directly, by Corporation. Except as disclosed by Corporation in the Corporation Disclosure Letter

or pursuant to restrictions on transfer contained in the articles or by-laws (or their equivalent) of the respective Corporation Subsidiary, the outstanding shares of each Corporation Subsidiary are owned by Corporation free and clear of all Encumbrances and Corporation is not liable to any creditor in respect thereof.  Except pursuant to this Agreement and the transactions contemplated hereby and as disclosed in the Corporation Disclosure Letter, there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any issued or unissued securities of, or interest in either Corporation Subsidiary from Corporation.

(b)                                 Capitalization.  Corporation is authorized to issue an unlimited number of Corporation Common Shares. As at March 28, 2014, there were: (i) 439,813,283 Corporation Common Shares outstanding; (ii) Corporation Options to acquire an aggregate of 20,442,905 Corporation Common Shares outstanding; and (iii) an aggregate of 25,407,314 Corporation Common Shares reserved for issuance under the outstanding Corporation Convertible Securities. The exercise prices and expiry dates of the Corporation Options and the outstanding Corporation Convertible Securities are set out in the Corporation Disclosure Letter. Except as disclosed in the Corporation Disclosure Letter and pursuant to this Agreement and the transactions contemplated hereby, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating Corporation or a Corporation Subsidiary to issue or sell any shares of Corporation, a Corporation Subsidiary or any securities or obligations of any kind convertible into or exchangeable for any shares of Corporation or a Corporation Subsidiary. All outstanding Corporation Common Shares have been authorized and are validly issued and outstanding as fully paid and non-assessable shares. As of the date hereof, there are no outstanding bonds, debentures or other evidences of indebtedness of Corporation or a Corporation Subsidiary having the right to vote with the Corporation Shareholders on any matter. There are no outstanding contractual obligations of Corporation or a Corporation Subsidiary to repurchase, redeem or otherwise acquire any outstanding Corporation Common Shares or with respect to the voting or disposition of any outstanding Corporation Common Shares.

(c)                                  Authority.  Corporation has all necessary power, authority and capacity to enter into this Agreement and all other agreements and instruments to be executed by Corporation as contemplated by this Agreement, and to perform its obligations hereunder and under such other agreements and instruments. The execution and delivery of this Agreement by Corporation and the completion by Corporation of the transactions contemplated by this Agreement have been authorized by the directors of Corporation and, subject to obtaining the Corporation Securityholder Approval, the Interim Order and any approvals required by the Interim Order and the Final Order, and providing to the Director any records, information or other documents required in connection with the Arrangement, no other corporate proceedings on the part of Corporation are necessary to authorize this Agreement or to complete the transactions contemplated hereby other than in connection with the approval by the directors of Corporation of the Proxy Circular. This Agreement has been executed and delivered by Corporation and constitutes a legal, valid and binding obligation of Corporation, enforceable against Corporation in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other applicable Laws relating to or affecting creditors’ rights generally, and to general principles of equity. Except as disclosed by Corporation in the Corporation Disclosure Letter, the execution and delivery by Corporation of this Agreement and the performance by Corporation of its obligations hereunder and the completion of the transactions contemplated hereby, do not and will not:

(i)                                     result in a violation, contravention or breach of, require any consent to be obtained under or give rise to any termination rights under any provision of:

(A)                               the articles or by-laws (or their equivalent) of Corporation or a Corporation Subsidiary;

(B)                               assuming the Corporation has obtained the Corporation Securityholder Approval, the Interim Order and any approvals required by the Interim Order and the Final Order, any Law, other than under the Competition Act and any other applicable merger control law; or

(C)                               any material contract, agreement, licence or permit to which Corporation or a Corporation Subsidiary is bound or is subject to or of which Corporation or a Corporation Subsidiary is the beneficiary;

(D)                               in each case, which would, individually or in the aggregate, have a Material Adverse Effect on Corporation, and

(E)                                give rise to any right of termination or acceleration of indebtedness, or cause any indebtedness owing by Corporation or a Corporation Subsidiary to come due before its stated maturity or cause any available credit to cease to be available which would, individually or in the aggregate, have a Material Adverse Effect on Corporation;

(ii)                                  result in the imposition of any Encumbrance upon any of the property or assets of Corporation or a Corporation Subsidiary or restrict, hinder, impair or limit the ability of Corporation or a Corporation Subsidiary to conduct the business of Corporation or a Corporation Subsidiary as and where it is now being conducted which would, individually or in the aggregate, have a Material Adverse Effect on Corporation; or

(iii)                               except as disclosed by Corporation in the Corporation Disclosure Letter, result in any material payment (including severance, unemployment compensation, “golden parachute”, bonus or otherwise) becoming due to any director or officer of Corporation or a Corporation Subsidiary or increase any benefits otherwise payable under any pension or benefits plan of Corporation or a Corporation Subsidiary or result in the acceleration of the time of payment or vesting of any such benefits.

No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other person is required to be obtained by Corporation or a Corporation Subsidiary in connection with the execution and delivery of this Agreement or the consummation by Corporation of the transactions contemplated hereby other than: (i) the Interim Order and any approvals required by the Interim Order; (ii) the Final Order and any approvals required by the Final Order; (iii) filings required under the CBCA and filings with and approvals required by Securities Authorities and stock exchanges; (iv) any other consents, waivers, permits, orders or approvals referred to in the Corporation Disclosure Letter; (v) compliance with and approvals required by the Competition Act or other applicable merger control laws; and (vi) any other consents, approvals, orders, authorizations, declarations or filings which, if not obtained, would not, individually or in the aggregate, have a Material Adverse Effect on Corporation.

(d)                                 Directors’ Approvals.  The board of directors of Corporation has received an opinion from each of BMO Nesbitt Burns Inc. and Maxit Capital LP, the financial advisors to the board of directors of Corporation, that, as of the date hereof, the consideration payable to the Corporation Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Corporation Shareholders and the directors of Corporation have unanimously:

(i)                                     determined that the Arrangement is in the best interests of Corporation;

(ii)                                  resolved to recommend that the Corporation Shareholders vote in favour of the Arrangement Resolution; and

(iii)                               authorized the entering into of this Agreement, and the performance of its provisions, by Corporation.

(e)                                  Corporation Subsidiaries. The only material Subsidiaries of Corporation are the Corporation Subsidiaries.

(f)                                   No Defaults.  None of Corporation or the Corporation Subsidiaries is in default under, and, to the knowledge of Corporation, there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute a default by Corporation or a Corporation Subsidiary under any contract, agreement or licence that is material to the conduct of the business of Corporation or a Corporation Subsidiary to which any of them is a party or by which either of them is bound that would, individually or in the aggregate, have a Material Adverse Effect on Corporation.

(g)                                  Absence of Changes.  Since December 31, 2013, except as disclosed by Corporation in the Corporation Disclosure Letter and this Agreement:

(i)                                     each of Corporation and the Corporation Subsidiaries have conducted their business only in the ordinary and regular course of business consistent with past practice;

(ii)                                  none of Corporation or the Corporation Subsidiaries has incurred or suffered a Material Adverse Change;

(iii)                               there has not been any acquisition or sale by Corporation or a Corporation Subsidiary of any property or assets material to Corporation and the Corporation Subsidiaries, taken as a whole;

(iv)                              other than in the ordinary and regular course of business consistent with past practice, there has not been any incurrence, assumption or guarantee by Corporation or a Corporation Subsidiary of any debt for borrowed money, or any making by Corporation or a Corporation Subsidiary of any loan, advance or capital contribution to or investment in any other person;

(v)                                 other than in the ordinary and regular course of business consistent with past practice, there has not been any material increase in or material modification of the compensation payable to or to become payable by Corporation or a Corporation Subsidiary to any of their respective directors, officers, employees or consultants or any grant to any such director, officer, employee or consultant of any increase in severance or termination pay or any increase or modification of any bonus, pension, insurance or benefit arrangement (including, without limitation, the granting of Corporation Options pursuant to the Corporation Stock Option Plan and the granting of awards pursuant to the Corporation Deferred Share Unit Plan or the Corporation Restricted Share Unit Plan) made to, for or with any of such directors or officers;

(vi)                              Corporation has not effected any material change in its accounting methods, principles or practices; and

(vii)                           Corporation has not adopted any, or materially amended any, collective bargaining agreement, bonus, pension, profit sharing, stock purchase, stock option or other benefit plan or shareholder rights plan.

(h)                                 Employment Agreements.  Other than as disclosed by Corporation in the Corporation Disclosure Letter:

(i)                                     none of Corporation or the Corporation Subsidiaries is a party to any written or oral policy, agreement, obligation or understanding providing for severance or termination payments to, or any employment or consulting agreement with, any director or officer of Corporation or Corporation Subsidiary that cannot be terminated without payment of a maximum of 12 times such individual’s monthly salary;

(ii)                                  none of Corporation or the Corporation Subsidiaries has any employee or consultant whose employment or contract with Corporation or Corporation Subsidiary cannot be terminated without payment upon a maximum of 12 months’ notice, except as required by applicable Laws; and

(iii)                               none of Corporation or the Corporation Subsidiaries (A) is a party to any collective bargaining agreement; (B) is, to the knowledge of Corporation, subject to any application for certification or threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement, or (C) is subject to any current or, to the knowledge of Corporation, pending or threatened strike or lockout.

(i)                                     Financial Matters.  The audited statements of financial position, audited consolidated statements of loss and comprehensive loss, audited consolidated statements of changes in equity and audited consolidated statements of cash flows of Corporation for the financial years ended December 31, 2013 and 2012, and the notes thereto and the report by the Corporation’s auditors thereon (the “Corporation Financial Statements”), were prepared in accordance with IFRS and fairly present in all material respects the consolidated financial condition of Corporation at the respective dates indicated its financial performance and its cash flows for the years ended December 31, 2013 and 2012. Except as disclosed by Corporation in the Corporation Disclosure Letter, none of Corporation or the Corporation Subsidiaries has any liability or obligation (including, without limitation, liabilities or obligations to fund any operations or work or exploration program, to give any guarantees or for Taxes), whether accrued, absolute, contingent or otherwise, not reflected in the Corporation Financial Statements, which liabilities or obligations would not reasonably be expected to have a Material Adverse Effect on Corporation.

(j)                                    Books and Records.  The corporate records and minute books of Corporation and each Corporation Subsidiary have been maintained in material compliance with all applicable Laws and are complete and accurate in all material respects.  Financial books and records and accounts of Corporation and each Corporation Subsidiary (i) have been maintained in accordance with good business practices on a basis consistent with prior years and past practice; (ii) are stated in reasonable detail and accurately and fairly reflect the material transactions and acquisitions and dispositions of assets of Corporation and each Corporation Subsidiary; and (iii) accurately and fairly reflect the basis for the Corporation Financial Statements.

(k)                                 Litigation.  Except as disclosed by Corporation in the Corporation Disclosure Letter, there is no claim, action, proceeding or investigation pending or in progress or, to the knowledge of Corporation, threatened against or relating to Corporation or a Corporation Subsidiary or affecting any of their respective properties or assets before any Governmental Entity which individually or in the aggregate has, or could reasonably be expected to have, a Material Adverse Effect on Corporation.  There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of Corporation, threatened against or relating to Corporation or a Corporation Subsidiary before any Governmental Entity. None of Corporation or the Corporation Subsidiaries nor any of their respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict the right or ability of Corporation or a Corporation Subsidiary as the case may be, to conduct its business in all material respects as it has been carried on prior to the date hereof, or that would materially impede the consummation of the transactions contemplated by this Agreement, except to the extent any such matter would not have a Material Adverse Effect on Corporation.

(l)                                     Corporation Properties.  Except as disclosed in the Corporation Disclosure Letter:

(i)                                     the Corporation Properties are fully described in Schedule “C” attached hereto, there are no mineral claims or other rights comprising the Corporation Properties or any portion thereof which are not set out in Schedule “C” attached hereto and each of the permits set out in Schedule “C” hereto are in full force and effect;

(ii)                                  to the knowledge of Corporation, all of the mineral claims or other rights comprising the Corporation Properties have been validly located and recorded in compliance with applicable Laws and are comprised of valid and subsisting mineral claims, which are in good standing under applicable Laws;

(iii)                               no Person has any agreement, option, right of first refusal or right, title or interest or right capable of becoming an agreement, option, right of first refusal or right, title or interest, in or to the Corporation Properties;

(iv)                              Corporation or a Corporation Subsidiary has all necessary corporate power to own the Corporation Properties and is in material compliance with all applicable Laws, permits, consents and qualifications to which the Corporation Properties are subject;

(v)                                 applying customary standards in the mining industry, Corporation and/or a Corporation Subsidiary have a 100% legal and beneficial good, valid and exclusive ownership right, title and interest in and to, and actual and exclusive possession of, the permits relating to the Corporation Properties, free and clear of all title defect or Encumbrance, other than property as to which it is a lessee, in which case it has a valid leasehold interest;

(vi)                              all taxes which are due and payable, local improvements, assessment rates, utilities and any and all other payments to or assessments of any Governmental Entity having jurisdiction in respect of the Corporation Properties have been made by Corporation in respect of the Corporation Properties;

(vii)                           neither the Corporation Properties nor any minerals or product derived from the Corporation Properties are subject to or bound by any royalty or royalty interest, whether registered or unregistered, and Corporation has not granted any royalty interest in or affecting the foregoing;

(viii)                        there is no action, suit, order, work order, petition, prosecution or other similar proceeding of which process initiating the same has been served on Corporation or to the knowledge of Corporation, threatened against Corporation and affecting any of the Corporation Properties at law or in equity or before or by any Governmental Entity;

(ix)                              Corporation has not received notice of any breach of any applicable Law in respect of its conduct on or under the Corporation Properties which could have a Material Adverse Effect on the Corporation Properties; and

(x)                                 the assets to be transferred hereunder to the Canadian Malartic GP are all the assets required to conduct the business of the Canadian Malartic Gold Mine in all material respects as it is currently being conducted.

(m)                             Mineral Resources and Mineral Reserves. The most recent estimated measured, indicated and inferred mineral resources and proven and probable mineral reserves of Corporation disclosed in the Corporation Documents have been prepared and disclosed in all material respects in accordance with all applicable Laws.  There has been no material reduction (other than as a result of operations in the ordinary course of business) in the aggregate amount of estimated mineral resources and proven and probable reserves of Corporation and the Corporation Subsidiaries, from the amounts disclosed publicly by Corporation.

(n)                                 Operational Matters.  Except as would not have a Material Adverse Effect on Corporation:

(i)                                     all rentals, payments and obligations (including maintenance for unpatented mining claims), royalties, overriding royalty interests, production payments, net profits, interest burdens and other payments due or payable on or prior to the date hereof under or with respect to the direct or indirect assets of Corporation and a Corporation Subsidiary have been properly and timely paid and no claim is due to lapse within 90 days of the date hereof;

(ii)                                  (A) all mines and mining-related activities where Corporation or a Corporation Subsidiary is operator at the relevant time have been developed and operated in accordance with good mining practices and in compliance with all applicable Laws; and (B) all mines located in or on the lands of Corporation or a Corporation Subsidiary or lands pooled or unitized therewith, which have been abandoned by Corporation or a Corporation Subsidiary have been developed, managed and abandoned in accordance with good mining practices and in compliance with all applicable Laws;

(iii)                               the ore bodies and minerals located in the Corporation Properties are under valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, sufficient to permit the Corporation to explore the minerals relating thereto, all such property leases or claims and all property, leases or claims in which Corporation or a Corporation Subsidiary have any interest or right have been validly located and recorded in accordance with all applicable Laws and are valid and subsisting, Corporation or a Corporation Subsidiary have all necessary surface rights, access rights and other necessary rights and interests relating to the Corporation Properties granting Corporation or a Corporation Subsidiary the rights and ability to explore for minerals, ore and metals for development purposes, with only such exceptions as do not materially interfere with the use made by Corporation or a Corporation Subsidiary of the rights or interests so held and each of the proprietary interests or rights and each of the documents, agreements and instruments and obligations relating thereto referred to above is currently in good standing in the name of Corporation or a Corporation Subsidiary;

(iv)                              all exploration activities have been undertaken in accordance with good exploration practices and in compliance with all applicable Laws, except where the failure to so comply would not have a Material Adverse Effect on the Corporation; and

(v)                                 each of the Corporation and the Corporation Subsidiaries has all necessary permits required for it to carry on its business as currently conducted, all of which are in full force and effect, and each of them is in compliance with such permits. None of Corporation or the Corporation Subsidiaries has received oral or written notice relating to the revocation, cancellation expropriation or modification of any such permit.

(o)                                 Insurance. Corporation and each Corporation Subsidiary maintain policies of insurance that are reasonable, prudent and appropriate for the size and nature of the business of Corporation and the respective Corporation Subsidiary, and such policies are in full force and effect as of the date hereof.

(p)                                 Environmental.

(i)                                     Each of Corporation and the Corporation Subsidiaries has carried on its operations in compliance with all applicable Environmental Laws, except to the extent that a failure to be in such compliance, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Corporation.

(ii)                                  (A) To Corporation’s knowledge, the Corporation Properties have not been used to generate, manufacture, refine, treat, recycle, transport, store, handle, dispose, transfer, produce or process Hazardous Substances, except in compliance in all material respects with all Environmental Laws and except to the extent that such non-compliance would not reasonably be expected to have a Material Adverse

Effect on Corporation; (B) none of Corporation or the Corporation Subsidiaries has caused or permitted the Release of any Hazardous Substances at, in, on, under or from any Corporation Property, except in compliance, individually or in the aggregate, with all Environmental Laws, except where the failure to be in such compliance would not be reasonably likely to have a Material Adverse Effect on Corporation; (C) all Hazardous Substances handled, recycled, disposed of, treated or stored on or off site of the Corporation Properties have been handled, recycled, disposed of, treated and stored in material compliance with all Environmental Laws except to the extent that a failure to be in such compliance would not be reasonably likely to have a Material Adverse Effect on Corporation; and (D) to the knowledge of Corporation, there are no Hazardous Substances at, in, on, under or migrating from any Corporation Property, except in material compliance with all Environmental Laws and except to the extent that any failures to be in compliance would not reasonably be expected to have a Material Adverse Effect on Corporation.

(iii)                               To the knowledge of Corporation, none of Corporation or the Corporation Subsidiaries has treated or disposed, or arranged for the treatment or disposal, of any Hazardous Substances at any location: (A) listed on any list of hazardous sites or sites requiring Remedial Action issued by any Governmental Entity; (B) proposed for listing on any list issued by any Governmental Entity of hazardous sites or sites requiring Remedial Action, or any similar federal, state or provincial lists; or (C) which is the subject of enforcement actions by any Governmental Entity that creates the reasonable potential for any proceeding, action, or other claim against Corporation or a Corporation Subsidiary.  To the knowledge of Corporation, no site or facility now or previously owned, operated or leased by Corporation or a Corporation Subsidiary is listed or, to the knowledge of Corporation, is proposed for listing on any list issued by any Governmental Entity of hazardous sites or sites requiring Remedial Action or is the subject of Remedial Action.

(iv)                              Except to the extent that would not reasonably be expected to have a Material Adverse Effect on Corporation, none of Corporation or the Corporation Subsidiaries has caused or permitted the Release of any Hazardous Substances on or to any of the Corporation Properties in such a manner as: (A) would be reasonably likely to impose Liability for cleanup, natural resource damages, loss of life, personal injury, nuisance or damage to other property, except to the extent that such Liability would not have a Material Adverse Effect on Corporation; or (B) would be reasonably likely to result in imposition of a lien, charge or other encumbrance or the expropriation of any of the Corporation Properties or the assets of  Corporation or a Corporation Subsidiary.

(v)                                 Except to the extent that would not reasonably be expected to have a Material Adverse Effect with respect to Corporation and except as disclosed by Corporation in the Corporation Disclosure Letter, none of Corporation or the Corporation Subsidiaries has received from any person or Governmental Entity any notice, formal or informal, of any proceeding, action or other claim, Liability or potential Liability arising under any Environmental Law that is pending as of the date hereof.

(q)                                 Tax Matters.

(i)                                     Each of Corporation and the Corporation Subsidiaries have duly and timely made or prepared all Tax Returns required to be made or prepared by it, has duly and timely filed in the prescribed form all Tax Returns required to be filed by it with the appropriate Governmental Entity and has, in all material respects, completely and correctly reported all income and all other amounts or information required to be reported thereon.

(ii)                                  Each of Corporation and the Corporation Subsidiaries have (A) duly and timely paid all Taxes due and payable by it other than those which are being or have been contested in good faith and in respect of which reserves have been provided in the most recently published financial statements of the Corporation, (B) duly and timely withheld all Taxes and other amounts required by Law to be withheld by it and has duly and timely remitted to the appropriate Governmental Entity such Taxes and other amounts required by Law to be remitted by it, and (C) duly and timely collected all amounts on account of sales or transfer taxes, including goods and services, harmonized sales and provincial or territorial sales taxes, required by Law to be collected by it and has duly and timely remitted to the appropriate Governmental Entity any such amounts required by Law to be remitted by it.

(iii)                               The charges, accruals and reserves for Taxes reflected on the Corporation Financial Statements (whether or not due and whether or not shown on any Tax Return but excluding any provision for deferred income taxes) are, in the opinion of Corporation, adequate under IFRS to cover Taxes with respect to Corporation and the Corporation Subsidiaries accruing through the date hereof.

(iv)                              There are no disputes, proceedings, investigations, audits, assessments, reassessments or claims now pending or to the knowledge of Corporation, threatened against either Corporation or a Corporation Subsidiary that propose to assess material Taxes in addition to those reported in the Tax Returns.  There are no liens for Taxes upon any of the assets or properties of the Corporation or a Corporation Subsidiary.

(r)                                    Pension and Employee Benefits. Corporation and each Corporation Subsidiary have complied, in all material respects, with all of the terms of the pension and other employee compensation and benefit obligations of Corporation and each Corporation Subsidiary including the provisions of any collective agreements, funding and investment contracts or obligations applicable thereto, arising under or relating to each of the pension or retirement income plans or other employee compensation or benefit plans, agreements, policies, programs, arrangements or practices, whether written or oral, which are maintained by or binding upon Corporation or a Corporation Subsidiary as the case may be  other than such non-compliance that would not reasonably be expected to have a Material Adverse Effect on Corporation.

(s)                                   Reports.  Since December 31, 2013, Corporation has filed with all applicable Securities Authorities, the TSX and all applicable self-regulatory authorities a true and complete copy of all material forms, reports, schedules, statements, certifications, material change reports and other documents required to be filed by it (such forms, reports, schedules, statements, certifications and other documents, including any financial statements or other documents, including any schedules included therein, are referred to herein as the “Corporation Documents”). The Corporation Documents, at the time filed or, if amended, as of the date of such amendment (i) did not contain any misrepresentation (as defined by the Securities Act) and did not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, and (ii) complied in all material respects with the requirements of applicable securities legislation and the rules, policies and instruments of all Securities Authorities having jurisdiction over Corporation except where such non-compliance has not had or would not reasonably be expected to have a Material Adverse Effect on Corporation. Corporation has not filed any confidential material change or other report or other document with any Securities Authority or the TSX or other self-regulatory authority which at the date hereof remains confidential.  Corporation Subsidiary is not required to file any reports or other documents with any of the Securities Authorities or the TSX.

(t)                                    Compliance with Laws.  Corporation and each Corporation Subsidiary have complied with and are not in violation of any applicable Law other than such non-compliance or violations that would not, individually or in the aggregate, have a Material Adverse Effect on Corporation.

(u)                                 No Option on Assets.  Except as disclosed by Corporation in the Corporation Disclosure Letter no Person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from Corporation or a Corporation Subsidiary of any of the material assets of Corporation or a Corporation Subsidiary other than as contemplated for the purposes of this Agreement.

(v)                                 Certain Contracts.  Except as disclosed by Corporation in the Corporation Disclosure Letter, none of Corporation or the Corporation Subsidiaries is a party to or bound by any non-competition agreement or any other agreement, obligation, judgment, injunction, order or decree that purports to (i) limit the manner or the localities in which all or any material portion of their business is conducted, (ii) limit any business practice of Corporation or a Corporation Subsidiary in any material respect, or (iii) restrict any acquisition or disposition of any property by Corporation or a Corporation Subsidiary in any material respect.

(w)                               Investment Company Status.  Corporation is not, and following the consummation of the Arrangement will not be, required to be registered as an “investment company” under the 1940 Act.

(x)                                 Business Practices.  Since December 31, 2011, none of Corporation or the Corporation Subsidiaries nor, to the knowledge of Corporation, any of its or their respective directors, executives, officers, representatives, agents or employees has: (i) used or is using any corporate funds for any illegal contributions, gifts, entertainment or other expenses relating to political activity that would be illegal; (ii) used or is using any corporate funds for any direct or indirect illegal payments to any foreign or domestic governmental officials or employees; (iii) violated or is violating any provision of the Corruption of Foreign Public Officials Act (Canada) or the United States Foreign Corrupt Practices Act of 1977; (iv) has established or maintained, or is maintaining, any illegal fund of corporate monies or other properties; or (v) made any bribe, illegal rebate, illegal payoff, influence payment, kickback or other illegal payment of any nature.

(y)                                 HSR Act.  Corporation (and all entities “controlled” by Corporation for purposes of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended) does not hold assets located in the United States with a fair market value of greater than US$75.9 million and has not made aggregate sales in or into the United States of over US$75.9 million in its most recent fiscal year.

3.2                               Representations and Warranties of Yamana

Yamana hereby represents and warrants to Corporation, and hereby acknowledges that Corporation is relying upon such representations and warranties in connection with entering into this Agreement and agreeing to complete the Arrangement, as follows:

(a)                                 Organization.  Yamana has been incorporated, is validly subsisting under the laws of its jurisdiction of incorporation and has full corporate and legal power and authority to own its property and assets and to conduct its business as currently owned and conducted. Yamana is registered, licensed or otherwise qualified as an extra-provincial corporation or a foreign corporation in each jurisdiction where the nature of the business or the location or character of the property and assets owned or leased by it requires it to be so registered, licensed or otherwise qualified, other than those jurisdictions where the failure to be so registered, licensed or otherwise qualified would not have a Material Adverse Effect on Yamana.

(b)                                 Capitalization.  Yamana is authorized to issue an unlimited number of Yamana Common Shares and 8,000,000 first preference shares, Series 1. As at March 28, 2014, there were: (i) 753,391,214 Yamana Common Shares and no preference shares outstanding; (ii) Yamana Options to acquire an aggregate of 1,866,541 Yamana Common Shares outstanding; and (iii) 20,088,047 restricted share units issued under the Yamana Restricted Share Unit Plan outstanding. All outstanding Yamana Common Shares have been authorized and are validly issued and outstanding as fully paid and non-assessable shares, free of pre-emptive rights.

(c)                                  Authority.  Yamana has all necessary power, authority and capacity to enter into this Agreement and all other agreements and instruments to be executed by Yamana as contemplated by this Agreement, and to perform its obligations hereunder and under such other agreements and instruments. The execution and delivery of this Agreement by Yamana and the completion by Yamana of the transactions contemplated by this Agreement have been authorized by the directors of Yamana and no other corporate proceedings on the part of Yamana are necessary to authorize this Agreement or to complete the transactions contemplated hereby. This Agreement has been executed and delivered by Yamana and constitutes a legal, valid and binding obligation of Yamana, enforceable against Yamana in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other applicable Laws relating to or affecting creditors’ rights generally, and to general principles of equity. The execution and delivery by Yamana of this Agreement and the performance of its obligations hereunder and the completion of the transactions contemplated hereby do not and will not result in a violation, contravention or breach of, require any consent to be obtained under or give rise to any termination rights under any provision of,

(i)                                     the articles or by-laws (or their equivalent) of Yamana;

(ii)                                  any Law, other than under the Competition Act and any other applicable merger control laws; or

(iii)                               any contract, agreement, licence or permit to which Yamana is bound or is subject to or of which Yamana is the beneficiary;

which would, individually or in the aggregate, have a Material Adverse Effect on Yamana;

No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other person is required to be obtained by Yamana in connection with the execution and delivery of this Agreement or the consummation by Yamana of the transactions contemplated hereby other than: (i) the Interim Order and any approvals required by the Interim Order; (ii) the Final Order and any approvals required by the Final Order; (iii) filings with and approvals required under the CBCA and filings and approvals by Securities Authorities having jurisdiction and stock exchanges; (iv) compliance with and approvals required by the Competition Act or other applicable merger control laws; and (vi) any other consents, approvals, orders, authorizations, declarations or filings which, if not obtained, would not, individually or in the aggregate, have a Material Adverse Effect on Yamana.

(d)                                 No Defaults.  Neither Yamana, nor Yamana Material Subsidiary is in default under, and, to the knowledge of Yamana, there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute a default by Yamana or Yamana Material Subsidiary under any contract, agreement or licence that is material to the conduct of the business of Yamana or Yamana Material Subsidiary to which any of them is a party or by which either of them is bound that would, individually or in the aggregate, have a Material Adverse Effect on Yamana.

(e)                                  Absence of Changes.  Since December 31, 2013:

(i)                                     each of Yamana and the Yamana Material Subsidiaries have conducted their business only in the ordinary and regular course of business consistent with past practice;

(ii)                                  none of Yamana or Yamana Material Subsidiary has incurred or suffered a Material Adverse Change;

(iii)                               there has not been any acquisition or sale by Yamana or Yamana Material Subsidiary of any property or assets material to Yamana and the Yamana Material Subsidiary, taken as a whole;

(iv)                              other than in the ordinary and regular course of business consistent with past practice, there has not been any incurrence, assumption or guarantee by Yamana or Yamana Material Subsidiary of any debt for borrowed money, or any making by Yamana or Yamana Material Subsidiary of any loan, advance or capital contribution to or investment in any other person;

(v)                                 Yamana has not effected or passed any resolution to approve a split, consolidation or reclassification of any of the outstanding Yamana Common Shares;

(vi)                              other than in the ordinary and regular course of business consistent with past practice, there has not been any material increase in or material modification of the compensation payable to or to become payable by Yamana or Yamana Material Subsidiary to any of their respective directors, officers, employees or consultants or any grant to any such director, officer, employee or consultant of any increase in severance or termination pay or any increase or modification of any bonus, pension, insurance or benefit arrangement (including, without limitation, the granting of Yamana Options pursuant to the Yamana Stock Option Plan) made to, for or with any of such directors or officers;

(vii)                        Yamana has not effected any material change in its accounting methods, principles or practices; and

(viii)                     Yamana has not adopted any, or materially amended any, collective bargaining agreement, bonus, pension, profit sharing, stock purchase, stock option or other benefit plan or shareholder rights plan.

(f)                                   Title to Properties.  Applying customary standards in the mining industry, Yamana and each of the Yamana Material Subsidiaries has sufficient title, free and clear of any title defect or Encumbrance, to its properties (other than property as to which it is a lessee, in which case it has a valid leasehold interest) except for such defects in title or Encumbrances that, individually or in the aggregate, do not have, and would not reasonably be expected to have, a Material Adverse Effect on Yamana.

(g)                                  Financial Matters.  The audited consolidated balance sheets, audited consolidated statements of changes in equity, audited consolidated statements of operations and comprehensive income and audited consolidated statements of cash flows of Yamana for the financial years ended December 31, 2013 and 2012 and the notes thereto and the report of Yamana’s auditors thereon (the “Yamana Financial Statements”), were prepared in accordance with IFRS and fairly present in all material respects the consolidated financial condition of Yamana at the respective dates indicated and the results of operations of Yamana for the periods covered on a consolidated basis.  None of Yamana or the Yamana Subsidiaries has any liability or obligation (including, without limitation, liabilities or obligations to fund any operations or work or exploration program, to give any guarantees or for Taxes), whether accrued, absolute, contingent or otherwise, not reflected in the Yamana Financial Statements, which liabilities or obligations would not reasonably be expected to have a Material Adverse Effect on Corporation.

(h)                                 Tax Matters.

(i)                                     Each of Yamana and the Yamana Material Subsidiaries have duly and timely made or prepared all Tax Returns required to be made or prepared by it, has duly and timely filed in the prescribed form all Tax Returns required to be filed by it with the appropriate Governmental Entity and has, in all material respects, completely and correctly reported all income and all other amounts or information required to be reported thereon.

(ii)                                  Each of Yamana and the Yamana Material Subsidiaries have (A) duly and timely paid all Taxes due and payable by it other than those which are being or have been contested in good faith and in respect of which reserves have been provided in the most recently published financial statements of Yamana, (B) duly and timely withheld all Taxes and other amounts required by Law to be withheld by it and has duly and timely remitted to the appropriate Governmental Entity such Taxes and other amounts required by Law to be remitted by it, and (C) duly and timely collected all amounts on account of sales or transfer taxes, including goods and services, harmonized sales and provincial or territorial sales taxes, required by Law to be collected by it and has duly and timely remitted to the appropriate Governmental Entity any such amounts required by Law to be remitted by it.

(iii)                            The charges, accruals and reserves for Taxes reflected on Yamana Financial Statements (whether or not due and whether or not shown on any Tax Return but excluding any provision for deferred income taxes) are, in the opinion of Yamana, adequate under IFRS to cover Taxes with respect to Yamana and the Yamana Subsidiaries accruing through the date hereof.

(iv)                           Except as disclosed in the Yamana Financial Statements, there are no disputes, proceedings, investigations, audits, assessments, reassessments or claims now pending or to the knowledge of Corporation, threatened against either Yamana or a Yamana Material Subsidiary that propose to assess material Taxes in addition to those reported in the Tax Returns. There are no liens for Taxes upon any of the assets or properties that have not been paid by Yamana or a Yamana Material Subsidiary.

(i)                                     Litigation.  Except as set out in the Yamana Financial Statements there is no claim, action, proceeding or investigation pending or in progress or, to the knowledge of Corporation, threatened against or relating to Yamana or Yamana Material Subsidiary or affecting any of their respective properties or assets before any Governmental Entity which individually or in the aggregate has, or could reasonably be expected to have, a Material Adverse Effect on Yamana.  There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of Yamana, threatened against or relating to Yamana or Yamana Material Subsidiary before any Governmental Entity. Neither of Yamana nor Yamana Material Subsidiary nor any of their respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict the right or ability of Yamana or Yamana Material Subsidiary as the case may be, to conduct its business in all material respects as it has been carried on prior to the date hereof, or that would materially impede the consummation of the transactions contemplated by this Agreement, except to the extent any such matter would not have a Material Adverse Effect on Yamana.

(j)                                    Mineral Reserves and Resources. The most recent estimated, proven and probable mineral reserves and the estimated measured, indicated and inferred mineral resources of Yamana disclosed in Yamana Documents have been prepared and disclosed in all material respects in accordance with all applicable Laws.  There has been no material reduction (other than as a result of operations in the ordinary course of business) in the aggregate amount of estimated mineral reserves and estimated mineral resources of Yamana on a consolidated basis from the amounts disclosed publicly by Yamana.

(k)                                 Operational Matters.  Except as would not have a Material Adverse Effect on Yamana:

(i)                                     all rentals, payments and obligations (including maintenance for unpatented mining claims), royalties, overriding royalty interests, production payments, net profits, interest burdens and other payments due or payable on or prior to the date hereof under or with respect to the direct or indirect assets of Yamana and a Yamana Material Subsidiary have been properly and timely paid and no claim is due to lapse within 90 days of the date hereof;

(ii)                               (A) all mines and mining-related activities where Yamana or a Yamana Material Subsidiary is operator at the relevant time have been developed and operated in accordance with good mining practices and in compliance with all applicable Laws; and (B) all mines located in or on the lands of Yamana or a Yamana Material Subsidiary or lands pooled or unitized therewith, which have been abandoned by Yamana or a Yamana Material Subsidiary have been developed, managed and abandoned in accordance with good mining practices and in compliance with all applicable Laws;

(iii)                            the ore bodies and minerals located in the Yamana Properties are under valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, sufficient to permit Yamana to explore the minerals relating thereto, all such property leases or claims and all property, leases or claims in which Yamana or a Yamana Material Subsidiary have any interest or right have been validly located and recorded in accordance with all applicable Laws and are valid and subsisting, Yamana or a Yamana Material Subsidiary have all necessary surface rights, access rights and other necessary rights and interests relating to the Yamana Properties granting Yamana or a Yamana Material Subsidiary the rights and ability to explore for minerals, ore and metals for development purposes, with only such exceptions as do not materially interfere with the use made by Yamana or a Yamana Material Subsidiary of the rights or interests so held and each of the proprietary interests or rights and each of the documents, agreements and instruments and obligations relating thereto referred to above is currently in good standing in the name of Yamana or a Yamana Material Subsidiary;

(iv)                              all exploration activities have been undertaken in accordance with good exploration practices and in compliance with all applicable Laws, except where the failure to so comply would not have a Material Adverse Effect on the Corporation; and

(v)                                 each of Yamana and the Yamana Material Subsidiaries has all necessary permits required for it to carry on its business as currently conducted, all of which are in full force and effect, and each of them is in compliance with such permits. None of Yamana or the Yamana Material Subsidiaries has received oral or written notice relating to the revocation, cancellation expropriation or modification of any such permit.

(l)                                     Environmental.

(i)                                     Each of Yamana and the Yamana Material Subsidiaries has carried on its operations in compliance with all applicable Environmental Laws, except to the extent that a failure to be in such compliance, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Yamana.

(ii)                                  (A) To Yamana’s knowledge, the Yamana Properties have not been used to generate, manufacture, refine, treat, recycle, transport, store, handle, dispose, transfer, produce or process Hazardous Substances, except in compliance in all material respects with all Environmental Laws and except to the extent that such non-compliance would not reasonably be expected to have a Material Adverse Effect on Corporation; (B) none of Yamana or the Yamana Material Subsidiaries has caused or permitted the Release of any Hazardous Substances at, in, on, under or from any Yamana Property, except in compliance, individually or in the aggregate, with all Environmental Laws, except where the failure to be in such compliance would not be reasonably likely to have a Material Adverse Effect on Yamana; (C) all Hazardous Substances handled, recycled, disposed of, treated or stored on or off site of the Yamana Properties have been handled, recycled, disposed of, treated and stored in material compliance with all Environmental Laws except to the extent that a failure to be in such compliance would not be reasonably likely to have a Material Adverse Effect on Yamana; and (D) to the knowledge of Yamana, there are no Hazardous Substances at, in, on, under or migrating from any Yamana Property, except in material compliance with all Environmental Laws and except to the extent that any failures to be in compliance would not reasonably be expected to have a Material Adverse Effect on Yamana.

(iii)                            To the knowledge of Yamana, none of Yamana or the Yamana Material Subsidiaries has treated or disposed, or arranged for the treatment or disposal, of any Hazardous Substances at any location: (A) listed on any list of hazardous sites or sites requiring Remedial Action issued by any Governmental Entity; (B) proposed for listing on any list issued by any Governmental Entity of hazardous sites or sites requiring Remedial Action, or any similar federal, state or provincial lists; or (C) which is the subject of enforcement actions by any Governmental Entity that creates the reasonable potential for any proceeding, action, or other claim against Yamana or a Yamana Material Subsidiary.  To the knowledge of Yamana, no site or facility now or previously owned, operated or leased by Yamana or a Yamana Material Subsidiary is listed or, to the knowledge of Yamana, is proposed for listing on any list issued by any Governmental Entity of hazardous sites or sites requiring Remedial Action or is the subject of Remedial Action.

(iv)                              Except to the extent that would not reasonably be expected to have a Material Adverse Effect on Yamana, none of Yamana or the Yamana Material Subsidiaries has caused or permitted the Release of any Hazardous Substances on or to any of the Yamana Properties in such a manner as: (A) would be reasonably likely to impose Liability for cleanup, natural resource damages, loss of life, personal injury, nuisance or damage to other property, except to the extent that such Liability would not have a Material Adverse Effect on Yamana; or (B) would be reasonably likely to result in imposition of a lien, charge or other encumbrance or the expropriation of any of the Yamana Properties or the assets of Yamana or a Yamana Material Subsidiary.

(v)                                 Except to the extent that would not reasonably be expected to have a Material Adverse Effect with respect to Yamana, none of Yamana or the Yamana Material Subsidiaries has received from any person or Governmental Entity any notice, formal or informal, of any proceeding, action or other claim, Liability or potential Liability arising under any Environmental Law that is pending as of the date hereof.

(m)                             Reporting Status.  (i) Yamana is a reporting issuer or its equivalent in each of the provinces of Canada and the Yamana Common Shares are listed on the TSX and the NYSE; and (ii) the Yamana Common Shares are registered under Section 12(b) of the 1934 Act and Yamana is subject to the reporting requirements of Section 13 of the 1934 Act.

(n)                                 Compliance with Laws.  Yamana and Yamana Material Subsidiary have complied with and are not in violation of any applicable Law other than such non-compliance or violations that would not, individually or in the aggregate, have a Material Adverse Effect on Yamana.

(o)                                 No Cease Trade.  Yamana is not subject to any cease trade or other order of any applicable stock exchange or Securities Authority and, to the knowledge of Yamana, no investigation or other proceedings involving Yamana which may operate to prevent or restrict trading of any securities of Yamana are currently in progress or pending before any applicable stock exchange or Securities Authority.

(p)                                 Foreign Private Issuer.  As of the date hereof, Yamana is a “foreign private issuer” as defined in Rule 405 under the 1933 Act, eligible to file annual reports on Form 40-F pursuant to Rule 13a-1 under the 1934 Act.

(q)                                 Investment Company Status.  Yamana is not, and following the consummation of the Arrangement will not be, required to be registered as an “investment company” under the 1940 Act.

(r)                                    Consideration Shares.  Yamana Common Shares to be issued pursuant to the Arrangement will: (i) have been duly authorized and, upon issue, will be validly issued as fully paid and non-assessable shares in the capital of Yamana; and (ii) will not be issued in violation of the articles, charter, by-laws or other constating document of Yamana or any agreement, contract, covenant, undertaking or commitment to which Yamana is bound.

(s)                                   Canadian Corporation.  Yamana is a “Canadian corporation” for purposes of the Tax Act.

(t)                                   Investment Canada Act.  Yamana is Canadian-controlled for purposes of the Investment Canada Act.

(u)                                 Reports. Since December 31, 2013, Yamana has filed with the Securities Authorities, the TSX, the NYSE and all applicable self-regulatory authorities a true and complete copy of all material forms, reports, schedules, statements, certifications, news releases, material change reports and other documents required to be filed by it (such forms, reports, schedules, statements, certifications and other documents, including any financial statements or other documents, including any schedules included therein, are referred to in this subsection as the “Yamana Documents”). Yamana Documents, at the time filed or, if amended, as of the date of such amendment: (i) did not contain an untrue statement of a material fact or omit to state a material fact required in order to make the statements made, in light of the circumstances under which they were made, not misleading; and (ii) complied in all material respects with the requirements of applicable securities legislation and the rules, policies and instruments of all Securities Authorities having jurisdiction over Yamana, except where such non-compliance has not had and would not reasonably be expected to have a Material Adverse Effect on Yamana. Yamana has not filed any confidential material change or other report or other document with any Securities Authorities or stock exchange or other self-regulatory authority which at the date hereof remains confidential.

(v)                                 Business Practices.  Since December 31, 2011, neither Yamana nor Yamana Material Subsidiary, nor to the knowledge of Yamana, any of its or their respective directors, executives, officers, representatives, agents or employees has: (i) used or is using any corporate funds for any illegal contributions, gifts, entertainment or other expenses relating to political activity that would be illegal; (ii) used or is using any corporate funds for any direct or indirect illegal payments to any foreign or domestic governmental officials or employees; (iii) violated or is violating any provision of the Corruption of Foreign Public Officials Act (Canada) or the United States Foreign Corrupt Practices Act of 1977; (iv) has established or maintained, or is maintaining, any illegal fund of corporate monies or other properties; or (v) made any bribe, illegal rebate, illegal payoff, influence payment, kickback or other illegal payment of any nature.

(w)                               Ownership of Corporation Shares. Neither Yamana nor its “affiliates” (as such term is defined in the CBCA) beneficially owns any Corporation Shares or any securities exercisable or convertible into Corporation Shares.

(x)                                 Yamana Shares.  The Yamana Shares to be issued pursuant to the Arrangement will not have been issued in violation of any pre-emptive rights or contractual rights to purchase securities, will be listed for trading on the TSX and NYSE, and will not be subject to any contractual or other restrictions on transferability (other than as may be prescribed by Rule 144 and Rule 145 under the 1933 Act) or voting.

(y)                                 Certain Securities Law Matters.  The Yamana Common Shares to be issued in connection with the transactions contemplated herein will not be subject to any statutory hold or restricted period under the securities legislation of any province or territory of Canada and, subject to restrictions contained in Section 2.6(3) of National Instrument 45-102 — Resale of Securities of the Canadian Securities Administrators, will be freely tradable within Canada by the holders thereof.  In addition, assuming the compliance of Corporation with the terms of this Agreement, the Yamana Common Shares to be issued in connection with the transactions contemplated herein shall be exempt from registration requirements of the 1933 Act pursuant to Section 3(a)(10) thereof, and the Yamana Common Shares to be distributed in the United States pursuant to the Arrangement shall not be subject to resale restrictions in the United States under the 1933 Act (other than as may be prescribed by rule 144 and Rule 145 under the 1933 Act)

(z)                                  Yamana Cash Consideration.  Yamana’s cash currently on hand, together with the proceeds of borrowings contemplated by any credit facility, the terms of which have been shown to Osisko, are sufficient to provide all the cash that Yamana shall need at the Effective Time to consummate the transactions contemplated by this Agreement and the Arrangement.

3.3                               Survival of Representations and Warranties

The representations and warranties contained in this Agreement shall survive the execution and delivery of this Agreement and shall expire and be terminated and extinguished on the earlier of the Effective Date and the date on which this Agreement is terminated in accordance with its terms.  Any investigation by Yamana or Corporation and their respective advisors shall not mitigate, diminish or affect the representations and warranties contained in this Agreement.

ARTICLE 4
COVENANTS

4.1                               Covenants of Corporation

Subject to the terms of this Agreement (including Sections 6.1 and 6.2), Corporation hereby covenants and agrees with Yamana as follows:

(a)                                 Streaming Agreement.  Corporation shall cause Canadian Malartic GP to use its commercially reasonable best efforts to negotiate, execute and deliver the Streaming Agreement on substantially similar terms to those contained in the Stream Commitment Agreement and otherwise, on terms and conditions acceptable to Yamana, acting reasonably, no later than the Effective Time.

(b)                                 Loan Agreement.  Corporation shall cause Canadian Malartic GP to use its commercially reasonable best efforts to negotiate, execute and deliver the Loan Agreement on substantially similar terms to those contained in the Loan Commitment Agreement and otherwise, on terms and conditions acceptable to Yamana, acting reasonably, no later than the Effective Time.

(c)                                  Formation of Canadian Malartic GP.  Corporation shall, as soon as reasonably practicable after the date of execution of this Agreement, and in any event no later than the Effective Time, incorporate Osisko Partner Co. pursuant to the CBCA.  In addition:

(i)                                     the Corporation shall, and shall cause Osisko Partner Co. to each subscribe for ten (10) unit in Canadian Malartic GP for the amount of $1,000 per unit; and

(ii)                                  Corporation and Osisko Partner Co. shall enter into the Canadian Malartic Partnership Agreement.

(d)                                Nominee Arrangements.

(i)                                     Prior to the Effective Time, Corporation shall enter into the Nominee Agreement, on terms acceptable to Yamana, acting reasonably, with Canadian Malartic GP pursuant to which Corporation shall agree to hold title to the Canadian Malartic Property as agent and nominee of Canadian Malartic GP, such agreement to become effective as of the Effective Time;

(ii)                                  Prior to the Effective Time, Corporation shall, have incorporated a wholly-owned subsidiary pursuant to the CBCA (“Canadian Malartic Nominee”) and shall, after the Effective Time and as and when directed by Canadian Malartic GP, transfer title of Canadian Malartic Property to Canadian Malartic Nominee such that Canadian Malartic Nominee succeeds Corporation as agent and nominee with respect to the title to Canadian Malartic Property (such transfer to Canadian Malartic Nominee to be registered on title to the Canadian Malartic Property); and.

(iii)                            Corporation shall, not later than two (2) days after Canadian Malartic Nominee succeeds Corporation as agent and nominee of Canadian Malartic GP with respect to title to the Canadian Malartic Property, transfer 50% of the shares of Canadian Malartic Nominee to Canadian Malartic Purchaser for cash consideration of $10.

(e)                                  Exploration Agreements.  Corporation shall use its commercially reasonable best efforts to negotiate, execute and deliver the Kirkland Agreement, the Hammond Reef Agreement and the Mexican Agreement.

(f)                                   Retention Agreements.  Corporation shall use its commercially reasonable efforts to negotiate, execute and deliver the Retention Agreements.

(g)                                  Interim Order.  As soon as reasonably practicable, and in any event no later than April 11, 2014, Corporation shall file, proceed with and diligently prosecute an application to the Court for the Interim Order on terms and conditions acceptable to Yamana, acting reasonably, and in such a manner as to preserve for Yamana the availability of the exemption from the registration requirements provided by Section 3(a)(10) of the 1933 Act.

(h)                                 Corporation Meeting.  The Corporation shall:

(i)                                     forthwith carry out such terms of the Interim Order as are required under the terms thereof to be carried out by Corporation;

(ii)                                  as promptly as reasonably practicable, prepare and file the Proxy Circular (on which the Corporation shall have given Yamana and its legal counsel a reasonable opportunity to review and comment on the drafts of the Proxy Circular and other related documents and reasonable consideration shall be given to any comments made by them), together with any other documents required by applicable Laws, in all jurisdictions where the Proxy Circular is required to be filed and mail the Proxy Circular, as ordered by the Interim Order and in accordance with all applicable Laws, in and to all jurisdictions where the Proxy Circular is required to be mailed, complying in all material respects with all applicable Laws on the date of the mailing thereof and in the form and containing the information required by all applicable Laws, including all applicable corporate and securities legislation and requirements, and not containing any misrepresentation (as defined under applicable securities legislation and requirements) with respect thereto, other than with respect to any information relating to and provided by Yamana;

(iii)                            Corporation shall: (A) take all commercially reasonable lawful action to solicit in favour of the Arrangement Resolution and the Corporation Securityholder Approval including, without limitation, retaining a proxy solicitation agent to solicit proxies in favour of the Arrangement Resolution; (B) recommend to all holders of Corporation Common Shares that they vote in favour of the Arrangement Resolution, with a unanimous recommendation of the board of directors of Corporation to vote in favour of the Arrangement Resolution; (C) not withdraw, modify or change, or publicly propose to or publicly state that it intends to withdraw, modify or change in any manner adverse to Yamana such recommendation (a “Change in Corporation Recommendation”) except as expressly permitted by sections 6.1 and 6.2 hereof;

(iv)                              use its commercially reasonable efforts to convene the Corporation Meeting as soon as reasonably practicable after the Interim Order has been obtained, and in any event before May 20, 2014, in the manner provided in the Interim Order;

(v)                                 provide notice to Yamana of the Corporation Meeting and all steps in the application before the Court and allow representatives of Yamana to attend the Corporation Meeting;

(vi)                              conduct the Corporation Meeting in accordance with the Interim Order, the CBCA, the articles of Corporation and applicable Laws; and

(vii)                        take all such actions as may be required under the CBCA in connection with the transactions contemplated by this Agreement and the Plan of Arrangement.

(i)                                     Status of Voting.  Corporation will use its reasonable best efforts to advise Yamana, at least on a daily basis on each of the ten (10) Business Days prior to the date of the Corporation Meeting, as to the aggregate tally of the proxies received by Corporation in respect of the Arrangement Resolution.

(j)                                    Adjournment.  Subject to the terms of this Agreement, Corporation shall not adjourn, postpone or cancel the Corporation Meeting (or propose to do so), except (i) if quorum is not present at the Corporation Meeting; (ii) if required by applicable Laws or a ruling order or decree of a court having jurisdiction, Governmental Entity or other regulatory authority; or (iii) if otherwise agreed with Yamana.

(k)                                 Dissent Rights.  Corporation shall provide Yamana with a copy of any purported exercise of the Dissent Rights and written communications with any Corporation Shareholder purportedly exercising such Dissent Rights.

(l)                                     Amendments.  In a timely and expeditious manner, Corporation shall prepare, (in consultation with Yamana), and file any mutually agreed (or as otherwise required by applicable Laws) amendments or supplements to the Proxy Circular (on which the Corporation shall have given Yamana and its legal counsel a reasonable opportunity to review and comment on the drafts of the Proxy Circular and other related documents and reasonable consideration shall be given to any comments made by them) with respect to the Corporation Meeting and mail such amendments or supplements, as required by the Interim Order and in accordance with all applicable Laws, in and to all jurisdictions where such amendments or supplements are required to be mailed, complying in all material respects with all applicable Laws on the date of the mailing thereof.

(m)                             Final Order.  Subject to the approval of the Arrangement Resolution in accordance with the provisions of the Interim Order, Corporation shall forthwith file, proceed with and diligently prosecute an application for the Final Order, which application shall be in form and substance satisfactory to the Parties, acting reasonably.

(n)                                 Compliance with Orders.  Corporation shall forthwith carry out the terms of the Interim Order and the Final Order.

(o)                                 Copy of Documents.  Except for proxies and other non-substantive communications, Corporation shall furnish promptly to Yamana a copy of each notice, report, schedule or other document or communication delivered, filed or received by Corporation in connection with this Agreement, the Arrangement, the Interim Order, the Final Order, the Corporation Meeting or any other meeting at which all Corporation Securityholders are entitled to attend relating to special business, any filings made under any applicable Law and any dealings or communications with any Governmental Entity, Securities Authority or stock exchange in connection with, or in any way affecting, the transactions contemplated by this Agreement.

(p)                                 Usual Business.  Except as contemplated herein, Corporation shall, and shall cause each Corporation Subsidiary to, conduct business only in, and not take any action except in, the ordinary course of business and consistent with past practice provided, however, that:

(i)                                     Corporation shall and shall cause each Corporation Subsidiary to consult with Yamana with respect to any material decisions concerning any of the Corporation Properties, other than decisions in the normal course of business consistent with past practice, and no material decisions, other than decisions made in the normal course of business, consistent with past practice, shall be made with respect to the Corporation Properties without first having obtained the prior written authorization of Yamana; and

(ii)                               Corporation shall and shall cause each Corporation Subsidiary to continue current social and permit programs subject to planning, review and reporting in relation to such social and permit programs with Yamana.

(q)                                 Certain Actions Prohibited.  Other than as disclosed by Corporation in the Corporation Disclosure Letter or except as contemplated herein, Corporation shall not, without the prior written consent of Yamana, which consent shall not be unreasonably withheld, conditioned or delayed, directly or indirectly do or permit to occur any of the following except where to do so would be in the ordinary course of business and consistent with past practice:

(i)                                     other than pursuant to obligations or rights under existing contracts, agreements and commitments (to the extent such rights have been exercised or initiated by other persons or pursuant to the transfer of the Canadian Malartic Assets to Canadian Malartic GP or the transfer of the Exploration Properties pursuant to the Exploration Purchase and Sale Agreements), sell, lease or otherwise dispose of, or permit a Corporation Subsidiary to sell, lease or otherwise dispose of, any Corporation Properties or assets having a value greater than $1,000,000 or enter into any agreement or commitment in respect of any of the foregoing;

(ii)                                other than the Streaming Agreement, grant or enter into any agreement, written or verbal, with respect to any royalty or similar arrangement or issue any instrument having the same economic effect as a royalty on the Corporation Properties;

(iii)                            abandon or fail to diligently pursue any application to renew any existing licence, permit, order, claim, authorization, consent, approval (including Environmental Approvals) or registration related to the Corporation Properties;

(iv)                              (A) satisfy or settle any claim or dispute, except such as have been included in the Corporation Financial Statements and which are, individually or in the aggregate, in an amount in excess of $1,000,000 or which constitutes a claim between Corporation and a Corporation Subsidiary; (B) relinquish any contractual rights that are, individually or in the aggregate, in an amount in excess of $3,000,000; or (C) enter into any interest rate, currency or commodity swaps, hedges, caps, collars, forward sales or other similar financial instruments other than in the ordinary and regular course of business and not for speculative purposes;

(v)                                 except as required by IFRS or any applicable Law, make any changes to the existing accounting practices of Corporation or make any material tax election inconsistent with past practice;

(vi)                              approve any plan, program or budget for the Corporation or amend or revise any existing plan, program or budget for the Corporation including, but not limited to, the current budget, the social and permitting program or the drill program.

(vii)                        except for expenditures under the Corporation’s current program, incur or commit to incur any expenditure for an amount in excess of $5,000,000;

(viii)                     enter into, or cause a Corporation Subsidiary to enter into, new commitments of a capital expenditure nature or incur any new contingent liabilities other than (A) ordinary course expenditures; (B) expenditures required by Law; and (C) expenditures made in connection with transactions contemplated in this Agreement; or

(ix)                              make any material Tax election, materially change any method of Tax accounting or settle or compromise any Tax liability of Corporation or a Corporation Subsidiary; provided, however, that notwithstanding the foregoing, (A) Corporation and Canadian Malartic GP shall be entitled to make an election under subsection 97(2) of the Tax Act and section 167 of the Excise Tax Act (Canada) (and any similar elections under the corresponding provisions of any provincial tax legislation) in connection with the transfer of the Canadian Malartic Assets as contemplated by the Osisko Contribution Agreement provided that, in the case of such election under subsection 97(2) of the Tax Act, the aggregate agreed amount in respect of all of the Canadian Malartic Assets so transferred is not less than $800,000,000, and (B) Corporation and Hammond Reef Entity or Kirkland Entity, as applicable, shall,  to the extent available, be entitled to make elections under subsection 97(2) of the Tax Act and section 167 of the Excise Tax Act (Canada) (and any similar elections under the corresponding provisions of any provincial tax legislation) with respect to the transfer of the Exploration Properties as more specifically provided for in the Exploration Purchase and Sale Agreements.

(r)                                    Insurance.  Corporation shall use its commercially reasonable efforts, and shall cause each Corporation Subsidiary to use their commercially reasonable efforts, to cause their respective current insurance (or reinsurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of internationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect.

(s)                                   Certain Actions.  Corporation shall:

(i)                                     not take any action, or permit any action to be taken or not taken by Corporation, inconsistent with the provisions of this Agreement or which would reasonably be expected to materially impede the completion of the transactions contemplated hereby; and

(ii)                                  promptly notify Yamana of (A) any Material Adverse Change or Material Adverse Effect, or any change, event, occurrence or effect that could reasonably be expected to become a Material Adverse Change or to have a Material Adverse Effect, in respect of the business or in the conduct of the business of Corporation, (B) any Governmental Entity or third person making a material complaint, investigation or hearing (or communications indicating that the same may be contemplated) with respect to the transactions contemplated by this Agreement, (C) any breach by Corporation of any covenant or agreement contained in this Agreement, and (D) any event occurring subsequent to the date hereof that would render any representation or warranty of Corporation contained in this Agreement, if made on or as of the date of such event or the Effective Date, to be untrue or inaccurate such that the condition set forth in Section 5.3(e) would not be satisfied.

(t)                                    No Compromise.  Corporation shall not, and shall cause each Corporation Subsidiary not to, settle or compromise any claim brought by any present, former or purported holder of any securities of Corporation in connection with the transactions contemplated by this Agreement prior to the Effective Time without the prior written consent of Yamana, which consent shall not be unreasonably withheld, conditioned or delayed.

(u)                                 Contractual Obligations.  Except with the prior written consent of Yamana, which consent shall not be unreasonably withheld, conditioned or delayed, Corporation shall not, and shall cause each Corporation Subsidiary not to, enter into, renew or modify in any respect any material contract, agreement, lease, commitment or arrangement with respect to the Corporation Properties, to which Corporation or a Corporation Subsidiary is a party or by which either of them is bound, except insofar as may be necessary to permit or provide for the completion of the Arrangement.

(v)                                 Satisfaction of Conditions.  Subject to the terms of this Agreement, Corporation shall use all commercially reasonable efforts to satisfy, or cause to be satisfied, all conditions precedent to its obligations to the extent that the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the transactions contemplated by this Agreement, including using its commercially reasonable efforts to:

(i)                                     obtain the approval of Corporation Securityholders of the Arrangement in accordance with the provisions of the CBCA, the Interim Order and the requirements of any applicable regulatory authority;

(ii)                                obtain all other consents, approvals and authorizations as are required to be obtained by Corporation or the Corporation Subsidiaries under any applicable Law or from any Governmental Entity that would, if not obtained, materially impede the completion of the transactions contemplated by this Agreement or have a Material Adverse Effect on Corporation;

(iii)                            effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the transactions contemplated by this Agreement;

(iv)                              oppose, lift or rescind any injunction or restraining order or other order or action challenging or affecting this Agreement, the transactions contemplated hereby or seeking to stop, or otherwise adversely affecting the ability of the parties hereto to consummate, the transactions contemplated hereby;

(v)                                 fulfill all conditions and satisfy all provisions of this Agreement and the Plan of Arrangement required to be fulfilled or satisfied by Corporation;

(vi)                              obtain Competition Act Approval; and

(vii)                        cooperate with Yamana in connection with the performance by it of its obligations hereunder, provided however that the foregoing shall not be construed to obligate Corporation to pay or cause to be paid any monies to cause such performance to occur.

(w)                               Competition Act.  Unless otherwise agreed with Yamana, Corporation shall file notice under Section 114 of the Competition Act as soon as reasonably practicable and in any event within fifteen (15) Business Days from the date hereof.

(x)                                 Cooperation.  Corporation shall make, or cooperate as necessary in the making of, all necessary filings and applications under all applicable Laws required in connection with the transactions contemplated hereby and take all reasonable action necessary to be in compliance with such Laws, including any filings, reports, documents or applications as may be required to be filed by Yamana with the SEC. In addition, Corporation shall cooperate with and assist Yamana in communicating with Corporation Securityholders regarding support of the Plan of Arrangement and the entering into of Lock-up Agreements.

(y)                                 Access and Confirmatory Review.  Corporation shall, and shall cause each Corporation Subsidiary to, afford officers, employees, counsel, accountants and other authorized representatives and advisors of Yamana reasonable access, during normal business hours from the date hereof until the earlier of the Effective Time or the termination of this Agreement, to the properties, books, contracts and records (including all technical and operational data including, without limitation, drilling results) as well as to the senior management personnel (and such other personnel as Corporation authorizes on request, such authorization not to be unreasonably withheld or delayed) of Corporation and the Corporation Subsidiaries, and, during such period, Corporation shall, and shall cause each Corporation Subsidiary to, furnish promptly to Yamana all information concerning the business, properties and personnel of Corporation and the Corporation Subsidiaries as Yamana may reasonably request. Subject to applicable Laws, Corporation shall continue to make available and cause to be made available to Yamana and the agents and advisors thereto all documents, agreements, corporate records and minute books as may be necessary to enable Yamana to effect a thorough examination of Corporation and the Corporation Subsidiaries and the business, properties and financial status thereof, including the provision of unaudited monthly consolidated financial statements of Corporation together with the consolidation therefor, and shall cooperate with Yamana in securing access for Yamana to any documents, agreements, corporate records or minute books not in the possession or under the control of Corporation.

(z)                                  Closing Documents.  Corporation shall execute and deliver, or cause to be executed and delivered, at the closing of the transactions contemplated hereby such customary agreements, certificates, resolutions, opinions and other closing documents as may be required by Yamana, all in form satisfactory to Yamana, acting reasonably.

(aa)                          Lock-Up Agreements.  Corporation shall, concurrently with the execution and delivery to Yamana of this Agreement, deliver to Yamana duly executed Lock-Up Agreements, in a form acceptable to Yamana, acting reasonably, from each of the directors and officers of Corporation.  Corporation shall use its commercially reasonable efforts to have the remaining Locked-Up Shareholders enter Lock-Up Agreements as soon as reasonably practicable following the execution of this Agreement.

(bb)                          Streaming Commitment Agreement.  Corporation shall, concurrently with the execution and delivery to Yamana of this Agreement, enter into the Stream Commitment Agreement and deliver a copy of same to Yamana.

(cc)                            Loan Commitment Agreement.  Corporation shall, concurrently with the execution and delivery to Yamana of this Agreement, enter into the Loan Commitment Agreement and deliver a copy of same to Yamana.

(dd)                          Shareholder Rights Plan.  Corporation shall have taken and continue to take all actions necessary to render the rights issued pursuant to the Corporation shareholder rights plan inapplicable to the transactions which are the subject of this Agreement.

4.2                               Covenants of Yamana

Yamana hereby covenants and agrees with Corporation as follows:

(a)                                 Proceedings.  In a timely and expeditious manner, Yamana shall take all such actions and do all such acts and things as are specified in the Interim Order, the Plan of Arrangement (including issuing Yamana Common Shares contemplated pursuant to Section 3.1 of the Plan of Arrangement) and the Final Order to be taken or done by Yamana.

(b)                                 Information for Proxy Circular.  In a timely and expeditious manner, Yamana shall provide to Corporation all information as may be reasonably requested by Corporation or as required by the Interim Order or applicable Laws with respect to Yamana and its businesses and properties for inclusion in the Proxy Circular or in any amendment or supplement to the Proxy Circular that complies in all material respects with all applicable Laws on the date of the mailing thereof and containing all material facts relating to Yamana required to be disclosed in the Proxy Circular and not containing any misrepresentation (as defined under applicable securities legislation) with respect thereto.  Yamana shall fully cooperate with Corporation in the preparation of the Proxy Circular and shall provide such assistance as Corporation may reasonably request in connection therewith.  Yamana agrees to indemnify Corporation for any loss or other liability suffered by Corporation for any misrepresentation contained in any information provided by Yamana for inclusion in the Proxy Circular pursuant to this Section 4.2(b).

(c)                                  Amendments.  In a timely and expeditious manner, Yamana shall provide Corporation with information as requested by Corporation in order to prepare any amendments or supplements to the Proxy Circular (which amendments or supplements shall be in a form satisfactory to Yamana, acting reasonably) with respect to the Corporation Meeting in accordance with the Interim Order of the Court.

(d)                                 Certain Actions Prohibited.  Other than in contemplation of or as required to give effect to the transactions contemplated by this Agreement, Yamana shall not, without the prior written consent of Corporation, which consent shall not be unreasonably withheld or delayed: (i) amend its articles or by-laws or the terms of its shares in a manner that could have a Material Adverse Effect on the market price or value of Yamana Common Shares to be issued pursuant to the Arrangement; (ii) split, combine or reclassify any of the shares of Yamana or, other than in accordance with past practices, declare, set aside or pay any dividend or other distribution payable in cash, securities, property or otherwise with respect to the shares of Yamana; (iii) adopt a plan of liquidation or resolutions providing for the liquidation or dissolution of Yamana; or (iv) take any action that could reasonably be expected to interfere with or be inconsistent with the completion of the Arrangement or the transactions contemplated in this Agreement.

(e)                                  Certain Actions.

(i)                                     Yamana shall not take any action, or permit any action to be taken or not taken, inconsistent with the provisions of this Agreement or that would reasonably be expected to materially impede the completion of the transactions contemplated hereby.

(ii)                                  promptly notify Corporation of (A) any Material Adverse Change or Material Adverse Effect, or any change, event, occurrence or effect that could reasonably be expected to become a Material Adverse Change or to have a Material Adverse Effect, in respect of the business or in the conduct of the business of Yamana, (B) any Governmental Entity or third person making a material complaint, investigation or hearing (or communications indicating that the same may be contemplated) with respect to the transactions contemplated by this Agreement, (C) any breach by Yamana of any covenant or agreement contained in this Agreement, and (D) any event occurring subsequent to the date hereof that would render any representation or warranty of Yamana contained in this Agreement, if made on or as of the date of such event or the Effective Date, to be untrue or inaccurate such that the condition set forth in Section 5.2(a) would not be satisfied.

(f)                                   Satisfaction of Conditions.  Yamana shall satisfy, or cause to be satisfied, all of the conditions precedent to its obligations to the extent the same is within its control and to take, or cause to be taken, all other actions and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the transactions contemplated by this Agreement, including using its commercially reasonable efforts to:

(i)                                     obtain Competition Act Approval;

(ii)                               obtain all consents, approvals, authorizations as are required to be obtained by Yamana under any applicable Law or from any Governmental Entity that would, if not obtained, materially impede the completion of the transactions contemplated hereby or have a Material Adverse Effect on Yamana;

(iii)                            as soon as reasonably practicable, and in any event within ten (10) Business Days from the date hereof, file a request for an Advance Ruling Certificate under the Competition Act and, unless otherwise agreed with Corporation, file notice under section 114 of the Competition Act, as soon as reasonably practicable, and in any event within fifteen (15) Business Days from the date hereof;

(iv)                           effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the transactions contemplated by this Agreement and participate, and appear in any proceedings of, any Party before any Governmental Entity in connection with the transactions contemplated by this Agreement;

(v)                                 oppose, lift or rescind any injunction or restraining order or other order or action challenging or affecting this Agreement, the transactions contemplated hereby or seeking to stop, or otherwise adversely affecting the ability of the Parties to consummate, the transactions contemplated hereby, including by entering into a consent agreement if necessary;

(vi)                           fulfill all conditions and satisfy all provisions of this Agreement and the Plan of Arrangement required to be fulfilled or satisfied by it; and

(vii)                        cooperate with Corporation in connection with the performance by Corporation of its obligations hereunder.

(g)                                  Cooperation.  Yamana shall make, or cooperate as necessary in the making of, all necessary filings and applications under all applicable Laws required in connection with the transactions contemplated hereby and take all reasonable action necessary to be in compliance with such Laws.

(h)                                 Stock Exchange Listing.  Prior to the Effective Time, Yamana shall prepare and file with the TSX and NYSE, all necessary applications or other documents and pay all fees required in order to obtain the conditional listing approval of the TSX and the listing approval of the NYSE in respect of the Yamana Common Shares to be issued pursuant to this Agreement.

(i)                                     Closing Documents.  Yamana shall execute and deliver, or cause to be executed and delivered at the closing of the transactions contemplated hereby such customary agreements, certificates, resolutions, opinions and other closing documents as may be required by Corporation, all in form satisfactory to Corporation, acting reasonably.

(j)                                    Parties in Concert. In connection with the transactions set out in this Agreement and the Arrangement, Yamana is not acting as agent for any other person or acting in concert with any other person and will not cooperate with or offer to any third party any portion (debt, equity, co-investor, joint venture or otherwise) or any other form of direct or indirect participation in any possible transaction involving the Corporation or the Corporation Subsidiaries.

(k)                                 Standstill. If the Arrangement is completed, Yamana will not, during the period ending three years following the Closing Date, without the consent of Corporation: (i) offer to acquire or agree to acquire, directly or indirectly, by purchase or otherwise, more than 5% of any voting securities or securities convertible into or exchangeable for voting securities (with notice to be provided to Corporation when 1% of any voting securities or securities convertible into or exchangeable for voting securities have been acquired, and for each additional 1% acquired thereafter), or direct or indirect rights or options to acquire any voting securities, of Corporation; (ii) make, or in any way participate in, any solicitation of proxies to vote, or seek to advise or influence any other person with respect to the voting of any voting securities of Corporation; (iii) otherwise seek to control or influence the management, directors or corporate policies of Corporation or to obtain representation on Corporation’s board of directors; or engage in any discussions or negotiations, enter into any agreement or submit any proposal or offer (with or without conditions) in connection with any business combination or other acquisition transaction or extraordinary transaction involving Corporation; or (iv) enter into any discussions or arrangements with any third party with respect to any of the foregoing; or make any public announcement of any intention to do or take any of the foregoing.

(l)                                     Canadian Malartic Partnership Agreement.  Yamana (or a wholly-owned subsidiary of Yamana) shall execute and deliver, upon the Plan of Arrangement becoming effective, the Canadian Malartic Partnership Agreement.

(m)                             Reclamation Bond.  Yamana will, on or before the Effective Date, arrange with Corporation and the Government of Québec for the assumption of 50% of the Reclamation Bond, and a release of Corporation from its liabilities and obligations in respect of such portion of the Reclamation Bond.

(n)                                 Streaming Commitment Agreement.  Yamana shall, concurrently with the execution and delivery to Corporation of this Agreement, enter into the Stream Commitment Agreement and deliver a copy of same to Corporation.

(o)                                 Loan Commitment Agreement.  Yamana shall, concurrently with the execution and delivery to Corporation of this Agreement, enter into the Loan Commitment Agreement and deliver a copy of same to Corporation.

4.3                               Mutual Covenants

In addition to the obligation of Yamana to file an Advance Ruling Certificate under section 4.1 and the obligations of Yamana and Corporation to file pre-notification filings under sections 4.1 and 4.2, Yamana and Corporation shall as soon as reasonably practicable, shall file comparable merger notification forms required by the merger notification or control Laws of any other applicable jurisdiction, which Yamana and Corporation reasonably determine to be necessary. Yamana and Corporation each shall promptly: (a) supply the other with any information which may be required in order to effectuate such filings; and (b) supply any additional information which reasonably may be required by applicable merger control authorities of any jurisdiction. Yamana shall pay the applicable filing fee under the Competition Act.

ARTICLE 5
CONDITIONS

5.1                               Mutual Conditions

The respective obligations of Corporation and Yamana to complete the transactions contemplated herein are subject to the fulfillment of the following conditions at or before the Effective Time or such other time as is specified below:

(a)                                 Yamana (or a wholly-owned subsidiary of Yamana) shall have delivered an acknowledgement and other documents required under the Canadian Malartic Partnership Agreement for the admission of a new partner, including pursuant to section 17.5 of the Canadian Malartic Partnership Agreement;

(b)                                 the Corporation and Yamana (or one or more wholly-owned subsidiaries of Yamana) shall have entered into the Exploration Purchase and Sale Agreements;

(c)                                  Canadian Malartic GP and the Stream Partner shall have entered into the Streaming Agreement on substantially similar terms to those contained in the Stream Commitment Agreement and otherwise, on terms and conditions acceptable to Yamana, acting reasonably and the Stream Partner shall have deposited the upfront stream payment in escrow and waived all conditions relating to its release to Canadian Malartic GP, apart from the filing of the Articles of Arrangement with the Director pursuant to the CBCA;

(d)                                 Canadian Malartic GP and the Lender shall have entered into the Loan Agreement on substantially similar terms to those contained in the Loan Commitment Agreement and otherwise, on terms and conditions acceptable to Yamana, acting reasonably.

(e)                                  Competition Act Approval shall have been obtained;

(f)                                   the Interim Order shall have been granted in form and substance satisfactory to the Parties, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to the Parties, acting reasonably, on appeal or otherwise;

(g)                                  the Corporation Securityholder Approval shall have been obtained at the Corporation Meeting by the Corporation Securityholders in accordance with the provisions of the CBCA and the Interim Order;

(h)                                 the Final Order shall have been obtained in form and substance satisfactory to each of the Parties, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to such parties, acting reasonably, on appeal or otherwise;

(i)                                     there shall not be in force any Law, or final, binding, non-appealable ruling, order or decree, and there shall not have been any action taken under any Law or by any Governmental Entity or other regulatory authority, that is final, binding or non-

appealable that makes it illegal or otherwise directly or indirectly restrains, enjoins or prohibits the consummation of the Arrangement in accordance with the terms hereof;

(j)                                    (i) the TSX shall have conditionally approved the listing thereon, subject to official notice of issuance, and the NYSE shall have approved the listing theron, of Yamana Common Shares to be issued pursuant to the Arrangement as of the Effective Date, with final notice of issuance to be provided by the TSX as soon as possible thereafter, (ii) the TSX shall have conditionally approved the listing thereon, subject to official notice of issuance, of New Osisko Common Shares to be issued pursuant to the Arrangement as of the Effective Date, with final notice of issuance to be provided as soon as possible thereafter, and (iii) the TSX and NYSE shall have, if required, accepted notice for filing of all transactions of Corporation and Yamana contemplated herein or necessary to complete the Arrangement, subject only to compliance with the usual requirements of the TSX and NYSE;

(k)                                 (i) all consents, waivers, permits, exemptions, orders and approvals of, and any registrations and filings with, any Governmental Entity and the expiry of any waiting periods, in connection with, or required to permit, the completion of the Arrangement; and (ii) all third person and other consents, waivers, permits, exemptions, orders, approvals, agreements and amendments and modifications to agreements, indentures or arrangements (other than as contemplated in the Corporation Disclosure Letter), in each case, the failure of which to obtain or the non-expiry of which would, or could reasonably be expected to have, a Material Adverse Effect on Corporation or Yamana or materially impede the completion of the Arrangement, shall have been obtained or received;

(l)                                     Yamana Common Shares , New Osisko Common Shares and the Replacement Options to be issued pursuant to the Arrangement shall be exempt from registration requirements of the 1933 Act pursuant to Section 3(a)(10) thereof and Yamana Common Shares and New Osisko Common Shares to be distributed in the United States pursuant to the Arrangement shall not be subject to resale restrictions in the United States under the 1933 Act, (other than as may be prescribed by Rule 144 and Rule 145 under the 1933 Act); and

(m)                             this Agreement shall not have been terminated pursuant to Article 7 hereof.

The foregoing conditions are for the mutual benefit of the Parties and may be waived by mutual consent of Yamana and Corporation in writing at any time. If any of such conditions shall not be complied with or waived as aforesaid on or before the Completion Deadline or, if earlier, the date required for the performance thereof, then, subject to section 5.4 hereof, any Party may terminate this Agreement by written notice to the others of them in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by such rescinding Party.

5.2                               Corporation Conditions

The obligation of Corporation to complete the transactions contemplated herein is subject to the fulfillment of the following additional conditions at or before the Effective Date or such other time as is specified below:

(a)                                 the representations and warranties made by Yamana in this Agreement that are qualified by materiality or the expression “Material Adverse Change” or “Material Adverse Effect” shall be true and correct in all respects as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), and all other representations and warranties made by Yamana in this Agreement shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), in either case, except where any failures or breaches of representations and warranties would not either individually or in the aggregate, have a Material Adverse Effect on Yamana, and Yamana shall have provided to Corporation a certificate of two officers thereof certifying such accuracy or lack of Material Adverse Effect on the Effective Date. No representation or warranty made by Yamana hereunder shall be deemed not to be true and correct if the facts or circumstances which make such representation or warranty untrue or incorrect are provided for or stated to be exceptions under this Agreement;

(b)                                 from the date of this Agreement to the Effective Date, there shall not have occurred, and neither Yamana nor Yamana Material Subsidiary shall have incurred or suffered, any one or more changes, effects, events, occurrences or states of facts that, either individually or in the aggregate, have, or could reasonably be expected to have, a Material Adverse Effect on Yamana;

(c)                                  Yamana shall have complied in all material respects with its covenants herein and Yamana shall have provided to Corporation a certificate of the Chief Executive Officer and Chief Financial Officer thereof, certifying that, as of the Effective Date, it has so complied with their covenants herein;

(d)                                 the directors of Yamana shall have adopted all necessary resolutions and all other necessary corporate action shall have been taken by Yamana to permit the consummation of the Arrangement;

(e)                                  Corporation Shareholders holding no more than 10% of the outstanding Corporation Common Shares shall have exercised their Dissent Rights (and not withdrawn such exercise) and Yamana shall have received a certificate dated the day immediately preceding the Effective Date of a certificate of the Chief Executive Officer and the Chief Financial Officer of the Corporation to such effect;

(f)                                   Yamana shall have guaranteed the performance of the obligations of any Yamana Subsidiaries hereunder and under the Canadian Malartic Partnership Agreement and the Exploration Agreements;

(g)                                  Yamana shall have deposited with the Depositary the Yamana Cash Consideration and the Yamana Share Consideration; and

(h)                                the NSR Royalty shall have been granted over each of the Exploration Properties.

The foregoing conditions are for the benefit of Corporation and may be waived, in whole or in part, by Corporation in writing at any time. If any of such conditions shall not be complied with or waived by Corporation on or before the Completion Deadline or, if earlier, the date required for the performance thereof, then, subject to section 5.4 hereof, Corporation may terminate this Agreement by written notice to Yamana in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by Corporation.

5.3          Yamana Conditions

The obligation of Yamana to complete the transactions contemplated herein is subject to the fulfillment of the following additional conditions at or before the Effective Date or such other time as is specified below:

(a)                                 the Corporation and Canadian Malartic GP shall have entered into the Osisko Contribution Agreement;

(b)                                 the representations and warranties made by Corporation in this Agreement that are qualified by materiality or the expression “Material Adverse Change” or “Material Adverse Effect” shall be true and correct in all respects as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), and all other representations and warranties made by Corporation in this Agreement that are not so qualified shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), in either case, except where any failures or breaches of representations and warranties would not either, individually or in the aggregate, have a Material Adverse Effect on Corporation, and Corporation shall have provided to Yamana a certificate of two officers thereof certifying such accuracy or lack of Material Adverse Effect on the Effective Date. No representation or warranty made by Corporation hereunder shall be deemed not to be true and correct if the facts or circumstances that make such representation or warranty untrue or incorrect are disclosed or referred to in the Corporation Disclosure Letter, or provided for or stated to be exceptions under this Agreement;

(c)                                  from the date of this Agreement to the Effective Date, there shall not have occurred, and none of Corporation or the Corporation Subsidiaries shall have incurred or suffered, any one or more changes, effects, events, occurrences or states of facts that, either individually or in the aggregate, have, or could reasonably be expected to have, a Material Adverse Effect on Corporation;

(d)                                 Corporation shall have complied in all material respects with its covenants herein and Corporation shall have provided to Yamana a certificate of the Chief Executive Officer and the Chief Financial Officer thereof certifying that, as of the Effective Date, Corporation has so complied with its covenants herein;

(e)                                  Locked-Up Shareholders holding not less than 0.93% of the aggregate number of Corporation Shares shall have entered into Lock-Up Agreements and such agreements shall not have been terminated;

(f)                                   the directors of Corporation and each Corporation Subsidiary shall have adopted all necessary resolutions and all other necessary corporate action shall have been taken by Corporation and each Corporation Subsidiary to permit the consummation of the Arrangement;

(g)                                  the directors of Corporation shall not have effected a Change of Corporation Recommendation;

(h)                                 the debt transferred to Canadian Malartic GP shall consist solely of the Assumed Liabilities;

(i)                                     the Caisse Debenture and the Ressources Québec Debenture shall have been converted into Corporation Shares in accordance with their terms; and

(j)                                    Corporation shall have obtained all third party consents under the Corporation Convertible Securities necessary to effect the transactions contemplated herein.

The foregoing conditions are for the benefit of Yamana and may be waived, in whole or in part, by Yamana in writing at any time. If any of such conditions shall not be complied with or waived by Yamana on or before the Completion Deadline or, if earlier, the date required for the performance thereof, then, subject to section 5.4 hereof, Yamana may terminate this Agreement by written notice to Corporation in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by Yamana.

5.4          Notice and Cure Provisions

Each Party shall give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the Effective Date, of any event or state of facts which occurrence or failure would, would be likely to or could:

(a)                                 result in the failure to comply with or satisfy any material covenant or agreement to be complied with or satisfied by such Party prior to the Effective Date; or

(b)                                 result in the failure to satisfy any of the conditions precedent in favour of the other Party contained in sections 5.1, 5.2, or 5.3 hereof, as the case may be.

Subject as herein provided, a Party may (a) elect not to complete the transactions contemplated hereby by virtue of the conditions for its benefit contained in sections 5.1, 5.2, or 5.3 hereof not being satisfied or waived or (b) exercise any termination right arising therefrom; provided, however, that (i) promptly and in any event prior to the Effective Date, the Party intending to rely thereon has delivered a written notice to the other Parties specifying in reasonable detail the breaches of covenants or untruthfulness or inaccuracy of representations and warranties or other matters that the Party delivering such notice is asserting as the basis for the exercise of the termination right, as the case may be, and (ii) if any such notice is delivered, and a Party is proceeding diligently, at its own expense, to cure such matter, if such matter is susceptible to being cured, the Party that has delivered such notice may not terminate this Agreement until the earlier of the Completion Deadline and the expiration of a period of ten (10) days from date of delivery of such notice. If such notice has been delivered prior to the date of the Corporation Meeting, the Corporation Meeting shall be adjourned or postponed until the expiry of such period.

5.5          Merger of Conditions

The conditions set out in sections 5.1, 5.2, or 5.3 hereof shall be conclusively deemed to have been satisfied, fulfilled or waived as of the Effective Time.

ARTICLE 6
NON-SOLICITATION AND BREAK-UP FEE

6.1          Covenant Regarding Non-Solicitation

Except as otherwise required in order to comply with the terms of the Goldcorp Settlement Agreement:

(a)                                 On and after the date of this Agreement, except as otherwise expressly permitted herein, or to the extent that Yamana has consented in writing, Corporation shall not, directly or indirectly, through any officer, director, employee, representative, advisor or agent of Corporation or a Corporation Subsidiary, or otherwise:

(i)                                     make, solicit, initiate, facilitate, encourage or promote (including by way of furnishing information, permitting any visit to facilities or properties of Corporation or a Corporation Subsidiary or entering into any form of agreement, arrangement or understanding) an Acquisition Proposal;

(ii)                                  participate, directly or indirectly, in any discussions or negotiations regarding, or furnish to any person any information or otherwise co-operate with, respond to, assist or participate in, any Acquisition Proposal;

(iii)                               remain neutral with respect to, or agree to, approve or recommend, or propose publicly to agree to, approve or recommend any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal until six (6) Business Days following formal commencement of such Acquisition Proposal shall not be considered a violation of this subsection 6.1(a)(iii));

(iv)                              make or propose publicly to make a Change in Corporation Recommendation;

(v)                                 accept, enter into, or propose publicly to accept or enter into, any agreement, understanding or arrangement related to any Acquisition Proposal; or

(vi)                              make any public announcement or take any other action inconsistent with, or that would reasonably be likely to be regarded as detracting from, the recommendation of the directors of Corporation to approve the transactions contemplated herein;

provided, however, that, notwithstanding the preceding part of this subsection 6.1(a), the directors of Corporation and on the direction of any of the directors of Corporation, any officer, employee, representative, agent or advisor of Corporation may, prior to the approval of the Arrangement by Corporation Securityholders, participate in discussions or negotiations with, or respond to enquiries from any Person that has made an Acquisition Proposal (that was not solicited after the date hereof) that the directors of the Corporation have determined in good faith after consultation with Corporation’s financial advisors and outside legal counsel, constitutes or could reasonably be expected to result in a Superior Proposal, but only if the Acquisition Proposal did not result from a breach of Section 6.1 of this Agreement by Corporation.

(b)                                 except as otherwise provided herein, Corporation shall, and shall cause the officers, directors, employees, consultants, representatives and agents of Corporation and each Corporation Subsidiary to, immediately terminate and cease any discussions or negotiations on behalf of Corporation with any parties (other than Yamana) with respect to any proposal that constitutes, or could reasonably be expected to result in, an Acquisition Proposal. Corporation agrees not to release any third party from any confidentiality agreement relating to a potential Acquisition Proposal to which such third party is a party. Corporation further agrees not to release any third party from any standstill agreement or provision to which such third party is a party (it being acknowledged and agreed that the automatic termination or modification of any standstill provisions of any such agreement as the result of the entering into and announcement of this Agreement, pursuant to the express terms of any such agreement, shall not be a violation of this Section 6.1(b)) and to take all required action to enforce such standstill agreements. Corporation shall, as soon as possible, but in any event within five (5) days of the date hereof, request the return or destruction of all material, non-public information provided to any third party that has entered into a confidentiality agreement with Corporation in connection with an Acquisition Proposal, to the extent that such material non-public information has not previously been returned or destroyed, and shall use all commercially reasonable efforts to ensure that such requests are honoured.

(c)                                  Corporation shall promptly provide notice to Yamana and, in any event, within 24 hours of the receipt by any director or officer of Corporation of any Acquisition Proposal, or any amendment to an Acquisition Proposal, or any request for non-public information relating to Corporation or a Corporation Subsidiary in connection with any potential Acquisition Proposal or for access to the properties, books or records of Corporation or a Corporation Subsidiary by any person that Corporation reasonably believes could make, or has made, any Acquisition Proposal, Corporation shall notify Yamana thereof, at first orally and then, as soon as possible thereafter, in writing. Such written notice shall include the identity of the person(s) making such proposal and all material terms and conditions of the Acquisition Proposal and provide such other details of the Acquisition Proposal, inquiry or contact as Yamana may reasonably request.  Corporation shall provide copies of all letters, agreements and other documentation exchanged by or on behalf of Corporation and the third party.  Corporation shall keep Yamana reasonably informed by way of further notices of the status, including any change to the material terms, of any such Acquisition Proposal.

(d)                                 If Corporation receives a request for material non-public information from a person who is considering making or has made a bona fide written Acquisition Proposal (the existence and content of which have been disclosed to Yamana), that did not result from a breach of this Article 6, and the directors of Corporation determine that such proposal could, if consummated in accordance with its terms, reasonably be expected to result in a Superior Proposal or does constitute a Superior Proposal then, provided Corporation has complied with section 6.1(c), and only in such case, the directors of Corporation may, subject to the execution of a confidentiality and standstill agreement on terms that are not more favourable to the person making or considering making the Acquisition Proposal than those set forth in the Confidentiality Agreement, provide such person with access to confidential and/or non-public information regarding the Corporation; provided, however, that Yamana is provided with a list of or a copy of the information, if any, provided to such person that was not previously provided to Yamana and Yamana is immediately provided with access to similar information.

(e)                                  Corporation shall ensure that its officers, directors, consultants and employees and any financial advisors or other advisors or representatives retained by Corporation are aware of the provisions of this section 6.1, and Corporation shall be responsible for any breach of this section 6.1 by such financial advisors or other advisors or representatives.

6.2          Notice of Superior Proposal Determination

(a)                                 Subject to the rights of Yamana under Section 6.2(b), Corporation and the directors of the Corporation may make a Change of Corporation Recommendation or terminate this Agreement in accordance with Section 7.3 only if:

(i)                                     Corporation has complied with its obligations under this Article 6 with respect to the Superior Proposal, including by providing Yamana with all documentation required to be delivered under Article 6 and a copy of the Superior Proposal (including any draft agreement to be entered into by Corporation which governs the Superior Proposal);

(ii)                                  the board of directors of Corporation has determined that the Acquisition Proposal constitutes a Superior Proposal, and of the intention of the board of directors to authorize Corporation to enter into such definitive agreement, undertaking or arrangement, or make a Change in Corporation Recommendation, and such written determination and written notice have been provided as soon as possible to Yamana;

(iii)                               a period expiring at 5:00 p.m. (Toronto time) on the fifth business day (the “Response Period”) after the later of (x) the date on which Yamana received written notice from Corporation that it has resolved, subject only to compliance with this Section 6.2(a), to accept, or enter into a definitive agreement, undertaking or arrangement or make a Change in Corporation Recommendation in respect of, a Superior Proposal and setting out the information required under subsection 6.2(a)(ii), and (y) the date Yamana received a copy of the Superior Proposal as provided in Section 6.2(a), has elapsed;

(iv)                              the board of directors of Corporation has considered any amendment to the terms of this Agreement proposed in writing by Yamana (or on its behalf) before the end of the Response Period as contemplated in Section 6.2(b) and determined in good faith (after consultation with its financial advisors and outside legal counsel), that the Superior Proposal remains a Superior Proposal (as assessed against this Agreement, together with the written amendments, if any, proposed by Yamana before the end of the Response Period); and

(v)                                 subject to Yamana not being in breach of or having failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, where such breach or failure would render Yamana incapable of consummating the Arrangement, Corporation has paid (or caused to be paid) to Yamana the Corporation Termination Payment in accordance with Section 6.3.

(b)                                 During the five (5) Business Days referred to in subsection 6.2(a) hereof, Yamana shall have the opportunity, but not the obligation, to offer in writing to amend the terms of this Agreement and the Arrangement. The directors of Corporation shall review any offer by Yamana to amend the terms of this Agreement and the Arrangement in order to determine in good faith, as of the later of the dates referred to in subsection 6.2(a)(iv) hereof, whether the offer of Yamana to so amend the terms of this Agreement would, upon acceptance by Corporation, result in the Acquisition Proposal, for which notice has been provided pursuant to subsection 6.2(a)(iv) hereof, not being a Superior Proposal. If the directors of Corporation so determine, Corporation shall enter into an amended agreement with Yamana reflecting the amended proposal of Yamana and will thereafter, if requested in writing by Yamana, as promptly as possible (but in any event within five (5) Business Days) after receipt of such written request by Yamana, reaffirm its recommendation of the Arrangement as amended.  If the board of directors of Corporation does not so determine, then the Corporation may terminate this Agreement in accordance with Section 7.3(g) in order to enter into a definitive agreement in respect of such Superior Proposal, provided that in no event shall the board of directors of Corporation take any action prior to the end of the Response Period that may obligate Corporation or any other person to seek to interfere with the completion of the Arrangement, or impose any “break-up”, “hello” or other fees or options or rights to acquire assets or securities, or any other obligations that would survive completion of the Arrangement, on Corporation or any of the Corporation Subsidiaries, property or assets.

(c)                                  Corporation acknowledges and agrees that each successive modification of any Acquisition Proposal shall constitute a new Acquisition Proposal for purposes of the requirement under subsection 6.2(a)(iii) hereof and shall initiate an additional five (5) Business Day period.

(d)                                 Where at any time before the Corporation Meeting, Corporation has provided Yamana with a notice under subsection 6.1(c), an Acquisition Proposal has been publicly disclosed or announced, and the five (5) Business Day period under subsection 6.2(a) has not elapsed, then, subject to applicable Laws, Corporation may, or, at Yamana’s request will, postpone or adjourn the Corporation Meeting at the Corporation Meeting to a date acceptable to Yamana and Corporation, both acting reasonably, which shall not be less than two (2) and not more than five (5) Business Days after the end of the response period referred to in subsection 6.2(b) and shall, in the event that Yamana and Corporation amend the terms of this Agreement pursuant to subsection 6.2(b), ensure that the details of such amended Agreement are communicated to the Corporation Securityholders prior to the resumption of the adjourned Corporation Meeting.

(e)                                  Nothing in this Agreement shall prevent the board of directors of Corporation from responding through a directors’ circular or otherwise as required by applicable Securities Laws to an Acquisition Proposal that it determines is not a Superior Proposal or from withdrawing, modifying or changing its recommendation as a result of Yamana having suffered a Material Adverse Effect. Further, nothing in this Agreement shall prevent the Board of Directors from making any disclosure to the Corporation Securityholders if the board of directors of Corporation, acting in good faith and upon the advice of its legal advisors, shall have first determined that the failure to make such disclosure would be inconsistent with the fiduciary duties of the board of directors of Corporation. Yamana and its counsel shall be given a reasonable opportunity to review and comment on the form and content of any such directors’ circular, recognizing that whether or not such comments are appropriate will be determined by the Corporation, acting reasonably.

6.3          Termination Payment Event

In the event that:

(a)                                 this Agreement is terminated by Yamana pursuant to subsection 7.3(c) or (f) hereof (except in respect of a Change in Recommendation because of a Material Adverse Effect on Yamana); or

(b)                                 an Acquisition Proposal is publicly announced, proposed, offered or made to the Corporation Shareholders or any Person shall have publicly announced an intention to make a bona fide Acquisition Proposal in respect of Corporation and:

(i)                                     after such Acquisition Proposal shall have been made known, made or announced, the Corporation Shareholders do not approve the Arrangement or vote upon the Arrangement Resolution; or

(ii)                                  this Agreement is terminated by Yamana pursuant to Sections 7.3(e),

and in the case of either (i) or (ii) such Acquisition Proposal or an amended version thereof relating to Corporation is consummated or effected as applicable within 12 months of the date the first Acquisition Proposal is publicly announced, proposed, offered or made; provided that, for the purposes of this Section 6.3(b), (A) all references to “20%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”; and (B) the unsolicited take-over bid commenced by Goldcorp on January 14, 2014 shall not constitute an “Acquisition Proposal” unless the terms of such take-over bid are amended to increase the consideration payable to Corporation Shareholders thereunder; or

(c)                                  this Agreement is terminated by Corporation pursuant to subsection 7.3(g); or

(d)                                 this Agreement is terminated by Yamana pursuant to subsection 7.3(j);

then Corporation shall pay to Yamana (x) in the circumstances set forth in subsection 6.3(a) or 6.3(c) above, at the time of the termination of this Agreement or, in the circumstances set forth in subsection 6.3(b), within five (5) days following the completion of such Acquisition Proposal, as consideration for Yamana’s disposition of rights under this Agreement, an amount in cash equal to $70,000,000 (the “Corporation Termination Payment”), or (y) in the circumstances set forth in subsection 6.3(d) above, at the time of the termination of this Agreement an amount in cash equal to $10,000,000 (the “Expense Fee”) as full and final reimbursement of Yamana’s fees, costs and expenses incurred in connection with the Arrangement, in immediately available funds.  Corporation shall not be obligated to make more than one payment pursuant to this section 6.3. Corporation hereby acknowledges that the Corporation Termination Payment and/or Expense Fee, as applicable, is a payment of liquidated damages which are a genuine pre-estimate of the damages which Yamana will suffer or incur as a result of the event giving rise to such damages and the resultant non-completion of the Arrangement and are not penalties. Corporation hereby irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. Upon receipt of payment of the Corporation Termination Payment and/or Expense Fee, as applicable, by Yamana (except that in the event that a payment under Section 6.3(b) becomes due and payable hereunder, such amount shall be immediately paid to Yamana net of the Expense Fee), Yamana shall have no further claim against Corporation in respect of the failure to complete the Arrangement, provided that nothing herein shall preclude Yamana from seeking injunctive relief to restrain any breach or threatened breach by Corporation of any of its obligations hereunder or otherwise to obtain specific performance without the necessity of posting bond or security in connection therewith.

ARTICLE 7
AMENDMENT AND TERMINATION

7.1          Amendment

This Agreement may, at any time and from time to time before or after the holding of the Corporation Meeting be amended by mutual written agreement of the Parties without, subject to applicable Law, further notice to or authorization on the part of the Corporation Securityholders and any such amendment may, without limitation:

(a)                                 change the time for the performance of any of the obligations or acts of either of the Parties;

(b)                                 waive any inaccuracies in or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)                                  waive compliance with or modify any of the covenants herein contained and waive or modify the performance of any of the obligations of any of the Parties; and

(d)                                 waive compliance with or modify any condition herein contained;

provided, however, that notwithstanding the foregoing, following the Corporation Meeting, the consideration payable hereunder to the Corporation Securityholders shall not be amended without the approval of the Corporation Securityholders given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court. This Agreement and the Plan of Arrangement may be amended in accordance with the Final Order, but in the event that the terms of the Final Order require any such amendment, the rights of the Parties under sections 5.1, 5.2, 5.3, 6.3 and Article 7 hereof shall remain unaffected.

7.2          Mutual Understanding Regarding Amendments

(a)                                 In addition to the transactions contemplated hereby or at the request of a Party, the Parties will continue from and after the date hereof and through and including the Effective Date to use their respective commercially reasonable efforts to maximize present and future planning opportunities for Corporation, the Corporation Securityholders, the Corporation Subsidiaries and Yamana as and to the extent that the same shall not prejudice any Party or the shareholders thereof. The parties hereto will ensure that such planning activities do not impede the progress of the Arrangement in any material way.

(b)                                 The Parties mutually agree that if a Party proposes any other amendment or amendments to this Agreement or to the Plan of Arrangement, Corporation on the one hand, and Yamana on the other hand, will act reasonably in considering such amendment and if the other of them and the shareholders thereof are not materially prejudiced by reason of any such amendment they will co-operate in a reasonable fashion with the Party proposing the amendment so that such amendment can be effected subject to applicable Laws and the rights of the Corporation Securityholders.

(c)                                  At any time prior to the Corporation Meeting: (i) Corporation and Yamana shall each be entitled to propose to the other modifications to the Arrangement in order to facilitate the tax or other planning objectives of Corporation, Yamana and the Corporation Securityholders; and (ii) Corporation shall be entitled to propose to Yamana modifications to the manner in which the Corporation Options are to be dealt with pursuant to this Agreement or under the Arrangement in order to take into account the tax planning or other objectives of the holders of such securities, provided, in each case that:  (A) any such proposal is not likely to materially prejudice the other party or the Corporation Securityholders, (B) would not impede or materially delay the completion of the transactions contemplated hereby, (C) the Party making the proposal has provided notice of such proposal to the other Party not less than fifteen (15) Business Days prior to the Meeting Date and (D) implementation of the proposal would not result in a transaction that is inconsistent with the fundamental terms of this Agreement.

Each of Corporation and Yamana agree that any such modifications and any transactions or steps taken in accordance therewith shall not be considered in determining whether any representation or warranty made by them under this Agreement has been breached if such modifications, transactions and steps are the sole cause of such breach.

Corporation and Yamana shall enter into an amending agreement reflecting the proposed amendments to the Arrangement and this Agreement and the Plan of Arrangement shall be modified accordingly and Corporation and Yamana shall each use its respective commercially reasonable efforts to communicate any such modifications to the Corporation Securityholders and to ensure that any such modifications are, to the extent required under applicable Law, presented to the Corporation Securityholders at the Meeting.

7.3          Termination

This Agreement may be terminated at any time prior to the Effective Date:

(a)                                 by the mutual written consent, duly authorized by the board of directors of each of the Parties;

(b)                                 by Yamana or Corporation if any of the conditions in sections 5.1, 5.2 or 5.3 hereof for the benefit of the terminating Party is not satisfied or waived in accordance with those sections and such condition is incapable of being satisfied by the Completion Deadline provided that the terminating Party is in material compliance with the terms and conditions of this Agreement;

(c)                                  by Yamana if an Acquisition Proposal in respect of Corporation has been made or proposed and the directors of Corporation: (i) makes a Change in Corporation Recommendation, or (ii) except as permitted under subsection 6.1(a)(iii), shall have failed, after being requested by Yamana in writing in accordance with subsection 6.2(b), to reaffirm its approval or recommendation of the Arrangement and the transactions contemplated herein as promptly as possible (but in any event within six (6) Business Days) after receipt of such written request from Yamana, or (iii) approves, recommends, endorses, accepts or authorizes Corporation to enter into any agreement in respect of an Acquisition Proposal (other than a confidentiality agreement that complies with subsection 6.1(d) hereof));

(d)                                 by Yamana or by Corporation if the Corporation Securityholder Approval shall not have been obtained at the Corporation Meeting;

(e)                                  by either Yamana or Corporation if the Arrangement shall not have been completed by the Completion Deadline provided however, if the Arrangement has not been completed by such date because the Corporation Meeting has not been held due to the fault of Corporation (the parties acknowledging that Corporation is not at fault in the event that the Corporation Meeting has not been held due to an order of a Governmental Entity), then Corporation shall not be entitled to terminate this Agreement;

(f)                                   by Yamana if the directors of Corporation shall have made a Change in Corporation Recommendation;

(g)                                  by Corporation if Corporation proposes to enter into a definitive agreement with respect to a Superior Proposal in compliance with sections 6.1 and 6.2 hereof, provided that concurrently with such termination, Corporation pays the Corporation Termination Payment to Yamana;

(h)                                 by either Yamana or Corporation if any Law makes the completion of the Arrangement illegal or otherwise prohibited;

(i)                                     at any time by Yamana if Corporation shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure has, or would reasonably be expected to have, a Material Adverse Effect on Corporation, or

(j)                                    by Yamana if any person shall have acquired 20% or more of the Corporation Common Shares.

provided that any termination by a Party in accordance with paragraphs (b) to (j) above shall be made by such Party delivering written notice thereof to the other Party prior to the Effective Date and specifying therein in reasonable detail the matter or matters giving rise to such termination right. In the event of any such termination, the provisions of sections 6.2(d), 6.3, 8.3, and 8.10 shall survive the termination hereof and remain in full force and effect. In all other respects, each Party shall be deemed to have released, remised and forever discharged the other Party in respect of any and all claims arising in respect of this Agreement, except as otherwise provided herein.

ARTICLE 8
GENERAL

8.1          Notices

Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a Party shall be in writing and shall be delivered by hand to the Party to which the notice is to be given at the following address or sent by facsimile to the following numbers or to such other address or facsimile number as shall be specified by a Party by like notice. Any notice, consent, waiver, direction or other communication aforesaid shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a Business Day or, if not, then the next succeeding Business Day) and if sent by facsimile be deemed to have been given and received at the time of receipt (if a Business Day or, if not, then the next succeeding Business Day) unless actually received after 4:00 p.m. (Toronto time) at the point of delivery in which case it shall be deemed to have been given and received on the next Business Day. The address for service of each of the Parties shall be as follows:

(a)                                 if to Corporation:

Osisko Mining Corporation

1100 av. des Canadiens de Montreal, Bureau 300

Montréal, QC H3B 2S2

Attention:              Andre Le Bel

Facsimile:              (514) 933-3290

with a copy (which shall not constitute notice) to:

Bennett Jones LLP

3400 One First Canadian Place, P.O. Box 130

Toronto, ON M5X 1A4

Attention:              Sander Grieve

Facsimile:              (416) 863-1716

(b)                                 if to Yamana:

Royal Bank Plaza, North Tower

Suite 2200

200 Bay St

Toronto ON M5J 2J3

Attention:              Sofia Tsakos

Facsimile:              (416) 815-0021

with a copy (which shall not constitute notice) to:

Norton Rose Fulbright Canada LLP

Royal Bank Plaza, South Tower

Suite 3800

200 Bay Street

Toronto, ON M5J 2Z4

Attention:              Cathy Singer

Facsimile.:             (416) 216-3930

8.2          Remedies

The Parties acknowledge and agree that an award of money damages may be inadequate for any breach of this Agreement by any Party or its representatives and advisors and that such breach may cause the non-breaching Party irreparable harm. Accordingly, the Parties agree that, in the event of any such breach or threatened breach of this Agreement by one of the Parties, Corporation (if Yamana is the breaching party) or Yamana (if Corporation is the breaching party) will be entitled, without the requirement of posting a bond or other security, to seek equitable relief, including injunctive relief and specific performance. Subject to any other provision hereof including, without limitation, section 6.3 hereof, such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available hereunder or at law or in equity to each of the Parties.

8.3          Expenses

The Parties agree that all out-of-pocket expenses incurred in connection with this Agreement and the transactions contemplated hereby, the Corporation Meeting, and the preparation and mailing of the Proxy Circular, including legal and accounting fees, printing costs, financial advisor fees and all disbursements by advisors, shall be paid by the Party incurring such expense and that nothing in this Agreement shall be construed so as to prevent the payment of such expenses. The provisions of this section 8.3 shall survive the termination of this Agreement.

8.4          Time of the Essence

Time shall be of the essence in this Agreement.

8.5          Entire Agreement

This Agreement, together with the agreements and other documents herein or therein referred to, constitute the entire agreement between the Parties pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, between the Parties with respect to the subject matter hereof.  There are no representations, warranties, covenants or conditions with respect to the subject matter hereof except as contained herein.

8.6          Further Assurances

Each Party shall, from time to time, and at all times hereafter, at the request of the other of them, but without further consideration, do, or cause to be done, all such other acts and execute and deliver, or cause to be executed and delivered, all such further agreements, transfers, assurances, instruments or documents as shall be reasonably required in order to fully perform and carry out the terms and intent hereof including, without limitation, the Plan of Arrangement.

8.7          Governing Law

This Agreement shall be governed by, and be construed in accordance with, the laws of the Province of Ontario and the laws of Canada applicable therein but the reference to such laws shall not, by conflict of laws rules or otherwise, require the application of the law of any jurisdiction other than the Province of Ontario.

8.8          Execution in Counterparts

This Agreement may be executed in one or more counterparts, each of which shall conclusively be deemed to be an original and all such counterparts collectively shall be conclusively deemed to be one and the same. Delivery of an executed counterpart of the signature page to this Agreement by facsimile shall be effective as delivery of a manually executed counterpart of this Agreement, and any Party delivering an executed counterpart of the signature page to this Agreement by facsimile to any other Party shall thereafter also promptly deliver a manually executed original counterpart of this Agreement to such other Party, but the failure to deliver such manually executed original counterpart shall not affect the validity, enforceability or binding effect of this Agreement.

8.9          Waiver

No waiver or release by any Party hereto shall be effective unless in writing and executed by the Party granting such waiver or release and any waiver or release shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence. Waivers may only be granted upon compliance with the provisions governing amendments set forth in section 7.1 hereof.

8.10        No Personal Liability

(a)                                 No director or officer of Corporation shall have any personal liability whatsoever to Yamana under this Agreement or any other document delivered in connection with this Agreement or the Arrangement by or on behalf of Corporation.

(b)                                 No director or officer of Yamana shall have any personal liability whatsoever to Corporation under this Agreement or any other document delivered in connection with this Agreement or the Arrangement by or on behalf of Yamana.

8.11        Enurement and Assignment

This Agreement shall enure to the benefit of the Parties and their respective successors and permitted assigns and shall be binding upon the Parties and their respective successors. This Agreement may not be assigned by any Party without the prior written consent of each of the other Party.

8.12        Withholding

Yamana, Corporation and the Depositary shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable to any person hereunder and from all dividends or other distributions otherwise payable to any former Corporation Securityholder such amounts as Yamana, Corporation or the Depositary is required to deduct and withhold with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of any applicable federal, provincial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the relevant person in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate Governmental Entity.

[The remainder of this page is left blank intentionally]

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first above written.

YAMANA GOLD INC.

Per:	/s/
Name: Charles B. Main
Title: Executive Vice President, Finance and Chief Financial Officer

OSISKO MINING CORPORATION

Per:	/s/
Name: Sean Roosen
Title:President and Chief Executive Officer

SCHEDULE “A”

FORM OF PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER SECTION 192
OF THE CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1
INTERPRETATION

1.1          Definitions

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following words and terms shall have the meanings hereinafter set forth:

“Arrangement” means an arrangement under the provisions of Section 192 of the CBCA on the terms and subject to the conditions set forth in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Article 6, the Arrangement Agreement or made at the direction of the Court in the Final Order;

“Arrangement Agreement” means the arrangement agreement dated April 2, 2014 between Corporation and Yamana, as it may be amended, amended and restated or supplemented from time to time in accordance with its terms;

“Arrangement Resolution” means the special resolution of Corporation Shareholders approving the Arrangement, substantially in the form set out on Schedule E to the Arrangement Agreement;

“Assumed Liabilities” means (i) the $150 million loan agreement between CPPIB Credit Investments Inc., as lender, and the Corporation, as borrower, dated October 1, 2013; (ii) the Caterpillar Financial Leases in the amount of $77,869,966; (iii) the CAT commercial loan in the amount of $6,104,422.92; and (iv) the Hewitt finance lease in the amount of $227,962.65;

“Business Day” means any day, other than a Saturday, a Sunday or a statutory holiday in Toronto, Ontario or Montreal, Quebec;

“Caisse Debenture” means the Senior Unsecured Convertible Debenture dated December 10, 2013 between Osisko and Caisse de dépôt et du placement du Québec;

“Canadian Malartic Additional Units” means the additional units of Canadian Malartic GP to be issued by Canadian Malartic GP to Corporation in partial consideration for the transfer of the Canadian Malartic Assets to Canadian Malartic GP pursuant to the Canadian Malartic Contribution Agreement;

“Canadian Malartic Assets” means:

(a)                                 Osisko’s right, title and interest in the Canadian Malartic Property (but excluding the legal title thereto); and

(b)                                 Osisko’s right, title and interest in all assets (tangible and intangible), property and undertaking (other than the Canadian Malartic Property) owned or leased or used or held by Osisko for use in the operation of the mine on the Canadian Malartic Property, but excluding the Excluded Assets;

“Canadian Malartic Contribution Agreement” means the contribution agreement to be entered into between Corporation and Canadian Malartic GP in respect of the transfer of the Canadian Malartic Assets by Corporation to Canadian Malartic GP, in the form agreed to by the Parties;

“Canadian Malartic GP” means the general partnership to be formed between Corporation and Canadian Malartic Partner Co. pursuant to the Canadian Malartic Partnership Agreement;

“Canadian Malartic Partner Co.” means [•], a wholly-owned subsidiary of Corporation, to be incorporated pursuant to the CBCA;

“Canadian Malartic Partnership Agreement” means the partnership agreement to be entered into between Corporation and Canadian Malartic Partner Co., in the form agreed to by the Parties;

“Canadian Malartic Property” means the mining property described as the “Canadian Malartic Property” in the Canadian Malartic Partnership Agreement;

“Canadian Malartic Purchase and Sale Agreement” means the purchase and sale agreement to be entered into between Corporation and Canadian Malartic Purchaser in respect of the transfer of the Canadian Malartic Purchased Units by Corporation to Canadian Malartic Purchaser, in the form agreed to by the Parties;

“Canadian Malartic Purchased Units” means 50% of the issued and outstanding units of Canadian Malartic GP immediately prior to the transfer contemplated in Section 3.3(j)(i);

“Canadian Malartic Purchaser means [•], a wholly-owned subsidiary of Yamana, incorporated pursuant to the Business Corporations Act (Ontario);

“Caterpillar Financial Leases” means certain leases relating to equipment entered into by the Corporation as per the terms of the Amended and Restated Master Funding and Lease Agreement entered into on August 9, 2011 between Caterpillar Financial Services Limited and the Corporation, as amended on June 20th, 2012;

“CBCA” means the Canada Business Corporations Act and the regulations made thereunder;

“Corporation Common Shares” means common shares in the capital of Corporation;

“Corporation Meeting” means the special meeting, including any adjournments or postponements thereof, of the Corporation Shareholders to be held, among other things, to consider and, if deemed advisable, to approve the Arrangement;

“Corporation Options” means all options to purchase Corporation Common Shares outstanding immediately prior to the Effective Time and issued pursuant to the Corporation Stock Option Plan;

“Corporation Optionholders” means the holders of Corporation Options;

“Corporation Shareholders” means the holders of Corporation Common Shares;

“Corporation Stock Option Plan” means the Corporation’s stock option plan, originally approved by the Corporation Shareholders on May 8, 2008;

“Court” means the Superior Court of Québec in the City of Montreal;

“Depositary” means [•], as depositary;

“Director” means the Director appointed pursuant to section 260 of the CBCA;

“Dissent Rights” has the meaning set out in Section 4.1;

“Dissenting Shareholder” means a Corporation Shareholder who has duly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of Corporation Common Shares in respect of which Dissent Rights are validly exercised by such Corporation Shareholder;

“Effective Date” means the date shown on the certificate of arrangement issued under the CBCA giving effect to the Arrangement;

“Effective Time” means 12:01 a.m., or such other time as may be specified in writing by Corporation with the consent of Yamana, on the Effective Date;

“Encumbrance” means any mortgage, hypothec, pledge, assignment, charge, lien, claim, security interest, adverse interest, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

“Exchange Ratio” means [•];

“Excluded Assets” means those assets identified as “Excluded Assets” in the Osisko Contribution Agreement;

“Final Order” means the order of the Court pursuant to Section 192 of the CBCA approving the Arrangement, as such order may be amended at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

“Former Corporation Shareholders” means the holders of Corporation Common Shares immediately prior to the Effective Time;

“Governmental Entity” means any applicable (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, whether domestic or foreign, (ii) any subdivision, agency, commission, board or authority of any of the foregoing, or (iii) any quasi governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“Hammond Reef Contribution Agreement” means the agreement to be entered into between Corporation and Hammond Reef Owner in respect of the transfer of the Hammond Reef Properties by Corporation to Hammond Reef Owner, in the form agreed to by the Parties;

“Hammond Reef Owner” means the entity to be formed by the Corporation prior to the Effective Date to acquire the Hammond Reef Properties;

“Hammond Reef Properties” means all infrastructure, equipment, permits, and rights related to the exploration of minerals at the Hammond Reef project, including but not limited to, mining and surface rights, as described in Schedule “C” to the Arrangement Agreement;

“Hammond Reef Purchase and Sale Agreement” means the purchase and sale agreement to be entered into between Corporation and Hammond Reef Purchaser in respect of the transfer of the Hammond Reef Purchased Interest by Corporation to Hammond Reef Purchaser, in the form agreed to by the Parties;

“Hammond Reef Purchased Interest” means 50% of the ownership interest in Hammond Reef Owner immediately prior to the transfer contemplated in Section 3.3(j)(i);

“Hammond Reef Purchaser” means [•], a wholly-owned subsidiary of Yamana, to be incorporated pursuant to the CBCA;

“holders” means, when used with reference to the Corporation Common Shares, the holders of Corporation Common Shares shown from time to time in the registers maintained by or on behalf of Corporation in respect of the Corporation Common Shares;

“Kirkland Contribution Agreement” means the agreement to be entered into between Corporation and Kirkland Owner in respect of the transfer of the Kirkland Properties by Corporation to Kirkland Owner, in the form agreed to by the Parties;

“Kirkland Owner” means the entity to be formed by the Corporation prior to the Effective Date to acquire the Kirkland Properties;

“Kirkland Properties” means all infrastructure, equipment, permits, and rights related to the exploration of minerals at the Kirkland Lake project, including but not limited to, mining and surface rights, as described in Schedule “C” to the Arrangement Agreement;

“Kirkland Purchase and Sale Agreement” means the purchase and sale agreement to be entered into between Corporation and Kirkland Purchaser in respect of the transfer of the Kirkland Purchased Interest by Corporation to Kirkland Purchaser, in the form agreed to by the Parties;

“Kirkland Purchased Interest” means 50% of the ownership interest in Kirkland Owner immediately prior to the transfer contemplated in Section 3.3(j)(i);

“Kirkland Purchaser” means [•], a wholly-owned subsidiary of Yamana, to be incorporated pursuant to the CBCA;

“Laws” means all laws, by-laws, rules, regulations, orders, ordinances, protocols, codes, guidelines, instruments, policies, notices, directions and judgments or other requirements of any Governmental Entity;

“Lender” means CPPIB Credit Investments Inc.;

“Letter of Transmittal” means the letter of transmittal sent by Corporation to holders of Corporation Common Shares for use in connection with the Arrangement, providing for the delivery of certificates representing Corporation Common Shares to the Depositary;

“Loan” means a loan in the principal amount of $275,000,000 to be made by Lender to Canadian Malartic GP in accordance with the terms of the Loan Agreement;

“Loan Agreement” means the loan agreement to be entered into between Corporation and Canadian Malartic GP whereby the Lender agrees to make the Loan to Canadian Malartic GP;

“Loan Cash Consideration” means $275,000,000;

“Mexican Properties” means all infrastructure, equipment, permits, and rights related to the exploration of minerals at the Mexican project, including but not limited to, mining and surface rights, as described in Schedule “C” to the Arrangement Agreement;

“Mexican Purchaser” means the entity to be formed by Yamana prior to the Effective Date to acquire a direct or indirect 50% ownership interest in the Mexican Properties;

“Mexican Purchase and Sale Agreement” means the purchase and sale agreement to be entered into between Corporation or a subsidiary of Corporation and Mexican Purchaser in respect of the transfer by Corporation of a direct or indirect 50% ownership interest in the Mexican Properties to Mexican Purchaser, in the form agreed to by the Parties;

“New Corporation Common Shares” has the meaning ascribed thereto in Section 3.3(a)(i);

“New Corporation Share Consideration” means [•] New Corporation Common Shares;

“Nominee Agreement” means the agreement between Corporation and Canadian Malartic GP pursuant to which, effective as of the transfer of the Canadian Malartic Assets from Corporation to Canadian Malartic GP as contemplated in Section 3.3(b), Corporation shall hold title to the Canadian Malartic Property as agent and nominee for Canadian Malartic GP;

“Parties” means Yamana and Corporation, and “Party” means either of them;

“Partnership Promissory Note” means the demand promissory note to be issued by Canadian Malartic GP in favour of Corporation in accordance with the Canadian Malartic Contribution Agreement, in an aggregate principal amount equal to $550,000,000;

“person” means an individual, partnership, association, body corporate, joint venture, business organization, trustee, executor, administrative legal representative, Governmental Entity or any other entity, whether or not having legal status;

“Plan of Arrangement” means this plan of arrangement and any amendments or variations thereto made in accordance with ARTICLE 6, the Arrangement Agreement or made at the direction of the Court in the Final Order;

“Purchasers” means, collectively, Canadian Malartic Purchaser, Hammond Reef Purchaser, Kirkland Purchaser and Mexican Purchaser;

“Purchase and Sale Agreements” means, collectively, the Canadian Malartic Purchase and Sale Agreement, the Hammond Reef Purchase and Sale Agreement, the Kirkland Purchase and Sale Agreement and the Mexican Purchase and Sale Agreement, and “Purchase and Sale Agreement” means any one of them as applicable;

“Replacement Option” means an option or right to purchase New Corporation Common Shares granted by Corporation in replacement of Corporation Options on the basis set forth in Section 3.3(q);

“Ressources Québec Debenture” means the Senior Unsecured Convertible Debenture dated December 10, 2013 between Osisko and Ressources Québec Inc.;

“Streaming Agreement” means the gold streaming agreement to be entered into between Canadian Malartic GP and Streaming Party with respect to the Canadian Malartic Gold Mine;

“Streaming Cash Consideration” means $275,000,000;

“Streaming Escrow Agent” means [•], as escrow agent;

“Streaming Escrow Agreement” means the escrow agreement to be entered into between the Streaming Party and the Streaming Escrow Agent, pursuant to which Streaming Party shall be required to deposit the Streaming Escrow Amount in escrow with the Streaming Escrow Agent prior to the Effective Date;

“Streaming Escrow Amount” means $275,000,000;

“Streaming Party” means Caisse de dépôt et placement du Québec;

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as may be amended from time to time;

“Transaction Cash Consideration” means $2.194 per Corporation Common Share, being the amount of the Transaction Total Cash Consideration divided by the number of Corporation Common Shares issued and outstanding immediately prior to the step in Section 3.3(n), rounded to the nearest [•];

“Transaction Consideration” means, collectively:

(a)                                 the Transaction Cash Consideration;

(b)                                 the Yamana Share Consideration; and

(c)                                  the New Corporation Share Consideration,

for each Corporation Common Share, which assumes that on the Effective Date the Corporation Common Shares will be comprised of the existing issued and outstanding Corporation Common Shares as of March 28, 2014, as well as the Corporation Common Shares issuable upon the exercise of the Caisse Debenture and the Ressources Quebec Debenture;

“Transaction Total Cash Consideration” means $991,500,000, being the sum of the Loan Cash Consideration, the Streaming Cash Consideration and the Yamana Cash Consideration;

“Yamana” means Yamana Gold Inc., a corporation existing under the CBCA;

“Yamana Common Shares” means common shares in the capital of Yamana;

“Yamana Cash Consideration” means $441,500,000;

“Yamana Share Consideration” means 95,739,235 Yamana Common Shares, being the number of Yamana Common Shares comprising the Yamana Total Share Consideration divided by the number of Corporation Common Shares issued and outstanding immediately prior to the step in Section 3.3(n), rounded to the nearest [•]; and

“Yamana Total Share Consideration” means 95,739,235 Yamana Common Shares with an aggregate fair market value of $929,630,000.

1.2          Construction

In this Plan of Arrangement, unless otherwise expressly stated or the context otherwise requires:

(a)                                 references to “herein”, “hereby”, “hereunder”, “hereof” and similar expressions are references to this Plan of Arrangement and not to any particular Section, Article or clause to this Plan of Arrangement;

(b)                                 references to an “Article”, “Section”, or “subsection” are references to an Article,  Section, or subsection of this Plan of Arrangement;

(c)                                  words importing the singular shall include the plural and vice versa, and words importing gender shall include all genders;

(d)                                 the use of headings is for convenience of reference only and shall not affect the construction or interpretation hereof;

(e)                                  if the date on which any action is required to be taken hereunder by any of the parties is not a Business Day, such action shall be required to be taken on the next succeeding day that is a Business Day;

(f)                                   a period of Business Days is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. (Montreal time) on the last day of the period if the period is a Business Day or at 4:30 p.m. on the next Business Day if the last day of the period does not fall on a Business Day;

(g)                                  references to any legislation or to any provision of any legislation shall include any modification or re-enactment thereof, any legislation provision substituted therefor and all regulations, rules and interpretations issued thereunder or pursuant thereto;

(h)                                 references to any agreement or document shall be to such agreement or document (together with the schedules and exhibits attached thereto), as it may have been or may hereafter be amended, modified, supplemented, waived or restated from time to time; and

(i)                                     wherever the term “includes” or “including” is used, it shall be deemed to mean “includes, without limitation” or “including, without limitation”, respectively.

1.3                               Currency

Unless otherwise indicated, all dollar amounts referred to in this Plan of Arrangement are expressed in Canadian dollars.

1.4                               Time

Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein are local time (Montreal, Quebec) unless otherwise stipulated herein.

ARTICLE 2
BINDING EFFECT

2.1                               Binding Effect

This Plan of Arrangement shall become effective at the Effective Time and, at and after the Effective Time, shall be binding on: (a) Corporation; (b) Yamana; (c) Canadian Malartic Purchaser; (d) Hammond Reef Purchaser; (e) Kirkland Purchaser; (f) Canadian Malartic GP; (g) Hammond Reef Owner; (h) Kirkland Owner; (i) the Mexican Purchaser; (j) the Corporation Shareholders (including all Dissenting Shareholders) and beneficial owners of Corporation Common Shares; (k) the Corporation Optionholders; (l) the Depositary; and (m) the registrar and transfer agent in respect of the Corporation Common Shares, in each case without any further authorization, act or formality on the part of any person, except as expressly provided herein.

ARTICLE 3
THE ARRANGEMENT

3.1                               Arrangement Agreement

This Plan of Arrangement is made pursuant to the provisions of the Arrangement Agreement and constitutes an arrangement as referred to in section 192 of the CBCA.

3.2                               Preliminary Steps Prior to the Arrangement

The following preliminary steps shall occur prior to, and shall be conditions precedent to, the implementation of the Plan of Arrangement:

(a)                                 Corporation shall have incorporated Canadian Malartic Partner Co. pursuant to the CBCA;

(b)                                 Corporation and Corporation Malartic Partner Co. shall have (i) entered into the Canadian Malartic Partnership Agreement, and (ii) each subscribed for ten (10) units in Canadian Malartic GP for the amount of $1,000 per unit;

(c)                                  Corporation and Canadian Malartic GP shall have entered into the Nominee Agreement;

(d)                                 Corporation shall have formed Canadian Malartic Owner, Hammond Reef Owner and Kirkland Owner;

(e)                                  Yamana shall have incorporated Canadian Malartic Purchaser, Hammond Reef Purchaser and Kirkland Purchaser and have formed Mexican Purchaser;

(f)                                   Corporation and Canadian Malartic GP shall have entered into the Canadian Malartic Contribution Agreement;

(g)                                  Corporation and Hammond Reef Owner shall have entered into the Hammond Reef Contribution Agreement;

(h)                                 Corporation and Kirkland Owner shall have entered into the Kirkland Contribution Agreement;

(i)                                     Corporation and Canadian Malartic Purchaser shall have entered into the Canadian Malartic Purchase and Sale Agreement;

(j)                                    Corporation and Hammond Reef Purchaser shall have entered into the Hammond Reef Purchase and Sale Agreement;

(k)                                 Corporation and Kirkland Purchaser shall have entered into the Kirkland Purchase and Sale Agreement;

(l)                                     Corporation and Mexican Purchaser shall have entered into the Mexican Purchase and Sale Agreement;

(m)                             Streaming Party and Canadian Malartic GP shall have entered into the Streaming Agreement, and Streaming Party shall have deposited, and the Streaming Escrow Agent shall hold, the Streaming Escrow Amount pursuant to the Streaming Escrow Agreement;

(n)                                 Lender and Canadian Malartic GP shall have entered into the Loan Agreement, and Lender shall have waived all conditions to advancing the Loan to Canadian Malartic GP (other than any condition relating to the filing of articles of arrangement implementing the Plan of Arrangement).

3.3                               The Arrangement

Commencing at the Effective Time, the following shall occur and shall be deemed to occur, in the following order (unless expressly stated otherwise), without any further authorization, act or formality on the part of any person:

(a)                                 The articles of incorporation of the Corporation, as amended, shall be amended:

(i)                                     to create a new class of shares consisting of an unlimited number of shares to be designated as “Class A Common Shares” (the “New Corporation Common Shares”) and having the following rights, privileges, restrictions and conditions:

(A)                   the right to one (1) vote per New Corporation Common Share at any meeting of shareholders of Corporation, except meetings at which only holders of a specified class of shares are entitled to vote;

(B)                   subject to the rights, privileges, restrictions and conditions attaching to shares of any other class or series of shares of Corporation, the right to receive the remaining property of Corporation upon dissolution pro rata; and

(C)                   subject to the rights, privileges, restrictions and conditions attaching to shares of any other class or series of shares of Corporation, the right to receive any dividend declared by the directors of Corporation and payable on the New Corporation Common Shares; and

(ii)                                to designate the Corporation Common Shares as “Class B Common Shares” and to remove the right of the holders of the Corporation Common Shares to participate in a liquidation or winding up of Corporation;

(b)                                 Corporation shall transfer its right, title and interest in the Canadian Malartic Assets to Canadian Malartic GP in consideration for (i) the assumption by Canadian Malartic GP of the Assumed Liabilities; (ii) the issuance to Corporation by Canadian Malartic GP of the Partnership Promissory Note; and (iii) the issuance to Corporation by Canadian Malartic GP of the Canadian Malartic Additional Units, all in accordance with the terms of the Canadian Malartic Contribution Agreement;

(c)                                  Corporation shall transfer its right, title and interest in the Hammond Reef Properties to Hammond Reef Owner in consideration for an additional ownership interest in Hammond Reef Owner, all in accordance with the terms of the Hammond Reef Contribution Agreement;

(d)                                 Corporation shall transfer its right, title and interest in the Kirkland Properties to Kirkland Owner in consideration for an additional ownership interest in Kirkland Owner, all in accordance with the terms of the Kirkland Contribution Agreement;

(e)                                  All of the conditions to the Streaming Agreement shall be deemed to be satisfied and the Streaming Escrow Agent shall release the Streaming Escrow Amount to Canadian Malartic GP;

(f)                                   All of the conditions to the Loan Agreement shall be deemed to be satisfied and Lender shall advance the Loan to Canadian Malartic GP;

(g)                                  Canadian Malartic GP shall repay in full the principal amount owing by it to Corporation pursuant to the Partnership Promissory Note, such payment to be made out of the Streaming Escrow Amount received by Canadian Malartic GP pursuant to the step in Section 3.3(e) and the Loan proceeds received by Canadian Malartic GP pursuant to the step in Section 3.3(f), and the Partnership Promissory Note shall be cancelled;

(h)                                 Yamana shall lend an amount equal to the Yamana Cash Consideration, less the purchase price of the Hammond Reef Purchased Interest, Kirkland Purchased Interest and Mexican Purchased Interest, to Canadian Malartic Purchaser in exchange for an interest-bearing promissory note in an aggregate principal amount equal to the Yamana Cash Consideration less the purchase price of the Hammond Reef Purchased Interest, Kirkland Purchased Interest and Mexican Purchased Interest;

(i)                                     Canadian Malartic Purchaser shall subscribe for Yamana Common Shares in an aggregate amount equal to the Yamana Total Share Consideration, and in consideration shall issue to Yamana Class A Preferred Shares of Canadian Malartic Purchaser (having a fair market value equal to the fair market value of the Yamana Total Share Consideration).  Canadian Malartic Purchaser shall direct Yamana to deliver the Yamana

Common Shares to Corporation in partial satisfaction of the purchase price for the Canadian Malartic Purchased Units as described in Section 3.3(j)

(j)                                    Corporation shall simultaneously transfer:

(i)                                     the Canadian Malartic Purchased Units to Canadian Malartic Purchaser;

(ii)                                  the Hammond Reef Interest to Hammond Reef Purchaser;

(iii)                               the Kirkland Interest to Kirkland Purchaser; and

(iv)                              a direct or indirect 50% ownership interest in the Mexican Properties to Mexican Purchaser,

in each case pursuant to the applicable Purchase and Sale Agreement, in consideration for the payment by the Purchasers to Corporation of (A) cash in an aggregate amount equal to the Yamana Cash Consideration, and (B) the Yamana Total Share Consideration;

(k)                                 Simultaneously with the transfer in Section 3.3(j)(i), Canadian Malartic Purchaser shall be admitted as a partner to Canadian Malartic GP;

(l)                                     Each Corporation Common Share held by a Dissenting Shareholder shall be deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all Encumbrances, to Corporation, in consideration for a debt claim against Corporation in an amount determined and payable in accordance with ARTICLE 4 hereof, and the name of such holder shall be removed from the register of holders of Corporation Common Shares;

(m)                             Concurrently:

(i)                                     each Corporation Common Share transferred to the Corporation pursuant to Section  3.3(l) shall be cancelled; and

(ii)                                  the stated capital account in respect of the Corporation Common Shares shall be reduced, in respect of the Corporation Common Shares cancelled pursuant to Section 3.3(m)(i), by an amount equal to the product obtained when (A) the stated capital of all of the issued and outstanding Corporation Common Shares immediately prior to the step in Section   3.3(l), is multiplied by (B) a fraction, the numerator of which is the number of Corporation Common Shares transferred to the Corporation pursuant to Section  3.3(l), and the denominator of which is the number of issued and outstanding Corporation Common Shares immediately prior to the step in Section 3.3(l);

(n)                                 Each Corporation Common Share outstanding immediately prior to the Effective Time (other than any Corporation Common Share held by a Dissenting Shareholder that is deemed to have been transferred to the Corporation and cancelled) shall be transferred by the holder thereof to Corporation in exchange for the Transaction Consideration and the name of such holder shall:

(i)                                     in respect of the Corporation Common Shares so transferred, be removed from the register of holders of Corporation Common Shares;

(ii)                                in respect of the New Corporation Common Shares issued to such holder, be entered in the register of holders of New Corporation Common Shares; and

(iii)                             in respect of the Yamana Common Shares transferred to such holder, be entered in the register of holders of Yamana Common Shares;

(o)                                 Concurrently with the exchange in Section 3.3(n):

(i)                                   the stated capital account in respect of the Corporation Common Shares shall be reduced, in respect of the Corporation Common Shares transferred to the Corporation pursuant to Section 3.3(n), by an amount equal to the stated capital of the issued and outstanding Corporation Common Shares immediately prior to the exchange in Section 3.3(n); and

(ii)                                there shall be added to the stated capital account of the New Corporation Common Shares, in respect of the aggregate New Corporation Common Shares issued pursuant to Section 3.3(n), the greater of:  (A) the amount, if any, by which (I) the amount by which the stated capital account of the Corporation Common Shares is reduced pursuant to Section 3.3(o)(i), exceeds (II) the aggregate amount of the Transaction Total Cash Consideration and the Yamana Total Share Consideration; and (B) one dollar;

(p)                                 Each Corporation Common Share transferred to the Corporation pursuant to Section 3.3(n) shall be cancelled; and

(q)                                 Concurrently with the exchange in Section 3.3(n), each Corporation Option outstanding at the Effective Time (whether vested or unvested) will be exchanged for a Replacement Option: (1) to acquire such number of New Corporation Common Shares as is equal to (A) that number of Corporation Common Shares that were issuable upon exercise of such Corporation Option immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, rounded down to the nearest whole number of New Corporation Common Shares; (2) at an exercise price per New Corporation Common Share equal to the greater of the quotient determined by dividing: (X) the exercise price per Corporation Common Share at which such Corporation Option was exercisable immediately prior to the Effective Time, by (Y) the Exchange Ratio, rounded up to the nearest whole cent, and such minimum amount that meets the requirements of paragraph 7(1.4)(c) of the Tax Act. All terms and conditions of a Replacement Option, including the term to expiry, vesting, conditions to and manner of exercising, shall be the same as the Corporation Option for which it was exchanged, and any certificate or option agreement previously evidencing the Corporation Option shall thereafter evidence and be deemed to evidence such Replacement Option.

3.4                               Effective Time Procedures

(a)                                 On or immediately prior to the Effective Date, Yamana shall, upon the direction of Corporation, deliver or arrange to be delivered to the Depositary

(i)                                     cash equal to the Yamana Cash Consideration; and

(ii)                                  share certificates representing the Yamana Total Share Consideration,

which cash and share certificates shall be held by the Depositary as agent and nominee for Former Corporation Shareholders for distribution to such Former Corporation Shareholders in accordance with the provisions of ARTICLE 5.

(b)                                 On or immediately prior to the Effective Date, Corporation shall deliver or arrange to be delivered to the Depositary certificates representing the aggregate New Corporation Share Consideration to be issued in accordance with the provisions of Section 3.3, which share certificates shall be held by the Depositary as agent and nominee for Former Corporation Shareholders for distribution to such Former Corporation Shareholders in accordance with the provisions of ARTICLE 5.

(c)                                  Former Corporation Shareholders shall be entitled to receive delivery of the cash consideration, share certificates representing Yamana Common Shares and share certificates representing New Corporation Common Shares to which they are entitled pursuant to Section 3.3 in accordance with the provisions of ARTICLE 5,

3.5                               No Fractional Shares

(a)                                 No fractional Yamana Common Shares shall be delivered to Former Corporation Shareholders in connection with this Plan of Arrangement. The number of Yamana Common Shares to be delivered to Former Corporation Shareholders shall be rounded down to the nearest whole Yamana Common Share in the event that a Former Corporation Shareholder is entitled to a fractional Yamana Common Share. In lieu of any such fractional Yamana Common Share, each Corporation Shareholder otherwise entitled to a fractional interest in Yamana Common Shares will be entitled to receive a cash payment equal to such Corporation Shareholder’s pro rata portion of the net proceeds after expenses received by the Depositary upon the sale of whole shares representing an accumulation of all fractional interests in Yamana Common Shares to which all such Corporation Shareholders would otherwise be entitled. The Depositary will sell such Yamana Common Shares by private sale (including by way sale through the facilities of any stock exchange upon which the Yamana Common Shares are then listed) as soon as reasonably practicable following the Effective Date. The aggregate net proceeds after expenses of such sale will be distributed by the Depositary, pro rata in relation to the respective fractions, among Corporation Shareholders otherwise entitled to receive fractional interests in Yamana Common Shares.

(b)                                 No fractional New Corporation Common Shares shall be issued to Former Corporation Shareholders in connection with this Plan of Arrangement. The number of New Corporation Common Shares to be issued to Former Corporation Shareholders shall be rounded down to the nearest whole New Corporation Common Share in the event that a Former Corporation Shareholder is entitled to a fractional New Corporation Common Share. In lieu of any such fractional New Corporation Common Share, each Corporation Shareholder otherwise entitled to a fractional interest in New Corporation Common Shares will be entitled to receive a cash payment equal to such Corporation Shareholder’s pro rata portion of the net proceeds after expenses received by the Depositary upon the sale of whole shares representing an accumulation of all fractional interests in New Corporation Common Shares to which all such Corporation Shareholders would otherwise be entitled. The Depositary will sell such New Corporation Common Shares by private sale (including by way sale through the facilities of any stock exchange upon which the New Corporation Common Shares are then listed) as soon as reasonably practicable following the Effective Date. The aggregate net proceeds after expenses of such sale will be distributed by the Depositary, pro rata in relation to the respective fractions, among Corporation Shareholders otherwise entitled to receive fractional interests in New Corporation Common Shares.

3.6                               Entitlement to Cash Consideration

In any case where the aggregate cash consideration payable to a particular Corporation Shareholder under the Arrangement would, but for this provision, include a fraction of a cent, the consideration payable shall be rounded down to the nearest whole cent.

3.7                               Transfers Free and Clear

Any transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Encumbrances.

ARTICLE 4
RIGHTS OF DISSENT

4.1                               Rights of Dissent

A holder of Corporation Common Shares immediately prior to the Effective Time may exercise rights of dissent (“Dissent Rights”) in accordance with the procedures set out in Section 190 of the CBCA, as modified by this Article 4, the Interim Order and the Final Order, with respect to such Corporation Common Shares in connection with the Arrangement, provided that notwithstanding Section 190(5) of the CBCA, the written objection to the Arrangement Resolution contemplated by Section 190(5) of the CBCA must be received by Corporation by 5:00 pm (Montreal time) on the second Business Day immediately prior to the date of the Corporation Meeting. Each Dissenting Shareholder who is:

(a)                                 ultimately entitled to be paid fair value for such holder’s Corporation Common Shares, which fair value, notwithstanding anything to the contrary contained in Part XV of the CBCA, shall be determined as of the close of business on the day before the Final Order becomes effective, shall be deemed to have transferred such holder’s Corporation Common Shares to Corporation as of the Effective Time as set out in Section 3.3(l), and will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such Dissenting Shareholder not exercised Dissent Rights in respect of such Corporation Common Shares; or

(b)                                 ultimately not entitled, for any reason, to be paid such fair value for such Corporation Common Shares, shall be deemed to have participated in the Arrangement with respect to such Corporation Common Shares, as of the Effective Time, on the same basis as a holder of Corporation Common Shares to which Section 3.3(n) applies.

4.2                               Recognition of Dissenting Shareholders

(a)                                 In no circumstances shall Corporation, Yamana or any other person be required to recognize a Dissenting Shareholder as the holder of any Corporation Common Share in respect of which Dissent Rights have been validly exercised at and after the Effective Time, and the names of such Dissenting Shareholders shall be removed from the register of Corporation Common Shares maintained by or on behalf of Corporation as provided in Section 3.3(l);

(b)                                 In addition to any other restrictions under Section 190 of the CBCA, (i) holders of securities convertible for Corporation Common Shares (including the Corporation Options); and (ii) Corporation Shareholders who voted (or have instructed a proxyholder to vote) in favour of the Arrangement Resolution, shall not be entitled to exercise Dissent Rights.

ARTICLE 5
DELIVERY OF CONSIDERATION

5.1                               Exchange of Certificates for Consideration

(a)                                 Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented one or more outstanding Corporation Common Shares which were exchanged for Transaction Consideration in accordance with Section 3.3(n), together with the Letter of Transmittal and such other documents and instruments as would have been required to effect the transfer of the Corporation Common Shares formerly represented by such certificate under the CBCA and the by-laws of Corporation and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, a certificate representing the Yamana Common Shares, a certificate representing the New Corporation Common Shares and a cheque for the cash consideration to which such holder is entitled to receive in accordance with Section 3.3(n).

5.2                               Lost Certificates

In the event any certificate that immediately prior to the Effective Time represented one or more outstanding Corporation Common Shares that were transferred to Corporation pursuant to the Plan of Arrangement shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed and upon such person otherwise complying with the provisions of Section 5.1, such person shall be entitled to receive, in accordance with the provisions of this Article 5, the consideration to which such person is entitled pursuant to Section 5.1, less any amount required to be withheld pursuant to Section 5.4; provided that, as a condition precedent to any such issuance or payment, such person shall have provided a bond satisfactory to Corporation, in such amount as Corporation may direct, or otherwise indemnify Corporation and the Depositary in a manner satisfactory to Corporation and the Depositary against any claim that may be made against Corporation or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed.

5.3                               Extinction of Rights

(a)                                 To the extent that a Former Corporation Shareholder that was otherwise entitled to receive the Transaction Consideration shall not have complied with the provisions of Section 5.1 or Section 5.2 hereof on or before the date which is six years after the Effective Date (the “final proscription date”), then:

(i)                                     such Former Corporation Shareholder’s interest in the cash consideration which such Former Corporation Shareholder was entitled to receive shall be terminated as of such final proscription date and such cash consideration shall be deemed to be owned by Corporation;

(ii)                                  the Yamana Common Shares which such Former Corporation Shareholder was entitled to receive shall be automatically transferred to the Corporation and the certificates representing such Yamana Common Shares shall be delivered to Corporation by the Depositary together with the cash consideration to which such Former Corporation Shareholder was entitled to receive, and the interest of the Former Corporation Shareholder in such Yamana Common Shares to which it was entitled shall be terminated as of such final proscription date and such Yamana Common Shares shall be deemed to be owned by Corporation; and

(iii)                             the New Corporation Common Shares which such Former Corporation Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the certificates representing such New Corporation Common Shares shall be delivered to Corporation by the Depositary for cancellation and shall be cancelled by Corporation and the interest of the Former Corporation Shareholder in such New Corporation Common Shares and to which it was entitled shall be terminated as of such final proscription date.

5.4                               Withholding Rights

The Corporation and the Depositary shall be entitled to deduct and withhold from any consideration, dividend or other distribution otherwise payable to any holder of Corporation Common Shares, Corporation Options, Yamana Common Shares or New Corporation Common Shares, such amounts as Corporation or the Depositary determines, acting reasonably, are required or permitted to be deducted and withheld with respect to such payment under Canadian or United States tax laws or any other applicable law. To the extent that the withheld amount may be reduced, Corporation and the Depositary, as the case may be, acting reasonably, shall withhold on such lower amount.  To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the person in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing agency.

5.5                               Interest

Under no circumstances shall interest accrue or be paid by Corporation or the Depositary to persons depositing certificates pursuant to Section 5.1, regardless of any delay making any payment contemplated by this Article 5.

5.6                               Distributions with Respect to Unsurrendered Certificates.

No dividend or other distribution declared or made after the Effective Time with respect to Yamana Common Shares or New Corporation Common Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate which, immediately prior to the Effective Time, represented outstanding Corporation Common Shares unless and until the holder of such certificate shall have complied with the provisions of Section 5.1 or Section 5.2. Subject to applicable law and to Section 5.4 hereof, at the time of such compliance, there shall, in addition to the delivery of a certificate representing the Yamana Common Shares or New Corporation Common Shares, as the case may be, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such Yamana Common Shares or New Corporation Common Shares, as the case may be.

ARTICLE 6
AMENDMENTS

6.1                               Amendments to Plan of Arrangement

(a)                                 Corporation and Yamana may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must be (i) set out in writing, (ii) agreed to in writing by Corporation and Yamana, (iii) filed with the Court and, if made following the Corporation Meeting, approved by the Court, and (iv) communicated to Former Corporation Shareholders if and as required by the Court.

(b)                                 Any amendment, modification or supplement to the Plan of Arrangement may be proposed by Corporation at any time prior to the Corporation Meeting (provided that Yamana shall have consented thereto in writing) with or without any other prior notice or communication, and, if so proposed and approved at the Corporation Meeting in the manner required by the Interim Order, shall become part of this Plan of Arrangement for all purposes.

(c)                                  Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Corporation Meeting shall be effective only if (i) it is consented to by each of Yamana and Corporation, and (ii) if required by the Court, it is approved by the Corporation Shareholders voting in the manner directed by the Court.

(d)                                 Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Time by the mutual consent of Corporation and Yamana, provided that it concerns a matter that in the opinion of Corporation and Yamana, each acting reasonably, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interests of any person that, immediately prior to the Effective Time, was a holder of Corporation Common Shares or Corporation Options.

(e)                                  This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the provisions of the Arrangement Agreement.

ARTICLE 7
FURTHER ASSURANCES

Notwithstanding that the transactions contemplated in this Plan of Arrangement shall occur and be deemed to occur in the order set out in Section 3.3 and shall become effective without any further act or formality, each of Corporation and Yamana shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.

SCHEDULE “B”

FORM OF LOCK-UP AGREEMENT

Dear Securityholder:

Re:                                                     Arrangement Agreement between Osisko Mining Corporation and Yamana Gold Inc.

For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the undersigned securityholder (the “Securityholder”) and in consideration of the entering into by Yamana Gold Inc. (the “Yamana”), and Osisko Mining Corporation (the “Corporation”, and together with the other parties hereto, the “Parties”) of an arrangement agreement on the date hereof (the “Arrangement Agreement”), a copy of which is attached hereto as Exhibit A, relating to, among other things, the transaction (the “Proposed Transaction”) to be effected by way of a plan of arrangement under section 192 of the Canada Business Corporations Act, the Securityholder agrees as follows:

1.                                      INTERPRETATION

Capitalized terms used in this voting and support agreement (“Agreement”) and not otherwise defined herein that are defined in the Arrangement Agreement shall have the respective meanings ascribed thereto in the Arrangement Agreement.

2.                                      OWNERSHIP OF SHARES, OPTIONS AND WARRANTS

Yamana understands that the Securityholder is the beneficial owner, directly or indirectly, of, or has direction or control over, the number of common shares of the Corporation (the “Shares”) and, if any, the number of options exercisable for common shares of the Corporation (the “Options”), and, if any, the number of warrants exercisable for common shares of the Corporation (“Warrants”) set forth in the Securityholders’ acceptance (the “Acceptance”) at the end of this Agreement.

3.                                      COVENANTS OF THE SECURITYHOLDER

The Securityholder covenants and agrees that, until the earlier of: (i) the Effective Time and (ii) the date this Agreement is terminated (such earlier date being the “Release Date”), the Securityholder shall:

(a)                                 attend (either in person or by proxy) any meeting (including the Corporation Meeting) of the securityholders of the Corporation convened for the purposes of considering the Proposed Transaction (including any adjournments and postponements thereof), and at such meeting, vote or cause to be voted all of the Shares, (including any shares issued upon the exercise of the Options and Warrants or acquired by the Securityholder on or following the date hereof and prior to the record date for voting at such meeting) (the “Subject Securities”) in favour of the Proposed Transaction and all matters related thereto, as contemplated by the Arrangement Agreement;

(b)                                 vote or cause to be voted (in person or by proxy) any Subject Securities against, and in the case of clause (i) below, not tender or cause to be tendered any Subject Securities to:

(i)                                     any corporate transaction, such as a merger, amalgamation, arrangement, rights offering, reorganization, recapitalization or liquidation or take-over bid or similar transaction involving the Corporation or common shares of the Corporation other than the Proposed Transaction;

(ii)                                other than the Proposed Transaction, a sale or transfer of a material amount of assets of the Corporation or any of its Subsidiaries or the issuance of any securities of the Corporation; or

(iii)                            any action that is reasonably likely to impede, interfere with, delay, postpone, or adversely affect in any material respect the Proposed Transaction including, without limitation, any Acquisition Proposal;

(c)                                  not, without the prior written consent of Yamana, sell, transfer, assign, pledge, or otherwise dispose of, or enter into any agreement or understanding relating to the sale, transfer, assignment or other disposition of the Subject Securities (other than as contemplated herein) or permit any affiliate of the Securityholder to do any of the foregoing, provided that the Securityholder may sell, transfer, assign, pledge, or otherwise dispose of, or enter into any agreement or understanding relating to the sale, transfer, assignment or other disposition of Shares issued following the date hereof upon the exercise of Options and Warrants which expire on a date when this Agreement remains in effect;

(d)                                 not, except as required pursuant to this Agreement, grant or agree to grant any proxy or other right to vote the Subject Securities or enter into any voting trust or pooling agreement or arrangement or enter into or subject any of such Subject Securities to any other agreement, arrangement, understanding or commitment, formal or informal, with respect to or relating to the voting or tendering thereof or revoke any proxy granted pursuant to this Agreement; and

(e)                                  not exercise any rights of dissent or appraisal in respect of any resolution approving the Proposed Transaction or any aspect thereof or matter related thereto, and not exercise any other securityholder rights or remedies available at common law or pursuant to applicable corporate law or other legislation or take any action that is reasonably likely to in any manner delay, hinder, prevent, interfere with or challenge the Proposed Transaction.

4.                                      GRANT OF PROXY

The Securityholder hereby covenants and agrees in favour of Yamana that (i) no later than 5 business days prior to the scheduled date of any Corporation Meeting the Securityholder shall duly complete and cause forms of proxy or voting instruction forms, as applicable, in respect of all the Subject Securities to be validly delivered as required to cause the Subject Securities to be voted in favour of the Proposed Transaction and (ii) such forms of proxy or voting instruction forms, as applicable, shall not be revoked or withdrawn, unless prior written consent from Yamana has been obtained or this Agreement is terminated pursuant to Section 9(a).

5.                                      REPRESENTATIONS AND WARRANTIES OF THE SECURITYHOLDER

The Securityholder hereby represents and warrants to Yamana as follows and acknowledges that Yamana is relying on such representations and warranties in connection with entering into this Agreement and the Arrangement Agreement:

(a)                                 the Securityholder is the sole beneficial owner of, or exercises control or direction over, the Shares, Options and Warrants, with good and marketable title thereto, free and clear of all claims, liens, charges, encumbrances and security interests other than those arising by operation of statute and no person has any agreement, option, or any right or privilege capable of becoming an agreement or option, for the purchase, acquisition or transfer of the Shares, Options and Warrants from the Securityholder or any interest therein or right thereto, except pursuant to the Arrangement Agreement and this Agreement;

(b)                                 (i) the only securities of the Corporation beneficially owned, directly or indirectly, or over which control or direction is exercised by the Securityholder are those listed on the Acceptance, and (ii) the Securityholder has no other agreement, options, warrants or securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, securities of the Corporation or any rights or privilege capable of becoming an agreement or option, for the purchase or acquisition by the Securityholder or transfer to the Securityholder of additional securities of the Corporation or any interest therein;

(c)                                  other than pursuant to the covenants set out in this Agreement, the Securityholder has the sole right to sell (or cause to be sold) all of its Shares, Options and Warrants now held (other than with respect to securities that have not vested);

(d)                                 the Securityholder has the sole right to vote (or cause to vote) all of its Shares now held and will have the right to vote (or cause to vote) all shares of the Corporation hereafter acquired by it;

(e)                                  if the Securityholder is a corporation or other entity, it is duly organized under the laws of its jurisdiction of incorporation or formation and is validly existing and has the necessary corporate or other power and authority to enter into this Agreement and to perform its obligations hereunder; and

(f)                                   the Securityholder is duly authorized to execute and deliver this Agreement and this Agreement has been duly executed and delivered and is a valid and binding agreement, enforceable against the Securityholder in accordance with its terms, except as may be limited by bankruptcy, insolvency and other Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction, and the performance by the Securityholder of  its obligations hereunder will not constitute a violation or breach of or default under, or conflict with (i) any contract, commitment, agreement, understanding or arrangement of any kind to which the Securityholder will be a party and by which the Securityholder will be bound at the time of such consummation, (ii) to its knowledge, any applicable Laws, and (iii) if the Securityholder is a corporation or other entity, its constating documents.

6.                                      REPRESENTATIONS AND WARRANTIES OF YAMANA

Yamana hereby represents and warrants to the Securityholder that the execution and delivery of this Agreement by Yamana and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of Yamana, and acknowledges that the Securityholder is relying on such representation and warranty in connection with entering into this Agreement.

7.                                     COVENANTS OF YAMANA

(a)                                 Subject to Section 7(b), Yamana hereby agrees and confirms to Securityholder that Yamana shall take all steps required of it to cause the Arrangement to occur in accordance with the terms and subject to the conditions set forth in the Arrangement Agreement.

(b)                                 The obligations of Yamana to complete the Arrangement are subject only to the conditions set forth in Section 5.1 and 5.3 of the Arrangement Agreement.

8.                                      DIRECTORS OR OFFICERS OF THE CORPORATION

Yamana acknowledges and agrees that the Securityholder is bound hereunder solely in its capacity as a securityholder and that the provisions hereof shall not be deemed or interpreted to bind the Securityholder in his or her capacity as a director, officer or employee of the Corporation or its affiliates. For the avoidance of doubt, nothing in this Agreement shall limit any person from fulfilling his or her fiduciary duties as a director or officer of the Corporation and nothing in this Agreement shall prevent a Securityholder who is a member of the board of directors or an officer of the Company from engaging, in such Securityholder’s capacity as a director or officer of the Corporation, in discussions or negotiations with a person in response to any bona fide Acquisition Proposal in accordance with the terms of the Arrangement Agreement.

9.                                      TERMINATION

(a)                                 The obligations hereunder of the Securityholder shall automatically terminate (i) upon the mutual written agreement of the Securityholder and Yamana; or (ii) upon the termination of the Arrangement Agreement in accordance with its terms; or (iii) on the Effective Date, whichever is the earliest to occur.

(b)                                 This Agreement may be terminated by notice in writing:

(i)                                     by Yamana if the Securityholder breaches or is in default of any of the covenants or obligations of the Securityholder under this Agreement and such breach or such default has or may have an adverse effect on the consummation of the Proposed Transaction or if any of the representations or warranties of the Securityholder under this Agreement shall have been at the date hereof, or subsequently become, untrue or incorrect in any material respect; provided that Yamana has notified the Securityholder in writing of any of the foregoing events and the same has not been cured within 15 business days of the date such notice was received by the Securityholder;

(ii)                                by the Securityholder if Yamana breaches or is in default of any of the covenants or obligations of Yamana under this Agreement or the Arrangement Agreement and such breach or such default has or may have an adverse effect on the consummation of the Proposed Transaction or if any of the representations or warranties of Yamana under this Agreement or the Arrangement Agreement shall have been at the date hereof, or subsequently become, untrue or incorrect in any material respect; provided that the Securityholder has notified Yamana in writing of any of the foregoing events and the same has not been cured within 15 business days of the date such notice was received by Yamana;

(iii)                             by the Securityholder if the Effective Date has not occurred by June 30, 2014;

(c)                                  If this Agreement is terminated as provided in this Section 9, this Agreement shall forthwith become void and of no further force or effect and there shall be no liability on the part of any Party, provided that the foregoing shall not relieve any Party from any liability for any breach of this Agreement arising prior to such termination.  The Securityholder shall be entitled to withdraw any form of proxy delivered pursuant to this

Agreement in respect of the Arrangement in the event this Agreement is terminated in accordance with this Section 9.

10.                               AMENDMENT

Except as expressly set forth herein, this Agreement (together with all other documents and instruments referred to herein) constitutes the entire agreement between the Parties with respect to the subject matter hereof and shall not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by each of the Parties.

11.                               ASSIGNMENT

No Party shall assign any of its rights or obligations under this Agreement without the prior written consent of the other Party.

12.                               FURTHER ASSURANCES

The Securityholder shall, from time to time and at all times hereafter at the request of Yamana but without further consideration, do and perform all such further acts, matters and things and execute and deliver all such further documents, deeds, assignments, agreements, notices and writings and give such further assurances as shall be reasonably required for the purpose of giving effect to this Agreement.

13.                               SUCCESSORS; NO THIRD PARTY BENEFICIARIES

This Agreement shall be binding upon, enure to the benefit of and be enforceable by Yamana and the Securityholder and their respective executors, administrators, successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to confer on any Person other than the Parties or the Parties’ respective successors or permits assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

14.                               TIME OF THE ESSENCE

Time is of the essence of this Agreement.

15.                               UNENFORCEABLE TERMS

If any provision of this Agreement or the application thereof to any Party or circumstance is invalid or unenforceable to any extent then the remainder of this Agreement or application of such provision to a Party or circumstance (other than those to which it is held invalid or unenforceable) is not affected thereby and each remaining provision of this Agreement is valid and is enforceable to the fullest extent permitted by law.

16.                              APPLICABLE LAW

(a)                                 This Agreement is to be governed and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein without regard to any conflicts of law provisions, and each of the Parties irrevocably attorns to the jurisdiction of the courts of the Province of Ontario.

(b)                                 The Parties waive the application of any rule of Law which otherwise would be applicable in connection with the construction of this Agreement that ambiguous or conflicting terms or provisions should be construed against the Party that (or counsel of which) prepared the executed agreement or any earlier draft of the same.

17.                               NOTICE

Any notice or other communication required or permitted to be given hereunder shall be sufficiently given if delivered:

(a)                                 in the case of the Securityholder, to the address appearing on the acceptance page of this Agreement, with a copy to its legal counsel; and

(b)                                 in the case of Yamana, to:

Royal Bank Plaza, North Tower

Suite 2200

200 Bay St

Toronto ON M5J 2J3

Attention:                                         Sofia Tsakos

Facsimile:                                         (416) 815-0021

with a copy (which shall not constitute notice) to:

Norton Rose Fulbright Canada LLP

Royal Bank Plaza, South Tower

Suite 3800

200 Bay Street

Toronto, ON

Attention:                                         Cathy Singer

Facsimile.:                                      (416) 216-3930

or to such other address as the Party to which such notice or other communication is to be given has last notified the Party giving the same in the manner provided in this paragraph. Any notice or other communication given or made is deemed to have been duly given or made as at the date delivered or sent if delivered personally or sent by fax transmission at the address for service provided herein during normal business hours on a business day, or otherwise on the next business day.

18.                               ENFORCEMENT

The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties are entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, on a non-exclusive basis, in any court of the Province of Ontario having jurisdiction, this being in addition to any other remedy to which such Party is entitled at law or in equity.

19.                               EXPENSES

The Parties agree to pay their own respective expenses incurred in connection with this Agreement. This section shall survive the termination of this Agreement pursuant to Section 9.

20.                               DISCLOSURE

The Parties hereby consent to the disclosure of the substance of this Agreement in any press release required by applicable Laws or any circular relating to the Corporation Meeting and to the filing of this Agreement as may be required pursuant to applicable Laws. A copy of this Agreement may be provided to the Corporation.

21.                               COUNTERPART EXECUTION

This letter may be signed by fax or email and in counterparts, which, together, are deemed to constitute one valid and binding agreement and delivery of such counterparts may be effected by means of fax or email.

OSISKO MINING CORPORATION

By:
Name:
Title:

YAMANA GOLD INC.

By:
Name:
Title:

Acceptance by Securityholder

The foregoing is hereby accepted as of and with effect from the          day of                           , 2014 and the undersigned hereby confirms that the undersigned beneficially owns, directly or indirectly, or has control or direction over, the Shares and Options indicated below and no other securities of the Corporation:

Common Shares

Options, if any

Warrants, if any

Signature of Witness	Signature of Securityholder or, if a corporation, authorized signing officer

Name of Witness (Please print)	Name of Securityholder (Please print)

Address:

EXHIBIT A

ARRANGEMENT AGREEMENT

SCHEDULE “C”

CORPORATION PROPERTIES

MINING TITLES

A — CANADIAN MALARTIC PROPERTY

HELD BY OSISKO MINING CORPORATION

i. Canadian Malartic

Mining Titles

Type	No.	Renewal	Expiration	Area (Ha)	Excess Work Credits	Work required	Title Owner	Status

CM*	226	3/14/28 0:00		62.53		35.00	Osisko Mining Corporation	Active
BM*	892	11/25/15 0:00	11/24/29 23:59	188.41	n/a	n/a	Osisko Mining Corporation	Active
BM*	1007	4/11/15 0:00	4/10/31 23:59	10.08	n/a	n/a	Osisko Mining Corporation	Active
BM*	1011	6/17/15 0:00	6/16/31 23:59	1.83	n/a	n/a	Osisko Mining Corporation	Active
BM*	1020	02/17/15 0:00	02/17/35 23:59	65.70	n/a	n/a	Osisko Mining Corporation	Active
CDC	50615	2/15/05 0:00	2/14/17 23:59	57.54	—	1,800.00	Osisko Mining Corporation	Active
CDC	50616	2/15/05 0:00	2/14/15 23:59	57.54	—	1,800.00	Osisko Mining Corporation	Active
CDC	56898	2/11/05 0:00	2/10/15 23:59	57.53	1,876.57	1,800.00	Osisko Mining Corporation	Active
CDC	56899	2/11/05 0:00	2/10/17 23:59	57.53	1,310.58	1,800.00	Osisko Mining Corporation	Active
CDC	56900	2/11/05 0:00	2/10/17 23:59	57.53	2,442.98	1,800.00	Osisko Mining Corporation	Active
CDC	56901	2/11/05 0:00	2/10/17 23:59	57.53	—	1,800.00	Osisko Mining Corporation	Active
CDC	56902	2/11/05 0:00	2/10/17 23:59	57.53	—	1,800.00	Osisko Mining Corporation	Active
CDC	56903	2/11/05 0:00	2/10/17 23:59	57.53	—	1,800.00	Osisko Mining Corporation	Active
CDC	56904	2/11/05 0:00	2/10/17 23:59	57.52	1,433.26	1,800.00	Osisko Mining Corporation	Active
CDC	56905	2/11/05 0:00	2/10/17 23:59	57.52	1,925.60	1,800.00	Osisko Mining Corporation	Active
CDC	56906	2/11/05 0:00	2/10/17 23:59	57.52	1,383.60	1,800.00	Osisko Mining Corporation	Active
CDC	56907	2/11/05 0:00	2/10/17 23:59	57.52	—	1,800.00	Osisko Mining Corporation	Active
CDC	56908	2/11/05 0:00	2/10/17 23:59	57.52	—	1,800.00	Osisko Mining Corporation	Active
CDC	56909	2/11/05 0:00	2/10/17 23:59	57.53	—	1,800.00	Osisko Mining Corporation	Active
CDC	56910	2/11/05 0:00	2/10/17 23:59	57.51	135,812.00	1,800.00	Osisko Mining Corporation	Active
CDC	56911	2/11/05 0:00	2/10/17 23:59	57.51	1,801.29	1,800.00	Osisko Mining Corporation	Active
CDC	56912	2/11/05 0:00	2/10/17 23:59	57.51	—	1,800.00	Osisko Mining Corporation	Active
CDC	56913	2/11/05 0:00	2/10/17 23:59	57.52	—	1,800.00	Osisko Mining Corporation	Active
CDC	56914	2/11/05 0:00	2/10/17 23:59	57.52	—	1,800.00	Osisko Mining Corporation	Active
CDC	56915	2/11/05 0:00	2/10/17 23:59	57.5	1,800.87	1,800.00	Osisko Mining Corporation	Active
CDC	56916	2/11/05 0:00	2/10/17 23:59	57.5	838.67	1,800.00	Osisko Mining Corporation	Active
CDC	56917	2/11/05 0:00	2/10/17 23:59	57.5	1,874.32	1,800.00	Osisko Mining Corporation	Active

Type	No.	Renewal	Expiration	Area (Ha)	Excess Work Credits	Work required	Title Owner	Status
CDC	56918	2/11/05 0:00	2/10/17 23:59	57.51	—	1,800.00	Osisko Mining Corporation	Active
CDC	56919	2/11/05 0:00	2/10/17 23:59	57.51	—	1,800.00	Osisko Mining Corporation	Active
CDC	56920	2/11/05 0:00	2/10/17 23:59	57.51	—	1,800.00	Osisko Mining Corporation	Active
CDC	56921	2/11/05 0:00	2/10/17 23:59	57.51	—	1,800.00	Osisko Mining Corporation	Active
CDC	56922	2/11/05 0:00	2/10/17 23:59	57.51	2,885.30	1,800.00	Osisko Mining Corporation	Active
CDC	56923	2/11/05 0:00	2/10/17 23:59	57.53	—	1,800.00	Osisko Mining Corporation	Active
CDC	56924	2/11/05 0:00	2/10/17 23:59	57.53	—	1,800.00	Osisko Mining Corporation	Active
CDC	56925	2/11/05 0:00	2/10/17 23:59	57.51	2,909.92	1,800.00	Osisko Mining Corporation	Active
CDC	56929	2/11/05 0:00	2/10/17 23:59	13.93	690.01	750.00	Osisko Mining Corporation	Active
CDC	56930	2/11/05 0:00	2/10/17 23:59	13.99	618.70	750.00	Osisko Mining Corporation	Active
CDC	56931	2/11/05 0:00	2/10/17 23:59	14.04	—	750.00	Osisko Mining Corporation	Active
CDC	56932	2/11/05 0:00	2/10/17 23:59	14.09	—	750.00	Osisko Mining Corporation	Active
CDC	56933	2/11/05 0:00	2/10/17 23:59	14.13	—	750.00	Osisko Mining Corporation	Active
CDC	56934	2/11/05 0:00	2/10/17 23:59	14.17	—	750.00	Osisko Mining Corporation	Active
CDC	56935	2/11/05 0:00	2/10/17 23:59	14.2	29,347.80	750.00	Osisko Mining Corporation	Active
CDC	61518	2/15/05 0:00	2/14/17 23:59	57.53	—	1,800.00	Osisko Mining Corporation	Active
CDC	61519	2/15/05 0:00	2/14/17 23:59	57.54	—	1,800.00	Osisko Mining Corporation	Active
CDC	61520	2/15/05 0:00	2/14/17 23:59	57.52	43,187.10	1,800.00	Osisko Mining Corporation	Active
CDC	61521	2/15/05 0:00	2/14/17 23:59	56.61	58,859.30	1,800.00	Osisko Mining Corporation	Active
CDC	61522	2/15/05 0:00	2/14/17 23:59	35.35	—	1,800.00	Osisko Mining Corporation	Active
CDC	61523	2/15/05 0:00	2/14/17 23:59	57.27	—	1,800.00	Osisko Mining Corporation	Active
CDC	61524	2/15/05 0:00	2/14/17 23:59	24.14	—	750.00	Osisko Mining Corporation	Active
CDC	72271	6/07/05	04/10/20 23:59	25.71	701,925.31	1,800.00	Osisko Mining Corporation	Active
CDC	73343	6/06/05	10/17/17 23:59	39.98	—	1,800.00	Osisko Mining Corporation	Active
CDC	73344	6/06/05	10/17/17 23:59	6.94	—	750.00	Osisko Mining Corporation	Active
CDC	73332	6/06/05 0:00	6/05/17 23:59	57.53	—	1,800.00	Osisko Mining Corporation	Active
CDC	73333	6/06/05 0:00	6/05/17 23:59	57.53	—	1,800.00	Osisko Mining Corporation	Active
CDC	73334	6/06/05 0:00	6/05/17 23:59	57.53	—	1,800.00	Osisko Mining Corporation	Active
CDC	73335	6/06/05 0:00	6/05/17 23:59	57.53	—	1,800.00	Osisko Mining Corporation	Active
CDC	73336	6/06/05 0:00	6/05/17 23:59	57.53	—	1,800.00	Osisko Mining Corporation	Active
CDC	73337	6/06/05 0:00	6/05/17 23:59	57.53	—	1,800.00	Osisko Mining Corporation	Active
CDC	73338	6/06/05 0:00	6/05/17 23:59	57.53	—	1,800.00	Osisko Mining Corporation	Active
CDC	73339	6/06/05 0:00	6/05/17 23:59	57.53	—	1,800.00	Osisko Mining Corporation	Active
CDC	73340	6/06/05 0:00	6/05/17 23:59	57.52	—	1,800.00	Osisko Mining Corporation	Active

Type	No.	Renewal	Expiration	Area (Ha)	Excess Work Credits	Work required	Title Owner	Status
CDC	73341	6/06/05 0:00	6/05/17 23:59	57.52	—	1,800.00	Osisko Mining Corporation	Active
CDC	73349	6/06/05 0:00	6/05/17 23:59	57.52	—	1,800.00	Osisko Mining Corporation	Active
CDC	73350	6/06/05 0:00	6/05/17 23:59	57.52	—	1,800.00	Osisko Mining Corporation	Active
CDC	73351	6/06/05 0:00	6/05/17 23:59	57.52	—	1,800.00	Osisko Mining Corporation	Active
CDC	73352	6/06/05 0:00	6/05/17 23:59	57.52	47,415.80	1,800.00	Osisko Mining Corporation	Active
CDC	73353	6/06/05 0:00	6/05/17 23:59	57.52	136,700.01	1,800.00	Osisko Mining Corporation	Active
CDC	73357	6/06/05 0:00	6/05/17 23:59	13.49	75,232.16	750.00	Osisko Mining Corporation	Active
CDC	73358	6/06/05 0:00	12/27/17 23:59	27.63	—	1,800.00	Osisko Mining Corporation	Active
CDC	73359	6/06/05 0:00	6/05/17 23:59	6.16	—	750.00	Osisko Mining Corporation	Active
CDC	73360	6/06/05 0:00	12/27/15 23:59	7.5	—	750.00	Osisko Mining Corporation	Active
CDC	73361	6/06/05 0:00	12/27/15 23:59	0.87	—	750.00	Osisko Mining Corporation	Active
CDC	73362	6/06/05 0:00	6/05/17 23:59	0.33	—	750.00	Osisko Mining Corporation	Active
CDC	73383	6/07/05 0:00	6/06/17 23:59	57.52	—	1,800.00	Osisko Mining Corporation	Active
CDC	73384	6/07/05 0:00	6/06/17 23:59	57.52	2,073.11	1,800.00	Osisko Mining Corporation	Active
CDC	74682	6/10/05 0:00	6/09/17 23:59	57.53	—	1,800.00	Osisko Mining Corporation	Active
CDC	74683	6/10/05 0:00	6/09/17 23:59	57.53	1,087.80	1,800.00	Osisko Mining Corporation	Active
CDC	74684	6/10/05 0:00	6/09/17 23:59	57.53	—	1,800.00	Osisko Mining Corporation	Active
CDC	74685	6/10/05 0:00	6/09/17 23:59	57.53	—	1,800.00	Osisko Mining Corporation	Active
CDC	74686	6/10/05 0:00	6/09/17 23:59	57.54	—	1,800.00	Osisko Mining Corporation	Active
CDC	74687	6/10/05 0:00	6/09/17 23:59	57.54	—	1,800.00	Osisko Mining Corporation	Active
CDC	74688	6/10/05 0:00	6/09/17 23:59	57.54	—	1,800.00	Osisko Mining Corporation	Active
CDC	74689	6/10/05 0:00	6/09/17 23:59	57.52	—	1,800.00	Osisko Mining Corporation	Active
CDC	74690	6/10/05 0:00	6/09/17 23:59	57.52	—	1,800.00	Osisko Mining Corporation	Active
CDC	74691	6/10/05 0:00	6/09/17 23:59	57.51	—	1,800.00	Osisko Mining Corporation	Active
CDC	74692	6/10/05 0:00	6/09/17 23:59	57.51	—	1,800.00	Osisko Mining Corporation	Active
CDC	74693	6/10/05 0:00	6/09/15 23:59	57.5	—	1,800.00	Osisko Mining Corporation	Active
CDC	74694	6/10/05 0:00	6/09/17 23:59	57.5	—	1,800.00	Osisko Mining Corporation	Active
CDC	74695	6/10/05 0:00	6/09/17 23:59	13.87	638.23	750.00	Osisko Mining Corporation	Active
CDC	2000854	2/15/06 0:00	2/14/16 23:59	3.35	—	750.00	Osisko Mining Corporation	Active
CDC	2000855	2/15/06 0:00	2/14/14 23:59	44.19	81,914.50	1,800.00	Osisko Mining Corporation	Active
CDC	2000857	2/15/06 0:00	2/14/16 23:59	57.51	181,483.54	1,800.00	Osisko Mining Corporation	Active
CDC	2000858	2/15/06 0:00	2/14/16 23:59	57.51	—	1,800.00	Osisko Mining Corporation	Active
CDC	2000910	2/15/06 0:00	2/14/16 23:59	57.11	—	1,800.00	Osisko Mining Corporation	Active
CDC	2000913	2/15/06 0:00	2/14/16 23:59	57.51	116,851.36	1,800.00	Osisko Mining Corporation	Active

Type	No.	Renewal	Expiration	Area (Ha)	Excess Work Credits	Work required	Title Owner	Status
CDC	2000915	2/15/06 0:00	2/14/16 23:59	7.9	—	750.00	Osisko Mining Corporation	Active
CDC	2000917	2/15/06 0:00	2/14/16 23:59	57.51	145,061.44	1,800.00	Osisko Mining Corporation	Active
CDC	2000919	2/15/06 0:00	2/14/16 23:59	2.79	—	750.00	Osisko Mining Corporation	Active
CDC	2245189	8/12/10 0:00	12/27/15 23:59	1.45	—	750.00	Osisko Mining Corporation	Active
CDC	2384761	5/01/13 0:00	4/30/15 23:59	0.01	—	500.00	Osisko Mining Corporation	Active
CDC	2398785	3/24/14 0:00	6/07/17 23:59	42.93	18,799.40	2,748.04	Osisko Mining Corporation	Active
CDC	2398786	3/24/14 0:00	6/07/17 23:59	57.51	25,184.09	3,681.33	Osisko Mining Corporation	Active
CDC	2398787	3/24/14 0:00	6/07/17 23:59	57.27	25,079.00	3,665.97	Osisko Mining Corporation	Active
CDC	2398788	3/24/14 0:00	6/07/17 23:59	57.52	25,188.47	3,681.97	Osisko Mining Corporation	Active
CDC	2398789	3/24/14 0:00	6/07/17 23:59	9.34	4,090.06	597.88	Osisko Mining Corporation	Active
CDC	2398790	3/24/14 0:00	6/07/17 23:59	57.52	25,188.46	3,681.96	Osisko Mining Corporation	Active
CDC	2398791	3/24/14 0:00	6/07/17 23:59	57.52	25,188.46	3,681.96	Osisko Mining Corporation	Active
CDC	2398792	3/24/14 0:00	6/07/17 23:59	14.23	6,231.43	910.89	Osisko Mining Corporation	Active
CL	3941621	3/16/81 0:00	10/06/15 23:59	0.074	78,600.50	1,000.00	Osisko Mining Corporation	Active
CDC	2000856	2/15/06	9/06/16 23:59	7.71	—	750.00	Osisko Mining Corporation	SUSPENDED
CDC	2000859	2/15/06	2/14/16 0:00	57.51	—	1,800.00	Osisko Mining Corporation	SUSPENDED
CDC	2000911	2/15/06	2/14/16 0:00	34.76	44,966.97	1,800.00	Osisko Mining Corporation	SUSPENDED
CDC	2000912	2/15/06	2/14/16 0:00	57.5	3,344,312.46	1,800.00	Osisko Mining Corporation	SUSPENDED
CDC	2000916	2/15/06	9/06/16 23:59	45.49	458,190.57	1,800.00	Osisko Mining Corporation	SUSPENDED
CDC	2001055	2/20/06	2/19/16 23:59	22.66	69,944.75	750.00	Osisko Mining Corporation	SUSPENDED

*Due to the relocation of Malartic residents, the Corporation is sometimes the owner of the surface rights over portions of its CM (Mining Concession) and its four BM (Mining Lease). Otherwise, surfaces rights required for mining activities were granted to the Corporation in the relevant CM or BM by the Crown.

Surface Lease (granted by Ministère des Ressources Naturelles, for industrial purpose)

Type	Lot Description	File No.	Description	Modifications	Surface (Ha)	Term	Registration	Lease Renewal
Surface Lease	Fournière Township, Rang IX, Lot 24 to 29 parts; Fournière Township, Rang VIII, Lots 24 and 25 and others	822597 00 000	Surface used for industrial purposes (re: mill)	Designation modified May 10, 2010; Modification of the lease term to 5 years on March 17, 2011, excluding the Orica plant	418.4	Five (5) years	03/17/2011	Renewable at the term of lease
Surface Lease	Fournière Township, Bloc 10; Fournière Township, Bloc 11 and others	823099 00 000	Surface used for industrial purposes (re: tailings)	Modification of the lease term to 5 years on August 31, 2011	1,400	Five (5) years	08/31/2011	Renewable at the term of lease

Surface Rights (for environmental measuring stations)

Type	Localisation	Description	Surface (m2)	Term	Rent	Expiration	Lease Renewal	Landlord/Owner of the subsoil

Lease	Malartic Golf	Weather Station	96	Five (5) years	$3,000/ year	03/30/2016	Renewable at the term of lease	9107-7792 Québec Inc.(Malartic Golf Club)

Superficies	Lot 4 063 452	Air Quality Station	35.3	N/A	N/A	N/A	N/A	Town of Malartic

Superficies	Lot 5 058 920	Air Quality Station	38.2	N/A	N/A	N/A	N/A	Town of Malartic

Lease	Malartic Hospital	Noise Measuring Station	9.3	Five (5) years	$1/year	01/30/2017	Renewable at the term of lease (with consent of CSSS)	CSSS de la Vallée-de-l’Or

Surface Right	Lot 5 200 835	Noise Measuring Station	262.9	N/A	N/A	N/A	N/A	N/A

Superficies	Lot 5 202 403	Noise Measuring Station	12.1	N/A	N/A	N/A	N/A	Town of Malartic

Superficies	Lot 3 001 156	Noise Measuring Station	13	N/A	N/A	N/A	N/A	Town of Malartic

Royalties (Canadian Malartic)

Mining Titles*	Agreements and Encumbrances

MC 226 CL 3941621, CL 3941633 CL 3941634, CL 3941635 CL 3950771, CL 3950772

Mining titles 100% owned by Osisko.

The claims were purchased from McWatters Mining Inc. (“McWatters”) liquidating trustee in consideration of a cash payment.

The claims were subject to a sliding 2% - 3% Net Smelter Return (“NSR”) payable to Barrick, which was subsequently sold by Barrick to RG Exchangeco Inc., a wholly-owned subsidiary of Royal Gold, Inc. The royalty rate is tied to the price of gold, with the higher rate taking effect if the gold price is greater than US$350/oz. On March 28, 2011, Osisko purchased back half of the royalty for US$1.5 million and, as a result, said claims are now subject to a sliding 1% - 1.5% NSR payable to RG Exchangeco Inc.

CL 5144234, CL 5144235 CL 5144236, CL 5144237 CL 5144238, CL 5144239

Mining titles 100% owned by Osisko.

The claims were acquired from Dianor Resources Inc. (“Dianor”) and Threegold Resources Inc. (“Threegold”) (formerly a subsidiary of Dianor) in consideration of cash and shares. The claims are subject to a 2% NSR payable to a private individual. The entire royalty may be purchased back by Osisko for $2,000,000.

MDC 72271

Mining title 100% owned by Osisko. Claim purchased from Abitibi Royalties Inc., successor of Golden Valley Mines Ltd. in the property, for a cash consideration. The claim is subject to a 2% NSR payable to Abitibi Royalties Inc.

MDC 2000854, MDC 2000855 MDC 2000856, MDC 2000857 MDC 2000858, MDC 2000859 MDC 2001055

Mining titles 100% owned by Osisko.

The claims were purchased from a private individual representing J. Stoch, in consideration of a cash payment. The claims were subject to a 2.5% Gross Overriding Metal Royalty. On July 12, 2011, the Corporation purchased back a 1% royalty interest from Géoconseils Jack Stoch Limitée in consideration for the issuance of 460,000 common shares of Osisko. The remaining 1.5% royalty interest was assigned to Franco-Nevada Corporation.

*Certain MDC or CL listed above may have been replaced in part or in whole by a ML for exploitation purpose. However, each encumbrance continues to apply to the mining titles as identified and defined at the time of the relevant agreement.

ii. East Amphi Property

Mining Titles

Type	No.	Renewal	Expiration	Area (Ha)	Excess Work Credits	Work required	Title Owner	Status

BM	848	3/24/99 0:00	3/23/19 0:00	119,08	n/a	n/a	Osisko Mining Corporation	Active
CDC	48540	12/14/04 0:00	12/13/16 23:59	32,56	—	1,800.00	Osisko Mining Corporation	Active
CDC	48541	12/14/04 0:00	12/13/16 23:59	32,55	—	1,800.00	Osisko Mining Corporation	Active
CDC	48542	12/14/04 0:00	12/13/16 23:59	32,37	—	1,800.00	Osisko Mining Corporation	Active
CDC	48543	12/14/04 0:00	12/13/16 23:59	32,22	—	1,800.00	Osisko Mining Corporation	Active
CDC	98071	11/07/05 0:00	11/06/17 23:59	62,47	—	1,800.00	Osisko Mining Corporation	Active
CDC	98072	11/07/05 0:00	11/06/17 23:59	42,47	—	1,800.00	Osisko Mining Corporation	Active
CDC	1106031	12/03/02 0:00	12/02/16 23:59	37,9	—	2,500.00	Osisko Mining Corporation	Active
CDC	1106032	12/03/02 0:00	12/02/16 23:59	51,4	—	2,500.00	Osisko Mining Corporation	Active
CDC	1106033	12/03/02 0:00	12/02/16 23:59	51,39	—	2,500.00	Osisko Mining Corporation	Active
CDC	1106034	12/03/02 0:00	12/02/16 23:59	51,37	—	2,500.00	Osisko Mining Corporation	Active
CDC	1106035	12/03/02 0:00	12/02/16 23:59	51,36	—	2,500.00	Osisko Mining Corporation	Active
CDC	1106036	12/03/02 0:00	12/02/16 23:59	51,39	—	2,500.00	Osisko Mining Corporation	Active
CDC	1106037	12/03/02 0:00	12/02/16 23:59	51,4	—	2,500.00	Osisko Mining Corporation	Active
CDC	1106038	12/03/02 0:00	12/02/16 23:59	51,42	—	2,500.00	Osisko Mining Corporation	Active
CDC	1106039	12/03/02 0:00	12/02/16 23:59	51,41	—	2,500.00	Osisko Mining Corporation	Active
CDC	1106040	12/03/02 0:00	12/02/16 23:59	49,72	—	2,500.00	Osisko Mining Corporation	Active
CDC	1106041	12/03/02 0:00	12/02/16 23:59	33,26	—	2,500.00	Osisko Mining Corporation	Active
CDC	1106042	12/03/02 0:00	12/02/16 23:59	33,25	—	2,500.00	Osisko Mining Corporation	Active
CDC	1106043	12/03/02 0:00	12/02/16 23:59	41,67	—	2,500.00	Osisko Mining Corporation	Active
CDC	2399891	03/24/14 0:00	8/13/15 23:59	43.30	42,861.86	2,394.16	PAUL BOYD 6%, WENDY CURRIE MILLS 1,5 % RUTH WATSON 1,5 % LOUISE VICKY CURRIE MILLS 1,5 % CATHERINE CURRIE MILLS 1,5 % PATSY CURRIE MILLS 1,5 % Paul Currie Mills 1,5 % Osisko Mining Corporation 85%	Active

Type	No.	Renewal	Expiration	Area (Ha)	Excess Work Credits	Work required	Title Owner	Status

CDC	2399892	03/24/14 0:00	8/13/15 23:59	21.13	20,916.19	1,168.33	PAUL BOYD 6%, WENDY CURRIE MILLS 1,5 % RUTH WATSON 1,5 % LOUISE VICKY CURRIE MILLS 1,5 % CATHERINE CURRIE MILLS 1,5 % PATSY CURRIE MILLS 1,5 % Paul Currie Mills 1,5 % Osisko Mining Corporation 85%	Active
CDC	2399893	03/24/14 0:00	8/13/15 23:59	43.27	42,832.16	2,392.50	PAUL BOYD 6%, WENDY CURRIE MILLS 1,5 % RUTH WATSON 1,5 % LOUISE VICKY CURRIE MILLS 1,5 % CATHERINE CURRIE MILLS 1,5 % PATSY CURRIE MILLS 1,5 % Paul Currie Mills 1,5 % Osisko Mining Corporation 85%	Active
CDC	2399894	3/24/14 0:00	8/13/15 23:59	21.83	21,609.11	1,207.04	PAUL BOYD 6%, WENDY CURRIE MILLS 1,5 % RUTH WATSON 1,5 % LOUISE VICKY CURRIE MILLS 1,5 % CATHERINE CURRIE MILLS 1,5 % PATSY CURRIE MILLS 1,5 % Paul Currie Mills 1,5 % Osisko Mining Corporation 85%	Active
CDC	2399895	3/24/14 0:00	8/13/15 23:59	28.10	27,815.67	1,553.72	PAUL BOYD 6%, WENDY CURRIE MILLS 1,5 % RUTH WATSON 1,5 % LOUISE VICKY CURRIE MILLS 1,5 % CATHERINE CURRIE MILLS 1,5 % PATSY CURRIE MILLS 1,5 % Paul Currie Mills 1,5 % Osisko Mining Corporation 85%	Active

Type	No.	Renewal	Expiration	Area (Ha)	Excess Work Credits	Work required	Title Owner	Status

CDC	2399896	3/24/14 0:00	8/13/15 23:59	57,49	56,908.28	3,178.75	PAUL BOYD 6%, WENDY CURRIE MILLS 1,5 % RUTH WATSON 1,5 % LOUISE VICKY CURRIE MILLS 1,5 % CATHERINE CURRIE MILLS 1,5 % PATSY CURRIE MILLS 1,5 % Paul Currie Mills 1,5 % Osisko Mining Corporation 85%	Active
CDC	2399897	3/24/14 0:00	8/13/15 23:59	50.30	49,791.02	2,781.20	PAUL BOYD 6%, WENDY CURRIE MILLS 1,5 % RUTH WATSON 1,5 % LOUISE VICKY CURRIE MILLS 1,5 % CATHERINE CURRIE MILLS 1,5 % PATSY CURRIE MILLS 1,5 % Paul Currie Mills 1,5 % Osisko Mining Corporation 85%	Active
CDC	2399898	3/24/14 0:00	8/13/15 23:59	15.90	15,739.11	879.14	PAUL BOYD 6%, WENDY CURRIE MILLS 1,5 % RUTH WATSON 1,5 % LOUISE VICKY CURRIE MILLS 1,5 % CATHERINE CURRIE MILLS 1,5 % PATSY CURRIE MILLS 1,5 % Paul Currie Mills 1,5 % Osisko Mining Corporation 85%	Active
CDC	2399899	3/24/14 0:00	8/13/15 23:59	10.50	10,393.75	580.56	PAUL BOYD 6%, WENDY CURRIE MILLS 1,5 % RUTH WATSON 1,5 % LOUISE VICKY CURRIE MILLS 1,5 % CATHERINE CURRIE MILLS 1,5 % PATSY CURRIE MILLS 1,5 % Paul Currie Mills 1,5 % Osisko Mining Corporation 85%	Active

Type	No.	Renewal	Expiration	Area (Ha)	Excess Work Credits	Work required	Title Owner	Status

CDC	2399900	3/24/14 0:00	8/13/15 23:59	21.55	21,331.93	1,191.54	PAUL BOYD 6%, WENDY CURRIE MILLS 1,5 % RUTH WATSON 1,5 % LOUISE VICKY CURRIE MILLS 1,5 % CATHERINE CURRIE MILLS 1,5 % PATSY CURRIE MILLS 1,5 % Paul Currie Mills 1,5 % Osisko Mining Corporation 85%	Active
CDC	2399901	3/24/14 0:00	8/13/15 23:59	3.13	3,098.32	173.06	PAUL BOYD 6%, WENDY CURRIE MILLS 1,5 % RUTH WATSON 1,5 % LOUISE VICKY CURRIE MILLS 1,5 % CATHERINE CURRIE MILLS 1,5 % PATSY CURRIE MILLS 1,5 % Paul Currie Mills 1,5 % Osisko Mining Corporation 85%	Active
CL	3351761	8/03/73 0:00	7/17/15 23:59	24,8	—	1,000.00	Osisko Mining Corporation	Active
CL	3351762	8/03/73 0:00	7/17/15 23:59	21,6	46,796.66	1,000.00	Osisko Mining Corporation	Active
CL	3351763	8/03/73 0:00	7/17/15 23:59	20,4	—	1,000.00	Osisko Mining Corporation	Active
CL	3351764	8/03/73 0:00	7/17/15 23:59	22	—	1,000.00	Osisko Mining Corporation	Active
CL	3351771	8/03/73 0:00	7/17/15 23:59	12,9	—	1,000.00	Osisko Mining Corporation	Active
CL	3351772	8/03/73 0:00	7/17/15 23:59	20,8	—	1,000.00	Osisko Mining Corporation	Active
CL	3351773	8/03/73 0:00	7/17/15 23:59	20,9	—	1,000.00	Osisko Mining Corporation	Active
CL	3351774	8/03/73 0:00	7/17/15 23:59	33,3	194,204.30	2,500.00	Osisko Mining Corporation	Active
CL	3351781	8/03/73 0:00	7/17/15 23:59	20	117,346.10	1,000.00	Osisko Mining Corporation	Active
CL	3351782	8/03/73 0:00	7/17/15 23:59	12,5	—	1,000.00	Osisko Mining Corporation	Active
CL	3351783	8/03/73 0:00	7/17/15 23:59	4,3	25,372.96	1,000.00	Osisko Mining Corporation	Active
CL	3351784	8/03/73 0:00	7/17/15 23:59	56,8	4,976,777.58	2,500.00	Osisko Mining Corporation	Active
CL	3665043	1/13/77 0:00	12/21/16 23:59	30,2	—	2,500.00	Osisko Mining Corporation	Active
CL	3665044	1/13/77 0:00	12/21/16 23:59	30,2	—	2,500.00	Osisko Mining Corporation	Active
CL	3665053	1/13/77 0:00	12/21/16 23:59	30,2	—	2,500.00	Osisko Mining Corporation	Active
CL	3665201	1/13/77 0:00	12/20/16 23:59	40	—	2,500.00	Osisko Mining Corporation	Active
CL	3665202	1/13/77 0:00	12/20/16 23:59	40	—	2,500.00	Osisko Mining Corporation	Active
CL	3665211	1/13/77 0:00	12/20/16 23:59	40	—	2,500.00	Osisko Mining Corporation	Active

Type	No.	Renewal	Expiration	Area (Ha)	Excess Work Credits	Work required	Title Owner	Status

CL	3718281	5/25/78 0:00	5/04/17 23:59	31,2	176,912.39	2,500.00	Osisko Mining Corporation	Active
CL	3718282	5/25/78 0:00	5/04/17 23:59	31,2	78,127.02	2,500.00	Osisko Mining Corporation	Active
CL	3718293	5/25/78 0:00	5/04/17 23:59	30,8	140,194.23	2,500.00	Osisko Mining Corporation	Active
CL	3887321	7/22/80 0:00	6/19/17 23:59	48	—	2,500.00	Osisko Mining Corporation	Active
CL	3887331	7/22/80 0:00	6/19/17 23:59	48	—	2,500.00	Osisko Mining Corporation	Active
CL	3924261	7/22/80 0:00	7/04/17 23:59	48	—	2,500.00	Osisko Mining Corporation	Active
CL	3924271	7/22/80 0:00	7/04/17 23:59	48	—	2,500.00	Osisko Mining Corporation	Active
CL	3924281	7/22/80 0:00	7/04/17 23:59	48	—	2,500.00	Osisko Mining Corporation	Active
CL	5086943	7/29/93 0:00	7/28/15 23:59	32	—	2,500.00	Osisko Mining Corporation	Active
CL	5086944	7/29/93 0:00	7/28/15 23:59	32	—	2,500.00	Osisko Mining Corporation	Active
CL	5086945	7/29/93 0:00	7/28/15 23:59	32	—	2,500.00	Osisko Mining Corporation	Active
CL	5098746	7/29/93 0:00	7/28/15 23:59	32	—	2,500.00	Osisko Mining Corporation	Active
CL	5098747	7/29/93 0:00	7/28/15 23:59	32	—	2,500.00	Osisko Mining Corporation	Active
CL	5114367	9/11/93 0:00	9/10/15 23:59	40	—	2,500.00	Osisko Mining Corporation	Active
CL	5114368	9/11/93 0:00	9/10/15 23:59	40	—	2,500.00	Osisko Mining Corporation	Active
CL	5114369	9/11/93 0:00	9/10/15 23:59	40	—	2,500.00	Osisko Mining Corporation	Active
CL	5114373	9/11/93 0:00	9/10/15 23:59	40,5	—	2,500.00	Osisko Mining Corporation	Active
CL	5114374	9/11/93 0:00	9/10/15 23:59	40,5	—	2,500.00	Osisko Mining Corporation	Active
CL	5114375	9/11/93 0:00	9/10/15 23:59	40,5	—	2,500.00	Osisko Mining Corporation	Active
CL	5114376	9/11/93 0:00	9/10/15 23:59	40	—	2,500.00	Osisko Mining Corporation	Active
CL	5162706	9/14/96 0:00	9/13/14 23:59	33	—	2,500.00	Osisko Mining Corporation	Active
CL	5162707	9/14/96 0:00	9/13/14 23:59	33	—	2,500.00	Osisko Mining Corporation	Active
CL	5162708	9/14/96 0:00	9/13/14 23:59	33	—	2,500.00	Osisko Mining Corporation	Active
CL	5162709	9/14/96 0:00	9/13/14 23:59	33	—	2,500.00	Osisko Mining Corporation	Active
CL	5182646	11/02/96 0:00	11/01/14 23:59	54	—	2,500.00	Osisko Mining Corporation	Active
CL	5182647	11/02/96 0:00	11/01/14 23:59	54	—	2,500.00	Osisko Mining Corporation	Active
CL	5182648	11/02/96 0:00	11/01/14 23:59	54	—	2,500.00	Osisko Mining Corporation	Active
CLD	P139010	6/07/78 0:00	6/06/17 23:59	30,8	72,791.03	2,500.00	Osisko Mining Corporation	Active
CLD	P139020	6/07/78 0:00	12/03/15 23:59	18,93	156,808.24	1,000.00	Osisko Mining Corporation	Active
CLD	P139030	6/07/78 0:00	12/03/15 23:59	13,78	268,914.64	1,000.00	Osisko Mining Corporation	Active
CLD	P139040	6/07/78 0:00	12/03/15 23:59	8,61	1,200,707.06	1,000.00	Osisko Mining Corporation	Active
CLD	P139050	6/07/78 0:00	12/03/15 23:59	6,6	1,096,758.56	1,000.00	Osisko Mining Corporation	Active
CLD	P139060	6/07/78 0:00	12/03/15 23:59	9,37	923,288.13	1,000.00	Osisko Mining Corporation	Active
CLD	P139070	6/07/78 0:00	12/03/15 23:59	12,42	—	1,000.00	Osisko Mining Corporation	Active

Type	No.	Renewal	Expiration	Area (Ha)	Excess Work Credits	Work required	Title Owner	Status

CLD	P139080	6/07/78 0:00	6/06/17 23:59	30,8	—	2,500.00	Osisko Mining Corporation	Active
CLD	P139090	6/07/78 0:00	6/06/17 23:59	30,8	—	2,500.00	Osisko Mining Corporation	Active
CLD	P139100	6/07/78 0:00	6/06/17 23:59	30,8	—	2,500.00	Osisko Mining Corporation	Active
CLD	P139110	6/07/78 0:00	6/06/17 23:59	30.8	68,279.67	2,500.00	Osisko Mining Corporation	Active
CLD	P139120	6/07/78 0:00	6/06/17 23:59	30.4	—	2,500.00	Osisko Mining Corporation	Active
CLD	P139130	6/07/78 0:00	6/06/17 23:59	30.4	—	2,500.00	Osisko Mining Corporation	Active

Surface Lease

Type	Lot Description	File No.	Description	Modifications	Surface (Ha)	Term	Registration	Lease Renewal
Surface Lease	Fournière Township, Bloc 26, Lot 6; Fournière Township, Rang X, Lot 21, Parcel 1	820083 00 000	Surface used for industrial purposes (re: tailings)	Nil	3	One (1) year	12/03/2008	Annually
Surface Lease	Malartic Township, Rang I, Lot 23, Parcel 1	819694 00 000	Surface used for industrial purposes	Modification of the lease term to 5 years on October 12, 2011	0.3361	Five (5) years	10/12/2011	Renewable at the term of lease

Royalties (East Amphi)

Mining Titles	Encumbrances

West Amphi block
CDC 1106031, CDC 1106032, CDC 1106033,
CDC 1106034, CDC 1106035, CDC1106036,
CDC 1106037, CDC 1106038, CDC1106039
CL 5182646, CL 5182647, CL 5182648

Malartic Extension block
CL 5114367, CL 5114368, CL 5114369,
CL 5114373, CL 5114374, CL 5114375,
CL 5114376, CL 1106043

East Amphi block
BM 848
CDC 48540, CDC 48541, CDC 48542, CDC 48543
CL 3665043, CL 3665044, CL 3665053,
CL 3665201, CL 3665202, CL 3665211,
CL 3718281, CL 3718282, CL 3718293,
CL 5086943, CL 5086944, CL 5086945,
CL 5098746, CL 5098747
CLD P139010, CLD P139020, CLD P139030
CLD P139040, CLD P139050, CLD P139060
CLD P139070, CLD P139080, CLD P139090
CLD P139100, CLD P139110, CLD P139120
CLD P139130

Fourax block
CL 3351761, CL 3351762, CL 3351763,
CL 3351764, CL 3351771, CL 3351772
CL 3351773, CL 3351774, CL 3351781
CL 3351782, CL 3351783, CL 3351784

The claims are subject to a 2% NSR payable to Richmont Mines Inc.
On East Amphi et Fourax blocks, this NSR only applies on a gold production less or equal to 300,000 ounces.

On Fourax block, this NSR may be reduced if NSR payments are due to Royal Oak Mines or its successor, as per certain underlying agreements.

East Amphi block BM 848 CDC 48540, CDC 48541, CDC 48542, CDC 48543	A 2% NSR is payable to Globex Mining on a gold production exceeding 300,000 ounces.

Mining Titles	Encumbrances

CL 3665043, CL 3665044, CL 3665053,
CL 3665201, CL 3665202, CL 3665211,
CL 3718281, CL 3718282, CL 3718293,
CL 5086943, CL 5086944, CL 5086945,
CL 5098746, CL 5098747
CLD P139010, CLD P139020, CLD P139030
CLD P139040, CLD P139050, CLD P139060
CLD P139070, CLD P139080, CLD P139090
CLD P139100, CLD P139110, CLD P139120
CLD P139130

Fourax block
CL 3351761, CL 3351762, CL 3351763,
CL 3351764, CL 3351771, CL 3351772
CL 3351773, CL 3351774, CL 3351781
CL 3351782, CL 3351783, CL 3351784

Reservoir block CL 3887321, CL 3887331, CL 3924261 CL 3924271, CL 3924281 Radium-Nord Block* CL 3263002, CL 3263011, CL 3263012, CL 3263051, CL 3263351, CL 3490151 CL 3490181	A sliding 2% - 3% NSR is payable to Barrick.

Radium-Nord Block* CL 3263002, CL 3263011, CL 3263012, CL 3263051, CL 3263351, CL 3490151 CL 3490181	A 15% NPI amount is payable to the Currie-Mills estate.

* The seven CL have been converted in CDC by the MRN. However, the 15% NPI continues to apply to the mining titles as identified and defined at the time of the royalty agreement.

iii. CHL Property

This property is subject to a Joint Venture with Abitibi Royalties Inc. (see Malartic CHL Prospect Mining Option Agreement between Golden Valley Mines Ltd. and the Corporation, dated as of February 10, 2006 and amended as of February 19, 2007, and the Transfer, Assignment and Assumption Agreement between Golden Valley Mines Ltd., Abitibi Royalties Inc. and the Corporation, dated as of March 31, 2011).

Mining Titles

Type	No.	Renewal	Expiration	Area (Ha)	Excess Work Credits	Work Required	Title Owner	Status

CDC	72283	6/07/05 0:00	6/06/17 23:59	57,5	2,400,204.10	1,800.00	Osisko Mining Corporation 70% Abitibi Royalties inc. 30%	Active
CDC	72284	6/07/05 0:00	6/06/17 23:59	27,32	—	1,800.00	Osisko Mining Corporation 70% Abitibi Royalties inc. 30%	Active
CDC	72285	6/07/05 0:00	6/06/17 23:59	57,5	4,867,625.95	1,800.00	Osisko Mining Corporation 70% Abitibi Royalties inc. 30%	Active
CDC	72286	6/07/05 0:00	6/06/17 23:59	29,5	—	1,800.00	Osisko Mining Corporation 70% Abitibi Royalties inc. 30%	Active
CDC	72287	6/07/05 0:00	6/06/17 23:59	57,5	272,777.80	1,800.00	Osisko Mining Corporation 70% Abitibi Royalties inc. 30%	Active
CDC	72288	6/07/05 0:00	6/06/17 23:59	29,27	—	1,800.00	Osisko Mining Corporation 70% Abitibi Royalties inc. 30%	Active
CDC	72289	6/07/05 0:00	6/06/17 23:59	57,5	26,612.46	1,800.00	Osisko Mining Corporation 70% Abitibi Royalties inc. 30%	Active
CDC	72290	6/07/05 0:00	6/06/17 23:59	28,89	—	1,800.00	Osisko Mining Corporation 70% Abitibi Royalties inc. 30%	Active
CDC	72291	6/07/05 0:00	6/06/17 23:59	35,21	32,412.35	1,800.00	Osisko Mining Corporation 70% Abitibi Royalties inc. 30%	Active
CDC	72292	6/07/05 0:00	6/06/17 23:59	8,45	—	750.00	Osisko Mining Corporation 70% Abitibi Royalties inc. 30%	Active

B — QUÉBEC PROPERTIES

HELD BY OSISKO MINING LTD.

i. Pandora Property

Type	Title No	Township	Status	Staking Date	Registration Date	Expiry Date	Renewal Date	Area (Ha)	Excess Work	Required Work	NSR

CL	5267386	CADILLAC	Active	22-Nov-2003	17-Sep-2004	16-Sep-2014	17-Jul-2014	3.3	$0.00	$750.00
CL	3984274	CADILLAC	Active	30-Oct-1980	17-Nov-1980	29-Oct-2014	29-Aug-2014	6	$0.00	$1,000.00	0.5% Barrick
CL	3984275	CADILLAC	Active	30-Oct-1980	17-Nov-1980	29-Oct-2014	29-Aug-2014	6	$0.00	$1,000.00	0.5% Barrick
CL	C008821	CADILLAC	Active	16-Nov-1927	12-Jan-1928	15-Nov-2014	15-Sep-2014	22.29	$264,621.42	$1,000.00	0.5% Barrick
CL	C008822	CADILLAC	Active	16-Nov-1927	12-Jan-1928	15-Nov-2014	15-Sep-2014	19.29	$411,415.60	$1,000.00	0.5% Barrick
CL	C001801	CADILLAC	Active	27-Jun-1924	22-Aug-1924	13-Jan-2015	13-Nov-2014	18.32	$0.00	$1,000.00	0.5% Barrick
CL	C001802	CADILLAC	Active	26-Jun-1924	22-Aug-1924	13-Jan-2015	13-Nov-2014	20.66	$0.00	$1,000.00	0.5% Barrick
CL	C001803	CADILLAC	Active	27-Jun-1924	22-Aug-1924	13-Jan-2015	13-Nov-2014	31.72	$0.00	$2,500.00	0.5% Barrick
CL	C001811	CADILLAC	Active	29-Jun-1924	22-Aug-1924	13-Jan-2015	13-Nov-2014	27.6	$0.00	$2,500.00	0.5% Barrick
CL	C004581	CADILLAC	Active	1-Sep-1924	28-Oct-1924	3-Jun-2017	3-Apr-2017	22.74	$47,782.86	$1,000.00	0.5% Barrick
CL	C006681	CADILLAC	Active	1-Dec-1924	16-Jan-1925	31-Aug-2017	1-Jul-2017	16.81	$10,087.45	$1,000.00	0.5% Barrick
CL	C006682	CADILLAC	Active	1-Dec-1924	16-Jan-1925	31-Aug-2017	1-Jul-2017	14.25	$380,195.66	$1,000.00	0.5% Barrick
CL	C006691	CADILLAC	Active	1-Dec-1924	16-Jan-1925	31-Aug-2017	1-Jul-2017	14.4	$0.00	$1,000.00	0.5% Barrick
CL	C006692	CADILLAC	Active	1-Dec-1924	16-Jan-1925	31-Aug-2017	1-Jul-2017	17.62	$68,838.35	$1,000.00	0.5% Barrick
CL	C006701	CADILLAC	Active	16-Jan-1925	11-Mar-1925	31-Aug-2017	1-Jul-2017	16.5	$9,451.56	$1,000.00	0.5% Barrick
CL	C006702	CADILLAC	Active	16-Jan-1925	11-Mar-1925	31-Aug-2017	1-Jul-2017	17.49	$0.00	$1,000.00	0.5% Barrick
CL	C006711	CADILLAC	Active	27-Mar-1925	8-May-1925	31-Aug-2017	1-Jul-2017	19.6	$61,797.30	$1,000.00	0.5% Barrick
CL	C006712	CADILLAC	Active	27-Mar-1925	8-May-1925	31-Aug-2017	1-Jul-2017	21.04	$188,445.38	$1,000.00	0.5% Barrick

Type	Title No	Township	Status	Staking Date	Registration Date	Expiry Date	Renewal Date	Area (Ha)	Excess Work	Required Work	NSR

CL	5250628	CADILLAC	Active	4-Oct-2006	13-Nov-2006	12-Nov-2016	12-Sep-2016	0.28	$1,100.00	$750.00

ii. Wood-Pandora Property

This property is subject to a Joint Venture with Globex Mining Enterprises Inc. (see Joint Venture Agreement between Globex Mining Enterprises Inc. and Osisko Mining Ltd., dated as of July 1st, 2004, as amended on December 1st, 2005 and October 17, 2006).

Each party currently holds a 50% interest in the Joint Venture.

Type	Title No	Township	Status	Staking Date	Registration Date	Expiry Date	Renewal Date	Area (Ha)	Excess Work	NSR	Registered Holder

CL	C008831	CADILLAC	Active	18-Nov-1927	12-Jan-1928	15-Nov-2014	15-Sep-2014	23.95	$1,100.00	A	Osisko Mining Ltd.
CL	C008832	CADILLAC	Active	18-Nov-1927	12-Jan-1928	15-Nov-2014	15-Sep-2014	21.22	$1,100.00	A	Osisko Mining Ltd.
CL	C008833	CADILLAC	Active	19-Nov-1927	12-Jan-1928	15-Nov-2014	15-Sep-2014	23.76	$1,100.00	A	Osisko Mining Ltd.
CL	C008811	CADILLAC	Active	18-Nov-1927	12-Jan-1928	17-Nov-2014	17-Sep-2014	16.58	$1,100.00	A	Osisko Mining Ltd.
CL	C008812	CADILLAC	Active	18-Nov-1927	12-Jan-1928	17-Nov-2014	17-Sep-2014	19.1	$1,100.00	A	Osisko Mining Ltd.
CL	C008813	CADILLAC	Active	18-Nov-1927	12-Jan-1928	17-Nov-2014	17-Sep-2014	22.27	$1,100.00	A	Osisko Mining Ltd.
CL	C008814	CADILLAC	Active	18-Nov-1927	12-Jan-1928	17-Nov-2014	17-Sep-2014	22.9	$1,100.00	A	Osisko Mining Ltd.
CL	C002831	CADILLAC	Active	2-Mar-1930	14-Apr-1930	1-Mar-2015	30-Dec-2014	13.31	$1,100.00	A	Osisko Mining Ltd.
CL	C002832	CADILLAC	Active	2-Mar-1930	14-Apr-1930	1-Mar-2015	30-Dec-2014	12.1	$1,100.00	A	Osisko Mining Ltd.
CL	C002833	CADILLAC	Active	2-Mar-1930	14-Apr-1930	1-Mar-2015	30-Dec-2014	10.55	$55,324.59	A	Osisko Mining Ltd.
CL	C002834	CADILLAC	Active	2-Mar-1930	14-Apr-1930	1-Mar-2015	30-Dec-2014	23.42	$175,745.48	A	Osisko Mining Ltd.
CL	C002835	CADILLAC	Active	2-Mar-1930	14-Apr-1930	1-Mar-2015	30-Dec-2014	15.92	$176,774.97	A	Osisko Mining Ltd.
CL	C002841	CADILLAC	Active	2-Mar-1930	14-Apr-1930	1-Mar-2015	30-Dec-2014	20.52	$6,888.53	A	Osisko Mining Ltd.
CL	C002842	CADILLAC	Active	3-Nov-1930	21-Nov-1930	1-Mar-2015	30-Dec-2014	34.46	$183,122.41	A	Osisko Mining Ltd.
CL	5215015	CADILLAC	Active	16-Apr-1999	28-May-1999	27-May-2015	27-Mar-2015	6	$1,100.00		Osisko Mining Ltd.

Type	Title No	Township	Status	Staking Date	Registration Date	Expiry Date	Renewal Date	Area (Ha)	Excess Work	NSR	Registered Holder

CL	5241662	CADILLAC	Active	14-Apr-1999	28-May-1999	27-May-2015	27-Mar-2015	16	$1,100.00		Osisko Mining Ltd.
CL	5267387	CADILLAC	Active	23-Nov-2003	17-Sep-2004	16-Sep-2016	17-Jul-2016	0.9	$1,100.00		Osisko Mining Ltd.
CL	5250628	CADILLAC	Active	4-Oct-2006	13-Nov-2006	12-Nov-2016	12-Sep-2016	0.28	$1,100.00		Osisko Mining Ltd.
CM	289	CADILLAC	Activ		27-Aug-1937			156.96		A	Osisko Mining Ltd.
CL	3269911	CADILLAC	Active	6-Apr-1973	25-Apr-1973	5-Apr-2015	3-Feb-2015	1,20	$10,940.12	C	Globex Mining Ent. Inc.
CL	3269912	CADILLAC	Active	6-Apr-1973	25-Apr-1973	5-Apr-2015	3-Feb-2015	69,80	$444,014.12	C	Globex Mining Ent. Inc.
CL	5101085	CADILLAC	Active	15-Jun-1995	4-Aug-1995	3-Aug-2015	3-Jun-2015	24,8	$1,100.00	B	Globex Mining Ent. Inc.
CL	5101087	CADILLAC	Active	15-Jun-1995	4-Aug-1995	3-Aug-2015	3-Jun-2015	21,3	$82,576.36	B	Globex Mining Ent. Inc.
CL	5139982	CADILLAC	Active	14-Jun-1995	4-Aug-1995	3-Aug-2015	3-Jun-2015	20,6	$1,100.00	B	Globex Mining Ent. Inc.
CL	5139997	CADILLAC	Active	12-Jun-1995	4-Aug-1995	3-Aug-2015	3-Jun-2015	27,5	$822,935.04	B	Globex Mining Ent. Inc.
CL	5141738	CADILLAC	Active	17-Jun-1995	4-Aug-1995	3-Aug-2015	3-Jun-2015	19	$230,657.87	B	Globex Mining Ent. Inc.
CL	5141739	CADILLAC	Active	17-Jun-1995	4-Aug-1995	3-Aug-2015	3-Jun-2015	34,8	$552,340.13	B	Globex Mining Ent. Inc.
CL	5144635	CADILLAC	Active	13-Jun-1995	4-Aug-1995	3-Aug-2015	3-Jun-2015	16,9	$1,100.00	B	Globex Mining Ent. Inc.
CL	5151114	CADILLAC	Active	27-Jun-1995	4-Aug-1995	3-Aug-2015	3-Jun-2015	18,9	$359,670.36	B	Globex Mining Ent. Inc.

Royalty Description

A: 0,5% NSR payable to Barrick Gold

B: 2% NSR payable to Terry O’Conner, Réal Gauthier, Gestion Gagné Trudel Inc., Raymond Bédard, Edouard Bédard and Jack Stoch

C: 1.5% NSR payable to KWG Resources Inc.

iii. Sector Casault Claims

Type	Title No	Status	Registration Date	Expiry Date	Renewal Date	Area (Ha)	Excess Work	Required Work

CDC	2335191	Active	2-Apr-2012	4-Dec-2014	4-Oct-2014	5.31	$0.00	$1,000.00

Type	Title No	Status	Registration Date	Expiry Date	Renewal Date	Area (Ha)	Excess Work	Required Work
CDC	2335192	Active	2-Apr-2012	4-Dec-2014	4-Oct-2014	27.55	$0.00	$2,500.00
CDC	2335193	Active	2-Apr-2012	4-Dec-2014	4-Oct-2014	2.48	$0.00	$1,000.00
CDC	2335194	Active	2-Apr-2012	4-Dec-2014	4-Oct-2014	20.96	$0.00	$1,000.00
CDC	2335195	Active	2-Apr-2012	4-Dec-2014	4-Oct-2014	3.79	$0.00	$1,000.00
CDC	2335196	Active	2-Apr-2012	4-Dec-2014	4-Oct-2014	5.17	$0.00	$1,000.00
CDC	2331764	Active	12-Mar-2012	8-Dec-2014	8-Oct-2014	12.62	$30,784.25	$1,000.00
CDC	2331765	Active	12-Mar-2012	8-Dec-2014	8-Oct-2014	16.82	$41,029.40	$1,000.00
CDC	2331766	Active	12-Mar-2012	8-Dec-2014	8-Oct-2014	10.49	$25,588.49	$1,000.00
CDC	2331767	Active	12-Mar-2012	8-Dec-2014	8-Oct-2014	9.32	$22,540.73	$1,000.00
CDC	2331768	Active	12-Mar-2012	8-Dec-2014	8-Oct-2014	9.47	$19,958.01	$1,000.00
CDC	2331769	Active	12-Mar-2012	8-Dec-2014	8-Oct-2014	9.73	$23,726.14	$1,000.00
CDC	2331770	Active	12-Mar-2012	8-Dec-2014	8-Oct-2014	1.19	$2,795.46	$1,000.00
CDC	2331771	Active	12-Mar-2012	8-Dec-2014	8-Oct-2014	25.23	$61,544.10	$2,500.00
CDC	2331772	Active	12-Mar-2012	8-Dec-2014	8-Oct-2014	33.63	$82,034.41	$2,500.00
CDC	2331773	Active	12-Mar-2012	8-Dec-2014	8-Oct-2014	18.26	$38,042.02	$1,000.00
CDC	2331774	Active	12-Mar-2012	8-Dec-2014	8-Oct-2014	14.85	$36,223.94	$1,000.00
CDC	2331775	Active	12-Mar-2012	8-Dec-2014	8-Oct-2014	14.69	$35,833.65	$1,000.00
CDC	2331776	Active	12-Mar-2012	8-Dec-2014	8-Oct-2014	14.73	$35,931.22	$1,000.00
CDC	2331777	Active	12-Mar-2012	8-Dec-2014	8-Oct-2014	1.92	$2,389.60	$1,000.00
CDC	2175861	Active	15-Dec-2008	14-Dec-2014	14-Oct-2014	4.5	$0.00	$500.00
CDC	2175862	Active	15-Dec-2008	14-Dec-2014	14-Oct-2014	55.36	$0.00	$500.00
CDC	2175864	Active	15-Dec-2008	14-Dec-2014	14-Oct-2014	50.77	$0.00	$1,200.00
CDC	2175867	Active	15-Dec-2008	14-Dec-2014	14-Oct-2014	21.72	$0.00	$500.00
CDC	2175868	Active	15-Dec-2008	14-Dec-2014	14-Oct-2014	37.1	$0.00	$1,200.00
CDC	2175869	Active	15-Dec-2008	14-Dec-2014	14-Oct-2014	40.51	$0.00	$1,200.00
CDC	2175870	Active	15-Dec-2008	14-Dec-2014	14-Oct-2014	40.66	$0.00	$1,200.00
CDC	2175871	Active	15-Dec-2008	14-Dec-2014	14-Oct-2014	40.63	$0.00	$1,200.00
CDC	2175872	Active	15-Dec-2008	14-Dec-2014	14-Oct-2014	53.44	$0.00	$1,200.00
CDC	2335050	Active	2-Apr-2012	24-Dec-2014	24-Oct-2014	2.77	$0.00	$1,000.00
CDC	2335055	Active	2-Apr-2012	24-Dec-2014	24-Oct-2014	50.86	$0.00	$2,500.00
CDC	2335058	Active	2-Apr-2012	24-Dec-2014	24-Oct-2014	4.58	$0.00	$1,000.00

Type	Title No	Status	Registration Date	Expiry Date	Renewal Date	Area (Ha)	Excess Work	Required Work
CDC	2335269	Active	2-Apr-2012	24-Dec-2014	24-Oct-2014	55.37	$0.00	$2,500.00
						716.48	$458,421.42	$40,200.00

C - HAMMOND REEF GOLD PROPERTY

HELD BY OSISKO HAMMOND REEF GOLD LTD.

i. Manley Property

Grant/Lease#	Township	Parcel #	Patent	Area (ac.)	PIN

X-313 (MRO)	Sawbill Lake Area	23161RR	P1088&P997	80	56066-2748
X-314	Sawbill Lake Area	23161RR	P1088&P997	80	56066-2748
X-323 (MRO)	Sawbill Lake Area	23161RR	P1088&P997	63	56066-2748

ii. Hammond Reef Property

Grant/Lease#	Township	Parcel #	Patent	Area (ac.)

X-337 (FF1259)	Sawbill Lake Area	11028	S-3157	40
R-612 (FF1260)	Sawbill Lake Area	11029	S-3158	40
X-316 (FF1261)	Sawbill Lake Area	11030	S-3159	40
X-321 (FF1262)	Sawbill Lake Area	11031	S-3160	54
X-317 (FF1270)	Sawbill Lake Area	11032	S-3161	80
X-338 (FF1267)	Sawbill Lake Area	11033	S-3162	72
X-319 (FF1263)	Sawbill Lake Area	11034	S-3163	40
1063RRL	Sawbill Lake Area			385.97

	Claim #	Township	Recorded	Anniversary	Area (Ha.)	Units

TB	778720	Sawbill Bay Area	10-Sep-84	10-Sep-17	16	1
TB	778721	Sawbill Bay Area	10-Sep-84	10-Sep-17	16	1
TB	778722	Sawbill Bay Area	21-Nov-84	21-Nov-17	16	1

	Claim #	Township	Recorded	Anniversary	Area (Ha.)	Units

TB	778723	Sawbill Bay Area	21-Nov-84	21-Nov-17	16	1
TB	778724	Sawbill Bay Area	21-Nov-84	21-Nov-17	16	1
TB	802474	Sawbill Bay Area	06-Sep-84	06-Sep-17	16	1
TB	802475	Sawbill Bay Area	06-Sep-84	06-Sep-17	16	1
TB	802476	Sawbill Bay Area	06-Sep-84	06-Sep-17	16	1
TB	802478	Sawbill Bay Area	06-Sep-84	06-Sep-17	16	1
TB	802485	Sawbill Bay Area	06-Sep-84	06-Sep-17	16	1
TB	802486	Sawbill Bay Area	06-Sep-84	06-Sep-17	16	1
TB	802494	Sawbill Bay Area	06-Sep-84	06-Sep-17	16	1
TB	802495	Sawbill Bay Area	06-Sep-84	06-Sep-17	16	1
TB	802499	Sawbill Bay Area	06-Sep-84	06-Sep-17	16	1
TB	802500	Sawbill Bay Area	06-Sep-84	06-Sep-17	16	1
TB	802502	Sawbill Bay Area	09-Jul-84	09-Jul-17	16	1
TB	802503	Sawbill Bay Area	09-Jul-84	09-Jul-17	16	1
TB	802504	Sawbill Bay Area	09-Jul-84	09-Jul-17	16	1
TB	802505	Sawbill Bay Area	09-Jul-84	09-Jul-17	16	1
TB	802506	Sawbill Bay Area	09-Jul-84	09-Jul-17	16	1
TB	802507	Sawbill Bay Area	09-Jul-84	09-Jul-17	16	1
TB	802508	Sawbill Bay Area	09-Jul-84	09-Jul-17	16	1
TB	802518	Sawbill Bay Area	09-Jul-84	09-Jul-17	16	1
TB	802519	Sawbill Bay Area	09-Jul-84	09-Jul-17	16	1
TB	802520	Sawbill Bay Area	09-Jul-84	09-Jul-17	16	1
TB	802521	Sawbill Bay Area	09-Jul-84	09-Jul-17	16	1
TB	802522	Sawbill Bay Area	09-Jul-84	09-Jul-17	16	1
TB	802523	Sawbill Bay Area	06-Sep-84	06-Sep-17	16	1
TB	802524	Sawbill Bay Area	06-Sep-84	06-Sep-17	16	1
TB	802525	Sawbill Bay Area	09-Jul-84	09-Jul-17	16	1
TB	802527	Sawbill Bay Area	06-Sep-84	06-Sep-17	16	1
TB	802528	Sawbill Bay Area	06-Sep-84	06-Sep-17	16	1
TB	802529	Sawbill Bay Area	06-Sep-84	06-Sep-17	16	1
TB	802530	Sawbill Bay Area	09-Jul-84	09-Jul-17	16	1
TB	802531	Sawbill Bay Area	09-Jul-84	09-Jul-17	16	1
TB	802532	Sawbill Bay Area	06-Sep-84	06-Sep-17	16	1
TB	802533	Sawbill Bay Area	09-Jul-84	09-Jul-17	16	1
TB	802534	Sawbill Bay Area	09-Jul-84	09-Jul-17	16	1
TB	802535	Sawbill Bay Area	06-Sep-84	06-Sep-17	16	1

	Claim #	Township	Recorded	Anniversary	Area (Ha.)	Units

TB	802536	Sawbill Bay Area	09-Jul-84	09-Jul-17	16	1
TB	802537	Sawbill Bay Area	09-Jul-84	09-Jul-17	16	1
TB	802538	Sawbill Bay Area	09-Jul-84	09-Jul-17	16	1
TB	802540	Sawbill Bay Area	09-Jul-84	09-Jul-17	16	1
TB	819354	Sawbill Bay Area	13-Nov-84	13-Nov-17	16	1
TB	819355	Sawbill Bay Area	13-Nov-84	13-Nov-17	16	1
TB	819356	Sawbill Bay Area	13-Nov-84	13-Nov-17	16	1
TB	819357	Sawbill Bay Area	13-Nov-84	13-Nov-17	16	1
TB	819358	Sawbill Bay Area	13-Nov-84	13-Nov-17	16	1
TB	819359	Sawbill Bay Area	13-Nov-84	13-Nov-17	16	1
TB	819360	Sawbill Bay Area	13-Nov-84	13-Nov-17	16	1
TB	819361	Sawbill Bay Area	13-Nov-84	13-Nov-17	16	1
TB	819362	Sawbill Bay Area	13-Nov-84	13-Nov-17	16	1
TB	819363	Sawbill Bay Area	13-Nov-84	13-Nov-17	16	1
TB	819364	Sawbill Bay Area	13-Nov-84	13-Nov-17	16	1
TB	819365	Sawbill Bay Area	13-Nov-84	13-Nov-17	16	1
TB	819366	Sawbill Bay Area	13-Nov-84	13-Nov-17	16	1
TB	819367	Sawbill Bay Area	13-Nov-84	13-Nov-17	16	1
TB	819368	Sawbill Bay Area	13-Nov-84	13-Nov-17	16	1
TB	819369	Sawbill Bay Area	13-Nov-84	13-Nov-17	16	1
TB	819370	Sawbill Bay Area	13-Nov-84	13-Nov-17	16	1
TB	819379	Sawbill Bay Area	13-Nov-84	13-Nov-17	16	1
TB	819380	Sawbill Bay Area	13-Nov-84	13-Nov-17	16	1
TB	819381	Sawbill Bay Area	13-Nov-84	13-Nov-17	16	1
TB	819382	Sawbill Bay Area	13-Nov-84	13-Nov-17	16	1
TB	819383	Sawbill Bay Area	13-Nov-84	13-Nov-17	16	1
TB	819384	Sawbill Bay Area	13-Nov-84	13-Nov-17	16	1
TB	819385	Sawbill Bay Area	13-Nov-84	13-Nov-17	16	1
TB	819386	Sawbill Bay Area	13-Nov-84	13-Nov-17	16	1
TB	819387	Sawbill Bay Area	13-Nov-84	13-Nov-17	16	1
TB	819388	Sawbill Bay Area	13-Nov-84	13-Nov-17	16	1
TB	819389	Sawbill Bay Area	13-Nov-84	13-Nov-17	16	1
TB	819390	Sawbill Bay Area	13-Nov-84	13-Nov-17	16	1
TB	819391	Sawbill Bay Area	13-Nov-84	13-Nov-17	16	1
TB	819392	Sawbill Bay Area	13-Nov-84	13-Nov-17	16	1
TB	819393	Sawbill Bay Area	13-Nov-84	13-Nov-17	16	1

	Claim #	Township	Recorded	Anniversary	Area (Ha.)	Units

TB	819394	Sawbill Bay Area	13-Nov-84	13-Nov-17	16	1
TB	819395	Sawbill Bay Area	13-Nov-84	13-Nov-17	16	1
TB	819396	Sawbill Bay Area	13-Nov-84	13-Nov-17	16	1
TB	819397	Sawbill Bay Area	13-Nov-84	13-Nov-17	16	1
TB	854787	Finlayson Lake	05-May-86	05-May-17	16	1
TB	854788	Finlayson Lake	05-May-86	05-May-17	16	1
TB	854789	Finlayson Lake	05-May-86	05-May-17	16	1
TB	854790	Finlayson Lake	05-May-86	05-May-17	16	1
TB	854791	Finlayson Lake	05-May-86	05-May-17	16	1
TB	854792	Finlayson Lake	05-May-86	05-May-17	16	1
TB	854793	Finlayson Lake	05-May-86	05-May-17	16	1
TB	854794	Finlayson Lake	05-May-86	05-May-17	16	1
TB	854795	Sawbill Bay Area	05-May-86	05-May-17	16	1
TB	854796	Finlayson Lake	05-May-86	05-May-17	16	1
TB	854797	Finlayson Lake	05-May-86	05-May-17	16	1
TB	854798	Finlayson Lake	05-May-86	05-May-17	16	1
TB	895928	Sawbill Bay Area	31-Jul-86	31-Jul-17	16	1
TB	895929	Sawbill Bay Area	31-Jul-86	31-Jul-17	16	1
TB	895930	Sawbill Bay Area	31-Jul-86	31-Jul-17	16	1
TB	895931	Sawbill Bay Area	31-Jul-86	31-Jul-17	16	1
TB	895933	Sawbill Bay Area	31-Jul-86	31-Jul-17	16	1
TB	895934	Sawbill Bay Area	31-Jul-86	31-Jul-17	16	1
TB	1025179	Sawbill Bay Area	04-Feb-88	04-Feb-17	16	1
TB	1025180	Sawbill Bay Area	04-Feb-88	04-Feb-17	16	1
TB	1025181	Sawbill Bay Area	04-Feb-88	04-Feb-17	16	1
TB	1025182	Sawbill Bay Area	04-Feb-88	04-Feb-17	16	1
TB	1025183	Sawbill Bay Area	04-Feb-88	04-Feb-17	16	1
TB	1025184	Sawbill Bay Area	04-Feb-88	04-Feb-17	16	1
TB	1025185	Sawbill Bay Area	04-Feb-88	04-Feb-17	16	1
TB	1025186	Sawbill Bay Area	04-Feb-88	04-Feb-17	16	1
TB	1025187	Sawbill Bay Area	04-Feb-88	04-Feb-17	16	1
TB	1025188	Sawbill Bay Area	04-Feb-88	04-Feb-17	16	1
TB	1025189	Sawbill Bay Area	04-Feb-88	04-Feb-17	16	1
TB	1025190	Sawbill Bay Area	04-Feb-88	04-Feb-17	16	1
TB	1025191	Sawbill Bay Area	04-Feb-88	04-Feb-17	16	1
TB	1025192	Sawbill Bay Area	04-Feb-88	04-Feb-17	16	1

	Claim #	Township	Recorded	Anniversary	Area (Ha.)	Units

TB	1025193	Sawbill Bay Area	04-Feb-88	04-Feb-17	16	1
TB	1025194	Sawbill Bay Area	04-Feb-88	04-Feb-17	16	1
TB	1025195	Sawbill Bay Area	04-Feb-88	04-Feb-17	16	1
TB	1025196	Sawbill Bay Area	04-Feb-88	04-Feb-17	16	1
TB	1216093	Sawbill Bay Area	24-Apr-97	24-Apr-17	192	12
TB	1216102	Sawbill Bay Area	24-Apr-97	24-Apr-17	256	16
TB	1216103	Sawbill Bay Area	24-Apr-97	24-Apr-17	256	16
TB	1216104	Sawbill Bay Area	24-Apr-97	24-Apr-17	256	16
TB	1216105	Sawbill Bay Area	24-Apr-97	24-Apr-17	256	16
TB	1216424	Sawbill Bay Area	24-Apr-97	24-Apr-17	128	8
TB	1216425	Sawbill Bay Area	07-May-97	07-May-17	256	16

					3440	215

iii. Osisko Staked Property

	Claim #	Township	Recorded	Anniversary	Area (Ha.)	Units

TB	4254989	Norway Lake	05-May-10	05-May-15	256	16
TB	4254990	Norway Lake	05-May-10	05-May-15	256	16
TB	4254991	Norway Lake	05-May-10	05-May-15	256	16
TB	4254992	Norway Lake	05-May-10	05-May-15	240	15
TB	4254993	Richardson Lake	05-May-10	05-May-15	192	12
TB	4254994	Richardson Lake	05-May-10	05-May-15	256	16
TB	4219012	Ramsay Wright	10-Jun-08	10-Jun-15	256	16
TB	4219013	Ramsay Wright	10-Jun-08	10-Jun-15	176	11
TB	4219014	Ramsay Wright	10-Jun-08	10-Jun-15	240	15
TB	4219015	Sawbill Bay Area	10-Jun-08	10-Jun-15	256	16
TB	4215818	Finlayson Lake	27-Jun-07	27-Jun-15	240	15
TB	4215819	Finlayson Lake	27-Jun-07	27-Jun-15	256	16
TB	4215820	Finlayson Lake	27-Jun-07	27-Jun-15	176	11
TB	4215821	Finlayson Lake	27-Jun-07	27-Jun-15	192	12
TB	4215822	Finlayson Lake	27-Jun-07	27-Jun-15	240	15
TB	4215823	Finlayson Lake	27-Jun-07	27-Jun-15	128	8
TB	4215824	Finlayson Lake	27-Jun-07	27-Jun-15	112	7
TB	4215825	Finlayson Lake	27-Jun-07	27-Jun-15	256	16
TB	3016881	Sawbill Bay Area	27-Jul-09	27-Jul-15	128	8
TB	4249641	Sawbill Bay Area	07-Aug-09	07-Aug-15	224	14
TB	4249642	Sawbill Bay Area	07-Aug-09	07-Aug-15	224	14
TB	4249643	Sawbill Bay Area	07-Aug-09	07-Aug-15	240	15
TB	4249645	Sawbill Bay Area	07-Aug-09	07-Aug-15	176	11
TB	4249646	Sawbill Bay Area	07-Aug-09	07-Aug-15	256	16
TB	4249648	Sawbill Bay Area	07-Aug-09	07-Aug-15	256	16
TB	4249649	Sawbill Bay Area	07-Aug-09	07-Aug-15	256	16
TB	4249651	Sawbill Bay Area	07-Aug-09	07-Aug-15	192	12
TB	4249652	Sawbill Bay Area	07-Aug-09	07-Aug-15	192	12
TB	4249653	Sawbill Bay Area	07-Aug-09	07-Aug-15	192	12
TB	4249654	Sawbill Bay Area	07-Aug-09	07-Aug-15	192	12
TB	4249655	Sawbill Bay Area	07-Aug-09	07-Aug-15	256	16
TB	4249656	Sawbill Bay Area	07-Aug-09	07-Aug-15	256	16

TB	4249657	Sawbill Bay Area	07-Aug-09	07-Aug-15	256	16

	Claim #	Township	Recorded	Anniversary	Area (Ha.)	Units
TB	4249658	Sawbill Bay Area	21-Aug-09	07-Aug-15	256	16
TB	4249659	Sawbill Bay Area	21-Aug-09	07-Aug-15	256	16
TB	3016812	Sawbill Bay Area	17-Aug-09	17-Aug-15	256	16
TB	3016816	Sawbill Bay Area	17-Aug-09	17-Aug-15	240	15
TB	3016821	Sawbill Bay Area	17-Aug-09	17-Aug-15	96	6
TB	3016822	Sawbill Bay Area	17-Aug-09	17-Aug-15	192	12
TB	3016874	Sawbill Bay Area	17-Aug-09	17-Aug-15	144	9
TB	3016875	Sawbill Bay Area	17-Aug-09	17-Aug-15	256	16
TB	3016876	Sawbill Bay Area	17-Aug-09	17-Aug-15	240	15
TB	3016877	Sawbill Bay Area	17-Aug-09	17-Aug-15	240	15
TB	3016878	Sawbill Bay Area	17-Aug-09	17-Aug-15	240	15
TB	4244240	Sawbill Bay Area	21-Aug-09	21-Aug-15	128	8
TB	4249660	Sawbill Bay Area	21-Aug-09	21-Aug-15	256	16
TB	4249661	Sawbill Bay Area	21-Aug-09	21-Aug-15	256	16
TB	4249663	Sawbill Bay Area	21-Aug-09	21-Aug-15	192	12
TB	4249664	Sawbill Bay Area	21-Aug-09	21-Aug-15	256	16
TB	4249665	Sawbill Bay Area	21-Aug-09	21-Aug-15	256	16
TB	4249666	Sawbill Bay Area	21-Aug-09	21-Aug-15	176	11
TB	4249667	Sawbill Bay Area	21-Aug-09	21-Aug-15	128	8
TB	4249668	Sawbill Bay Area	21-Aug-09	21-Aug-15	256	16
TB	4249669	Sawbill Bay Area	21-Aug-09	21-Aug-15	240	15
TB	4257151	Norway Lake	27-Aug-10	27-Aug-15	16	1
TB	3016819	Sawbill Bay Area	31-Aug-09	31-Aug-15	240	15
TB	3016825	Sawbill Bay Area	31-Aug-09	31-Aug-15	192	12
TB	3016827	McCaul	31-Aug-09	31-Aug-15	192	12
TB	3016828	Sawbill Bay Area	31-Aug-09	31-Aug-15	192	12
TB	3016843	McCaul	31-Aug-09	31-Aug-15	160	10
TB	3016844	Sawbill Bay Area	31-Aug-09	31-Aug-15	240	15
TB	3016845	Sawbill Bay Area	31-Aug-09	31-Aug-15	240	15
TB	3016848	Sawbill Bay Area	31-Aug-09	31-Aug-15	240	15
TB	3016849	Sawbill Bay Area	31-Aug-09	31-Aug-15	240	15
TB	3016850	McCaul	31-Aug-09	31-Aug-15	160	10
TB	3016851	McCaul	31-Aug-09	31-Aug-15	144	9
TB	3016852	McCaul	31-Aug-09	31-Aug-15	144	9
TB	3016879	Sawbill Bay Area	31-Aug-09	31-Aug-15	240	15
TB	3016769	Sawbill Bay Area	04-Sep-09	04-Sep-15	256	16
TB	3016853	Sawbill Bay Area	04-Sep-09	04-Sep-15	256	16

	Claim #	Township	Recorded	Anniversary	Area (Ha.)	Units
TB	3016854	Sawbill Bay Area	04-Sep-09	04-Sep-15	224	14
TB	3016856	Sawbill Bay Area	04-Sep-09	04-Sep-15	64	4
TB	4250543	McCaul	04-Sep-09	04-Sep-15	256	16
TB	4250545	Schwenger	04-Sep-09	04-Sep-15	192	12
TB	4250546	Schwenger	04-Sep-09	04-Sep-15	144	9
TB	4250547	Finlayson Lake	04-Sep-09	04-Sep-15	160	10
TB	4250640	Finlayson Lake	04-Sep-09	04-Sep-15	112	7
TB	4250641	Finlayson Lake	04-Sep-09	04-Sep-15	160	10
TB	4250642	Finlayson Lake	04-Sep-09	04-Sep-15	160	10
TB	4249680	Norway Lake	21-Oct-09	21-Oct-15	48	3
TB	3016777	Sawbill Bay Area	27-Jul-09	27-Jul-15	192	12
TB	3016809	Sawbill Bay Area	27-Jul-09	27-Jul-15	96	6
TB	3016861	Sawbill Bay Area	27-Jul-09	27-Jul-15	144	9
TB	3016880	Sawbill Bay Area	27-Jul-09	27-Jul-15	64	4
TB	3016882	Ramsay Wright	27-Jul-09	27-Jul-15	176	11
TB	3016883	Sawbill Bay Area	27-Jul-09	27-Jul-15	96	6
TB	4242298	Sawbill Bay Area	27-Jul-09	27-Jul-15	64	4
TB	4244570	Sawbill Bay Area	27-Jul-09	27-Jul-15	240	15
TB	4249644	Sawbill Bay Area	07-Aug-09	07-Aug-16	256	16
TB	4211645	Sawbill Bay Area	23-Jun-06	23-Jun-16	16	1
TB	4249647	Sawbill Bay Area	07-Aug-09	07-Aug-17	192	12
TB	4249650	Sawbill Bay Area	07-Aug-09	07-Aug-16	256	16
TB	4249662	Sawbill Bay Area	21-Aug-09	21-Aug-17	224	14
TB	4229106	Ramsay Wright	26-Feb-08	26-Feb-17	160	10
TB	4229107	Ramsay Wright	26-Feb-08	26-Feb-17	224	14
TB	4229108	Sawbill Bay Area	26-Feb-08	26-Feb-17	160	10

					18816	1176

iv. Jack Lake Property

	Claim #	Township	Recorded	Anniversary	Area (Ha.)	Units

TB	4208720	McCaul	24-Mar-06	24-Mar-15	256	16
TB	4208721	McCaul	24-Mar-06	24-Mar-15	240	15
TB	4219055	Sawbill Bay Area	22-Jan-08	22-Jan-15	192	12
TB	4219056	Ramsay Wright	22-Jan-08	22-Jan-15	256	16

					944	59

v. Bjorkman-Fenwick Property

	Claim #	Township	Recorded	Anniversary	Area (Ha.)	Units

TB	3008246	Finlayson Lake	27-Mar-08	27-Mar-15	240	15
TB	4208722	Finlayson Lake	24-Mar-06	24-Mar-17	240	15
TB	4208723	Finlayson Lake	24-Mar-06	24-Mar-17	256	16
TB	4211642	Finlayson Lake	26-Jan-07	26-Jan-17	112	7
TB	4211708	Finlayson Lake	25-Aug-06	25-Aug-16	240	15
TB	4211709	Finlayson Lake	25-Aug-06	25-Aug-15	256	16
TB	4212032	Finlayson Lake	26-Jan-07	26-Jan-17	240	15
TB	4212033	Finlayson Lake	26-Jan-07	26-Jan-17	192	12
TB	4212029	Sawbill Bay Area	15-Nov-06	15-Nov-14	112	7
TB	4212030	Sawbill Bay Area	15-Nov-06	15-Nov-14	96	6
TB	4212031	Sawbill Bay Area	15-Nov-06	15-Nov-15	256	16
TB	4212070	Sawbill Bay Area	02-Jan-07	02-Jan-17	64	4
TB	4212137	Sawbill Bay Area	02-Jan-07	02-Jan-17	144	9
TB	4212138	Sawbill Bay Area	02-Jan-07	02-Jan-17	64	4
TB	4212139	Sawbill Bay Area	02-Jan-07	02-Jan-17	32	2
TB	4212140	Sawbill Bay Area	02-Jan-07	02-Jan-17	176	11

					2720	170

vi. Hawk Bay Property

	Claim #	Township	Recorded	Anniversary	Area (Ha.)	Units

TB	4212142	Sawbill Bay Area	13-Mar-07	13-Mar-17	256	16
TB	4212143	Sawbill Bay Area	13-Mar-07	13-Mar-17	256	16
TB	4219053	Ramsay Wright	22-Jan-08	22-Jan-17	256	16
TB	4219054	Ramsay Wright	22-Jan-08	22-Jan-17	256	16

					1024	64

vii. Sande Stewart Property

	Claim #	Township	Recorded	Anniversary	Area (Ha.)	Units

TB	1196879	Sawbill Bay Area	21-Nov-05	21-Nov-16	32	2
TB	1196880	Sawbill Bay Area	21-Nov-05	21-Nov-16	16	1
TB	875440	Sawbill Bay Area	22-Oct-86	22-Oct-16	16	1
TB	875442	Sawbill Bay Area	07-Nov-86	07-Nov-16	16	1
TB	919977	Sawbill Bay Area	15-Dec-86	15-Dec-16	16	1
TB	919978	Sawbill Bay Area	15-Dec-86	15-Dec-16	16	1
TB	968047	Sawbill Bay Area	07-Nov-86	07-Nov-16	16	1
TB	968051	Sawbill Bay Area	07-Nov-86	07-Nov-16	16	1
TB	968053	Sawbill Bay Area	07-Nov-86	07-Nov-16	16	1
TB	968054	Sawbill Bay Area	07-Nov-86	07-Nov-16	16	1

					176	11

viii. Golden Winner Property

	Claim #	Township	Recorded	Anniversary	Area (Ha.)	Units

TB	4212095	Norway Lake	01-Sep-06	01-Sep-15	224	14

TB	4212096	Norway Lake	01-Sep-06	01-Sep-15	224	14
TB	4212097	Norway Lake	01-Sep-06	01-Sep-15	224	14
TB	4212099	Norway Lake	01-Sep-06	01-Sep-16	256	16
TB	4212100	Norway Lake	01-Sep-06	01-Sep-16	256	16

					1184	74

Hammond Reef Gold Property — NSR

Mining Titles	Agreements and Encumbrances

Patented claims X-337 (FF1259), R-612 (FF1260), X-316 (FF1261), X-321 (FF1262), X-317 (FF1270), X-338 (FF1267), X-319 (FF1263)

Lease 1063RRL

Unpatented claims 778720, 778721, 778722, 778723, 778724, 802474, 802475, 802476, 802478, 802485, 802486, 802494, 802495, 802499, 802500, 802502, 802503, 802504, 802505, 802506, 802507, 802508, 802518, 802519, 802520, 802521, 802522, 802523, 802524, 802525, 802527, 802528, 802529, 802530, 802531, 802532, 802533, 802534, 802535, 802536, 802537, 802538, 802540, 819354, 819355, 819356, 819357, 819358, 819359, 819360, 819361, 819362, 819363, 819364, 819365, 819366, 819367, 819368, 819369, 819370, 819379, 819380, 819381, 819382, 819383, 819384, 819385, 819386, 819387, 819388, 819389, 819390, 819391, 819392, 819393, 819394, 819395, 819396, 819397, 854787, 854788, 854789, 854790, 854791, 854792, 854793, 854794, 854795, 854796, 854797, 854798, 895928, 895929, 895930, 895931, 895933, 895934, 1025179, 1025180, 1025181, 1025182, 1025183, 1025184, 1025185, 1025186, 1025187, 1025188, 1025189, 1025190, 1025191, 1025192, 1025193, 1025194, 1025195, 1025196, 1216093, 1216102, 1216103, 1216104, 1216105, 1216424, 1216425

Mining titles 100% owned by OHRG.

These mining titles were purchased from Kinross. The mining titles are subject to a 2% NSR royalty in favor of Kinross. This NSR royalty is subject to a right of first refusal.

Unpatented claims 4215818 to 4215825 inclusive	Part of OHRG staked claims, 100% owned by OHRG These mining titles are subject to a 2% NSR royalty in favor of Kinross. This NSR royalty is subject to a right of first refusal.

Unpatented claims 4250547, 4250640, 4250641, 4250642, 3016827, 3016843, 3016850, 3016851, 3016852, 4250543, 4249680, 4254989, 4254990, 4254991, 4254992, 4257151, 3016882, 4219012, 4219013, 4219014, 4229106, 4229107, 4254993, 4254994, 3016769, 3016777, 3016809, 3016812, 3016816, 3016819, 3016821, 3016822, 3016825, 3016828, 3016844, 3016845, 3016848, 3016849, 3016853, 3016854, 3016856, 3016861, 3016874, 3016875, 3016876, 3016877, 3016878, 3016879, 3016880, 3016881, 3016883, 4211645, 4219015, 4229108, 4242298, 4244240, 4244570, 4249641, 4249642, 4249643, 4249644, 4249645, 4249646, 4249647, 4249648, 4249649, 4249650, 4249651, 4249652, 4249653, 4249654, 4249655, 4249656, 4249657, 4249658, 4249659, 4249660, 4249661, 4249662, 4249663, 4249664, 4249665, 4249666, 4249667, 4249668, 4249669, 4250545, 4250546

Part of OHRG staked claims, 100% owned by OHRG These claims are not subject to any NSR royalty.

Mining Titles	Agreements and Encumbrances

Patented claims X-313, X-314 and X-323

Manley Option (duly completed).

Mining titles 100% owned by OHRG.

These claims are subject to a 2% NSR royalty in favor of Kinross. Wilderness Canada Trips Incorporated is the owner of the surface rights over the patents X-313 and X-323.

On March 11, 2013, Wilderness Canada Trips Incorporated transferred to OHRG the surface rights over the patent X-314.

Unpatented claims 4208720, 4208721, 4219055, 4219056

Jack Lake Option (duly completed).

Mining titles 100% owned by OHRG.

The claims are subject to a 2.5% NSR royalty and annual advance royalty payments of $10,000 in favor of K. Bjorkman and K. Fenwick. Up to 1.5 percentage point of the NSR can be purchased back for a price of $500,000 for each half percentage point of the NSR royalty.

Unpatented claims 3008246, 4211642, 4211708, 4211709, 4212032, 4212033, 4212029, 4212030, 4212031, 4212070, 4212137, 4212138, 4212139, 4212140, 4208722, 4208723

Bjorkman-Fenwick Option (duly completed).

Mining titles 100% owned by OHRG.

The claims are subject to a 2.5% NSR royalty and annual advance royalty payments of $20,000 in favor of K. Bjorkman, K. Fenwick and D. Devereaux. Up to 1.5 percentage point of the NSR can be purchased back for a price of $500,000 for each half percentage point of the NSR royalty.

Unpatented claims 4212142, 4212143, 4219053, 4219054

Hawk Bay Option (duly completed).

Mining titles 100% owned by OHRG.

The claims are subject to a 2.5% NSR royalty and annual advance royalty payments of $10,000 in favor of K. Bjorkman and K. Fenwick. Up to one (1) percentage point of the NSR can be purchased back for a price of $500,000 for each half percentage point of the NSR royalty.

Unpatented claims 4212095, 4212096, 4212097, 4212099, 4212100

Golden Winner Option (duly completed).

Mining titles 100% owned by OHRG.

The claims are subject to a 2.5% NSR royalty and annual advance royalty payments of $10,000 in favor of K. Bjorkman. Up to 1.5 percentage point of the NSR can be purchased back for a price of $500,000 for each half percentage point of the NSR royalty.

Mining Titles	Agreements and Encumbrances

Unpatented claims 1196879, 1196880, 875440, 875442, 919977, 919978, 968047, 968051, 968053, 968054

Sande & Stewart Option (duly completed).

Mining titles 100% owned by OHRG.

The claims are subject to a 2% NSR royalty in favor of E. Stewart and D. Sande. Up to one (1) percentage point of the NSR can be purchased back for a price of $500,000 for each half percentage point of the NSR royalty.

D — KIRKLAND LAKE PROPERTY

HELD BY OSISKO MINING LTD.

i. Amalgamated Kirkland Property

Claim#	Type	Township	PIN	Project	Tax Account	Tax Fees	Due	Area (Ha.)	G#	Reserve	Parcel	Expiry	Royalty

CLM328	Lease	Gauthier	61402-0838	Amalgamated Kirkland	LT**0225	1252.97		417.663	G8000409	4,233,245	5671LT	31-May-33	A, FN

Royalty Description

A: 0.61% NSR Payable to Leahy et. al.

FN: 2.0% NSR Payable to Franco Nevada Canada Corp.

ii. Anoki Property

Claim #	Township	Staked	Anniversary	Units	Area (Ha.)	Work Req’d	Reserve	Royalty

1242075	GAUTHIER	2000-Jul-10	2014-Jul-10	1	16.00	$400	$0	FN
1242076	GAUTHIER	2000-Jul-10	2014-Jul-10	1	16.00	$400	$0	FN

Claim#	Type	Township	PIN	Tax Account	Tax Fees	Due	Area (Ha.)	G#	Reserve	Parcel	Royalty

L3893.5	Patent	Gauthier	61226-0772	T***1257	61.84	01-Feb	15.46	G8000815	$377,976	3018TIM	A, FN
L3894	Patent	Gauthier	61226-0771	T***1257	62.81	01-Feb	15.7	G8000828	$290,389	3019TIM	A, FN
L4239	Patent	Gauthier	61226-0276	T***1257	89.19	01-Feb	22.3	G8000829	$87,861	3515TIM	A, FN
L5506	Patent	Gauthier	61226-0279	T***1257	64.14	01-Feb	16.03	G8000877	$323,629	3764TIM	A, FN
L5506 (Pt.)	Patent	Gauthier	61226-0279							3764TIM	A, FN
L5694	Patent	Gauthier	61226-0655	T***1257	58.28	01-Feb	14.57	G8000697	$535,224	3765TIM	A, FN
L5732	Patent	Gauthier	61226-0653	T***1257	64.75	01-Feb	16.19	G8000830	$241,275	449CST	A, FN
L5732 (Pt.)	Patent	Gauthier	61226-0736							449CST	A, FN

L8116	Patent	Gauthier	61226-0274	T***1257	75.11	01-Feb	18.78	G80100117	$83,489	1532CST	A, FN
L8366	Patent	Gauthier	61226-0651	T***1257	61.03	01-Feb	15.26	G8000806	$2,689,911	1674CST	A, FN
L8471	Patent	Gauthier	61226-0650	T***1257	75.6	01-Feb	18.9	G8000807	$467,024	1687CST	A, FN
L8807	Patent	Gauthier	61226-0652	T***1257	65.24	01-Feb	16.31	G8000808	$117,867	1745CST	A, FN
L8828	Patent	Gauthier	61226-0647	T***1257	83.85	01-Feb	20.96	G8000751	$845,696	1750CST	A, FN
L8828 (Pt.)	Patent	Gauthier	61226-0734							1750CST	A, FN
L8977	Patent	Gauthier	61226-0289	T***1257	74.46	01-Feb	18.62	G8000878	$17,588	1774CST	A, FN
L8978	Patent	Gauthier	61226-0656	T***1257	61.19	01-Feb	15.3	G8000879	$60,088	1773CST	A, FN
L8979	Patent	Gauthier	61226-0646	T***1257	58.28	01-Feb	14.57	G8000968	$290,832	1772CST	A, FN
L8979 (Pt.)	Patent	Gauthier	61226-0733							1772CST	A, FN
L8980	Patent	Gauthier	61226-0670	T***1257	48.32	01-Feb	12.08			6258CST	A, FN
L9232	Patent	Gauthier	61226-0272 SRO								A, FN
L9232	Patent	Gauthier	61226-0273 MRO	T***1257	70.01	01-Feb	17.5			11280CST	A, FN
L9433	Patent	Gauthier	61226-0615	T***1257	76	01-Feb	19	G8000969		2101CST	A, FN
L9434	Patent	Gauthier	61226-0611	T***1257	56.33	01-Feb	14.08			2102CST	A, FN
L9435	Patent	Gauthier	61226-0612	T***1257	80.29	01-Feb	20.07			2103CST	A, FN
L9505	Patent	Gauthier	61226-0275	T***1257	49.86	01-Feb	12.46	G8080066	$3,175	2153CST	A, FN
L9613	Patent	Gauthier	61226-0669	T***1257	51.15	01-Feb	12.79	G8080067	$35,074	2145CST	A, FN
L9614	Patent	Gauthier	61226-0607	T***1257	71.71	01-Feb	17.93			2146CST	A, FN
L9615	Patent	Gauthier	61226-0601	T***1257	87.09	01-Feb	21.77	G80100169	$176	2147CST	A, FN
L10013	Patent	Gauthier	61226-0657	T***1257	59.08	01-Feb	14.77	G8000880		2518CST	A, FN
L19189	Patent	Gauthier	61226-0643	T***1257	46.94	01-Feb	11.74	G8000809	$2,178,283	2647CST	A, FN
L19262	Patent	Gauthier	61226-0644	T***1257	48.72	01-Feb	12.18	G8000707	$1,933,542	2648CST	A, FN
L25309	Patent	Gauthier	61226-0645	T***1257	67.5	01-Feb	16.87	G8000810	$600,028	5411CST	A, FN
L30893	Patent	Gauthier	61226-0288	T***1257	67.87	01-Feb	16.97	G8000882	$6,699	5407CST	A, FN
L31046	Patent	Gauthier	61226-0610	T***1257	70.3	01-Feb	17.58			5324CST	A, FN

Royalty Description

FN: 2.0% NSR Payable to Franco Nevada Canada Corp.

iii. Ashley Property

Claim #	Township	Staked	Anniversary	Units	Area (Ha.)	Work Req’d	Reserve	Royalty

1225983	GAUTHIER	2002-Oct-31	2015-Oct-31	6	96.00	$2,400	$0	C
4211868	GAUTHIER	2006-Oct-02	2014-Oct-02	2	32.00	$800	$0	C
4211902	GAUTHIER	2006-Nov-14	2017-Nov-14	1	16.00	$400	$0	C
4220233	GAUTHIER	2007-Jul-20	2015-Jul-20	2	32.00	$800	$0	C
4220234	GAUTHIER	2007-Jul-20	2015-Jul-20	2	32.00	$800	$1,668	C

Claim#	Type	Township	PIN	Tax Account	Tax Fees	Due	Area (Ha.)	G#	Reserve	Parcel	Royalty	Holder

L9895	Patent	Gauthier	61226-0138							2177CST	A, B	Rogue Resources Inc. (100%)*
L8689	Patent	Gauthier	61226-0141							1704CST	A, B	Rogue Resources Inc. (100%)*
L8632	Patent	Gauthier	61226-0139 MRO							1703CST	A, B	Rogue Resources Inc. (100%)*

Royalty Description

A: 1% NSR payable to Goldcorp Inc.

B: 1% NSR Payable to Katrine Exploration & Developmnet Inc.

C: 2% NSR payable to Ashley Gold Mines Ltd.

*Rogue Resources Inc.’s patents were sold in 2012 to QMI (now Osisko Mining Ltd.). The mining registry needs to be modified in order to reflect the ownership of Osisko Mining Ltd.

iv. Casan Property

Claim#	Type	Township	PIN	Expiry	Tax Account	Tax Fees	Due	Area (Ha.)	G#	Reserve	Parcel	Royalty

CLM311	Lease	Gauthier	61226-0700	30-Apr-29	LT**0397	895.19		298.395	G80100159	$105,587	5540LT

v. Cunningham Property

Claim #	Township	Staked	Anniversary	Units	Area (Ha.)	Work Req’d	Reserve	Royalty

859580	LEBEL	1986-Feb-24	2017-Feb-24	1	16	$400	$20,247	A, FN
859581	LEBEL	1986-Feb-24	2017-Feb-24	1	16	$400	$36,148	A, FN
859582	LEBEL	1986-Feb-24	2017-Feb-24	1	16	$400	$17,882	A, FN
882658	LEBEL	1986-Feb-24	2017-Feb-24	1	16	$400	$36,235	A, FN
882659	LEBEL	1986-Feb-24	2017-Feb-24	1	16	$400	$864	A, FN
882660	LEBEL	1986-Feb-24	2017-Feb-24	1	16	$400	$926	A, FN
892274	LEBEL	1986-May-09	2017-May-09	1	16	$400	$51,433	A, FN
892275	LEBEL	1986-May-09	2017-May-09	1	16	$400	$31,615	A, FN
892276	LEBEL	1986-May-09	2017-May-09	1	16	$400	$370	A, FN
892277	LEBEL	1986-May-09	2017-May-09	1	16	$400	$463	A, FN
892278	LEBEL	1986-May-09	2017-May-09	1	16	$400	$20,045	A, FN
892279	LEBEL	1986-May-09	2017-May-09	1	16	$400	$247	A, FN
980442	LEBEL	1987-Jun-01	2017-Jun-01	1	16	$400	$772	A, FN
982172	LEBEL	1987-Jun-05	2017-Jun-05	1	16	$400	$679	A, FN
982173	LEBEL	1987-Jun-05	2017-Jun-05	1	16	$400	$648	A, FN
982174	LEBEL	1987-Jun-05	2017-Jun-05	1	16	$400	$710	A, FN
982175	LEBEL	1987-Jun-12	2017-Jun-12	1	16	$400	$617	A, FN
3009238	LEBEL	2003-Jun-02	2017-Jun-02	1	16	$400	$0

Claim#	Type	Township	PIN	Tax Account	Tax Fees	Due	Area (Ha.)	G#	Reserve	Parcel	Royalty

L27141	Patent	Lebel	61227-0490				20.28			5419CST	A, FN
L27142	Patent	Lebel	61227-0491				18.96			5420CST	A, FN

Royalty Description

A: 2%NSR Payable to Leonard J. Cunningham

FN: 2.0% NSR Payable to Franco Nevada Canada Corp.

vi. Commodore Property

Claim #	Township	Staked	Anniversary	Units	Area (Ha.)	Work Req’d	Reserve	Royalty

495894	LEBEL	1977-Nov-04	2015-May-18	1	16.00	$100	$19,744	G
550721	GAUTHIER	1980-Apr-18	2015-Oct-30	1	16.00	$400	$33,826	G
550722	GAUTHIER	1980-Apr-18	2015-Oct-30	1	16.00	$400	$0	G
550723	GAUTHIER	1980-Apr-18	2015-Oct-30	1	16.00	$400	$0	G
550724	GAUTHIER	1980-Apr-18	2015-Oct-30	1	16.00	$400	$0	G
550725	GAUTHIER	1980-Apr-18	2015-Oct-30	1	16.00	$400	$1,854	G
550726	GAUTHIER	1980-Apr-18	2015-Oct-30	1	16.00	$400	$1,854	G
550727	GAUTHIER	1980-Apr-18	2015-Oct-30	1	16.00	$400	$1,854	G
550728	GAUTHIER	1980-Apr-18	2015-Oct-30	1	16.00	$400	$1,854	G
550729	GAUTHIER	1980-Apr-18	2015-Oct-30	1	16.00	$400	$1,854	G
550730	GAUTHIER	1980-Apr-18	2015-Oct-30	1	16.00	$400	$1,854	G
550822	GAUTHIER	1980-Apr-30	2015-Oct-30	1	16.00	$400	$1,855	G
550823	GAUTHIER	1980-Apr-30	2015-Oct-30	1	16.00	$400	$1,855	G
550829	GAUTHIER	1980-Dec-03	2015-Jun-16	1	16.00	$400	$1,855	G
550830	GAUTHIER	1980-Dec-03	2015-Jun-16	1	16.00	$400	$1,855	G
550831	GAUTHIER	1980-Dec-03	2015-Jun-16	1	16.00	$400	$1,855	G
550832	LEBEL	1980-Dec-03	2015-Jun-16	1	16.00	$400	$1,855	G
550833	LEBEL	1980-Dec-03	2015-Jun-16	1	16.00	$400	$4,069	G

550834	LEBEL	1980-Dec-03	2015-Jun-15	1	16.00	$400	$37,606	G
550835	GAUTHIER	1980-Dec-03	2015-May-07	1	16.00	$400	$0	G
550838	GAUTHIER	1980-Nov-28	2015-Jun-12	1	16.00	$400	$0	G
550839	GAUTHIER	1980-Nov-28	2015-Jun-12	1	16.00	$400	$0	G
598098	GAUTHIER	1981-Apr-21	2015-Nov-02	1	16.00	$100	$779	G
1096919	LEBEL	1989-May-04	2017-May-04	1	16.00	$400	$90,600	A, FN
1096920	LEBEL	1989-May-04	2017-May-04	1	16.00	$400	$19,332	A, FN
1205405	LEBEL	1995-Jan-26	2016-Jan-26	1	16.00	$400	$103	F
3006755	LEBEL	2004-Jun-02	2017-Jun-02	1	16.00	$400	$1,854
3006756	LEBEL	2004-Jun-02	2017-Jun-02	1	16.00	$400	$1,854
3009292	GAUTHIER	2003-Jun-13	2015-Jun-13	1	16.00	$399	$0	B

Claim #	Township	Staked	Anniversary	Units	Area (Ha.)	Work Req’d	Reserve	Royalty
3009295	GAUTHIER	2003-Jun-13	2019-Jun-13	4	64.00	$1,600	$35,280	B
3009323	GAUTHIER	2008-Jun-17	2017-Jun-17	1	16.00	$400	$0	B
4202852	GAUTHIER	2005-Apr-07	2018-Apr-07	1	16.00	$400	$0	B
4247450	GAUTHIER	2009-Jun-24	2017-Jun-24	1	16.00	$400	$0

Claim#	Type	Township	PIN	Tax Account	Tax Fees	Due	Area (Ha.)	G#	Reserve	Parcel	Royalty	Holder

LS109	Patent	Lebel	61227-0510	T***1215	66.53	01-Feb	16.633	G8000681	$66,496	1626CST	G	QMI & Newstrike Resources Ltd.*
LS110	Patent	Lebel	61227-0508	T***1215	72.04	01-Feb	18.009	G8000679	$59,191	1624CST	G	QMI & Newstrike Resources Ltd.*
LS111	Patent	Lebel	61227-0507 SRO								G	QMI & Newstrike Resources Ltd.*
			61227-0611 MRO	T***1215	75.11	01-Feb	18.778	G8000680	$12,256	3340CST	G	QMI & Newstrike Resources Ltd.*
LS141	Patent	Lebel	61227-0505	T***1215	67.34	01-Feb	16.836	G8000675	$17,459	1593CST	G	QMI &Newstrike Resources Ltd.*
LS453	Patent	Lebel	61227-0506	T***1215	75.92	01-Feb	18.89	G8000676	$4,833	1729CST	G	Osisko & Newstrike Resources Ltd.*
LS455	Patent	Lebel	61227-0485 MRO				13.64				G	QMI & Newstrike Resources Ltd.*
			61227-0694 MRO	T***1215	54.55	01-Feb		G8000674	$34,905	1705CST	G	QMI & Newstrike Resources Ltd.*
LS456	Patent	Lebel	61227-0488	T***1215	44.03	01-Feb	11.008	G8000671	$342,080	1706CST	G	QMI &Newstrike Resources Ltd.*
LS457	Patent	Lebel	61227-0487	T***1215	56.17	01-Feb	14.48	G8000672	$127,095	1707CST	G	QMI &Newstrike Resources Ltd.*
LS497	Patent	Lebel	61227-0498 SRO								G	QMI & Newstrike Resources Ltd.*
			61227-0691 MRO	T***1215	62.48	01-Feb	15.621	G8000678	$380,599	1675CST	G	QMI & Newstrike Resources Ltd.*
LS498	Patent	Lebel	61227-0496 SRO								G	QMI &Newstrike Resources Ltd.*
			61227-0690 MRO	T***1215	90.81	01-Feb	22.704	G8000677	$376,092	1676CST	G	QMI & Newstrike Resources Ltd.*
LS499	Patent	Lebel	61227-0486 MRO								G	QMI & Newstrike Resources Ltd.*
			61227-0686 MRO	T***1215	64.75	01-Feb	16.188	G8000673	$45,048	1677CST	G	QMI & Newstrike Resources Ltd.*
L3180	Patent	Lebel	61227-0483 SRO								C	Newstrike Resources Ltd.*
			61227-0685 MRO				12.18				C
L6406	Patent	Lebel	61227-0723				16.88			10217CST	C
L7127	Patent	Lebel	61227-0722				15.62			10216CST	C
L7477	Patent	Lebel	61227-0472				24.61			10213CST	C

Claim#	Type	Township	PIN	Tax Account	Tax Fees	Due	Area (Ha.)	G#	Reserve	Parcel	Royalty	Holder
L7478	Patent	Lebel	61227-0724				30.31			10214CST	C
L7479	Patent	Lebel	61227-0725				30.84			10214CST	C
L9688	Patent	Lebel	61227-0579 MRO	T***0467	63.13	01-Feb	15.78	G80100099	$42,686	2125CST	D, E, FN
L9689	Patent	Lebel	61227-0610	T***0467	63.29	01-Feb	15.83	G80100100	$39,344	2126CST	D, E, FN
L9690	Patent	Lebel	61227-0588 MRO	T***0467	64.1	01-Feb	160.2	G80100101	$120,292	11450CST	D, E, FN
L9772	Patent	Lebel	61227-0503 MRO	T***0467	71.39	01-Feb	11.85	G80100102	$105,614	2165CST	D, E, FN
L27140	Patent	Lebel	61227-0492	T***0376	61.66	01-Feb	15.41	G8000908	$86,903	5418CST	A, FN
L27510	Patent	Lebel	61227-0489	T***0376	50.98	01-Feb	12.74	G8000910	$6,381	5437CST	A, FN
L27511	Patent	Lebel	61227-0494	T***0376	71.71	01-Feb	17.93	G8000911	$6,782	5438CST	A, FN

Royalty Description

A: 2%NSR Payable to Leonard J. Cunningham

B: 2%NSR Payable to Eric Marion

C: 2%NSR Payable to Jacques Day et. al.

E: 2% NSR on 65% total production Payable to Canico

F: 2%NSR Payable to LM Dyment and JA Kidston

G: 1%NSR Payable to Newstrike Resources Ltd.

FN: 2.0% NSR Payable to Franco Nevada Canada Corp.

*The Commodore property was subject to a Joint Venture Agreement with Newstrike Resources Ltd. The Joint Venture was terminated in 2012 with the purchase of Newstrike’s interest in the property by QMI. The mining registry needs to be modified in order to reflect that Osisko Mining Ltd. (formerly QMI) owns a 100% interest in the property.

vii. Deloye Property

Claim#	Type	Township	PIN	Tax Account	Tax Fees	Due	Area (Ha.)	G#	Reserve	Parcel	Royalty	Holder*

L25308	Patent	Gauthier	61226-0608/0609				13.23			8407/11279CST	A	David E Deloye/ Beulah Deloye
			61226-0732 SRO
L25310	Patent	Gauthier	61226-0608/0609				15.12			8407/11279CST	A	David E Deloye/ Beulah Deloye
			61226-0732 SRO
L25311	Patent	Gauthier	61226-0608/0609				16.23			8407/11279CST	A	David E Deloye/ Beulah Deloye
			61226-0732 SRO
L25933	Patent	Gauthier	61226-0608/0609				10.53			8407/11279CST	A	David E Deloye/ Beulah Deloye
L25934	Patent	Gauthier	61226-0608/0609				9.71			8407/11279CST	A	David E Deloye/ Beulah Deloye

Claim#	Type	Township	PIN	Tax Account	Tax Fees	Due	Area (Ha.)	G#	Reserve	Parcel	Royalty	Holder*
L25945	Patent	Gauthier	61226-0608/0609				10.88			8407/11279CST	A	David E Deloye/ Beulah Deloye
L25946	Patent	Gauthier	61226-0608/0609				13.04			8407/11279CST	A	David E Deloye/ Beulah Deloye
L25947	Patent	Gauthier	61226-0608/0609				23.65			8407/11279CST	A	David E Deloye/ Beulah Deloye

*As the Option Agreement between Queenston Mining Inc. (now OML) and David Ernest Deloye has been completed, interest of the Deloye Family will be transferred to OML.

Royalty Description

A: 2.5-3% Payable to David E. Deloye

Advanced Royalty

$5,000	01-Feb-14
$10,000	01-Feb-15

viii. DKO Property

Claim #	Township	Staked	Anniversary	Units	Area (Ha.)	Work Req’d	Reserve	Royalty

1136765	GAUTHIER	1990-Mar-26	2019-Mar-26	1	16.00	$400	$0	A
1136766	GAUTHIER	1990-Mar-26	2019-Mar-26	1	16.00	$400	$54	A
1186100	GAUTHIER	1992-Jun-12	2019-Jun-12	2	32.00	$800	$4,474	A
1200344	GAUTHIER	1993-Jun-11	2017-Jun-11	4	64.00	$1,600	$0	B
1200345	GAUTHIER	1993-Jun-11	2019-Jun-11	2	32.00	$800	$0	B
1200346	GAUTHIER	1993-Jun-11	2017-Jun-11	9	144.00	$3,600	$5,727	B
1200347	GAUTHIER	1993-Jun-11	2019-Jun-11	1	16.00	$400	$0	B
1200348	GAUTHIER	1993-Jun-11	2019-Jun-11	2	32.00	$800	$0	B
1200366	GAUTHIER	1993-Jun-11	2019-Jun-11	2	32.00	$800	$0	B

Royalty Description

A: 2%NSR on payable metals and 2%GOR on the value of diamonds produced from the claim, Payable to Kidston

B: 2%NSR on payable metals and 2%GOR on the value of diamonds produced from the claim, Payable to Obradovich et. al.

ix. Fork Lake Property

Claim#	Type	Township	PIN	Tax Account	Tax Fees	Due	Area (Ha.)	G#	Reserve	Parcel	Royalty

L9363	Patent	Gauthier	61226-0197	T***0503	59.08	01-Feb	14.77			2083CST	A
L9364	Patent	Gauthier	61226-0251	T***0503	44.52	01-Feb	11.13			2085CST	A
L9332	Patent	Gauthier	61226-0252	T***0503	50.99	01-Feb	12.75			2064CST	A
L2335	Patent	Gauthier	61226-0253	T***0503	71.79	01-Feb	17.95			6604CST	A
L2334	Patent	Gauthier	61226-0254	T***0503	56.17	01-Feb	14.04			6603CST	A
L9360	Patent	Gauthier	61226-0271	T***0503	78.51	01-Feb	19.63			2086CST	A
L9104	Patent	Gauthier	61226-0270	T***0503	72.68	01-Feb	18.17			1803CST	A
L2333	Patent	Gauthier	61226-0269	T***0503	62.48	01-Feb	15.62			6602CST	A
L8873	Patent	Gauthier	61226-0268	T***0503	66.69	01-Feb	16.67			2144CST	A
L30945	Patent	Gauthier	61226-0267	T***0503	45.6	01-Feb	11.40			6126CST	A
L15141	Patent	Gauthier	61226-0606	T***0503	63.62	01-Feb	15.91			5431CST	A
L348	Patent	Gauthier	61226-0604	T***0503	58.28	01-Feb	14.57			4589CST	A
L349	Patent	Gauthier	61226-0604	T***0503	55.52	01-Feb	13.88			4589CST	A
L350	Patent	Gauthier	61226-0604	T***0503	61.19	01-Feb	15.30			4589CST	A
L351	Patent	Gauthier	61226-0604	T***0503	64.75	01-Feb	16.19			4589CST	A

Royalty Description

A: 2% royalty payable to Sparrow et. al.

x. Gauthier Property

Claim#	Staked	Anniversary	Units	Area (Ha)	Work Req’d	Reserve	Royalty

918215	1986-Sep-26	2015-Sep-26	1	16.00	$400	$0	A
918216	1986-Sep-26	2015-Sep-26	1	16.00	$400	$4,906	A

Claim#	Staked	Anniversary	Units	Area (Ha)	Work Req’d	Reserve	Royalty
918219	1986-Sep-26	2015-Sep-26	1	16.00	$400	$0	A
918220	1986-Sep-26	2015-Sep-26	1	16.00	$400	$0	A
918221	1986-Sep-26	2015-Sep-26	1	16.00	$400	$0	A
918222	1986-Sep-26	2015-Sep-26	1	16.00	$400	$0	A
918223	1986-Sep-26	2015-Sep-26	1	16.00	$400	$0	A
918224	1986-Sep-26	2015-Sep-26	1	16.00	$400	$0	A
918225	1986-Sep-26	2015-Sep-26	1	16.00	$400	$0	A
918226	1986-Sep-26	2015-Sep-26	1	16.00	$400	$0	A
918227	1986-Sep-26	2015-Sep-26	1	16.00	$400	$0	A
918231	1986-Sep-26	2018-Sep-26	1	16.00	$400	$117,745	A
918232	1986-Sep-26	2018-Sep-26	1	16.00	$400	$61,537	A
918234	1986-Sep-26	2018-Sep-26	1	16.00	$400	$6,098	A
918235	1986-Sep-26	2015-Sep-26	1	16.00	$400	$0	A
1110596	1990-Jan-03	2018-Jan-03	1	16.00	$400	$0	A
1137475	1990-Jan-03	2018-Jan-03	1	16.00	$400	$0	A
1137476	1990-Jan-03	2018-Jan-03	1	16.00	$400	$0	A
1137477	1990-Jan-03	2018-Jan-03	1	16.00	$400	$0	A
1137478	1990-Jan-03	2018-Jan-03	1	16.00	$400	$0	A
1137479	1990-Jan-03	2018-Jan-03	1	16.00	$400	$0	A
1186484	1992-Jun-01	2015-Jun-01	1	16.00	$400	$0	A

Royalty Description

A: 3%NSR Payable to Lac Minerals Ltd.

xi. Goldbanks Property

Claim #	Township	Staked	Anniversary	Units	Area (Ha.)	Work Req’d	Reserve	Royalty

1206267	TECK	1995-Jun-05	2017-Jun-05	1	16.00	$400	$59,764	A
3013133	TECK	2005-Jun-01	2014-Jun-01	1	16.00	$400	$1,077	B
4271090	TECK	2012-Jun-04	2014-Jun-04	1	16.00	$400	$0

4271091	TECK	2012-Jun-04	2014-Jun-04	2	32.00	$800	$0
4271092	TECK	2012-Jun-04	2014-Jun-04	1	16.00	$400	$0

Claim#	Type	Township	PIN	Tax Account	Tax Fees	Due	Area (Ha.)	G#	Reserve	Parcel	Royalty	Expiry

L446401	Lease	Teck	61228-1915 MRO				22.634			5536LTim	C	28-Feb-29
L495925-6	Lease	Teck	61228-1917 MRO				32.197			5615LTim	C	31-Jul-31
L495929	Lease	Teck	61228-1919 MRO				11.181			5653LTim	C	31-Dec-32
L531976-7	Lease	Teck	61228-1891 MRO				46.368			5673LTim	C	31-May-33
L571400	Lease	Teck	61228-1892 MRO				14.56			5674LTim	C	30-Nov-14
L531983	Lease	Teck	61228-1893 MRO				10.684			5675LTim	C	31-May-33

Royalty Description

A: 2%NSR Payable to Dyment et. al.

B: 2%NSR Payable to Martyn & Patrick Harrington

C: 2%NSR Payable to Dans et. al.

xii. Gracie West Property

Claim#	Type	Township	PIN	Tax Account	Tax Fees	Due	Area (Ha.)	G#	Reserve	Parcel	Royalty	Expiry

L496566	Lease	Teck	61228-1888 MRO				7.248					31-May-12*

Royalty Description

FN: 2.0% NSR Payable to Franco Nevada Canada Corp.

*Lease Renewal has met the necessary requirements. Requisition for the issuance of a renewal has been forwarded to Ministry of Natural Resources - Crown Land Registry (November 7th, 2013 MNDM Letter)

xiii. Gull Lake Property

Claim #	Township	Staked	Anniversary	Units	Area (Ha.)	Work Req’d	Reserve	Royalty

643183	LEBEL	1982-Sep-20	2014-Sep-20	1	16.00	$400	$0	C, FN
643187	LEBEL	1982-Sep-20	2014-Sep-20	1	16.00	$400	$0	C, FN
643213	LEBEL	1982-Sep-10	2014-Sep-10	1	16.00	$400	$0	C, FN
643214	LEBEL	1982-Sep-10	2014-Sep-10	1	16.00	$400	$0	C, FN
644007	LEBEL	1982-Sep-20	2014-Sep-20	1	16.00	$400	$0	C, FN
644008	LEBEL	1982-Sep-20	2014-Sep-20	1	16.00	$400	$0	C, FN
644478	LEBEL	1982-Sep-16	2014-Sep-16	1	16.00	$400	$0	C, FN
644479	LEBEL	1982-Sep-16	2014-Sep-16	1	16.00	$400	$0	C, FN
644480	LEBEL	1982-Sep-16	2014-Sep-16	1	16.00	$400	$0	C, FN
644481	LEBEL	1982-Sep-16	2014-Sep-16	1	16.00	$400	$0	C, FN
644488	LEBEL	1982-Sep-20	2014-Sep-20	1	16.00	$400	$14,350	C, FN
644489	LEBEL	1982-Sep-20	2014-Sep-20	1	16.00	$400	$27,648	C, FN
800153	LEBEL	1984-Jun-26	2019-Jun-26	1	16.00	$400	$0	B, FN
800154	LEBEL	1984-Jun-26	2019-Jun-26	1	16.00	$400	$0	B, FN
800155	LEBEL	1984-Jun-26	2019-Jun-26	1	16.00	$400	$0	B, FN
800156	LEBEL	1984-Jun-26	2019-Jun-26	1	16.00	$400	$0	B, FN
802410	LEBEL	1984-Jul-06	2014-Jul-06	1	16.00	$400	$0	B, FN
802411	LEBEL	1984-Jul-06	2014-Jul-06	1	16.00	$400	$0	B, FN
802412	LEBEL	1984-Jul-06	2014-Jul-06	1	16.00	$400	$0	B, FN
1242095	LEBEL	2000-Aug-01	2014-Aug-01	1	16.00	$400	$0	FN
1242717	LEBEL	2000-Nov-14	2014-Nov-14	1	16.00	$400	$0	FN
4217524	LEBEL	2007-Jun-29	2017-Jun-29	1	16.00	$400	$0

Claim#	Type	Township	PIN	Tax Account	Tax Fees	Due	Area (Ha.)	G#	Reserve	Parcel	Royalty	Expiry

L531754	Lease	Lebel	61227-0388			31-May-12	18.42				A, FN	31-May-12*

Royalty Description

A: 10%NPR Payable to Forbes & Leahy

B: 10%NPR Payable to Kiernicki & Leahy

C: 10%NPR Payable to Kiernicki & Leahy

FN: 2.0% NSR Payable to Franco Nevada Canada Corp.

*Lease Renewal has met the necessary requirements. Requisition for the issuance of a renewal has been forwarded to Ministry of Natural Resources - Crown Land Registry (November 7th, 2013 MNDM Letter)

xiv. Kirkland North Property

Claim #	Township	Staked	Anniversary	Units	Area (Ha.)	Work Req’d	Reserve	Royalty

1199546	TECK	2001-Nov-08	2014-Nov-08	1	16.00	$400	$0	A, D
1199564	TECK	2003-Jul-07	2014-Jul-07	2	32.00	$800	$0	B
1199565	TECK	2003-Jul-07	2014-Jul-07	1	16.00	$400	$1,210	B
1222223	TECK	1998-Aug-10	2014-Aug-10	1	16.00	$400	$0	C, D
1227076	TECK	1998-Aug-10	2014-Aug-10	1	16.00	$400	$0	C, D
1227230	TECK	2002-Jun-28	2016-Jun-28	4	64.00	$1,600	$11,316	D
1239355	TECK	2001-Aug-24	2014-Aug-24	1	16.00	$400	$0	D
1242943	TECK	2001-Jun-07	2014-Jun-07	1	16.00	$400	$0	D
1242952	TECK	2001-Jun-07	2014-Jun-07	2	32.00	$800	$0	D
3003798	TECK	2004-May-26	2017-May-26	1	16.00	$400	$0
3007493	TECK	2003-Sep-29	2016-Sep-29	1	16.00	$400	$0	D
4273901	TECK	2013-Jun-24	2015-Jun-24	1	16.00	$400	$0
4279231	TECK	2013-Jun-24	2015-Jun-24	1	16.00	$400	$0

Claim#	Type	Township	PIN	Project	Tax Account	Tax Fees	Due	Area (Ha.)	G#	Reserve	Parcel

L70694	Patent	Teck	61228-0666	Kirkland North	T***1412	42.09	01-Feb	10.52			9164CST

Royalty Description

A: 1% royalty from any production on the Property payable to Raven Resources Inc.

B: 2% royalty from any production on the Property payable to Thomas O’Connor.

C: 0.5% GSR on production from the Property payable to CJ Ploeger & BK McCombe.

D: 2% royalty from any production on the Property (with certain exceptions) payable to Aurora-Larder Mining Corporation Ltd.

E: 2% royalty from any production on the Property payable to Gerald Marker.

xv. Lac Mcvittie Property

Claim #	Staked	Anniversary	Units	Area (Ha.)	Work Req’d	Reserve	Royalty

767405	1983-Aug-16	2016-Aug-16	1	16.00	$400	$0	A
767406	1983-Aug-16	2016-Aug-16	1	16.00	$400	$0	A
767407	1983-Aug-16	2016-Aug-16	1	16.00	$400	$0	A
767408	1983-Aug-16	2016-Aug-16	1	16.00	$400	$0	A
767409	1983-Aug-16	2016-Aug-16	1	16.00	$400	$0	A
767415	1983-Aug-16	2016-Aug-16	1	16.00	$400	$0	A
767416	1983-Aug-16	2016-Aug-16	1	16.00	$400	$0	A
767417	1983-Aug-16	2016-Aug-16	1	16.00	$400	$0	A
767418	1983-Aug-16	2016-Aug-16	1	16.00	$400	$0	A
767419	1983-Aug-16	2016-Aug-16	1	16.00	$400	$0	A
767425	1983-Aug-16	2016-Aug-16	1	16.00	$400	$0	A
767426	1983-Aug-16	2016-Aug-16	1	16.00	$400	$0	A
767427	1983-Aug-16	2016-Aug-16	1	16.00	$400	$0	A
767428	1983-Aug-16	2016-Aug-16	1	16.00	$400	$0	A
767429	1983-Aug-16	2016-Aug-16	1	16.00	$400	$0	A
767435	1983-Aug-16	2016-Aug-16	1	16.00	$400	$0	A
767436	1983-Aug-16	2016-Aug-16	1	16.00	$400	$0	A
767437	1983-Aug-16	2016-Aug-16	1	16.00	$400	$0	A
767438	1983-Aug-16	2016-Aug-16	1	16.00	$400	$0	A
767439	1983-Aug-16	2016-Aug-16	1	16.00	$400	$594	A
767443	1983-Aug-16	2016-Aug-16	1	16.00	$400	$0	A
767444	1983-Aug-16	2016-Aug-16	1	16.00	$400	$0	A
767445	1983-Aug-16	2016-Aug-16	1	16.00	$400	$0	A

Claim #	Staked	Anniversary	Units	Area (Ha.)	Work Req’d	Reserve	Royalty

767446	1983-Aug-16	2016-Aug-16	1	16.00	$400	$0	A
767447	1983-Aug-16	2016-Aug-16	1	16.00	$400	$0	A
767451	1983-Aug-16	2016-Aug-16	1	16.00	$400	$13,066	A
767452	1983-Aug-16	2016-Aug-16	1	16.00	$400	$13,288	A
767453	1983-Aug-16	2016-Aug-16	1	16.00	$400	$0	A
767454	1983-Aug-16	2016-Aug-16	1	16.00	$400	$0	A
767455	1983-Aug-16	2016-Aug-16	1	16.00	$400	$10,123	A
767456	1983-Aug-16	2016-Aug-16	1	16.00	$400	$0	A
767457	1983-Aug-16	2016-Aug-16	1	16.00	$400	$0	A
767460	1983-Aug-16	2016-Aug-16	1	16.00	$400	$58,477	A
767461	1983-Aug-16	2016-Aug-16	1	16.00	$400	$62,157	A
767462	1983-Aug-16	2016-Aug-16	1	16.00	$400	$0	A
767463	1983-Aug-16	2016-Aug-16	1	16.00	$400	$260	A
767464	1983-Aug-16	2016-Aug-16	1	16.00	$400	$777	A
767465	1983-Aug-16	2016-Aug-16	1	16.00	$400	$0	A
767466	1983-Aug-16	2016-Aug-16	1	16.00	$400	$0	A
767701	1983-Aug-16	2016-Aug-16	1	16.00	$400	$0	A
802384	1984-Jun-08	2016-Jun-08	1	16.00	$400	$79,996	A
1110272	1989-Nov-16	2016-Nov-16	1	16.00	$400	$18,915	A
1110273	1989-Nov-16	2016-Nov-16	1	16.00	$400	$0	A
1110274	1989-Nov-16	2016-Nov-16	1	16.00	$400	$0	A
1110275	1989-Nov-16	2016-Nov-16	1	16.00	$400	$0	A
1110276	1989-Nov-16	2016-Nov-16	1	16.00	$400	$0	A
1111182	1989-Nov-16	2016-Nov-16	1	16.00	$400	$0	A
1111183	1989-Nov-16	2016-Nov-16	1	16.00	$400	$0	A
1111184	1989-Nov-16	2016-Nov-16	1	16.00	$400	$0	A

Claim #	Staked	Anniversary	Units	Area (Ha.)	Work Req’d	Reserve	Royalty

1111185	1989-Nov-16	2016-Nov-16	1	16.00	$400	$0	A
1111186	1989-Nov-16	2016-Nov-16	1	16.00	$400	$0	A
1137128	1989-Nov-16	2016-Nov-16	1	16.00	$400	$0	A
1137129	1989-Nov-16	2016-Nov-16	1	16.00	$400	$0	A
1137130	1989-Nov-16	2016-Nov-16	1	16.00	$400	$130	A
1137131	1989-Nov-16	2016-Nov-16	1	16.00	$400	$390	A
1137134	1989-Nov-16	2016-Nov-16	1	16.00	$400	$0	A
1137135	1989-Nov-16	2016-Nov-16	1	16.00	$400	$0	A
1185431	1991-Jun-20	2016-Jun-20	1	16.00	$400	$31,603	A
1202836	1994-Aug-26	2016-Aug-26	1	16.00	$400	$0	A

Royalty Description

A: Proposed 2% NSR to Barrick as described in Letter of Intent dated 11October2012.

xvi. Lebel Property

Claim #	Township	Staked	Anniversary	Units	Area (Ha.)	Work Req’d	Reserve	Royalty

1211849	LEBEL	1998-Apr-06	2015-Apr-06	1	16.00	$400	$0	A
1219943	LEBEL	1998-Jun-29	2015-Jun-29	1	16.00	$400	$142,723	A
1220018	LEBEL	1997-Oct-29	2015-Oct-29	1	16.00	$400	$60,325	A
1220019	LEBEL	1997-Oct-17	2015-Oct-17	2	32.00	$800	$0	A
1220179	LEBEL	1998-Jan-27	2015-Jan-27	1	16.00	$400	$49,534	A
1220180	LEBEL	1998-Jan-27	2015-Jan-27	2	32.00	$800	$127,960	A
1221653	LEBEL	1996-Dec-02	2015-Dec-02	1	16.00	$400	$34,002	A
1221662	LEBEL	2006-May-01	2015-May-01	1	16.00	$400	$0
1222232	LEBEL	1997-Jul-21	2015-Jul-21	1	16.00	$400	$5,518	A
1222233	LEBEL	1997-Jul-21	2015-Jul-21	1	16.00	$400	$29,769	A
1225271	LEBEL	1997-Oct-29	2015-Oct-29	1	16.00	$400	$0	A

Claim #	Township	Staked	Anniversary	Units	Area (Ha.)	Work Req’d	Reserve	Royalty
1225284	LEBEL	1997-Jun-23	2015-Jun-23	1	16.00	$400	$28,674	A
1225285	LEBEL	1997-Jun-23	2015-Jun-23	1	16.00	$400	$0	A
1226845	LEBEL	1998-May-14	2015-May-14	1	16.00	$400	$0	A
1226949	LEBEL	1998-Jun-23	2015-Jun-23	2	32.00	$800	$0	A
1227041	LEBEL	1998-Jul-13	2015-Jul-13	1	16.00	$400	$0	A
1239090	LEBEL	1999-Dec-10	2015-Dec-10	1	16.00	$400	$3,071
4202031	LEBEL	2006-Mar-17	2015-Mar-17	1	16.00	$400	$0
4225629	LEBEL	2008-Feb-06	2015-Feb-06	2	32.00	$800	$0
4246816	LEBEL	2009-Jun-03	2016-Jun-03	1	16.00	$400	$0
4247792	GAUTHIER	2009-May-11	2017-May-11	7	112.00	$2,800	$0
4263097	LEBEL	2011-Jun-03	2018-Jun-03	1	16.00	$400	$0

Claim#	Type	Township	PIN	Tax Account	Tax Fees	Due	Area (Ha.)	G#	Reserve	Parcel	Royalty	Expiry

LS6	Patent	Lebel	61227-0112	T***0023	47.59	01-Feb					C
LS221	Patent	Lebel	61227-0075	T***0023	45.16	01-Feb	11.29	G8080207	$3,504	1451CST	C
LS272	Patent	Lebel	61227-0712 MRO				17.12
			61227-0481 SRO
L2327	Patent	Lebel	61227-0710 MRO				22.87
			61227-0711 SRO
L3094	Patent	Lebel	61227-0066	T***0023	54.23	01-Feb	13.22	G8080208	$3,921	842CST	C
L3095	Patent	Lebel	61227-0117	T***0023	49.37	01-Feb	12.34	G8080221	$56,143	1076CST	C
L3250	Patent	Lebel	61227-0114	T***1047	63.13	01-Feb	15.78	G80100045	$33,510		D
L6781	Patent	Lebel	61227-0109	T***0023	48.56	01-Feb	11.82	G8080209	$3,506	847CST	C
L6796	Patent	Lebel	61227-0111	T***0023	45.65	01-Feb	11.41	G8080023	$56,279	848CST	C
L6872	Patent	Lebel	61227-0102	T***1412	66.37	01-Feb	16.6	G80100176		12449CST	B
L6872-LO	Lic. Occ.	Lebel	2494	LO**0857	9.31	Oct-01	1.86				B
L6873	Patent	Lebel	61227-0098 MRO	T***1412	99.98	Feb-13	24.97	G8080290		12450CST	B
L6874	Patent	Lebel	61227-0100	T***1412	57.79	01-Feb	14.45				B
L6874-LO	Lic. Occ.	Lebel	2493	LO**0857	25.3	Oct-01	5.06				B

Claim#	Type	Township	PIN	Tax Account	Tax Fees	Due	Area (Ha.)	G#	Reserve	Parcel	Royalty	Expiry
L7407	Patent	Lebel	61227-0067	T***0023	59.57	01-Feb	14.89	G8080210	$4,431	1194CST	C
L7592	Patent	Lebel	61227-0076	T***0023	64.26	01-Feb	16.06	G8080211	$46,176		C
L7593	Patent	Lebel	61227-0077	T***0023	51.64	01-Feb	12.91	G8080212	$37,133	1198CST	C
L7760	Patent	Lebel	61227-0068	T***0023	48.24	01-Feb	12.06	G8080213	$3,259	1227CST	C
L7761	Patent	Lebel	61227-0069	T***0023	66.37	01-Feb	16.59	G8080214	$4,806	1226CST	C
L7762	Patent	Lebel	61227-0070	T***0023	33.67	01-Feb	8.41	G8080215	$2,632	1225CST	C
L7763	Patent	Lebel	61227-0116	T***0023	65.72	01-Feb	16.43	G8080232	$29,116	1228CST	C
L7764	Patent	Lebel	61227-0065	T***0023	60.38	01-Feb	15.09	G8080216	$4,606	1234CST	C
L7845-LO	Patent	Lebel	2492	LO**0857	51.6	Oct-01	5.46				B
L7848-LO	Patent	Lebel	2492	LO**0857		Oct-01	4.86				B
L8005	Patent	Lebel	61227-0115	T***0023	50.34	01-Feb	12.59	G8080233	$146,627	1503CST	C
L8006	Patent	Lebel	61227-0110	T***0023	13.6	01-Feb	3.53	G8080217	$1,046	1250CST	C
L8027	Patent	Lebel	61227-0118	T***0023	106.03	01-Feb	26.51	G8080291	$162,154	1460CST	C
L8086	Patent	Lebel	61227-0108	T***0023	57.3	01-Feb	13.72	G8080218	$30,364	1249CST	C
L8935	Patent	Lebel	61227-0071	T***0023	57.79	01-Feb	14.45	G8080223	$4,191	1767CST
L9031	Patent	Lebel	61227-0078	T***0023	24.93	01-Feb	6.23	G8080219	$1,866	1681CST	C
L9882	Patent	Lebel	61227-0106	T***0023	44.84	01-Feb	10.85	G8080222	$80,203	1835CST	C
L9886	Patent	Lebel	61227-0107	T***0023	53.74	01-Feb	12.85	G8080220	$22,722	1836CST	C
L9891	Patent	Lebel	61227-0105	T***0023	70.74	01-Feb	17.69	G8080234	$5,169	1837CST	C
L7848	Patent	Lebel	61227-0083	T***1412	15.46	01-Feb	3.87				B
L7845	Patent	Lebel	61227-0083	T***1412	15.46	01-Feb	3.87				B
L7846	Patent	Lebel	61227-0085	T***1412	56.64	01-Feb	14.16				B
L7847	Patent	Lebel	61227-0085	T***1412	39.58	01-Feb	5.63				B
L72404	Lease	Lebel	61227-0655 MRO	LT**0388	22.52	01-May	19.32	G8080224	$5,730	4690	F	30-Apr-30
L242832	Lease	Lebel	61227-0378	LT**0388		01-Jan	136.12	G8080225	$60,984	5450	G	31-Dec-23
L242759	Lease	Lebel	61227-0378	“		“	“	“	“	“	G	31-Dec-23
L242779	Lease	Lebel	61227-0378	“		“	“	“	“	“	G	31-Dec-23
L242780	Lease	Lebel	61227-0378	“		“	“	“	“	“	G	31-Dec-23
L242833	Lease	Lebel	61227-0378	“		“	“	“	“	“	G	31-Dec-23
L242844	Lease	Lebel	61227-0378	“		“	“	“	“	“	G	31-Dec-23

Claim#	Type	Township	PIN	Tax Account	Tax Fees	Due	Area (Ha.)	G#	Reserve	Parcel	Royalty	Expiry
L401569	Lease	Lebel	61227-0378	“		“	“	“	“	“	G	31-Dec-23
L401570	Lease	Lebel	61227-0378	“		“	“	“	“	“	G	31-Dec-23
CLM327	Lease	Lebel	61227-0731	LT**0388	532.69	01-Oct	177.564	G8000956	$499,884	5585LT	E	30-Sep-30

Royalty Description

A: Sliding scale 1.5%-0.5% NSR Payable to Raven Resources Inc.

B: 2.0% NSR Payable to Consolidated Thompson-Lundmark Gold Mines Ltd.

C: 1.2% NSR Payable to Tahera Corporation.

D: 2.0% NSR Payable to Ivan & Lise Merrick.

E: 1.0% NSR Payable each to O’Connor & Deloye

F: 2.0% NSR Payable to Leliever.

G. 1.0% NSR Payable to each Leliever and Martin.

xvii. Lebel Stock Property

Claim #	Township	Staked	Anniversary	Units	Area (Ha.)	Work Req’d	Reserve	Royalty

1045667	BOSTON	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1045668	LEBEL	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1045669	BOSTON	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1045670	BOSTON	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1045671	BOSTON	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1045672	BOSTON	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1045673	BOSTON	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1046424	LEBEL	1988-Jun-09	2017-Jun-09	1	16.00	$400	$1,336	FN
1046425	LEBEL	1988-Jun-09	2017-Jun-09	1	16.00	$400	$1,336	FN
1046426	LEBEL	1988-Jun-09	2017-Jun-09	1	16.00	$400	$22,572	FN
1046427	LEBEL	1988-Jun-09	2017-Jun-09	1	16.00	$400	$991	FN
1046428	LEBEL	1988-Jun-09	2017-Jun-09	1	16.00	$400	$1,206	FN
1046429	LEBEL	1988-Jun-09	2017-Jun-09	1	16.00	$400	$1,336	FN
1046430	LEBEL	1988-Jun-09	2017-Jun-09	1	16.00	$400	$1,636	FN

Claim #	Township	Staked	Anniversary	Units	Area (Ha.)	Work Req’d	Reserve	Royalty
1046431	LEBEL	1988-Jun-09	2017-Jun-09	1	16.00	$400	$1,636	FN
1046432	LEBEL	1988-Jun-09	2017-Jun-09	1	16.00	$400	$1,636	FN
1046433	LEBEL	1988-Jun-09	2017-Jun-09	1	16.00	$400	$1,636	FN
1046434	LEBEL	1988-Jun-09	2017-Jun-09	1	16.00	$400	$1,636	FN
1046435	LEBEL	1988-Jun-09	2017-Jun-09	1	16.00	$400	$18,504	FN
1046436	LEBEL	1988-Jun-09	2017-Jun-09	1	16.00	$400	$1,846	FN
1046437	LEBEL	1988-Jun-09	2017-Jun-09	1	16.00	$400	$20,838	FN
1046438	LEBEL	1988-Jun-09	2017-Jun-09	1	16.00	$400	$855	FN
1046439	LEBEL	1988-Jun-09	2017-Jun-09	1	16.00	$400	$12,577	FN
1046440	LEBEL	1988-Jun-09	2017-Jun-09	1	16.00	$400	$1,576	FN
1046441	LEBEL	1988-Jun-09	2017-Jun-09	1	16.00	$400	$260	FN
1046442	LEBEL	1988-Jun-09	2017-Jun-09	1	16.00	$400	$180	FN
1046443	LEBEL	1988-Jun-09	2017-Jun-09	1	16.00	$400	$0	FN
1046480	BOSTON	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1046481	BOSTON	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1046482	BOSTON	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1046483	BOSTON	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1046484	BOSTON	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1046485	BOSTON	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1046486	BOSTON	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1046487	BOSTON	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1046488	BOSTON	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1046489	BOSTON	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1046490	BOSTON	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1046491	LEBEL	1988-Jun-17	2017-Jun-17	1	16.00	$400	$0	FN
1046492	LEBEL	1988-Jun-17	2017-Jun-17	1	16.00	$400	$0	FN
1046493	LEBEL	1988-Jun-17	2017-Jun-17	1	16.00	$400	$0	FN
1046494	LEBEL	1988-Jun-17	2017-Jun-17	1	16.00	$400	$0	FN
1046520	LEBEL	1988-Jun-09	2017-Jun-09	1	16.00	$400	$24,239	FN
1046521	LEBEL	1988-Jun-09	2017-Jun-09	1	16.00	$400	$12,446	FN
1046522	LEBEL	1988-Jun-09	2017-Jun-09	1	16.00	$400	$645	FN

Claim #	Township	Staked	Anniversary	Units	Area (Ha.)	Work Req’d	Reserve	Royalty
1046523	LEBEL	1988-Jun-09	2017-Jun-09	1	16.00	$400	$0	FN
1046524	LEBEL	1988-Jun-09	2017-Jun-09	1	16.00	$400	$645	FN
1046525	LEBEL	1988-Jun-09	2017-Jun-09	1	16.00	$400	$645	FN
1046526	LEBEL	1988-Jun-09	2017-Jun-09	1	16.00	$400	$645	FN
1046527	LEBEL	1988-Jun-09	2017-Jun-09	1	16.00	$400	$0	FN
1046528	LEBEL	1988-Jun-09	2017-Jun-09	1	16.00	$400	$645	FN
1046529	LEBEL	1988-Jun-09	2017-Jun-09	1	16.00	$400	$545	FN
1046530	LEBEL	1988-Jun-09	2017-Jun-09	1	16.00	$400	$545	FN
1046531	LEBEL	1988-Jun-09	2017-Jun-09	1	16.00	$400	$0	FN
1046532	LEBEL	1988-Jun-09	2017-Jun-09	1	16.00	$400	$700	FN
1046533	LEBEL	1988-Jun-09	2017-Jun-09	1	16.00	$400	$700	FN
1046534	LEBEL	1988-Jun-09	2017-Jun-09	1	16.00	$400	$700	FN
1046535	LEBEL	1988-Jun-09	2017-Jun-09	1	16.00	$400	$0	FN
1046536	LEBEL	1988-Jun-09	2017-Jun-09	1	16.00	$400	$525	FN
1046537	LEBEL	1988-Jun-09	2017-Jun-09	1	16.00	$400	$463	FN
1046538	LEBEL	1988-Jun-09	2017-Jun-09	1	16.00	$400	$370	FN
1046539	LEBEL	1988-Jun-09	2017-Jun-09	1	16.00	$400	$0	FN
1046550	LEBEL	1988-Jun-13	2017-Jun-13	1	16.00	$400	$401	FN
1046551	LEBEL	1988-Jun-13	2017-Jun-13	1	16.00	$400	$370	FN
1046552	LEBEL	1988-Jun-13	2017-Jun-13	1	16.00	$400	$401	FN
1046553	LEBEL	1988-Jun-13	2017-Jun-13	1	16.00	$400	$432	FN
1046554	LEBEL	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1046555	LEBEL	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1046556	LEBEL	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1046557	LEBEL	1988-Jun-13	2017-Jun-13	1	16.00	$400	$370	FN
1046558	LEBEL	1988-Jun-13	2017-Jun-13	1	16.00	$400	$587	FN
1046559	BOSTON	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1046560	BOSTON	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1046561	BOSTON	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1046562	BOSTON	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1046563	BOSTON	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN

Claim #	Township	Staked	Anniversary	Units	Area (Ha.)	Work Req’d	Reserve	Royalty
1046564	BOSTON	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1046565	BOSTON	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1046566	BOSTON	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1046567	BOSTON	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1046568	BOSTON	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1046569	BOSTON	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1046570	BOSTON	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1046571	BOSTON	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1046572	BOSTON	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1046573	BOSTON	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1046574	BOSTON	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1046575	BOSTON	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1046576	BOSTON	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1046577	BOSTON	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1046578	BOSTON	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1046579	BOSTON	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1046580	BOSTON	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1046581	BOSTON	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1046582	BOSTON	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1046583	BOSTON	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1046584	BOSTON	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1046585	BOSTON	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1046586	BOSTON	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1046587	BOSTON	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1046588	BOSTON	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1046589	BOSTON	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1046607	BOSTON	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1046608	BOSTON	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1046609	BOSTON	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1046610	BOSTON	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1046611	BOSTON	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN

Claim #	Township	Staked	Anniversary	Units	Area (Ha.)	Work Req’d	Reserve	Royalty
1046612	BOSTON	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1046613	BOSTON	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1046614	BOSTON	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1046615	BOSTON	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1046616	LEBEL	1988-Jun-17	2017-Jun-17	1	16.00	$400	$0	FN
1046746	LEBEL	1988-Jun-14	2017-Jun-14	1	16.00	$400	$0	FN
1046747	LEBEL	1988-Jun-14	2017-Jun-14	1	16.00	$400	$0	FN
1046748	LEBEL	1988-Jun-14	2017-Jun-14	1	16.00	$400	$0	FN
1046749	LEBEL	1988-Jun-14	2017-Jun-14	1	16.00	$400	$0	FN
1046750	LEBEL	1988-Jun-14	2017-Jun-14	1	16.00	$400	$0	FN
1046751	LEBEL	1988-Jun-14	2017-Jun-14	1	16.00	$400	$0	FN
1046752	LEBEL	1988-Jun-14	2017-Jun-14	1	16.00	$400	$0	FN
1046753	LEBEL	1988-Jun-14	2017-Jun-14	1	16.00	$400	$0	FN
1046754	LEBEL	1988-Jun-14	2017-Jun-14	1	16.00	$400	$0	FN
1046755	LEBEL	1988-Jun-14	2017-Jun-14	1	16.00	$400	$0	FN
1046756	LEBEL	1988-Jun-14	2017-Jun-14	1	16.00	$400	$0	FN
1046757	LEBEL	1988-Jun-14	2017-Jun-14	1	16.00	$400	$0	FN
1046758	LEBEL	1988-Jun-14	2017-Jun-14	1	16.00	$400	$0	FN
1046759	LEBEL	1988-Jun-14	2017-Jun-14	1	16.00	$400	$0	FN
1046760	LEBEL	1988-Jun-14	2017-Jun-14	1	16.00	$400	$130	FN
1046761	LEBEL	1988-Jun-14	2017-Jun-14	1	16.00	$400	$0	FN
1046762	LEBEL	1988-Jun-14	2017-Jun-14	1	16.00	$400	$130	FN
1046763	LEBEL	1988-Jun-14	2017-Jun-14	1	16.00	$400	$0	FN
1046764	LEBEL	1988-Jun-14	2017-Jun-14	1	16.00	$400	$130	FN
1046765	LEBEL	1988-Jun-14	2017-Jun-14	1	16.00	$400	$0	FN
1046766	LEBEL	1988-Jun-14	2017-Jun-14	1	16.00	$400	$0	FN
1046767	LEBEL	1988-Jun-14	2017-Jun-14	1	16.00	$400	$0	FN
1046768	LEBEL	1988-Jun-14	2017-Jun-14	1	16.00	$400	$0	FN
1046769	LEBEL	1988-Jun-14	2017-Jun-14	1	16.00	$400	$0	FN
1046770	LEBEL	1988-Jun-14	2017-Jun-14	1	16.00	$400	$0	FN
1046771	LEBEL	1988-Jun-14	2017-Jun-14	1	16.00	$400	$0	FN

Claim #	Township	Staked	Anniversary	Units	Area (Ha.)	Work Req’d	Reserve	Royalty
1046772	LEBEL	1988-Jun-14	2017-Jun-14	1	16.00	$400	$0	FN
1046773	LEBEL	1988-Jun-14	2017-Jun-14	1	16.00	$400	$0	FN
1046774	LEBEL	1988-Jun-14	2017-Jun-14	1	16.00	$400	$0	FN
1046775	LEBEL	1988-Jun-14	2017-Jun-14	1	16.00	$400	$0	FN
1046776	LEBEL	1988-Jun-14	2017-Jun-14	1	16.00	$400	$0	FN
1046777	LEBEL	1988-Jun-14	2017-Jun-14	1	16.00	$400	$0	FN
1046778	LEBEL	1988-Jun-14	2017-Jun-14	1	16.00	$400	$0	FN
1046779	LEBEL	1988-Jun-14	2017-Jun-14	1	16.00	$400	$0	FN
1046780	LEBEL	1988-Jun-14	2017-Jun-14	1	16.00	$400	$0	FN
1046781	LEBEL	1988-Jun-14	2017-Jun-14	1	16.00	$400	$0	FN
1046782	LEBEL	1988-Jun-14	2017-Jun-14	1	16.00	$400	$0	FN
1046783	LEBEL	1988-Jun-14	2017-Jun-14	1	16.00	$400	$0	FN
1046784	LEBEL	1988-Jun-14	2017-Jun-14	1	16.00	$400	$0	FN
1046785	LEBEL	1988-Jun-14	2017-Jun-14	1	16.00	$400	$0	FN
1046786	LEBEL	1988-Jun-14	2017-Jun-14	1	16.00	$400	$0	FN
1046787	LEBEL	1988-Jun-14	2017-Jun-14	1	16.00	$400	$0	FN
1046788	LEBEL	1988-Jun-14	2017-Jun-14	1	16.00	$400	$0	FN
1046789	LEBEL	1988-Jun-14	2017-Jun-14	1	16.00	$400	$0	FN
1046790	LEBEL	1988-Jun-14	2017-Jun-14	1	16.00	$400	$0	FN
1046791	LEBEL	1988-Jun-14	2017-Jun-14	1	16.00	$400	$0	FN
1046792	LEBEL	1988-Jun-14	2017-Jun-14	1	16.00	$400	$0	FN
1046793	LEBEL	1988-Jun-14	2017-Jun-14	1	16.00	$400	$0	FN
1046794	LEBEL	1988-Jun-14	2017-Jun-14	1	16.00	$400	$0	FN
1046823	BOSTON	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1046951	LEBEL	1988-Jun-17	2017-Jun-17	1	16.00	$400	$0	FN
1046952	LEBEL	1988-Jun-17	2017-Jun-17	1	16.00	$400	$0	FN
1046953	LEBEL	1988-Jun-17	2017-Jun-17	1	16.00	$400	$0	FN
1046954	LEBEL	1988-Jun-17	2017-Jun-17	1	16.00	$400	$0	FN
1046955	LEBEL	1988-Jun-17	2017-Jun-17	1	16.00	$400	$0	FN
1047111	LEBEL	1988-Jun-17	2017-Jun-17	1	16.00	$400	$0	FN
1047112	LEBEL	1988-Jun-17	2017-Jun-17	1	16.00	$400	$0	FN

Claim #	Township	Staked	Anniversary	Units	Area (Ha.)	Work Req’d	Reserve	Royalty
1047113	LEBEL	1988-Jun-17	2017-Jun-17	1	16.00	$400	$0	FN
1047114	LEBEL	1988-Jun-17	2017-Jun-17	1	16.00	$400	$0	FN
1047115	LEBEL	1988-Jun-17	2017-Jun-17	1	16.00	$400	$0	FN
1047116	LEBEL	1988-Jun-17	2017-Jun-17	1	16.00	$400	$0	FN
1047117	LEBEL	1988-Jun-17	2017-Jun-17	1	16.00	$400	$0	FN
1047118	LEBEL	1988-Jun-17	2017-Jun-17	1	16.00	$400	$0	FN
1047119	LEBEL	1988-Jun-17	2017-Jun-17	1	16.00	$400	$0	FN
1047120	LEBEL	1988-Jun-17	2017-Jun-17	1	16.00	$400	$0	FN
1047121	LEBEL	1988-Jun-17	2017-Jun-17	1	16.00	$400	$0	FN
1047122	LEBEL	1988-Jun-17	2017-Jun-17	1	16.00	$400	$0	FN
1047123	LEBEL	1988-Jun-17	2017-Jun-17	1	16.00	$400	$0	FN
1047124	LEBEL	1988-Jun-17	2017-Jun-17	1	16.00	$400	$0	FN
1047125	LEBEL	1988-Jun-17	2017-Jun-17	1	16.00	$400	$0	FN
1047131	LEBEL	1988-Jun-17	2017-Jun-17	1	16.00	$400	$0	FN
1047132	LEBEL	1988-Jun-17	2017-Jun-17	1	16.00	$400	$0	FN
1047133	LEBEL	1988-Jun-17	2017-Jun-17	1	16.00	$400	$0	FN
1047134	LEBEL	1988-Jun-17	2017-Jun-17	1	16.00	$400	$0	FN
1047135	LEBEL	1988-Jun-17	2017-Jun-17	1	16.00	$400	$0	FN
1047151	LEBEL	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1047152	LEBEL	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1047153	LEBEL	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1047154	LEBEL	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1047155	LEBEL	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1047156	LEBEL	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1047157	LEBEL	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1047158	LEBEL	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1047159	LEBEL	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1047160	LEBEL	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1047161	LEBEL	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1047162	LEBEL	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN

Claim #	Township	Staked	Anniversary	Units	Area (Ha.)	Work Req’d	Reserve	Royalty
1047163	LEBEL	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1047164	LEBEL	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1047165	LEBEL	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1047166	LEBEL	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1047167	LEBEL	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1047168	LEBEL	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1047169	LEBEL	1988-Jun-13	2017-Jun-13	1	16.00	$400	$0	FN
1214386	LEBEL	1996-Jun-10	2017-Jun-10	1	16.00	$400	$545	FN, A
1214387	LEBEL	1996-Jun-10	2017-Jun-10	1	16.00	$400	$895	FN, A
1214388	LEBEL	1996-Jun-10	2017-Jun-10	1	16.00	$400	$12,345	FN, A
1214389	LEBEL	1996-Jun-10	2017-Jun-10	1	16.00	$400	$17,547	FN, A
1214390	LEBEL	1996-Jun-10	2017-Jun-10	1	16.00	$400	$895	FN, A
1214391	LEBEL	1996-Jun-10	2017-Jun-10	1	16.00	$400	$910	FN, A
1214392	LEBEL	1996-Jun-10	2017-Jun-10	1	16.00	$400	$895	FN, A
1214393	LEBEL	1996-Jun-10	2017-Jun-10	1	16.00	$400	$895	FN, A
1214394	LEBEL	1996-Jun-10	2017-Jun-10	1	16.00	$400	$895	FN, A
1217404	LEBEL	1996-Jun-10	2017-Jun-10	1	16.00	$400	$50	FN, A

Royalty Description

A: 1.5% Payable on all ores mined from the claims to Dyment et. al.

FN: 2.0% NSR Payable to Franco Nevada Canada Corp.

xviii. Mary Ann Property

Claim#	Type	Township	PIN	Tax Account	Tax Fees	Due	Area (Ha.)	G#	Reserve	Parcel	Royalty

LS87	Patent	Gauthier	61226-0099 MRO	T***0259	43.01	01-Feb	10.75			10773CST	A, C
			61226-0266 SRO							1566CST	A, C
L7732	Patent	Gauthier	61226-0099 MRO	T***0259	67.45	01-Feb	16.86			10773CST	A, C
			61226-0192 SRO							1222CST	A, C

Claim#	Type	Township	PIN	Tax Account	Tax Fees	Due	Area (Ha.)	G#	Reserve	Parcel	Royalty
L7914	Patent	Gauthier	61226-0099 MRO	T***0259	69.6	01-Feb	17.40			10773CST	A, C
			61226-0258 SRO							1238CST	A, C
L8793	Patent	Gauthier	61226-0099 MRO	T***0259	72.68	01-Feb	18.17			10773CST	A, C
			61226-0098 SRO							1738CST	A, C
L8794	Patent	Gauthier	61226-0099 MRO	T***0259	66.37	01-Feb	16.59			10773CST	A, C
			61226-0123 SRO							1739CST	A, C
L8795	Patent	Gauthier	61226-0099 MRO	T***0259	66.86	01-Feb	16.72			10773CST	A, C
			61226-0106 SRO							1740CST	A, C
L8796	Patent	Gauthier	61226-0099 MRO	T***0259	66.37	01-Feb	16.59			10773CST	A, C
			61226-0133 SRO							1737CST	A, C
JS134 (L8798)	Patent	Gauthier	61226-0099 MRO	T***0259	67.82	01-Feb	16.96			10773CST	A, C
			61226-0134 SRO							1736CST	A, C
L9430	Patent	Gauthier	61226-0099 MRO	T***0259	52.45	01-Feb	13.11			10773CST	A, C
			61226-0132 SRO							2087CST	A, C
L9611	Patent	Gauthier	61226-0099 MRO	T***0259	72.04	01-Feb	18.01			10773CST	A, C
			61226-0191 SRO							2121CST	A, C
L9698	Patent	Gauthier	61226-0099 MRO	T***0259	68.64	01-Feb	17.16			10773CST	A, C
			61226-0189 SRO							2124CST	A, C
L11787	Patent	Gauthier	61226-0099 MRO	T***0259	37.56	01-Feb	9.39			10773CST	A, C
			61226-0187 SRO							2122CST	A, C
L11788	Patent	Gauthier	61226-0099 MRO	T***0259	66.37	01-Feb	16.59			10773CST	A, C
			61226-0188 SRO							2123CST	A, C

L12881	Patent	McVittie	61225-0420 MRO	T***0259	85.63	01-Feb	21.41			10773CST	A, C
L12882	Patent	McVittie	61225-0420 MRO	T***0259	84.24	01-Feb	21.06			10773CST	A, C
L12883	Patent	McVittie	61225-0420 MRO	T***0259	52.28	01-Feb	13.07			10773CST	A, C
L13142	Patent	McVittie	61225-0420 MRO	T***0259	57.3	01-Feb	14.33			10773CST	A, C
L13497	Patent	McVittie	61225-0420 MRO	T***0259	58.6	01-Feb	14.65			10773CST	A, C
L19690	Patent	Gauthier	61226-0100 MRO	T***0259	79.32	01-Feb	19.83			10773CST	A, C
	LO	Gauthier	10937	LO**0399	26.31	01-Aug	5.26				A, B
L22930	Patent	McVittie	61225-0420 MRO	T***0259	104.15	01-Feb	26.04			10773CST	A, C

Claim#	Type	Township	PIN	Tax Account	Tax Fees	Due	Area (Ha.)	G#	Reserve	Parcel	Royalty
L22931	Patent	Gauthier	61226-0100 MRO	T***0259	29.14	01-Feb	7.29			10773CST	A, C
	LO	Gauthier	10934	LO**0399	12.49	01-Aug	2.50				A, B
L22932	Patent	McVittie	61225-0420 MRO	T***0259	50.91	01-Feb	12.73			10773CST	A, C
L31366	Patent	McVittie	61225-0420 MRO	T***0259	47.53	01-Feb	11.88			10773CST	A, C
L34740	Patent	Gauthier	61226-0100 MRO	T***0259	40.47	01-Feb	10.12			10773CST	A, C
	LO	Gauthier	10933	LO**0399	15.58	01-Aug	3.12				A, B

Royalty Description

A: 1.5% NSR Payable to 657873 Ontario Ltd.

B: 0.5% NSR Payable to Ztest Electronics Inc.

C: 0.5% NSR Payable to Northern Cross Minerals Inc.

xix. McElroy Property

Claim #	Township	Staked	Anniversary	Units	Area (Ha.)	Work Req’d	Reserve

4269844	Boston	23-Apr-12	23-Apr-14	14	224	$5,200
4269845	Boston	23-Apr-12	23-Apr-14	2	32	$800
4269846	Boston	23-Apr-12	23-Apr-14	2	32	$800
4257345	McElroy	04-May-12	04-May-14	6	96	$2,400
4269812	McElroy	04-May-12	04-May-14	5	80	$2,000
4269813	McElroy	04-May-12	04-May-14	6	96	$2,400
4269815	McElroy	04-May-12	04-May-14	15	240	$6,000
4257346	McElroy	11-May-12	11-May-14	12	192	$4,800
4257347	McElroy	11-May-12	11-May-14	15	240	$6,000
4269828	McElroy	11-May-12	11-May-14	16	256	$6,400
4269829	McElroy	11-May-12	11-May-14	16	256	$6,400
4269830	McElroy	11-May-12	11-May-14	7	112	$2,800
4269831	McElroy	11-May-12	11-May-14	8	128	$3,200
4269832	McElroy	11-May-12	11-May-14	6	96	$2,400
4269833	McElroy	11-May-12	11-May-14	7	112	$2,800

Claim #	Township	Staked	Anniversary	Units	Area (Ha.)	Work Req’d	Reserve
4269834	McElroy	11-May-12	11-May-14	14	224	$5,200
4269835	McElroy	11-May-12	11-May-14	16	256	$6,400
4269814	McElroy	03-Oct-12	03-Oct-14	16	256	$6,400
04269845	McElroy	03-Oct-12	03-Oct-14	8	128	$3,200
04269846	McElroy	03-Oct-12	03-Oct-14	12	192	$4,800

xx. Misema Property

Claim#	Type	Township	PIN	Tax Account	Tax Fees	Due	Area (Ha.)	G#	Reserve	Parcel	Royalty

L9129	Patent	Gauthier	61226-0262				17.89			3502CST	A
L9127	Patent	Gauthier	61226-0263				22.95			3501CST	A
L9113	Patent	Gauthier	61226-0575				15.38			3505CST	A
L9111	Patent	Gauthier	61226-0576				18.62			3503CST	A
L9112	Patent	Gauthier	61226-0586				18.82			3504CST	A
L9124	Patent	Gauthier	61226-0587				16.59			3500CST	A
L9125	Patent	Gauthier	61226-0594				23.27			3506CST	A
L9126	Patent	Gauthier	61226-0595				16.31			3507CST	A

Royalty Description

A: 2% NSR Payable to Misima Resources Ltd.

xxi. Canadian Kirkland (Munro) Property

Claim #	Township	Staked	Anniversary	Units	Area (Ha.)	Work Req’d	Reserve	Royalty

1225507	GAUTHIER	1998-May-13	2019-May-13	6	96.00	$2,400	$0	FN
1225731	GAUTHIER	1998-Nov-30	2014-Nov-30	3	48.00	$1,200	$0	FN
1227221	GAUTHIER	1998-Sep-10	2014-Sep-10	1	16.00	$400	$0	FN
1227222	GAUTHIER	1998-Sep-10	2014-Sep-10	1	16.00	$400	$0	FN

1227223	GAUTHIER	1998-Sep-10	2014-Sep-10	1	16.00	$400	$0	FN
1227326	GAUTHIER	1998-Oct-16	2014-Oct-16	1	16.00	$400	$0	FN

Claim#	Type	Township	PIN	Tax Account	Tax Fees	Due	Area (Ha.)	G#	Reserve	Parcel	Royalty	Expiry

L9147	Patent	Gauthier	61226-0212 MRO	T***0018	105.95	01-Feb	26.49			13316CST	FN, A
L9494	Patent	Gauthier	61226-0216 MRO	T***0467	70.42	01-Feb	17.61			11451CST	FN, A, B
L9495	Patent	Gauthier	61226-0220 MRO	T***0467	70.42	01-Feb	17.61			11452CST	FN, A, B
L9691	Patent	Gauthier	61226-0218 MRO	T***0467	95.5	01-Feb	23.88			2559CST	FN, A, B
L9910	Patent	Gauthier	61226-0712 MRO	T***0467	70.74	01-Feb	17.69	G8000875		11457CST	FN, A, B
L9960	Patent	Gauthier	61226-0224 MRO	T***0467	86.28	01-Feb	21.57				FN, A, B
L9986	Patent	Gauthier	61226-0222 MRO	T***0467	75.27	01-Feb	18.82				FN, A, B
L9987	Patent	Gauthier	61226-0214 MRO	T***0467	80.13	01-Feb	20.03			11455CST	FN, A, B
L9994	Patent	Gauthier	61226-0299 MRO	T***0467	93.72	01-Feb	23.43			11546CST	FN, A
L27224	Patent	Gauthier	61226-0225	T***1257	85.71	01-Feb	21.43			5402CST	FN, A
L27225	Patent	Gauthier	61226-0226	T***1257	93.74	01-Feb	23.44			5403CST	FN, A
L29895	Patent	Gauthier	61226-0290	T***1257	48.43	01-Feb	12.11			5404CST	FN, A
L30270	Patent	Gauthier	61226-0630	T***1257	27.45	01-Feb	6.86			7279CST	FN
L30271	Patent	Gauthier	61226-0631	T***1257	75.71	01-Feb	18.93			6852CST	FN
L30708	Patent	Gauthier	61226-0292	T***1257	82.34	01-Feb	20.59			5405CST	FN, A
L30709	Patent	Gauthier	61226-0293	T***1257	111.5	01-Feb	27.88	G8000881	$49,822	5406CST	FN, A
L33317	Patent	Gauthier	61226-0659	T***1257	25.85	01-Feb	6.46			5417CST	FN, A
L39483	Patent	Gauthier	61226-0624	T***1257	75.04	01-Feb	18.76			6854CST	FN
L40017	Patent	Gauthier	61226-0632	T***1257	91.17	01-Feb	22.79			6986CST	FN
L40315	Patent	Gauthier	61226-0658	T***1257	70.01	01-Feb	17.50	G8000876	$19,201	6239CST	FN, A
L40569	Patent	Gauthier	61226-0626	T***1257	31.48	01-Feb	7.87			6979CST	FN
L40570	Patent	Gauthier	61226-0627	T***1257	61.35	01-Feb	15.34			6988CST	FN
L40571	Patent	Gauthier	61226-0629	T***1257	69.85	01-Feb	17.46			6985CST	FN
L40572	Patent	Gauthier	61226-0628	T***1257	25.84	01-Feb	6.46			6978CST	FN
L40643	Patent	Gauthier	61226-0633	T***1257	82.57	01-Feb	20.64			6987CST	FN
L40718	Patent	Gauthier	61226-0623	T***1257	65.72	01-Feb	16.43			6984CST	FN
L41670	Patent	Gauthier	61226-0660	T***1257	55.3	01-Feb	13.83			6241CST	FN, A

Claim#	Type	Township	PIN	Tax Account	Tax Fees	Due	Area (Ha.)	G#	Reserve	Parcel	Royalty	Expiry
L41671	Patent	Gauthier	61226-0638	T***1257	58.13	01-Feb	14.53	G8000883	$26,379	6242CST	FN, A
L41672	Patent	Gauthier	61226-0661	T***1257	33.25	01-Feb	8.31	G8000884	$18,639	6240CST	FN, A
CLM281	Lease	Gauthier	61226-0707	LT**0325	776.27	01-Jun	258.76	G8000874	$53,726	5577LTIM	FN, A	31-May-30
L9985	Patent	Lebel	61227-0587 MRO	T***0467	63.94	01-Feb	15.99			11449CST	FN, A, B
CLM282	Lease	Lebel	61227-0513	LT**0324	1244.39	01-Mar	414.79	G8000905	$222,289		FN, A	28-Feb-30
L643152	Lease	Lebel	61227-0660 MRO	LT**0338	12.47	01-Jun	4.16			5747LTIM	FN, A	31-May-19
L1096804	Lease	Lebel	61227-0660				0.00			5747LTIM	FN, A	31-May-19
L30205	Patent	McElroy	61245-0001	T***1257	68	01-Feb	17.00			7398CST
L31836	Patent	McElroy	61245-0002	T***1257	68.25	01-Feb	17.06			7397CST
L403198	Lease	Lebel	61227-9577 MRO	LT**0323		01-Feb	0.00					31-Jan-30
L441233	Lease	Gauthier	61226-0636	LT**0325	38.34	01-Aug	12.78			5586LTIM	FN, A	31-Jul-30

Royalty Description

A: 2%NSR derived from 65% of total production payable to Canico.

B:  5% of the “Mine Value” Payable to Biroco Kirkland Mines Ltd.

C: 2% NSR Payable to MJ Labine.

D: 1.5% NSR Payable to GE Parsons.

FN: 2.0% NSR Payable to Franco Nevada Canada Corp.

xxii. Pawnee Property

Claim#	Type	Township	PIN	Tax Account	Tax Fees	Due	Area (Ha.)	G#	Reserve	Parcel	Royalty	Expiry

LS464	Patent	Lebel	61227-0466							840CST	FN
LS465	Patent	Lebel	61227-0463							817CST	FN
LS466	Patent	Lebel	61227-0462							818CST	FN
LS467	Patent	Lebel	61227-0465							8436CST	FN
CLM131	Lease	Lebel	61227-0458	LT**0237	1198.63	01-Aug	399.542			5012LT	FN	31-Jul-14
CLM132	Lease	Lebel	61227-0657 MRO	LT**0237	503.43	01-Mar	167.811			5333LT	FN	28-Feb-19
L94199	Lease	Lebel	61227-0504			01-Aug	11.849			5011LTIM	FN	31-Jul-14

Claim #	Township	Staked	Anniversary	Units	Area (Ha.)	Work Req’d	Reserve

4269808	Lebel	24-Jun-13	24-Jun-15	1	16	$400

Royalty Description

FN: 2.0% NSR Payable to Franco Nevada Canada Corp.

xxiii. Princeton Property

Claim #	Township	Staked	Anniversary	Units	Area (Ha.)	Work Req’d	Reserve	Royalty

1222220	GAUTHIER	1998-Jun-26	2014-Sep-01	2	32.00	$800	$0	FN
1226813	GAUTHIER	1998-Jun-30	2019-May-11	1	16.00	$400	$0	FN
1227176	GAUTHIER	1998-Jun-03	2014-Sep-01	1	16.00	$400	$0	FN
1227180	GAUTHIER	1998-Jun-03	2014-Sep-01	1	16.00	$400	$0	FN
1227181	GAUTHIER	1998-Jun-03	2014-Sep-01	1	16.00	$400	$0	FN
1242099	GAUTHIER	2000-Aug-09	2014-Aug-09	1	16.00	$400	$0	FN

Claim#	Type	Township	PIN	Tax Account	Tax Fees	Due	Area (Ha.)	G#	Reserve	Parcel	Royalty

L458	Patent	Gauthier	61226-0554 MRO	T***0064	31.56	01-Feb	7.89	G8080174		1543NND	FN, A
L813	Patent	Gauthier	61226-0554 MRO	T***0064	63.62	01-Feb	15	G8080176	$116,539	1544NND	FN, A
L814	Patent	Gauthier	61226-0554 MRO	T***0064	34.32	01-Feb	8.58	G8080177	$21,967	1545NND	FN, A
L815	Patent	Gauthier	61226-0554 MRO	T***0064	37.72	01-Feb	9.429	G8000850	$35,290	1546NND	FN, A
L529	Patent	Gauthier	61226-0554 MRO	T***0064	65.24	01-Feb	16.31	G8080175	$452,482	1547NND	FN, A
L854	Patent	Gauthier	61226-0554 MRO	T***0064	26.06	01-Feb	6.52				FN, A
L1065	Patent	Gauthier	61226-0554 MRO	T***0064	67.02	01-Feb	16.75	G8080178	$219,918	1636NND	FN, A
ED391	Patent	Gauthier	61226-0554 MRO	T***0064	67.34	01-Feb	16.84				FN, A
ED392	Patent	Gauthier	61226-0554 MRO	T***0064	67.02	01-Feb	16.75	G8080171	$219,791	7732NND	FN, A
HS182	Patent	Gauthier	61226-0554 MRO	T***0064	59.89	01-Feb	14.97	G8080172	$12,277	1563CST	FN, A
HS183	Patent	Gauthier	61226-0554 MRO	T***0064	58.28	01-Feb	14.57	G8080173	$8,911	1564CST	FN, A
L9205	Patent	Gauthier	61226-0554 MRO	T***0064	54.88	01-Feb	13.719	G8000866		1816CST	FN, A

L9767	Patent	Gauthier	61226-0554 MRO	T***0064	42.9	01-Feb	10.73				FN, A
L9622	Patent	Gauthier	61226-0554 MRO	T***0064	62.16	01-Feb	15.54	G8000892	$80,769	2184CST	FN, A
L9296	Patent	Gauthier	61226-0554 MRO	T***0064	70.09	01-Feb	17.523	G8000849	$67,462	2185CST	FN, A
L9204	Patent	Gauthier	61226-0554 MRO	T***0064	46.78	01-Feb	11.695	G8000865	$29,825	2186CST	FN, A
L9623	Patent	Gauthier	61226-0554 MRO	T***0064	81.26	01-Feb	20.31	G8000893	$91,893	2191CST	FN, A

Royalty Description

A: 1.5% on all ores mined from the Claims Payable to 819065 Ontario Ltd.

FN: 2.0% NSR Payable to Franco Nevada Canada Corp.

xxiv. Rand Ross Property

Claim #	Township	Staked	Anniversary	Units	Area (Ha.)	Work Req’d	Reserve	Royalty

1111439	TECK	1989-Jun-01	2019-Jun-01	1	16.00	$400	$19,125	FN
1111440	TECK	1989-Jun-01	2019-Jun-01	1	16.00	$400	$17,533	FN
1111441	TECK	1989-Jun-01	2019-Jun-01	1	16.00	$400	$24,756	FN
1111453	TECK	1989-Jun-01	2019-Jun-01	1	16.00	$400	$25,575	FN
1132251	TECK	1990-May-18	2019-May-18	1	16.00	$400	$5,630	FN
1132280	TECK	1990-May-18	2019-May-18	1	16.00	$400	$7,464	FN
1146063	TECK	1990-May-18	2018-May-18	1	16.00	$400	$15,697	FN
1222172	TECK	1998-Jul-21	2014-Jul-21	1	16.00	$400	$0	FN
1225888	LEBEL	1999-Jun-03	2019-Jun-03	2	32.00	$800	$0	FN
3006753	LEBEL	2004-Jun-02	2017-Jun-02	1	16.00	$400	$0
3010098	LEBEL	2003-Jun-26	2019-Jun-26	1	16.00	$400	$0
3010099	LEBEL	2003-Jun-26	2019-Jun-26	1	16.00	$400	$0

Claim#	Type	Township	PIN	Tax Account	Tax Fees	Due	Area (Ha.)	G#	Reserve	Parcel	Royalty

L1449	Patent	Lebel	61227-0446 MRO				16.6			1390CST	FN
L1479	Patent	Lebel	61227-0425				12			2487TIM	FN
L1480	Patent	Lebel	61227-0429							2488TIM	FN

Claim#	Type	Township	PIN	Tax Account	Tax Fees	Due	Area (Ha.)	G#	Reserve	Parcel	Royalty
L1872	Patent	Lebel	61227-0427							2654TIM	FN
L1873	Patent	Lebel	61227-0419							2655TIM	FN
L2029	Patent	Lebel	61227-0403							624CST	FN	6/8 to Osisko Mining Ltd., 2/8 EL Ritchie and 2/8 AC Phipps (Estate of JI Ritchie)
L2030	Patent	Lebel	61227-0605							625CST	FN
L2034	Patent	Lebel	61227-0417				15.34			3898CST	FN
L2249	Patent	Teck	61402-0793 MRO				3.45			6493CST	FN
L2250	Patent	Teck	61402-0793 MRO				3.94			6493CST	FN
L2345	Patent	Lebel	61227-0433							1950TIM	FN
L2769	Patent	Lebel	61227-0440							739CST	FN
L2770	Patent	Lebel	61227-0438							738CST	FN
L2880	Patent	Teck	61402-0895 MRO							3520CST	FN
L6483	Patent	Lebel	61227-0410	T**0376	88.22	01-Feb	22.06			5050CST	FN, A
L2396	Patent	Lebel	61227-0411	T**0376	39.01	01-Feb	9.75			461CST	FN, A
L2400	Patent	Lebel	61227-0412	T**0376	55.04	01-Feb	13.76			462CST	FN, A
L2401	Patent	Lebel	61227-0413	T**0376	55.52	01-Feb	13.88			463CST	FN, A
L7418	Patent	Lebel	61227-0409	T**0376	81.18	01-Feb	20.30			1172CST	FN, A
L7419	Patent	Lebel	61227-0408	T**0376	74.14	01-Feb	18.54			1173CST	FN, A
L7420	Patent	Lebel	61227-0407	T**0376	56.01	01-Feb	14.00			1174CST	FN, A
L7778	Patent	Teck	61402-0829 MRO				13.40			6597CST	FN
L7859	Patent	Lebel	61227-0431							1613CST	FN
L7875	Patent	Lebel	61227-0415				14.36			3724CST	FN
L8080	Patent	Lebel	61227-0596				8.66			3746CST	FN
L8861	Patent	Lebel	61227-0423							1756CST	FN
L8862	Patent	Lebel	61227-0421							1755CST	FN
L9852	Patent	Teck	61402-0793 MRO				16.11			6493CST	FN

Royalty Description

A: 2.5%NSR Payable to MK Ross

FN: 2.0% NSR Payable to Franco Nevada Canada Corp.

xxv. Robertson Property

Claim #	Township	Staked	Anniversary	Units	Area (Ha.)	Work Req’d	Reserve	Royalty

983163	ROBERTSON	1987-Sep-21	2018-Sep-21	1	16.00	$400	$0	A
983164	ROBERTSON	1987-Sep-21	2018-Sep-21	1	16.00	$400	$0	A
983165	ROBERTSON	1987-Sep-21	2018-Sep-21	1	16.00	$400	$108,690	A
983166	ROBERTSON	1987-Sep-21	2018-Sep-21	1	16.00	$400	$0	A
983167	ROBERTSON	1987-Sep-21	2018-Sep-21	1	16.00	$400	$0	A
983168	ROBERTSON	1987-Sep-21	2018-Sep-21	1	16.00	$400	$0	A
983169	ROBERTSON	1987-Sep-21	2018-Sep-21	1	16.00	$400	$0	A
983170	ROBERTSON	1987-Sep-21	2018-Sep-21	1	16.00	$400	$0	A
1014348	ROBERTSON	1987-Sep-21	2018-Sep-21	1	16.00	$400	$0	A
1073668	ROBERTSON	1989-Feb-24	2018-Feb-24	1	16.00	$400	$0	A
1073669	ROBERTSON	1989-Feb-24	2018-Feb-24	1	16.00	$400	$0	A
1073670	ROBERTSON	1989-Feb-24	2018-Feb-24	1	16.00	$400	$0	A
1073717	ROBERTSON	1989-Feb-24	2017-Feb-24	1	16.00	$400	$0	A
1073721	ROBERTSON	1989-Feb-24	2018-Feb-24	1	16.00	$400	$0	A
1145901	ROBERTSON	1990-Aug-08	2018-Aug-08	1	16.00	$400	$0	B
1145902	ROBERTSON	1990-Aug-08	2018-Aug-08	1	16.00	$400	$0	B
1168344	ROBERTSON	1991-Jan-17	2017-Jan-18	1	16.00	$400	$0
1168404	ROBERTSON	1991-Jan-17	2017-Jan-18	1	16.00	$400	$0
1168705	ROBERTSON	1991-Jan-17	2017-Jan-18	1	16.00	$400	$0
1171743	ROBERTSON	1991-Jan-07	2017-Jan-18	1	16.00	$400	$0
1171744	ROBERTSON	1991-Jan-07	2017-Jan-18	1	16.00	$400	$0
1171749	ROBERTSON	1991-Jan-07	2017-Jan-18	1	16.00	$400	$0
1171750	ROBERTSON	1991-Jan-07	2017-Jan-18	1	16.00	$400	$0
1171923	ROBERTSON	1991-Jan-07	2017-Jan-18	1	16.00	$400	$0
1171924	ROBERTSON	1991-Jan-07	2017-Jan-18	1	16.00	$400	$0

Claim #	Township	Staked	Anniversary	Units	Area (Ha.)	Work Req’d	Reserve	Royalty
1171925	ROBERTSON	1991-Jan-07	2017-Jan-18	1	16.00	$400	$0
1171926	ROBERTSON	1991-Jan-07	2017-Jan-18	1	16.00	$400	$0

Royalty Description

A: 1.0% NSR Payable to AJ Willy & HM Batisse

B: 10% NPI (to be determined as per QMI Master Schedule)

xxvi. Skead Property

Claim #	Township	Staked	Anniversary	Units	Area (Ha.)	Work Req’d	Reserve	Royalty

1226891	GAUTHIER	2004-Dec-13	2014-Dec-13	8	128.00	$3,157	$25,643	A
3010060	GAUTHIER	2004-Nov-18	2014-Nov-18	1	16.00	$106	$0	A
4202030	GAUTHIER	2006-Mar-03	2015-Mar-03	2	32.00	$584	$0	A

Royalty Description

A: 2.5% NSR Payable to Skead Holdings Ltd.

xxvii. Skead Mcgregor Property

This property is subject to the Skead-MacGregor Property Option Agreement, dated as of March 9, 2011, as amended by an Amending Agreement, dated as of March 6, 2013, and by a Second Amending Agreement, dated as of March 7, 2014

Claim #	Township	Staked	Anniversary	Units	Area (Ha.)	Work Req’d	Reserve	Royalty	Holder

667832	GAUTHIER	1983-Feb-02	2020-May-18	1	16.00	$400	$0		Skead Holdings Ltd.
667833	MCVITTIE	1983-Feb-02	2020-May-18	1	16.00	$400	$0		Skead Holdings Ltd.
736730	GAUTHIER	1984-Jan-03	2020-Jan-03	1	16.00	$400	$0		Skead Holdings Ltd.
736731	GAUTHIER	1984-Jan-03	2020-Jan-03	1	16.00	$400	$0		Skead Holdings Ltd.
736732	GAUTHIER	1984-Jan-03	2020-Jan-03	1	16.00	$400	$0		Skead Holdings Ltd.
736729	GAUTHIER	1984-Jan-03	2020-Jan-03	1	16.00	$400	$0		Skead Holdings Ltd.
760496	GAUTHIER	1984-Jan-05	2018-Jan-05	1	16.00	$400	$0		Skead Holdings Ltd.

Claim #	Township	Staked	Anniversary	Units	Area (Ha.)	Work Req’d	Reserve	Royalty	Holder
800064	GAUTHIER	1984-Jun-08	2020-Apr-06	1	16.00	$400	$0		Skead Holdings Ltd.
821910	MCVITTIE	1984-Dec-06	2020-Dec-06	1	16.00	$400	$0		Skead Holdings Ltd.
821928	GAUTHIER	1985-Apr-03	2020-Apr-03	1	16.00	$400	$0		Skead Holdings Ltd.
859823	MCVITTIE	1986-Feb-20	2020-Feb-20	1	16.00	$400	$111	C	Skead Holdings Ltd.
892020	HEARST	1986-Dec-17	2020-Dec-17	1	16.00	$400	$0		Skead Holdings Ltd.
893730	GAUTHIER	1986-Aug-08	2020-Aug-08	1	16.00	$400	$0		Skead Holdings Ltd.
893731	GAUTHIER	1986-Aug-08	2020-Aug-08	1	16.00	$400	$0		Skead Holdings Ltd.
917318	HEARST	1986-Dec-17	2020-Dec-17	1	16.00	$400	$0		Skead Holdings Ltd.
979566	MCELROY	1987-Jun-03	2020-Apr-02	1	16.00	$400	$0	A	Skead Holdings Ltd.
980319	MCELROY	1987-Jun-23	2020-Oct-07	1	16.00	$400	$0		Skead Holdings Ltd.
980385	MCELROY	1987-May-05	2020-Aug-19	1	16.00	$400	$0		Skead Holdings Ltd.
980386	MCELROY	1987-May-05	2020-Aug-19	1	16.00	$400	$0		Skead Holdings Ltd.
980387	MCELROY	1987-May-05	2020-Aug-19	1	16.00	$400	$0		Skead Holdings Ltd.
980388	MCELROY	1987-May-05	2020-Aug-19	1	16.00	$400	$0		Skead Holdings Ltd.
981875	GAUTHIER	1987-Jun-01	2020-Jun-01	1	16.00	$400	$0		Skead Holdings Ltd.
981993	GAUTHIER	1987-Jun-01	2020-Jun-01	1	16.00	$400	$0		Skead Holdings Ltd.
1014694	MCVITTIE	1987-Oct-21	2020-Aug-19	1	16.00	$400	$0		Skead Holdings Ltd.
1045614	MCVITTIE	1988-Apr-12	2020-Apr-12	1	16.00	$400	$0		Skead Holdings Ltd.
1046094	GAUTHIER	1988-May-03	2020-Nov-17	1	16.00	$400	$0		Skead Holdings Ltd.
1046095	GAUTHIER	1988-May-03	2020-May-03	1	16.00	$115	$0		Skead Holdings Ltd.
1096947	MCVITTIE	1989-May-26	2020-May-26	1	16.00	$400	$0		Skead Holdings Ltd.
1167284	GAUTHIER	2002-Jan-16	2020-Jan-16	1	16.00	$400	$0		Skead Holdings Ltd.
1167292	MCVITTIE	2001-Jul-03	2020-Jul-03	2	32.00	$800	$0		Skead Holdings Ltd.
1180405	GAUTHIER	1996-Aug-19	2020-Aug-19	1	16.00	$400	$0		Skead Holdings Ltd.
1180406	GAUTHIER	1996-Aug-19	2020-Aug-19	5	80.00	$2,000	$0		Skead Holdings Ltd.
1180408	GAUTHIER	1996-Aug-19	2020-Aug-19	3	48.00	$1,200	$0		Skead Holdings Ltd.
1180409	GAUTHIER	1996-Aug-19	2020-Aug-19	2	32.00	$800	$0		Skead Holdings Ltd.
1180411	GAUTHIER	1998-Jun-02	2020-Jun-02	1	16.00	$400	$0		Skead Holdings Ltd.

Claim #	Township	Staked	Anniversary	Units	Area (Ha.)	Work Req’d	Reserve	Royalty	Holder
1191274	GAUTHIER	2005-Aug-17	2020-Aug-17	2	32.00	$800	$0		Skead Holdings Ltd.
1191278	GAUTHIER	2005-Aug-17	2020-Aug-17	1	16.00	$400	$0		Skead Holdings Ltd.
1191279	GAUTHIER	2005-Aug-17	2020-Aug-17	4	64.00	$1,600	$0		Skead Holdings Ltd.
1192182	GAUTHIER	2005-Sep-12	2020-Sep-12	1	16.00	$400	$0		Skead Holdings Ltd.
1202539	GAUTHIER	1994-Sep-15	2020-Sep-15	1	16.00	$400	$0		Skead Holdings Ltd.
1202540	GAUTHIER	1994-Sep-15	2020-Sep-15	1	16.00	$400	$0		Skead Holdings Ltd.
1202543	GAUTHIER	1994-Oct-21	2020-Oct-21	2	32.00	$800	$0		Skead Holdings Ltd.
1203499	GAUTHIER	1994-Oct-21	2020-Oct-21	1	16.00	$400	$0		Skead Holdings Ltd.
1205549	GAUTHIER	1994-Dec-20	2020-Dec-20	2	32.00	$800	$0		Skead Holdings Ltd.
1206417	MCELROY	1995-Jun-06	2020-Apr-04	1	16.00	$400	$0		Skead Holdings Ltd.
1206419	GAUTHIER	1995-Jun-06	2020-Jun-06	1	16.00	$400	$0		Skead Holdings Ltd.
1206420	GAUTHIER	1995-Jun-06	2020-Jun-06	1	16.00	$400	$0		Skead Holdings Ltd.
1218208	GAUTHIER	1998-Jun-02	2020-Dec-17	1	16.00	$400	$0		Skead Holdings Ltd.
1218210	GAUTHIER	1998-Jun-02	2020-Dec-17	1	16.00	$400	$0		Skead Holdings Ltd.
1218211	GAUTHIER	1998-Jun-02	2020-Dec-17	1	16.00	$400	$0		Skead Holdings Ltd.
1222247	MCELROY	1997-Oct-10	2020-Oct-10	1	16.00	$400	$0		Skead Holdings Ltd.
1222579	MCELROY	1998-Apr-01	2020-Apr-01	1	16.00	$400	$0		Skead Holdings Ltd.
1222581	MCELROY	1998-Apr-01	2020-Apr-01	1	16.00	$400	$0		Skead Holdings Ltd.
1225162	GAUTHIER	1998-Jun-02	2020-Jun-02	1	16.00	$400	$0		Skead Holdings Ltd.
1242863	MCVITTIE	2001-Jul-23	2020-Jul-23	1	16.00	$400	$0		Skead Holdings Ltd.
1248874	MCVITTIE	2001-Jul-10	2020-Jul-10	1	16.00	$400	$0	D	Skead Holdings Ltd.
3003111	GAUTHIER	2002-Sep-12	2020-Sep-12	5	80.00	$2,000	$0		Skead Holdings Ltd.
3004547	GAUTHIER	2002-Sep-12	2020-Sep-12	1	16.00	$400	$0		Skead Holdings Ltd.
3004548	GAUTHIER	2002-Sep-12	2020-Sep-12	1	16.00	$400	$0		Skead Holdings Ltd.
3006481	MCVITTIE	2003-Jul-09	2020-Jul-09	1	16.00	$303	$0		Skead Holdings Ltd.
3008981	MCVITTIE	2003-Nov-04	2020-Nov-04	1	16.00	$400	$0		Skead Holdings Ltd.
3008982	MCVITTIE	2003-Nov-27	2020-Nov-27	2	32.00	$800	$0		Skead Holdings Ltd.
3008983	MCVITTIE	2003-Nov-27	2020-Nov-27	2	32.00	$800	$0		Skead Holdings Ltd.

Claim #	Township	Staked	Anniversary	Units	Area (Ha.)	Work Req’d	Reserve	Royalty	Holder
4211847	GAUTHIER	2006-Aug-24	2020-Aug-24	1	16.00	$400	$0		Skead Holdings Ltd.
4211958	GAUTHIER	2006-Sep-06	2020-Sep-06	2	32.00	$800	$0		Skead Holdings Ltd.

Claim#	Type	Township	PIN	Tax Account	Tax Fees	Due	Area (Ha.)	G#	Reserve	Parcel	Royalty	Expiry	Holder

L39943	Patent	Gauthier	61226-0782 MRO										Skead Holdings Ltd.
L39944	Patent	Gauthier	61226-0780 MRO										Skead Holdings Ltd.
L29621	Patent	Gauthier	61226-0778 MRO										Skead Holdings Ltd.
HS304	Patent	McVittie	61225-0419 MRO						E	13386CST			Skead Holdings Ltd.
HS305	Patent	McVittie	61225-0419 MRO						E	13386CST			Skead Holdings Ltd.
L19280	Patent	McVittie	61225-0402 MRO						B	3509CST			Skead Holdings Ltd.
L400241-43	Lease	Gauthier	61226-0698 MRO			01-Mar	43.451					30-Apr-27	Skead Holdings Ltd.
L400437	Lease	Gauthier	61226-0588			01-Aug	12.226					30-Sep-29	Skead Holdings Ltd.
L400438	Lease	Gauthier	61226-0686 MRO			01-Feb	15.054					31-Jan-27	Skead Holdings Ltd.
L400439	Lease	Gauthier	61226-0687 MRO			01-Apr	15.419					31-Mar-27	Skead Holdings Ltd.
L420862-68	Lease	Gauthier	61226-0584			01-Feb	97.505					31-Mar-28	Skead Holdings Ltd.
L440520	Lease	Gauthier	61226-0556 MRO			01-Jun	11.384					31-Jul-28	Skead Holdings Ltd.
L544731	Lease	Gauthier	61226-0577			01-Jul	17.385					31-Aug-31	Skead Holdings Ltd.
L544732-33	Lease	Gauthier	61226-0699 MRO			01-Oct	22.217					30-Sep-27	Skead Holdings Ltd.

Royalty Description

A: 10% Net profits Royalty payable to R.D.Condie

B: Royalty calculated at 5% of “earnings” after “payback” payable to D.G. Crossman and assigned to Denraeco Holdings Inc.

C: 1% NSR & 1% GOR payable to L.M. Dyment & J.A. Kidston

D: 10% Net profits Royalty payable to M.L. Dyment & J.A. Kidston

E: 2.5% NSR payable to Jerry Medig

xxviii. Sylvanite Property

Claim#	Type	Township	PIN	Tax Account	Tax Fees	Due	Area (Ha.)	G#	Reserve	Parcel	Royalty

L2100	Patent	Teck	61228-0709				17.69			208Tim	FN
L2101	Patent	Teck	61228-0638				17.97			207Tim	FN
L2102	Patent	Teck	61228-1415 MRO				21			9298CST	FN
			61228-0768 MRO							9298CST	FN
L2226	Patent	Teck	61228-0710				17.32			209Tim	FN
L2227	Patent	Teck	61228-0637				18.41			205Tim	FN
L11398	Patent	Teck	61228-1378 MRO				0.065			1761CST	FN

Royalty Description

FN: 2.0% NSR Payable to Franco Nevada Canada Corp.

xxix. Teck A and B Property

Claim #	Township	Staked	Anniversary	Units	Area (Ha.)	Work Req’d	Reserve	Royalty

620929	TECK	1981-Oct-13	2014-Oct-13	1	16.00	$400	$3,023	A, FN
620930	TECK	1981-Oct-19	2014-Oct-19	1	16.00	$400	$1,492	A, FN
620931	TECK	1981-Oct-19	2014-Oct-19	1	16.00	$400	$3,912	A, FN

Claim #	Township	Staked	Anniversary	Units	Area (Ha.)	Work Req’d	Reserve	Royalty
620932	TECK	1981-Nov-09	2014-Nov-09	1	16.00	$400	$0	A, FN
626766	TECK	1981-Oct-05	2014-Oct-05	1	16.00	$400	$8,353	A, FN
626767	TECK	1981-Nov-18	2014-Nov-18	1	16.00	$400	$0	A, FN
626769	TECK	1981-Aug-14	2014-Aug-14	1	16.00	$400	$0	A, FN
636796	TECK	1981-Nov-30	2014-Nov-30	1	16.00	$400	$1,726	A, FN
636797	TECK	1981-Nov-30	2014-Nov-30	1	16.00	$400	$0	A, FN
636798	TECK	1981-Nov-26	2014-Nov-26	1	16.00	$400	$4,852	A, FN
636799	TECK	1981-Nov-26	2014-Nov-26	1	16.00	$400	$4,196	A, FN
636800	TECK	1981-Nov-26	2014-Nov-26	1	16.00	$400	$6,460	A, FN
822938	TECK	1985-Jan-24	2019-Jan-24	1	16.00	$400	$0	A, FN
822939	TECK	1985-Jan-24	2019-Jan-24	1	16.00	$400	$0	A, FN
822940	TECK	1985-Jan-24	2017-Jan-24	1	16.00	$400	$0	A, FN
891865	TECK	1987-Feb-16	2019-Feb-16	1	16.00	$400	$0	A, FN
981871	TECK	1987-Sep-01	2014-Sep-01	1	16.00	$400	$0	A, FN
981876	TECK	1987-Aug-11	2014-Aug-11	1	16.00	$400	$0	A, FN
1046466	TECK	1988-Jun-08	2019-Jun-08	1	16.00	$400	$0	FN
1046467	TECK	1988-Jun-08	2019-Jun-08	1	16.00	$400	$0	FN
1046468	TECK	1988-Jun-08	2019-Jun-08	1	16.00	$400	$0	FN
1046469	TECK	1988-Jun-08	2019-Jun-08	1	16.00	$400	$0	FN
1046470	TECK	1988-Jun-08	2019-Jun-08	1	16.00	$400	$0	FN
1046471	TECK	1988-Jun-08	2019-Jun-08	1	16.00	$400	$0	FN
1046472	TECK	1988-Jun-08	2019-Jun-08	1	16.00	$400	$0	FN
1046473	TECK	1988-Jun-08	2019-Jun-08	1	16.00	$400	$0	FN
1046474	LEBEL	1988-Jun-08	2017-Jun-08	1	16.00	$400	$0	FN
1046475	LEBEL	1988-Jun-08	2017-Jun-08	1	16.00	$400	$0	FN
1046476	LEBEL	1988-Jun-08	2017-Jun-08	1	16.00	$400	$0	FN
1046477	LEBEL	1988-Jun-08	2017-Jun-08	1	16.00	$400	$0	FN
1111433	TECK	1989-Jun-01	2019-Jun-01	1	16.00	$400	$0	FN
1203540	TECK	1996-Sep-26	2014-Sep-26	1	16.00	$800	$0	B
1225550	LEBEL	1998-Apr-09	2017-Apr-09	1	16.00	$400	$0	FN
1225551	LEBEL	1998-Apr-09	2017-Apr-09	1	16.00	$400	$0	FN

Claim #	Township	Staked	Anniversary	Units	Area (Ha.)	Work Req’d	Reserve	Royalty
1225552	LEBEL	1998-Apr-09	2017-Apr-09	1	16.00	$400	$0	FN
1226873	LEBEL	1998-May-13	2017-May-13	1	16.00	$400	$0	FN
3006754	TECK	2004-Jun-02	2019-Jun-02	1	16.00	$400	$0
4240422	TECK	2008-Jun-04	2015-Jun-04	1	16.00	$400	$6,178

Claim#	Type	Township	PIN	Tax Account	Tax Fees	Due	Area (Ha.)	G#	Reserve	Parcel	Royalty	Expiry

L6817	Patent	Teck	61402-0683	T***1171	37.23	01-Feb	9.311	G8000637		614CST	FN
L495720	Lease	Teck	61402-0867 MRO							5655LTim	A, FN	28-Feb-33
L495721	Lease	Teck	61402-0867 MRO							5655LTim	A, FN	28-Feb-33
L495722	Lease	Teck	61402-0867 MRO							5655LTim	A, FN	28-Feb-33
L495737	Lease	Teck	61402-0866 MRO							5654LTim	A, FN	28-Feb-33
L495738	Lease	Teck	61402-0866 MRO							5654LTim	A, FN	28-Feb-33
L495739	Lease	Teck	61402-0866 MRO							5654LTim	A, FN	28-Feb-33
L531068	Lease	Teck	61402-0868 MRO				4.17			5666LTim	A, FN	31-May-12*
L531066	Lease	Teck	61402-0868 MRO				19.08			5666LTim	A, FN	31-May-12*
CLM400	Lease	Teck	61402-0847 MRO				138.13			5668LTim	A, FN	31-May-12*
L16457	Patent	Otto	61243-0038	T***0166	64.55	01-Feb	16.14			1581CST	FN
L16458	Patent	Otto	61243-0037	T***0166	61.77	01-Feb	15.44			1578CST	FN
L16459	Patent	Otto	61243-0036	T***0166	61.92	01-Feb	15.48			1577CST	FN

Royalty Description
A: 2.0%NSR Payable to JA Kidston & LM Dyment
B: 2.0%NSR Payable to Richard Condie.
FN: 2.0% NSR Payable to Franco Nevada Canada Corp.

*Lease Renewal has met the necessary requirements. Requisition for the issuance of a renewal has been forwarded to Ministry of Natural Resources - Crown Land Registry (November 7th, 2013 MNDM Letter)

xxx. Upper Beaver Property

Claim #	Township	Staked	Anniversary	Units	Area (Ha.)	Work Req’d	Reserve	Royalty

1217495	MCVITTIE	2003-May-27	2016-May-27	1	16.00	$400	$0

Claim #	Township	Staked	Anniversary	Units	Area (Ha.)	Work Req’d	Reserve	Royalty
3003814	GAUTHIER	2004-Jun-28	2016-Jun-28	10	160.00	$4,000	$0
3003815	GAUTHIER	2004-Jun-28	2016-Jun-28	2	32.00	$800	$0
3004567	MCVITTIE	2002-Oct-30	2016-Oct-30	1	16.00	$400	$0
4202508	MCVITTIE	2012-Jun-04	2014-Jun-04	1	16.00	$400	$0
4202509	MCVITTIE	2012-Jun-04	2014-Jun-04	1	16.00	$400	$0
4210194	MCVITTIE	2006-Mar-24	2016-Mar-24	8	126.00	$3,200	$16,327
4210195	MCVITTIE	2006-Mar-24	2016-Mar-24	16	256.00	$6,400	$0
4210196	MCVITTIE	2006-Mar-24	2016-Mar-24	1	16.00	$400	$0
4211817	MCVITTIE	2011-Jul-08	2018-Jul-08	1	16.00	$400	$0
4211819	MCVITTIE	2012-Jun-04	2014-Jun-04	1	16.00	$400	$0
4217463	MCVITTIE	2012-Jun-04	2014-Jun-04	1	16.00	$400	$0
4271074	MCVITTIE	2012-aug-08	2014-aug-08	2	32.00	$800	$0
4271075	MCVITTIE	2012-aug-08	2014-aug-08	2	32.00	$800	$0
4271076	MCVITTIE	2012-aug-08	2014-aug-08	6	96.00	$2,400	$0
4271077	MCVITTIE	2012-aug-08	2014-aug-08	4	32.00	$1,600	$0
4271078	MCVITTIE	2012-aug-08	2014-aug-08	6	96.00	$2,400	$0
4240175	MCVITTIE	2011-Jun-03	2015-May-02	1	16.00	$400	$0
4266584	MCVITTIE	2013-Oct-15	2015-Oct-15	1	16.00	$400	$0
4266585	MCVITTIE	2013-Oct-07	2015-Oct-07	1	16.00	$400	$0
4266586	MCVITTIE	2013-Oct-15	2015-Oct-15	1	16.00	$400	$0
4266587	MCVITTIE	2013-Oct-15	2015-Oct-15	1	16.00	$400	$0
4272960	MCVITTIE	2013-Dec-19	2015-Dec-19	4	64.00	$1,600	$0
4272990	MCVITTIE	2013-Dec-19	2015-Dec-19	4	64.00	$1,600	$0
4273039	MCVITTIE	2013-Dec-19	2015-Dec-19	4	64.00	$1,600	$0

Claim#	Type	Township	PIN	Tax Account	Tax Fees	Due	Area (Ha.)	G#	Reserve	Parcel	Royalty/Diamond Rights	Expiry

L339	Patent	Gauthier	61226-0093	T***0018	58.28	01-Feb	14.57			1600CST	B
L340	Patent	Gauthier	61226-0092	T***0018	64.75	01-Feb	16.19			1601CST	B

Claim#	Type	Township	PIN	Tax Account	Tax Fees	Due	Area (Ha.)	G#	Reserve	Parcel	Royalty/Diamond Rights	Expiry
L2586	Patent	Gauthier	61226-0104	T***0018	67.34	01-Feb	16.84	G8080183	$213,368	6628NND	B
L2587	Patent	Gauthier	61226-0095	T***0018	84.4	01-Feb	21.1	G8000198	$1,053,575	6654CST	B
L2601	Patent	Gauthier	61226-0105	T***0018	70.42	01-Feb	17.604	G8000199	$134,931	2534TIM	B
L2602	Patent	Gauthier	61226-0096	T***0018	78.67	01-Feb	19.668	G8000018	$795,922	2535TIM	B
L6246	Patent	Gauthier	61226-0094	T***0018	60.38	01-Feb	15.095	G8000256	$725,806	1190CST	B
L9545	Patent	Gauthier	61226-0020	T***0018	78.35	01-Feb	19.6	G8000740	$25,176	1846CST	B
L9546	Patent	Gauthier	61226-0019	T***0018	71.55	01-Feb	17.88	G8000087	$2,959	1847CST	B
L9556	Patent	Gauthier	61226-0021	T***0018	56.82	01-Feb	14.2	G8000741	$1,479	2084CST	B
L9557	Patent	Gauthier	61226-0016	T***0018	82.56	01-Feb	20.64	G8000742	$2,959	1850CST	B
L35279	Patent	Gauthier	61226-0122	T***0018	64.26	01-Feb	16.066	G8000339	$1,260	6123CST	B
L67180	Lease	Gauthier	61226-0121	LT**0225	160.75	01-Aug	53.584	G8000372	$5,669	4913LTIM	B	31-Jul-13*
L67288	Lease	Gauthier	61226-0121	“				“			B	31-Jul-13*
L72883	Lease	Gauthier	61226-0121	“				“			B	31-Jul-13*
L2588	Patent	McVittie	61225-0355	T***0018	74.3	01-Feb	18.58	G8080184	$204,182		B
L2589	Patent	McVittie	61225-0362	T***0018	60.86	01-Feb	15.21				B
L2648	Patent	Gauthier	61226-0688 MRO	T***0252	72.84	01-Feb	18.21			13407CST	A
L2649	Patent	Gauthier	61226-0688 MRO	T***0252	72.36	01-Feb	18.09			13407CST	A
L4397	Patent	McVittie	61225-0350 MRO	T***0701	61.03	01-Feb	15.26			514CST	B
L6247	Patent	McVittie	61225-0354	T***0018	58.6	01-Feb	14.65	G8000666	$58,265	1191CST	B
L7055	Patent	McVittie	61225-0341	T***0018	61.03	01-Feb	15.257	G8000049	$39,529	1201CST	B
L7056	Patent	Gauthier	61226-0047	T***0018	92.92	01-Feb	23.229	G8000050	$609,666	1202CST	B
L7934	Patent	McVittie	61225-0372	T***0018	65.56	01-Feb	16.39				B
L9150	Patent	McVittie	61225-0344	T***0018	47.75	01-Feb	11.94	G8000743	$32,103	2051CST	B
L9151	Patent	McVittie	61225-0345	T***0018	57.46	01-Feb	14.37	G8000744	$444	2052CST	B
L9152	Patent	McVittie	61225-0339	T***0018	64.42	01-Feb	16.11	G8000745	$2,959	2053CST	B
L9153	Patent	McVittie	61225-0342	T***0018	64.75	01-Feb	16.188	G8000066	$3,079	2054CST	B
L9154	Patent	McVittie	61225-0338	T***0018	52.61	01-Feb	13.15	G8000746	$2,959	2055CST	B
L9155	Patent	McVittie	61225-0337	T***0018	74.46	01-Feb	18.62	G8000067	$2,959	2056CST	B
L9178	Patent	McVittie	61225-0340	T***0018	85.79	01-Feb	21.45	G8000747	$2,959	2057CST	B

Claim#	Type	Township	PIN	Tax Account	Tax Fees	Due	Area (Ha.)	G#	Reserve	Parcel	Royalty/Diamond Rights	Expiry
L9179	Patent	McVittie	61225-0336	T***0018	63.94	01-Feb	15.98	G8000748	$1,479	2058CST	B
L9180	Patent	McVittie	61225-0335	T***0018	63.13	01-Feb	15.783	G8000068	$2,959	2059CST	B
L9551	Patent	McVittie	61225-0334	T***0018	43.71	01-Feb	10.93	G8000749	$2,959	2060CST	B
L9552	Patent	McVittie	61225-0333	T***0018	68.64	01-Feb	17.16	G8000750	$2,959	1817CST	B
L9553	Patent	Gauthier	61226-0046	T***0018	79.32	01-Feb	19.83	G8000665	$342,752	1818CST	B
L9554	Patent	Gauthier	61226-0048	T***0018	48.56	01-Feb	12.141	G8000088	$108,537	1848CST	B
L9555	Patent	Gauthier	61226-0045	T***0018	35.61	01-Feb	8.903	G8000089	$800	1849CST	B

Royalty Description/Diamond Rights
A: 2.0%NSR Payable to Timmins Forest Products Ltd.
B: Contact Diamond Mines Corp., formerly Sudbury Contact Mines Ltd., holds 100% of the diamond rights over 33 patents and one lease.

*Lease Renewal has met the necessary requirements. Requisition for the issuance of a renewal has been forwarded to Ministry of Natural Resources - Crown Land Registry (January 13th, 2014 MNDM Letter)

xxxi. Upper Canada Property

Claim #	Township	Staked	Anniversary	Units	Area (Ha.)	Work Req’d	Reserve	Royalty

949740	GAUTHIER	1986-Nov-13	2014-Nov-13	1	16.00	$400	$0	A, FN
949781	GAUTHIER	1986-Nov-13	2014-Nov-13	1	16.00	$400	$0	A, FN
949827	GAUTHIER	1986-Nov-13	2014-Nov-13	1	16.00	$400	$0	A, FN
1226075	GAUTHIER	1999-Jun-02	2019-Jun-02	1	16.00	$400	$0	FN
1226196	GAUTHIER	1999-Jun-02	2019-Jun-02	2	32.00	$800	$0	FN
1226197	GAUTHIER	1999-Jun-02	2019-Jun-02	2	32.00	$800	$0	FN
1226198	GAUTHIER	1999-Jun-02	2019-Jun-02	2	32.00	$800	$0	FN
1242096	GAUTHIER	2000-Aug-01	2014-Aug-01	3	48.00	$1,200	$0	FN
1242097	GAUTHIER	2000-Aug-01	2014-Aug-01	1	16.00	$400	$0	FN
4202538	GAUTHIER	2006-Jun-01	2019-Jun-01	1	16.00	$400	$0
4225466	GAUTHIER	2007-Dec-07	2014-Dec-07	2	32.00	$800	$0
4240173	GAUTHIER	2008-May-14	2015-May-14	1	16.00	$400	$0

Claim#	Type	Township	PIN	Tax Account	Tax Fees	Due	Area (Ha.)	G#	Reserve	Parcel	Royalty

L8371	Patent	Gauthier	61226-0204	T***0376	40.47	01-Feb	10.12	G80100106	$439,171	1672CST	FN
LS500	Patent	Gauthier	61226-0180	T***0376	51.4	01-Feb	12.85			1663CST	B, FN
LS501	Patent	Gauthier	61226-0200	T***0376	48.97	01-Feb	12.24	G80100110	$262,906	1664CST	B, FN
LS502	Patent	Gauthier	61226-0179	T***0376	54.12	01-Feb	13.53			1665CST	B, FN
LS503	Patent	Gauthier	61226-0181	T***0376	64.75	01-Feb	16.19	G80100150	$1,745	1666CST	B, FN
LS504	Patent	Gauthier	61226-0198	T***0376	42.9	01-Feb	10.72	G80100151	$41,386	1667CST	B, FN
L6314	Patent	Gauthier	61226-0248	T***0376	59.92	01-Feb	14.98	G80100109	$584,113	1570CST	FN
			61226-0237 SRO
L6315	Patent	Gauthier	61226-0199	T***0376	66.18	01-Feb	16.54	G80100145	$19,467	1571CST	FN
L6316	Patent	Gauthier	61226-0714	T***0376	67.5	01-Feb	16.88			1572CST	FN
L6317	Patent	Gauthier	61226-0209	T***0376	59.89	01-Feb	15.33			13214CST	FN
L6318	Patent	Gauthier	61226-0201	T***0376	64.3	01-Feb	13.88	G80100104	$166,559	1574CST	FN
L6319	Patent	Gauthier	61226-0691 MRO	T***0376	59.89	01-Feb	16.07			13215CST	FN

Claim#	Type	Township	PIN	Tax Account	Tax Fees	Due	Area (Ha.)	G#	Reserve	Parcel	Royalty
L6321	Patent	Gauthier	61226-0235	T***0376	105.86	01-Feb	26.47	G80100105	$671,148	1565CST	FN
L8113	Patent	Gauthier	61226-0205	T***0376	83.66	01-Feb	20.91	G80100146	$413,164	1478CST	FN
L8114	Patent	Gauthier	61226-0690 MRO	T***0376	62.55	01-Feb	15.64			13216CST	FN
L8372	Patent	Gauthier	61226-0203	T***0376	36.58	01-Feb	9.15	G80100147	$146,040	1673CST	FN
L8590	Patent	Gauthier	61226-0176	T***0376	97.43	01-Feb	24.36			2104CST	FN
L9094	Patent	Gauthier	61226-0178	T***0376	58.11	01-Feb	14.53	G80100108	$28,897	1810CST	FN
L9095	Patent	Gauthier	61226-0202	T***0376	46.78	01-Feb	11.7	G80100096	$222,540	1811CST	FN
L9224	Patent	Gauthier	61226-0234	T***0376	61.51	01-Feb	15.38	G80100118	$925,136	13206CST	FN
L9225	Patent	Gauthier	61226-0232 MRO	T***0376	44.44	01-Feb	11.11	G80100152	$255,956	13207CST	FN
L9226	Patent	Gauthier	61226-0230 MRO	T***0376	43.88	01-Feb	10.97			13208CST	FN
L9227	Patent	Gauthier	61226-0210 MRO	T***0376	72.32	01-Feb	26.99			13209CST	FN
L9312	Patent	Gauthier	61226-0177	T***0376	70.09	01-Feb	17.52	G80100148	$73,008	2178CST	FN
L9365	Patent	Gauthier	61226-0250	T***0376	59.57	01-Feb	14.89	G80100107	$1,041,334	1833CST	FN
L9524	Patent	Gauthier	61226-0281 MRO	T***0376	40.42	01-Feb	10.11	G80100111	$454,362	13210CST	FN
L9525	Patent	Gauthier	61226-0283 MRO	T***0376	36.73	01-Feb	9.18	G80100153	$3,350	13211CST	FN
L9526	Patent	Gauthier	61226-0286 MRO	T***0376	41.8	01-Feb	10.45			13212CST	FN
L9527	Patent	Gauthier	61226-0228 MRO	T***0376	51.67	01-Feb	12.92			13213CST	FN
L9528	Patent	Gauthier	61226-0278	T***0376	52.33	01-Feb	13.08	G8000891	$35,732	1136CST	FN
			61226-0739							1136CST	FN
L9529	Patent	Gauthier	61226-0284	T***0376	39.95	01-Feb	9.99	G80100149	$2,352	1337CST	FN
			61226-0740							1337CST	FN
L9530	Patent	Gauthier	61226-0287	T***0376	38.62	01-Feb	54.33			1138CST	FN
			61226-0741							1138CST	FN
L9943	Patent	Gauthier	61226-0683 MRO	T***0267	89.27	01-Feb	22.32			12720CST
L9946	Patent	Gauthier	61226-0173 MRO	T***0267	73.44	01-Feb	18.36			5425CST
L9947	Patent	Gauthier	61226-0693 MRO	T***0267	95.46	01-Feb	23.87			3496CST
L9951	Patent	Gauthier	61226-0694 MRO	T***0267	76.92	01-Feb	19.23			5429CST
L10140	Patent	Gauthier	61226-0195	T***0376	91.46	01-Feb	22.87			2498CST	B, FN
L10141	Patent	Gauthier	61226-0196	T***0376	108.29	01-Feb	27.07			2476CST	B, FN
L10142	Patent	Gauthier	61226-0182	T***0376	118.82	01-Feb	29.7			2477CST	B, FN
L10143	Patent	Gauthier	61226-0184	T***0376	49.21	01-Feb	12.3			2499CST	B, FN

Claim#	Type	Township	PIN	Tax Account	Tax Fees	Due	Area (Ha.)	G#	Reserve	Parcel	Royalty
				LO**0045	62.73	01-Aug	12.55				B, FN
L10144	Patent	Gauthier	61226-0183	T***0376	71.22	01-Feb	17.81			2466CST	B, FN
L10145	Patent	Gauthier	61226-0137	T***0376	35.29	01-Feb					B, FN
L10462	Patent	Gauthier	61226-0185	T***0376	1.3	01-Feb	0.32			2555CST	B, FN
				LO**0045	60.91	01-Jul	12.18				B, FN
L10463	Patent	Gauthier	61226-0186	T***0376	2.75	01-Feb	0.69			2556CST	B, FN
				LO**0045	33.39	01-Jul	6.68				B, FN
L15584	Patent	Gauthier	61226-0237 SRO				15.7	G80100103	$1,072,998		FN
			61226-0246 MRO	T***0376	62.81	01-Feb					FN
L15585	Patent	Gauthier	61226-0237 SRO				16.55				FN
			61226-0249 MRO	T***0376	66.21	01-Feb					FN
L8115	Patent	Gauthier	61226-0237 SRO				16.1				FN
			61226-0247 MRO	T***0376	64.41	01-Feb					FN

Royalty Description

A: 1.0% NSR Payable to Jascan Resources Inc.

B: 2% NSR derived from 65% of total production payable to Canico.

FN: 2% NSR Payable to Franco Nevada Canada Corp.

xxxii. Victoria Creek Property

Claim#	Type	Township	PIN	Tax Account	Tax Fees	Due	Area (Ha.)	G#	Reserve	Parcel	Royalty	Expiry
Expiry
L10751	Patent	Gauthier	61226-0026	T***1397	63.29	01-Feb	15.82			6215CST	A
L37260	Patent	Gauthier	61226-0034	T***1397	61.34	01-Feb	15.33			7430CST	A
L37310	Patent	Gauthier	61226-0008	T***1397	83.69	01-Feb	20.92			7431CST	A
L37311	Patent	Gauthier	61226-0009	T***1397	71.71	01-Feb	17.93			7433CST	A
L37312	Patent	Gauthier	61226-0010	T***1397	84.09	01-Feb	21.02			7432CST	A
L37341	Patent	Gauthier	61226-0027	T***1397	74.54	01-Feb	18.64			7434CST	A
CLM424	Lease	Gauthier	61226-0708	LT**0380	209.76	01-Oct	69.921				B	30-Sept-19

Royalty Description

A: 10% NPP Payable to Walhanna Enterprises Ltd.

B: 3% NSR Payable to Lac Minerals Ltd.

xxxiii. Victoria Lake Property

Claim #	Township	Staked	Anniversary	Units	Area (Ha.)	Work Req’d	Reserve	Royalty

4211814	Gauthier	2013-Dec-18	2015-Dec-18	2	32	$800	0

Claim#	Type	Township	PIN	Tax Account	Tax Fees	Due	Area (Ha.)	G#	Reserve	Parcel	Royalty

L30808	Patent	Arnold	61221-0037 MRO	T***1363	7.61	01-Feb	1.9			12447CST	A
	LO	Arnold	10642	LO**0824	61.92	01-Oct	12.383				A
L30798	Patent	Arnold	61221-0039	T***1363	46.3	01-Feb	11.58			12443CST	A
	LO	Arnold	10644	LO**0824	35.82	01-Oct	7.163				A
L30799	Patent	Arnold	61221-0041	T***1363	36.42	01-Feb	9.11			12444CST	A
	LO	Arnold	10645	LO**0824	52.81	01-Oct	10.562				A
L30805	Patent	Arnold	61221-0043	T***1363	28.17	01-Feb	7.04			12446CST	A

Claim#	Type	Township	PIN	Tax Account	Tax Fees	Due	Area (Ha.)	G#	Reserve	Parcel	Royalty
L30804	Patent	Arnold	61221-0045	T***1363	42.57	01-Feb	10.64			12445CST	A
L9338	Patent	Gauthier	61226-0006 MRO	T***1363	63.78	01-Feb	15.95			12427CST	A
	LO	Gauthier	1733	LO**0824	26.31	01-Mar	5.261				A
L9339	Patent	Gauthier	61226-0022 MRO	T***1363	10.52	01-Feb	2.63			12428CST	A
	LO	Gauthier	1728	LO**0824	67.79	01-Mar	13.557				A
L9350	Patent	Gauthier	61226-0024	T***1363	65.07	01-Feb	16.27			12439CST	A
L9340	Patent	Gauthier	61226-0028	T***1363	38.85	01-Feb	9.71			12429CST	A
	LO	Gauthier	1729	LO**0824	32.38	01-Mar	6.475				A
L9351	Patent	Gauthier	61226-0030	T***1363	65.07	01-Feb	16.27			12440CST	A
L9352	Patent	Gauthier	61226-0032	T***1363	65.07	01-Feb	16.27			12441CST	A
L9353	Patent	Gauthier	61226-0059	T***1363	64.91	01-Feb	16.23			12442CST	A
L9342	Patent	Gauthier	61226-0061	T***1363	64.91	01-Feb	16.23			12431CST	A
L9341	Patent	Gauthier	61226-0063	T***1363	51.15	01-Feb	12.79			12430CST	A
	LO	Gauthier	1731	LO**0824	17	01-Mar	3.399				A
L9343	Patent	Gauthier	61226-0067	T***1363	70.09	01-Feb	17.52			12432CST	A
	LO	Gauthier	1727	LO**0824	4.05	01-Mar	0.809				A
L9344	Patent	Gauthier	61226-0069	T***1363	64.75	01-Feb	16.19			12433CST	A
L9345	Patent	Gauthier	61226-0071	T***1363	64.75	01-Feb	16.19			12434CST	A
L9346	Patent	Gauthier	61226-0075 MRO	T***1363	69.12	01-Feb	17.28			12435CST	A
L9347	Patent	Gauthier	61226-0077 MRO	T***1363	79.96	01-Feb	19.99			12436CST	A
L9348	Patent	Gauthier	61226-0078 MRO	T***1363	72.52	01-Feb	18.13			12437CST	A
L9349	Patent	Gauthier	61226-0079 MRO	T***1363	54.23	01-Feb	13.56			12438CST	A
L8503	Patent	Gauthier	61226-0166 MRO	T***1363	35.29	01-Feb	8.82			8450CST	A
	LO	Gauthier	1414	LO**0824	2.03	01-Jun	0.405				A
L8502	Patent	Gauthier	61226-0695 MRO	T***1363	52.12	01-Feb	13.03			8449CST	A
L8504	Patent	Gauthier	61226-0696 MRO	T***1363	20.24	01-Feb	5.06			8651CST	A
LS18	Patent	Lebel	61227-0079	T***1363	5.18	01-Feb	1.3			12448CST	A
	LO	Lebel	2490	LO**0824	100.36	01-Oct	20.072				A
L14023 (L16132)	Patent	Lebel	61227-0081	T***1363	8.74	01-Feb	2.19			12454CST	A
LS17	LO	Lebel	2491	LO**0824	91.66	01-Oct	18.332				A
L12692	LO	Gauthier	10049	LO**0824	59.49	01-Nov	11.898				A

Claim#	Type	Township	PIN	Tax Account	Tax Fees	Due	Area (Ha.)	G#	Reserve	Parcel	Royalty
(L16134)
L16133	LO	Lebel	10050	LO**0824	66.47	01-Nov	13.294				A
L30811	LO	Gauthier	10636	LO**0824	73.86	01-Oct	14.771				A
L30812	LO	Gauthier	10637	LO**0824	69.81	01-Oct	13.962				A
L30813	LO	Gauthier	10638	LO**0824	71.63	01-Oct	14.326				A
L30814	LO	Gauthier	10639	LO**0824	80.94	01-Oct	16.187				A
L30806	LO	Gauthier	10640	LO**0824	96.72	01-Oct	19.344				A
L30807	LO	Gauthier	10641	LO**0824	64.75	01-Oct	12.95				A
L30809	LO	Gauthier	10643	LO**0824	106.03	01-Oct	21.206				A
L30810	LO	Gauthier	10635	LO**0824	67.38	01-Oct					A
L30800	LO	Gauthier	10646	LO**0824	106.03	01-Oct	21.206				A
L30801	LO	Gauthier	10647	LO**0824	73.86	01-Oct	14.771				A
L30802	LO	Gauthier	10648	LO**0824	73.86	01-Oct	14.771				A
L30803	LO	Gauthier	10649	LO**0824	80.94	01-Oct	16.187				A
L30883	LO	Gauthier	10650	LO**0824	93.89	01-Oct	18.777				A
L14023	LO	Lebel	10048	LO**0824	92.53	01-Nov	18.506				A
L14224	LO	Lebel	3772	LO**0824	51.4	01-Apr	10.279				A

Royalty Description

A: 3%NSR Payable to Cliffs Quebec Iron Mining Ltd.

xxxiv. Vigrass Property

Claim #	Township	Staked	Anniversary	Units	Area (Ha.)	Work Req’d	Reserve	Royalty

842660	OTTO	1985-Jun-03	2019-Jun-03	1	16.00	$400	$6,605	D, FN
842767	OTTO	1985-Jun-03	2019-Jun-03	1	16.00	$400	$29,160	D, FN
842782	OTTO	1985-Jun-03	2019-Jun-03	1	16.00	$400	$0	D, FN
843171	OTTO	1985-Jun-03	2019-Jun-03	1	16.00	$400	$0	D, FN
843400	OTTO	1985-Jun-03	2019-Jun-03	1	16.00	$400	$24,243	D, FN
843837	OTTO	1985-Jun-03	2019-Jun-03	1	16.00	$400	$22,718	D, FN
891856	TECK	1986-Apr-10	2019-Apr-10	1	16.00	$400	$0	E, FN
891860	TECK	1986-Jul-17	2014-Jul-17	1	16.00	$400	$0	E, FN
892089	TECK	1986-Jun-19	2019-Jun-19	1	16.00	$400	$0	D, FN
894181	TECK	1986-Jul-24	2014-Jul-24	1	16.00	$400	$0	E, FN
983348	TECK	1987-Sep-21	2014-Sep-21	1	16.00	$400	$0	A, FN
983349	TECK	1987-Sep-21	2014-Sep-21	1	16.00	$400	$0	A, FN
1214034	OTTO	1996-Nov-01	2014-Nov-01	1	16.00	$400	$0	A, FN
1219966	OTTO	1996-Nov-01	2014-Nov-01	1	16.00	$400	$0	A, FN

Claim#	Type	Township	PIN	Tax Account	Tax Fees	Due	Area (Ha.)	G#	Reserve	Parcel	Royalty	Expiry

TC57	Patent	Teck	61402-0786	T***0376	36.74	01-Feb	9.19			8382NND	A
TC58	Patent	Teck	61402-0856 MRO	T***0376	38.69	01-Feb	9.67			4050CST	A, FN
TC61 (2697)	Patent	Teck	61402-0921 MRO 61402-0792 MRO				12.26			1092TIM/5377CST	A, FN A, FN
HR544	Patent	Teck	61402-0315				16.03			8806CST	B, FN
HR587	Patent	Teck	61402-0937 MRO	T***0376	67.50	01-Feb	16.88			8624NND	A, FN
HR773	Patent	Teck	61402-0848 MRO	T***0376	17.81	01-Feb	4.45			343CST	A, FN
Location A	Patent	Teck	61402-0900 MRO							5929CST	A, FN
L1199	Patent	Teck	61402-0001				9.92			8807CST	B, FN

RSC204	Patent	Teck	61402-0939 MRO	T***0376	63.94	01-Feb	15.99			8411NND	A

Claim#	Type	Township	PIN	Tax Account	Tax Fees	Due	Area (Ha.)	G#	Reserve	Parcel	Royalty	Expiry
		Teck	61402-0938 MRO							8410NND
RSC205 (L16253/L16523?)	Patent	Teck	61402-0940 MRO	T***0376	54.23	01-Feb	13.56			8412NND	A, FN
RSC211	Patent	Teck	61402-0314				13.31			8804CST	B, FN
RSC212	Patent	Teck	61402-0313				10.44			8805CST	B, FN
L476198	Lease	Teck	61402-0865 MRO	LT**0367	47.02	01-Nov	15.673			5639LTIM	A, FN	31-Oct-32
L476602, Pt. L491177 & Pt. L476233	Lease	Teck	61402-0912 MRO							5640LTIM	FN	31-Oct-32
L476199, Pt. L476232 & Pt. L476233	Lease	Teck	61402-0888 MRO	LT**0366	216.66	01-Nov	72.22			5640LTIM	A, FN	31-Oct-32
Pt. L491177	Lease	Teck	61402-0913 MRO							5640LTIM	FN
L737143-44 & L842493-94	Lease	Otto	61243-0380 MRO	LT**0323	194.82	01-Jun	64.94					31-May-19
L842495	Lease	Otto	61243-0389 MRO	LT**0323	48.57	01-Jun	16.189					31-May-19
L544544-46 &L544549	Lease	Otto	61243-0379 MRO				61.452			5667LTIM	C, FN	31-May-12*
L9591	Patent	Otto	61243-0395 MRO	T***0376	66.86	01-Feb	16.72			8415NND	A, FN
L9592	Patent	Otto	61243-0391 MRO	T***0376	65.56	01-Feb	16.39			8414NND	A, FN
L9759	Patent	Otto	61243-0387 MRO	T***0376	64.75	01-Feb	16.19			8422NND	A, FN
L9760	Patent	Otto	61243-0385 MRO	T***0376	66.86	01-Feb	16.72			8416NND	A, FN
L16423	Patent	Eby	61242-0274							14208SST	B, FN
L16424	Patent	Otto	61243-0010				12.95			14209SST	B, FN
L16425	Patent	Otto	61243-0001				13.19			14210SST	B, FN
L18248	Patent	Otto	61243-0035							23076SST
L18249	Patent	Otto	61243-0034							23077SST
L32236	LO	Otto		LO**0045	248.28	01-Sep					A
L32237	LO	Otto		LO**0045							A
L32238	LO	Otto		LO**0045							A

Royalty Description

A: 2% NSR Payable to Golden Crescent Resources Corp.

B: 2% NSR Payable to Diane C. Strome

C: 2% NSR Payable to Jocelyne A. Kidston

D: 10% NPR Payable to Kiernicki et. al.

E: 2% NSR Payable to Richard Condie

*Lease Renewal has met the necessary requirements. Requisition for the issuance of a renewal has been forwarded to Ministry of Natural Resources - Crown Land Registry (November 7th, 2013 MNDM Letter)

xxxv. Unclassified

Claim#	Type	Township	PIN	Tax Account	Tax Fees	Due	Area (Ha.)	G#	Reserve	Parcel	Royalty

L16656	Patent	Otto	61243-0072				16.13			1580TIM
L16657	Patent	Otto	61243-0406				16.13			1579TIM

E — GUERRERO PROPERTY

HELD BY MINERA EL PATRON, S.A. de C.V.

Lot	Title	Concessionaire	Origin of rights	Terms of option (if applicable)

“La Imperial”	199,932	José Mauro Navarro Martínez

Exploration and Exploitation Agreement with Purchase Option, executed on October 30, 2012 between Mr. José Mauro Navarro Martínez, with the consent of his wife, and Minera el Patron, S.A. de C.V., amended through an Amending Agreement executed on June 21, 2013.

Minera el Patron, S.A. de C.V. has the exclusive right to explore and exploit the mining lot covered by this concession during the life of this concession, as well as an option to acquire title to this concession for a purchase price of US$250,000.

It was agreed that Minera el Patron, S.A. de C.V. shall pay to the concessionaire a consideration for the above rights, in the total amount of US$250,000, according with the following calendar of payments:

 + US$5,000, plus VAT, paid before the execution of the agreement.

 +US$20,000, plus VAT, paid at the execution of this agreement by the concessionaire and his wife.

+Monthly payment of US$3,000, plus VAT, from June 24, 2013 to September 24, 2014.

+US$177,000, plus VAT, on or before October 24, 2014. It shall be considered that the purchase option was exercise when this payment is made.

 All payments made to the concessionaire, as part of the above consideration will apply to the purchase price, in the event that Minera el Patron, S.A. de C.V. exercises the purchase option.

Minera el Patron, S.A. de C.V. shall pay the mining duties due of this concession during the life of this agreement.

No royalty was agreed.

Minera el Patron, S.A. de C.V. has the right to terminate this agreement at any time.

Lot	Title	Concessionaire	Origin of rights	Terms of option (if applicable)

“San Miguel”	212,167	Antonio Deloya Leyva (33%), Antonio Deloya Téllez (33%) and Olegario Deloya Leyva (34%)

Exploration and Exploitation Agreement with Purchase Option executed on June 28, 2012, between Olegario Deloya Leyva and Antonio Deloya Leyva, with the consent of their wives, on one hand, and Minera el Patron, S.A. de C.V.

Minera el Patron, S.A. de C.V. has the exclusive right to explore and exploit the mining lot covered by this concession during the life of this concession, granted by Antonio Deloya Leyva and Olegario Deloya Leyva (“Deloya-Leyva”). Deloya-Leyva (i) waived to their preferential right to acquire the rights on this concession held by Mr. Antonio Deloya Tellez, as long as these rights are assigned to Minera el Patron, S.A. de C.V., and (ii) Deloya-Leyva granted to Minera el Patron, S.A. de C.V. the option to purchase their rights on this concession, subject to the condition that Deloya-Leyva notify to the executor of the Estate of Mr. Antonio Deloya Tellez of their intention to assign their rights on this concession to Minera el Patron, S.A. de C.V. and the right of the estate of Antonio Deloya Tellez on the concession rights held by Deloya-Leyva expires.

In the event that Deloya-Leyva are legally declared the heirs of the estate of Mr. Antonio Deloya Tellez, Deloya-Leyva bound themselves to perform the acts and execute the necessary contracts to subject the rights of the estate of Mr. Antonio Deloya Tellez on this concession to the agreement executed between Deloya-Leyva and Minera el Patron, S.A. de C.V. on June 28, 2012 on this concession.

In the event that the preferential right of Mr. Antonio Deloya Tellez in connection to the rights of Deloya-Leyva on this concession, has expired and Minera el Patron, S.A. de C.V. resolves to exercise the option to purchase the rights of Deloya-Leyva on this concession, Deloya-Leyva shall assign their rights to this concession within a term of 30 calendar days after Minera el Patron, S.A. de C.V. exercises such option.

The purchase price agreed with Deloya-Leyva for 100% of this concession is US$500,000, plus VAT. In the event that Deloya-Leyva only assigns part of the mining concession rights of this lot to Minera el Patron, S.A. de C.V., this purchase price shall be reduced accordingly.

Minera el Patron, S.A. de C.V. shall pay the mining duties due for this concession since it was granted and during the life of this agreement.

No royalty was agreed.

Minera el Patron, S.A. de C.V. has the right to terminate this agreement at any time.

The Corporation is considering the termination of this Exploration and Exploitation Agreement with Purchase Option

“Magaly”	240,297	Minera el Patrón, S.A. de C.V.	No liens or contracts were found at the PRM on this concession, other than the Assignment Agreement dated June 7, 2012 executed by Minera el Patron, S.A. de C.V. to acquire this concession.	Not applicable

Lot	Title	Concessionaire	Origin of rights	Terms of option (if applicable)

“Yessica”	238,924	Anabel Arriaga Ontiveros (50%) and Yessica Betania Leyva Avalos (50)%.

Exploration and Exploitation Agreement with Purchase Option, executed on January 4, 2013 between Anabel Arriaga Ontiveros and Yessica Betania Leyva Avalos, on one hand, and Minera El Patron, S.A. de C.V., on the other.

Minera el Patron, S.A. de C.V. has the exclusive right to explore and exploit the mining lot covered by this concession and the “Yessica” lot, title 238,924 during the life of this concession, as well as an option to acquire title to this concession and the mining concession of the “Yessica” lot, title 238,924, for a total purchase price of US$250,000, plus the corresponding value added tax.

It was agreed that Minera el Patron, S.A. de C.V. shall pay to the concessionaires a consideration for the above rights, in the total amount of US$250,000, according with the following calendar of payments:

 + US$50,000, plus VAT, at the execution of this agreement.

+US$100,000, plus VAT, on or before 12 months as of January 4, 2013.

+ US$100,000, plus VAT, on or before 24 months as of January 4, 2013.

All payments made to the concessionaire, as part of the above consideration will apply to the purchase price, in the event that Minera el Patron, S.A. de C.V. exercises the purchase option.

Minera el Patron, S.A. de C.V. shall pay the mining duties due of this concession during the life of this agreement.

No royalty was agreed.

Minera el Patron, S.A. de C.V. has the right to terminate this agreement at any time.

“El Tejocote”	238952	Anabel Arriaga Ontiveros (50%) and Yessica Betania Leyva Avalos (50)%.

Exploration and Exploitation Agreement with Purchase Option, executed on January 4, 2013 between Anabel Arriaga Ontiveros and Yessica Betania Leyva Avalos, on one hand, and Minera El Patron, S.A. de C.V., on the other.

Minera el Patron, S.A. de C.V. has the exclusive right to explore and exploit the mining lot covered by this concession and the “El Tejocote” lot, title 238,952 during the life of this concession, as well as an option to acquire title to this concession and the mining concession of the “El Tejocote” lot, title 238,952, for a total purchase price of US$250,000, plus the corresponding value added tax.

It was agreed that Minera el Patron, S.A. de C.V. shall pay to the concessionaires a consideration for the above rights, in the total amount of US$250,000, according with the following calendar of payments:

+ US$50,000, plus VAT, at the execution of this agreement.

+US$100,000, plus VAT, on or before 12 months as of January 4, 2013.

+ US$100,000, plus VAT, on or before 24 months as of January 4, 2013.

All payments made to the concessionaire, as part of the above consideration will apply to the purchase price, in the event that Minera el Patron, S.A. de C.V. exercises the purchase option.

Minera el Patron, S.A. de C.V. shall pay the mining duties due of this concession during the life of this agreement.

No royalty was agreed.

Minera el Patron, S.A. de C.V. has the right to terminate this agreement at any time.

“Mazatlán”	240,665	Minera el Patrón, S.A. de C.V.	None was found at the PRM.	Not applicable.

Lot	Title	Concessionaire	Origin of rights	Terms of option (if applicable)

“El Encanto”	241,068	Minera el Patrón, S.A. de C.V.	None was found at the PRM.	Not applicable.
“El Encanto I	241,259	Minera el Patrón, S.A. de C.V.	None was found at the PRM.	Not applicable.
“Centenario”	241,687	Minera el Patrón, S.A. de C.V.	None was found at the PRM.	Not applicable.
“Los Amates”	242,691	Minera el Patrón, S.A. de C.V.	None was found at the PRM.	Not applicable.

SCHEDULE “D”

ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1.                                      The arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act (the “CBCA”) involving Osisko Mining Corporation (the “Corporation”), pursuant to the arrangement agreement (the “Arrangement Agreement”) between the Corporation and Yamana Gold Inc. dated April 2, 2014, all as more particularly described and set forth in the management information circular of the Corporation dated • (the “Circular”), accompanying the notice of this meeting (as the Arrangement may be modified or amended in accordance with its terms) is hereby authorized, approved and adopted.

2.                                      The plan of arrangement, as it has been or may be modified or amended in accordance with the Arrangement Agreement and its terms, involving the Corporation (the “Plan of Arrangement”), the full text of which is set out as Schedule “A” to the Arrangement Agreement, is hereby authorized, approved and adopted.

3.                                      The Arrangement Agreement, the actions of the directors of the Corporation in approving the Arrangement, and the actions of the officers of the Corporation in executing and delivering the Arrangement Agreement, and any modifications or amendments thereto are hereby ratified and approved.

4.                                      Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the Corporation Securityholders (as defined in the Arrangement Agreement) or that the Arrangement has been approved by the Superior Court of Québec (the “Court”), the directors of the Corporation are hereby authorized and empowered, at their discretion, without further notice to or approval of the Corporation Securityholders: (a) to amend or modify the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement; and (b) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement.

5.                                      Any officer or director of the Corporation is hereby authorized and directed for and on behalf of the Corporation to make an application to the Court for an order approving the Arrangement and to execute, under the corporate seal of the Corporation or otherwise, and to deliver or cause to be delivered, for filing with the Director under the CBCA, articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement and the Plan of Arrangement in accordance with the Arrangement Agreement, such determination to be conclusively evidenced by the execution and delivery of such articles of arrangement and any such other documents.

6.                                      Any officer or director of the Corporation is hereby authorized and directed for and on behalf of the Corporation to execute or cause to be executed and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as, in such person’s opinion, may be necessary or desirable to give full force and effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such other document or instrument or the doing of any other such act or thing.

SCHEDULE “E”

STREAMING COMMITMENT AGREEMENT

Le 2 avril 2014

CORPORATION MINIÈRE OSISKO

1100, av. des Canadiens-de-Montréal

Bureau 300, C.P. 211

Montréal, QC H3B 2S2

À l’attention de :                             Chef de la direction financière

YAMANA GOLD INC.

200 Bay Street

Royal Bank Plaza, North Tower

Bureau 2200

Toronto, ON M5J 2J3

À l’attention de :                             Chef de la direction financière

Objet : Contrat de fourniture d’or (Gold Stream Agreement) avec Corporation Minière Osisko

Mesdames, Messieurs,

La Caisse de dépôt et placement du Québec (ci-après, CDPQ) est heureuse de vous confirmer son intention de conclure avec vous un contrat de fourniture d’or (« Gold Stream Agreement ») (ci-après, le Contrat d’achat), en vertu duquel CDPQ, à titre d’acheteur, entend acheter une certaine quantité d’or provenant de la mine Canadian Malartic située dans la province de Québec, le tout tel que détaillé au sommaire des termes et conditions ci-joint.

ACCEPTATION DU SOMMAIRE DES TERMES ET CONDITIONS

L’entrée en vigueur du Contrat d’achat sera sujette, notamment, à la signature et la conclusion du Contrat d’achat en forme et teneur acceptables pour CDPQ, à la signature et la conclusion d’une convention de crédit entre CPPIB Credit Investments Inc. (ci-après, CPPIB), à titre de prêteur initial et mandataire des prêteurs, et Corporation Minière Osisko ou une société à être créée, à titre d’emprunteur, prévoyant la mise en place d’une facilité de crédit garantie de premier rang de 425 000 000 $ en forme et teneur acceptables pour CDPQ, à la signature et la conclusion d’une convention inter-créanciers avec CPPIB en forme et teneur acceptables pour CDPQ (prévoyant, notamment, que les sûretés consenties en faveur de CPPIB et CDPQ, respectivement, seront pari passu), à l’acceptation d’un plan d’arrangement de forme et teneur satisfaisante à CDPQ, à la conversion en actions de la débenture sénior non-garantie convertible de 37 500 000 $ émise en faveur de CDPQ (portant le numéro 2013-3) et ce préalablement à l’entrée en vigueur des transactions envisagées au plan d’arrangement de façon à ce que CDPQ, à titre d’actionnaire, puisse bénéficier des paiements effectués aux actionnaires conformément au plan d’arrangement, à la satisfaction des conditions préalables prévues auxdits Contrat d’achat, plan d’arrangement et convention inter-créanciers, à la conclusion de notre vérification diligente satisfaisante, à l’absence de survenance d’un événement défavorable important vous affectant et à la conclusion des transactions envisagées dans le plan d’arrangement et au sommaire des termes et conditions ci-joint d’ici le 30 juin 2014.

INFORMATION ET ACCÈS

En signant l’acceptation ci-dessous, vous acceptez de coopérer avec CDPQ, ses conseillers juridiques et autres consultants et de prendre toute mesure ou action nécessaire afin de permettre à CDPQ, ses conseillers juridiques et autres consultants d’effectuer et de compléter en temps opportun toute vérification diligente jugée utile ou nécessaire en lien avec la conclusion du Contrat d’achat. À cette fin, vous acceptez de donner accès en tout temps (pour les documents et informations disponibles via une banque de données électroniques) et pendant les heures normales d’affaires (pour tout document ou information non disponible sur banque de données électroniques) à CDPQ, ses conseillers juridiques et autres consultants, et de leur fournir sur demande, l’ensemble des renseignements, documents, rapports et autres éléments semblables, raisonnablement requis par ceux-ci de temps à autre à quelque fin relative à la conclusion du Contrat d’achat.

CONFIDENTIALITÉ

Par l’acceptation de cette lettre d’engagement, vous convenez que la lettre d’engagement est confidentielle, qu’elle n’est destinée qu’à vous et que vous ne devez en dévoiler ni l’existence ni les modalités à quiconque hormis vos administrateurs, dirigeants, employés, comptables, avocats et autres conseillers et, dans un tel cas, uniquement lorsque cela a trait au Contrat d’achat et aux transactions qui y sont envisagées, et sur une base de confidentialité.  Nonobstant ce qui précède, nous convenons que vous pourrez émettre un communiqué de presse relativement au Contrat d’achat pourvu que CDPQ ait eu l’occasion de le réviser avant qu’il soit émis et ait approuvé toute référence à CDPQ dans ce communiqué de presse.

INDEMNISATION

En signant l’acceptation ci-dessous, vous convenez de rembourser toute dépense encourue par CDPQ (y compris les honoraires de ses conseillers juridiques) en rapport avec cette lettre d’engagement, la conclusion du Contrat d’achat et les transactions qui y sont envisagées ainsi que celles envisagées dans la plan d’arrangement, y compris, mais sans limiter la généralité de ce qui précède, la préparation et négociation du sommaire de termes et conditions, la rédaction et négociation du Contrat d’achat et des documents afférents (que les conditions préalables prévues au Contrat d’achat soient, ou non, rencontrées) et notre vérification diligente.

En acceptant les termes et conditions de cette lettre, vous convenez d’indemniser et d’exonérer CDPQ, de même que les membres de son conseil, de sa direction et de son personnel, ainsi que ses agents, conseillers et représentants (chacune de ces parties étant ci-après nommée une Partie exonérée) vis-à-vis de l’ensemble des réclamations, dommages-intérêts, pertes, responsabilités et frais (y compris, notamment, les frais et débours raisonnables de ses conseillers juridiques) auxquels une Partie Exonérée pourrait être tenue par jugement ou décision ou autrement, dans chaque cas si cela résulte de, ou est relié d’une quelconque façon à, une enquête, un litige ou une procédure ou la préparation de moyens de défense à cet égard, ayant un rapport quelconque avec le Contrat d’achat, les transaction envisagées dans le plan d’arrangement, cette lettre d’engagement (y compris le sommaire des termes et conditions joint à la lettre d’engagement) ou les documents ou transactions qui y sont envisagés, que cette enquête, ce litige ou cette procédure soit ou non le fait de vous-même, de l’un de vos actionnaires ou vos créanciers, d’une Partie exonérée ou de toute autre personne ou qu’une Partie exonérée y soit partie d’une autre façon et que les transactions qui y sont envisagées soient ou non conclues, sauf si un tribunal compétent statue, dans le cadre d’un jugement définitif et non susceptible d’appel, qu’une telle réclamation, de tels dommages-intérêts, une telle perte, une telle responsabilité ou de tels frais sont le résultat de la négligence grossière ou la faute lourde de la Partie exonérée.

Vous convenez également qu’aucune Partie exonérée n’engage sa responsabilité (qu’elle soit directe ou non, contractuelle, en responsabilité civile, délictuelle ou autre) vis-à-vis de vous, de l’un de vos actionnaires ou de l’un de vos créanciers en ce qui concerne le Contrat d’achat, cette lettre d’engagement (y compris le sommaire des termes et conditions joint à la lettre d’engagement) ou les documents ou transactions qui y sont envisagés, sauf si un tribunal compétent, dans le cadre d’un jugement définitif et non susceptible d’appel, statue que cette responsabilité est le fruit de la négligence grossière ou la faute lourde de la Partie exonérée.

[Passage retiré dû à des obligations de confidentialité — dispositions relatives au paiement et au montant des frais]

RÉGIME JURIDIQUE, ETC.

Cette lettre d’engagement, son interprétation et son application sont régies par les lois du Québec et les lois fédérales du Canada applicables dans la Province de Québec.

SIGNATURE

Cette lettre d’engagement peut être signée en tout nombre d’exemplaires que ce soit, chacun, une fois signé, étant réputé constituer un original et la totalité de ces exemplaires, considérés dans leur ensemble, ne constituant qu’une seule et même lettre d’engagement.

ACCEPTATION

Nous vous demandons de bien vouloir nous confirmer que les termes et conditions des présentes et du sommaire ci-joint vous sont acceptables en signant l’acceptation ci-dessous et en retournant un original signé accompagné d’un chèque à l’ordre de Caisse de dépôt et placement du Québec au montant du Frais d’Engagement, à [Passage retiré dû à des obligations de confidentialité — identité de la personne à contacter], Caisse de dépôt et placement du Québec, 1000, Place Jean-Paul-Riopelle, Montréal, Québec, H2Z 2B3, le tout avant 7h00 am (heure de Montréal), le 2 avril 2014, ainsi qu’une copie de ces documents à l’attention de

[Passage retiré dû à des obligations de confidentialité — identité de la personne à contacter], à défaut de quoi, cette offre expirera. Si vous décidiez de nous faire parvenir votre acceptation signée en format PDF par courrier électronique, veuillez tout de même nous faire suivre l’original par messager.

Veuillez agréer, Mesdames, Messieurs, l’expression de notre considération distinguée.

CAISSE DE DÉPÔT ET PLACEMENT DU QUÉBEC

Per:	(signed) “Authorized Signatory”
Authorized Signatory

Per:	(signed) “Authorized Signatory”
Authorized Signatory

Pièce jointe : Sommaire des Termes et Conditions (Gold Stream Agreement Binding Term Sheet).

LUE et ACCEPTÉE ce            jour de                                      2014.

CORPORATION MINIÈRE OSISKO

Per:	(signed) “Authorized Signatory”
Authorized Signatory

Per:	(signed) “Authorized Signatory”
Authorized Signatory

LUE et ACCEPTÉE ce            jour de                                      2014.

YAMANA GOLD INC.

Per:	(signed) “Authorized Signatory”
Authorized Signatory

Per:	(signed) “Authorized Signatory”
Authorized Signatory

SOMMAIRE DES TERMES ET CONDITIONS

Gold Stream Agreement Binding Term Sheet

Seller:	Osisko Mining Corporation (“Osisko”) or such other entity or entities which own the Canadian Malartic Mine pursuant to the Approved Transaction (the “Seller”).

Purchaser:	Caisse de dépôt et placement du Québec or a direct or indirect subsidiary or affiliate thereof and participating purchasers as described herein (the “Purchaser”).

Mine:

The Canadian Malartic Property located in Québec, Canada, to be interpreted broadly and including without limitation the Canadian Malartic Deposit and the South Barnat Deposit and all other mineral deposits and exploration targets now existing or hereinafter discovered (the “Canadian Malartic Mine”).

Gold Stream:

The Purchaser will enter into a gold stream agreement (the “Gold Stream Agreement”) with the Seller under which the Purchaser will pay to the Seller the purchase price comprised of the Deposit (as defined below) and the Production Payments (as defined below), in exchange for the sale and delivery by the Seller to the Purchaser of an amount of refined gold produced from the Canadian Malartic Mine equal to 37,500 ounces per annum not to exceed 10% of gold produced from the Canadian Malartic Mine. The Gold Stream Agreement shall include terms and mechanics satisfactory to the Purchaser in its sole discretion regarding alternative compensation to the Purchaser to the extent the ounces of gold deliverable per annum hereunder would exceed 10% of gold produced from the Canadian Malartic Mine.

The Gold Stream Agreement shall provide that the purchase and sale obligations described above shall continue until the earlier of: i) a total of 500,000 ounces (or 666,667 ounces, if CPPIB (as defined below) becomes a participating purchaser as described below) of refined gold has been delivered to the Purchaser, and thereafter the Seller will sell to the Purchaser and the Purchaser will purchase from the Seller gold produced from the Canadian Malartic Mine in an amount equal to 6% (or 8% if CPPIB (as defined below) becomes a participating purchaser as described below) of gold produced without limitation from the Canadian Malartic Mine; and ii) the exercise of the Put / Call Option (as defined below).

It is agreed that, prior to Closing, Canada Pension Plan Investment Board (“CPPIB”) may convert a portion of its Senior Secured Loan and become a participating purchaser under the Gold Stream Agreement, provided that: i) the Purchaser shall also have the right (but not the obligation) to become a senior lender under the Senior Secured Loan up to the amount by which the Senior Secured Loan is converted (up to a maximum of C$275 million) such that CPPIB and the Purchaser respectively hold equal proportions of the Senior Secured Loan and the Deposit; and ii) any new advances or increases under the Senior Secured Loan will be shared pro rata between CPPIB and the Purchaser. In the event CPPIB becomes a participating purchaser, the ounces of refined gold deliverable under the Gold Stream Agreement shall be increased to 50,000 ounces per annum (25,000 ounces to Purchaser and 25,000 ounces to CPPIB).

All gold shall be sold to the Purchaser free and clear of all encumbrances and liens including without limitation net smelter return royalties and production royalties. All costs and expenses pertaining to the delivery and credit to the account of the Purchaser of gold to the place of delivery shall be borne by the Seller.

To the extent the Deposit has not been reduced to zero on the 15th anniversary of the payment of the Deposit to the Seller, the remaining balance of the Deposit shall be repaid by the Seller to the Purchaser in lawful money of Canada on such date, without interest.

The Gold Stream Agreement will be structured in a manner acceptable to the Purchaser, acting reasonably, and that mitigates the extent to which the Purchaser will become subject to taxes and maximizes the extent to which the Purchaser can defer applicable taxes. Following execution of the Gold Stream Agreement, in the event of any change in tax laws or other circumstances, the Seller will cooperate with the Purchaser, acting reasonably, in implementing any proposed adjustments to the structure of the Gold Stream Agreement to facilitate tax and other planning.

Transfer of Rights and Syndication:

The Purchaser shall have the right at any time to charge, pledge or assign as security to a lender its rights under the Gold Purchase Agreement and the Purchaser will have the right to otherwise assign all or a portion of its respective rights under the Gold Purchase Agreement.

In addition, the Purchaser shall have the right to arrange a syndicate of participating purchasers who shall become party to the Gold Stream Agreement and who shall have the rights and obligations of the Purchaser thereunder on a pro rata basis to their respective share or deemed share of the Deposit, provided that the Purchaser shall be required to provide notice to the Seller of any participating purchaser (other than CPPIB) who is proposed to become a party to the Gold Stream Agreement prior to Closing).

The obligations of the Purchaser and any assignee or participating purchaser under the Definitive Documentation shall be several and not joint and several or solidary.

Delivery Schedule:

The gold ounces required to be delivered to the Purchaser shall be delivered within two business days of the delivery dates under the contract(s) of the Seller with the Mint in respect of the Canadian Malartic Mine, as further set out in the Definitive Documentation and acceptable to the Purchaser.

Definitive Documentation:

In addition to the Gold Stream Agreement, the Purchaser and the Seller will execute and deliver a security agreement and such guarantees, pledges and other documentation to be mutually agreed by the parties (the “Definitive Documentation”). The Definitive Documentation will be governed by the laws of a jurisdiction to be mutually agreed by the parties. The parties agree that the Definitive Documentation shall be drawn up in the English or French languages, as specified by the Purchasers.

Deposit:

The Purchaser will make an up-front cash payment to the Seller in the aggregate amount of C$275 million upon Closing of the Gold Stream Agreement (the “Deposit”), which may be increased by the addition of CPPIB as a participating purchaser upon conversion of the Senior Secured Loan.

The Deposit (including any increase thereof prior to or following Closing) will be paid to the Seller as a prepayment of a portion of the purchase price for the gold to be delivered to the Purchaser.

The Deposit (together with the proceeds of the Senior Secured Loan) may be used solely for purposes of funding a distribution to shareholders of Osisko in conjunction with the Approved Transaction.

Gold Credits:	The Seller shall not be obliged to deliver gold actually mined from the Canadian Malartic Mine. Delivery obligations shall be solely to deliver gold equivalent credits payable in cash (in lawful money of Canada) that shall be acceptable to the Purchaser in an amount equal to the contractual quantity of refined gold required to be delivered hereunder from whatever sources the Seller may select, in a manner that does not result in the Purchaser being subject to additional taxes, and provided that the Seller will not sell to the Purchaser gold that has been purchased directly or indirectly on a commodities exchange. The Purchaser shall have the option to receive payment directly from a refiner or trader where gold is not physically delivered to the Purchaser.

Put / Call Option:

At any time during the period following the second anniversary of the date of Closing and ending on the third anniversary of the date of Closing:

(a) The Seller can repurchase the stream for an amount that would result in a pre-tax IRR (after taking into account all fees paid at or prior to Closing) to the Purchaser of 10%; and

(b) The Purchasers can put the stream back for a pre-tax IRR (excluding all fees paid at or prior to Closing) to the Purchaser of 8%, provided that the maximum IRR including fees (but excluding warrants) is 9.4%, using an IRR calculation with actual monthly cash flows,

(collectively, the “Put / Call Option”).

Purchase Price and Payment:

Prior to the Deposit Reduction Date (as defined below), the purchase price for each ounce of gold delivered by the Seller to the Purchaser shall be the Prevailing Market Price (as defined below), such amount to be payable in cash up to the amount of the Production Payment (as defined below) and, if the Prevailing Market Price exceeds the amount of the Production Payment on the date of delivery of such gold to the Purchaser, such excess shall reduce the Deposit until such time as the Deposit is reduced to zero (the date of such final reduction being, the “Deposit Reduction Date”).

After the Deposit Reduction Date, the purchase price for each ounce of gold delivered by the Seller to the Purchaser shall be an amount equal to the Production Payment.

See Appendix A for non-binding illustrative calculations to be further set forth in the Definitive Documentation and acceptable to the Purchaser.

Production Payment:	An amount in cash per ounce of gold delivered and equal to 42% of the Prevailing Market Price (as defined below) (the “Production Payment”).

Prevailing Market Price:

The “Prevailing Market Price” shall be the afternoon gold fixing price per ounce in US dollars quoted by the London Bullion Market Association on the relevant date of delivery of ounces of gold by the Seller to the Purchaser.

Warrants:

In conjunction with the Gold Stream Agreement, Osisko will issue to the Purchaser fully detachable warrants to purchase common shares in the capital of Osisko in the quantity equal to 1.84% of Osisko’s pro forma shares outstanding following the consummation of the Approved Transaction (the “Osisko Warrants”), each Osisko Warrant conferring on the Purchaser the right, but not the obligation, at any time up to and including its expiry date, to purchase from Osisko one common share of Osisko at a price equal to a 20% premium to Osisko’s 5-day trailing volume weighted average trading price on the Toronto Stock Exchange as of the end of the 5th trading day following the date of Closing of the Gold Stream Agreement.

Additionally, in conjunction with the Gold Stream Agreement, Yamana Gold Inc. (“Yamana”) will issue to the Purchaser 1.46 million fully detachable warrants to purchase common shares in the capital of Yamana (the “Yamana Warrants” and, together with the Osisko Warrants, the “Warrants”), on the same terms as those provided under the Osisko Warrants, mutatis mutandis.

The Warrants shall expire five years after the date of issuance. The Warrants will be transferable by the Purchasers, subject to applicable securities laws. The Warrants will provide that each of Osisko and Yamana will ensure that their respective common shares will remain listed and qualified for trading on the Toronto Stock Exchange.

The terms of the Warrants shall provide the respective issuer thereof with the right, by giving notice thereof, to cause the Purchaser to exercise the Warrants during their term at the applicable exercise price if the closing price of the issuer’s common shares on the principal stock exchange where it trades exceeds a 30% premium to the applicable exercise price for a period of 15 consecutive days ending on the date of the notice. Such notice may be given on no more than two occasions, the gross proceeds to the issuer from the exercise therefrom shall not be less than an amount to be agreed on each occasion and such notice can be provided only if the Seller is not in default of its obligations under the Definitive Documentation. For greater certainty, the Warrants will include the “top up” provision and entitlement to participate in distributions on terms satisfactory to the Purchaser.

Guarantees and Security Interest:

Until the Deposit Reduction Date, the Seller’s obligations in respect of the Gold Stream Agreement will be secured by a first lien pledge of all assets currently held by Osisko and its subsidiaries, including all current and prospective mining properties in Quebec, Ontario, and Mexico, but subject to customary permitted liens and excluded assets on terms satisfactory to the Purchaser (and in any event to be consistent with the Senior Secured Loan as defined below). In order to give effect to the foregoing, the Purchaser will receive a first lien pledge of all of the assets of the Seller subject to the permitted liens referred to above and the Seller’s obligations will be guaranteed by all subsidiaries thereof and by Canadian Malartic Nominee and the partnerships or other entities (the “Exploration Entities”) which will acquire the Kirkland Properties, the Hammond Reef Properties and the Mexican Properties (each as defined in the definitive transaction agreement setting forth the terms and conditions of the Approved Transaction), with such guarantees secured by a first lien pledge of all current and future assets of such subsidiaries and Exploration Entities, subject to the permitted liens referred to above. The Seller’s obligations and the guarantee obligations will also be (i) guaranteed by Osisko and Yamana, in each case on a limited recourse basis, (ii) secured by a pledge of 100% of the equity and intercompany debt of the Seller, Canadian Malartic Nominee, the Exploration Entities and any subsidiaries thereof, and (iii) secured by a pledge of Osisko’s royalty interests in the assets of the Exploration Entities. Pledges of equity interests in the Seller, Canadian Malartic Nominee and the Exploration Entities will not be subject to any transfer restrictions in the applicable partnership or shareholder agreements. All of the foregoing security will rank pari passu with the Senior Secured Loan and will include all assets subject to the liens of the Senior Secured Loan and subject to a satisfactory intercreditor agreement (the “Intercreditor Agreement”).

For greater certainty, the Purchaser’s security shall not extend to any future acquisitions made by Osisko which are financed by permitted distributions made to

Osisko by the Seller or from equity contributions to Osisko, provided none of the Seller, Canadian Malartic Nominee, the Exploration Entities or their respective subsidiaries provide any form of credit support for such acquisitions or the acquired businesses.

Notwithstanding the foregoing, it is acknowledged that Yamana may be unable to provide the limited recourse guarantees and pledges contemplated herein (the “Yamana Security”). Yamana covenants to use commercially reasonable efforts to provide the Yamana Security. [Redacted due to conflidentiality obligations — provision relating to fees].

Information Covenants:

Information to be provided by the Seller to the Purchaser shall include but not be limited to the following as more fully set forth in the Definitive Documentation, unless waived by the Purchaser in its sole discretion:

(a)         Monthly operating and/or exploration reports (as and when prepared) in connection with the Canadian Malartic Mine;

(b)         Notification of any material change in regards to the Canadian Malartic Mine;

(c)         Copies of existing mineral reserve and mineral resource reports and copies of any future mineral reserve and mineral resource reports as and when such reports are prepared for the Canadian Malartic Mine;

(d)         Any other material engineering or economic studies as and when such studies are prepared in connection with the Canadian Malartic Mine;

(e)         Copies of all concentrate and offtaker contracts in connection with the Canadian Malartic Mine;

(f)         Sufficient documentation to determine all recovered and payable gold produced and sold by the Seller in connection with the Canadian Malartic Mine;

(g)         Annual budget, production forecast and mine operating plan, as and when prepared in connection with the Canadian Malartic Mine, and

(h)         Notice of any material event, including force majeure, material labour disruption, material legal action and any actual or threatened withdrawal of any government or third party material permit or approval or any change in law or regulation materially impacting the Canadian Malartic Mine.

Access and Due Diligence:

Prior to and during the currency of the Gold Stream Agreement the Purchaser, acting reasonably, shall be permitted at times mutually agreeable between the Purchaser and the Seller and during normal business hours, to inspect the Canadian Malartic Mine. Such visitation rights shall not interfere with the normal management and operations of the Canadian Malartic Mine. During the currency of the Gold Stream Agreement, the costs of such inspections shall be the sole responsibility of the Purchaser.

In addition, prior to the execution of the Gold Stream Agreement, the Seller shall permit the Purchaser access to its facilities, books and records, and shall make available to the Purchaser and their representatives its key employees, technical consultants, retained engineering companies, accountants, counsel and financial advisors who shall be required to cooperate fully with the Purchaser and their representatives in connection with due diligence investigations of the Purchaser, including technical, legal, tax, title, social, offtake/marketing, political, permitting and financial due diligence associated with the Canadian Malartic Mine.

Audit Rights:

The Gold Stream Agreement will include customary audit rights for the Purchaser, including providing the Purchaser with the right, acting reasonably, to audit the books and records of the Seller concerning the support for the payable gold at the Canadian Malartic Mine.

Representations and Warranties:

Representations and warranties to be made by the Seller in the Definitive Documentation shall include but not be limited to the following representations and warranties (as more fully set forth in the Definitive Documentation) and subject to appropriate materiality qualifications and limited exceptions to be agreed upon.

(a)         Organization, good standing, authorization, validity and enforceability;

(b)         No conflict;

(c)         No litigation;

(d)         Good and valid title to the Canadian Malartic Mine free of liens (other than agreed permitted liens);

(e)         All mining rights associated with the Canadian Malartic Mine are valid and in good standing, including all filings made and fees paid;

(f)         All rights, licenses and approvals necessary for operating the Canadian Malartic Mine have been obtained;

(g)         Absence of defaults under material agreements;

(h)         Compliance with laws, including environmental laws;

(i)         No bankruptcy or insolvency;

(j)         No default or circumstances that would reasonably be expected to ripen into a default by Seller or a Seller counterparty under any material agreement, mortgage, bond or other material instrument;

(k)         Except as disclosed in the Definitive Documentation, no governmental or third party consent required for execution, delivery or performance;

(l)         Except as disclosed in the Definitive Documentation, there are no third party rent, royalty or preemptive rights in the Canadian Malartic Mine or production from the Canadian Malartic Mine, excluding any governmental rights;

(m)         The Seller is in compliance with its obligations under National Instrument 43-101 including in respect of any technical reports relating to the Canadian Malartic Mine;

(n)         No material adverse change (the meaning of such term to be agreed by the parties acting reasonably);

(o)         Payment of taxes;

(p)         The Warrants and the common shares issuable thereunder will have been duly created and validly issued and reserved for issuance, as applicable and, when issued, the common shares will be fully paid and non-assessable; and

(q) The common shares underlying the Warrants will have been approved for listing on the Toronto Stock Exchange subject to customary listing conditions.

Covenants:

General covenants shall include but not be limited to the following:

(a)         The Seller shall operate the Canadian Malartic Mine in a manner consistent with mining industry practice, including with respect to processing, engineering and environmental practices, and shall not make any fundamental change to the metallurgical process that would materially impact gold recoveries without the prior written consent of the Purchaser, such consent not to be unreasonably withheld;

(b)         The Seller may not transfer its economic interests in the Canadian Malartic Mine, unless the third party or parties purchasing the economic interests (a “Transferee”) specifically acknowledges, in form and substance acceptable to the Purchaser, and assumes the liability for all obligations owed to the Purchaser, and the Purchaser must be satisfied as to such Transferee’s financial, operational and technical capability to produce similar amounts of gold from the Canadian Malartic Mine;

(c)         The interests of the Purchaser shall apply to the Canadian Malartic Mine’s metal in stockpiles, dumps or tailings that may be subsequently reprocessed;

(d)         The Seller shall be responsible for the marketing and shipment of all concentrate and any other final saleable product from the Canadian Malartic Mine and shall insure such shipments in accordance with industry practice. Risk of loss or damage to gold in shipments shall remain with the Seller;

(e)         The Seller shall reasonably cooperate in the registration of the security interest in favour of the Purchaser contemplated herein with the appropriate authorities;

(f)         Standard maintenance clauses with respect to permits, insurance, approvals, mineral tenure, books and records, and compliance with laws, including environmental laws; and

(g)         Osisko shall comply in all material respects with applicable securities laws and with the listing requirements of the Toronto Stock Exchange and shall maintain the listing and qualification for trading of its common shares thereon.

Prior Consent for Conversion:

Prior to Closing, CPPIB shall be permitted to convert the Senior Secured Loan and become a participating purchaser under the Gold Stream Agreement without the Purchaser’s prior consent for an aggregate maximum Deposit amount of C$550 million, provided it is on terms identical to those set forth herein and in the Definitive Documentation.

Following the Closing, if any debt or financing transaction in connection with the Approved Transaction is converted to a metals streaming or similar transaction, it shall be subject to the Purchaser’s prior written consent and approval in its sole discretion following at least 14 days’ advance written notice to the Purchaser (which shall include all relevant documentation). For avoidance of doubt, if any more favourable terms are provided in connection with such conversion, the Purchaser hereunder shall also be given the full benefit of such more favourable terms.

Indemnifications:	The Seller shall provide indemnifications to the Purchaser on terms customary for transactions of this nature including without limitation that the Seller will indemnify and hold the Purchaser and each of its respective directors, officers, employees, agents and affiliates harmless from and against any and all damages, claims, losses, liabilities, fines, penalties and expenses incurred or suffered as a result of a breach of the Gold Stream Agreement by the Seller.

Conditions Precedent:

The Gold Stream Agreement will include customary conditions precedent for a transaction of this nature, including but not limited to the following:

[Redacted due to confidentiality obligations — provisions relating to conditions precedent]

Dispute Resolution:

Subject to the Purchaser’s satisfaction, the Gold Stream Agreement will include a binding dispute resolution mechanism for disputes relating to production and similar matters relating to the purchase and sale of gold as contemplated hereunder.

Execution of the Definitive Documentation:

Execution of the Definitive Documentation will occur at a mutually acceptable time and date but, in any event, by no later than June 30, 2014, which shall be drafted by legal counsel to the Purchaser, unless otherwise agreed by the parties.

Defaults and Remedies:

The Definitive Documentation will include customary defaults and remedies for a transaction of this nature including but not limited to (i) cross default to other indebtedness (Purchaser will consider cross-acceleration on Senior Secured Loan, subject to further discussion with CPPIB); (ii) material adverse change; (iii) ceasing to be a reporting issuer in compliance in all material respects with applicable securities laws, or ceasing to be listed on or ceasing to be in compliance in all material respects with the listing requirements of the Toronto Stock Exchange.

[Redacted due to confidentiality obligations — provision relating to Purchaser]

Appendix A

Payment Illustration

Capitalized terms used herein without definition have the meanings ascribed thereto in the Term Sheet.  The following sets forth a non-binding example, for illustration purposes only, of the principal obligations of the Seller and the Purchaser with respect to a delivery by the Seller to the Purchaser of 1,000 ounces of refined gold (the “Purchased Gold”) and is subject to the terms and conditions to be set forth in the Definitive Documentation.  Other than the payment of the Deposit, at no time (both prior to and following the Deposit Reduction Date) will the Purchaser be required to expend any funds.

For the purposes of this illustration, it is assumed that the Prevailing Market Price is USD$1,291.75 (being the afternoon gold fixing price per ounce in US dollars quoted by the London Bullion Market Association on March 31, 2014).

Prior to Deposit Reduction Date

Prior to the Deposit Reduction Date, the Purchaser will be required to purchase the Purchased Gold from the Seller at the purchase price of USD$1,291,750 (the “Purchase Price”, being the aggregate Prevailing Market Price of the Purchased Gold), and the Seller will be required to deliver to the Purchaser “gold credits” (being the cash equivalent to the Purchased Gold in an amount equal to USD$1,291,750), payable in the manner set forth below.

A total of USD$542,535 of the Purchase Price (representing 42% of the Prevailing Market Price multiplied by the number of ounces of Purchased Gold) comprises the Production Payment and will be notionally payable to the Seller by the Purchaser in cash, however this amount will be offset by the delivery to the Purchaser by the Seller of cash in equivalent value.

The remaining USD$749,215 of the Purchase Price payable by the Purchaser to the Seller will be deducted from amounts outstanding under the Deposit.  The Seller will be required to deliver to the Purchaser the remaining cash in equivalent value (being USD$749,215).

Following Deposit Reduction Date

Following the Deposit Reduction Date, the Purchaser will be required to purchase the Purchased Gold from the Seller at the purchase price of USD$542,535 (being the Production Payment), and the Seller will be required to deliver to the Purchaser “gold credits” (being the cash equivalent to the Purchased Gold in an amount equal to USD$1,291,750), payable in the manner set forth below.

The Production Payment will be payable by the Purchaser to the Seller in cash.  This amount however will be offset by the delivery to the Purchaser by the Seller of cash in equivalent value.  The Seller will be required to deliver to the Purchaser the remaining cash in equivalent value (being USD$749,215).

SCHEDULE “F”

LOAN COMMITMENT AGREEMENT

CPPIB CREDIT INVESTMENTS INC.
One Queen Street East
Suite 2600
Toronto, ON M5C 2W5
Canada

CONFIDENTIAL

April 2, 2014

$425,000,000 CAD

Senior Secured Credit Facility
Commitment Letter

Osisko Mining Corporation
1100 avenue des Canadiens-de-Montréal
Suite 300, Montréal, Québec
H3B 2S2

Attention:  Chief Financial Officer

Yamana Gold Inc.
Royal Bank Plaza, North Tower
Suite 2200
200 Bay Street
Toronto, Ontario
M5J 2J3

Attention: Chief Financial Officer

Ladies and Gentlemen:

You have advised CPPIB Credit Investments Inc. (“CPPIB”, the “Commitment Party”, “us” or “we”) that you intend to enter into a transaction, by way of a plan of arrangement under the Canada Business Corporations Act, pursuant to which a wholly-owned subsidiary of Yamana Gold Inc. (“Yamana”) will acquire a 50% interest in the assets of Osisko Mining Corporation (“Osisko” and, together with Yamana, “you”) and a distribution in the form of cash, common shares of Yamana and new common shares of Osisko will be made to Osisko’s shareholders.  The transaction, more particularly described in the arrangement agreement between Osisko and Yamana [dated the date hereof] (the “Arrangement Agreement”), is hereinafter referred to as the “Transaction”.  You have further advised us that, in connection with the Transaction, you wish to obtain a senior secured credit facility in the aggregate amount of C$425,000,000 (the “Senior Secured Credit Facility”).

1.             Commitment.

In connection with the Transaction, CPPIB hereby commits to provide 100% of the Senior Secured Credit Facility to the Borrower (of which $150 million will consist of an assumption by the Borrower of CPPIB’s existing loan to Osisko), upon the terms set forth or referred to in this letter and the term sheet attached as Exhibit A hereto (the “Term Sheet and, together with this letter, the “Commitment Letter”).  Capitalized terms used but not otherwise defined herein are used with the meanings assigned to such terms in the Term Sheet.

2.             Titles and Roles.

It is agreed that:

(a)                                 CPPIB will act as a lead arranger for the Senior Secured Credit Facility (acting in each such capacity, the “Arranger”); and

(b)                                 CPPIB will act as sole administrative agent for the Senior Secured Credit Facility (the “Agent”).

You agree that no other agents, co-agents, arrangers, bookrunners, managers or arrangers will be appointed, no other titles will be awarded and no compensation (other than that expressly contemplated in this Commitment Letter and the Fee Letter dated the date hereof and delivered in connection herewith (the “Fee Letter”)) will be paid to obtain commitments in respect of the Senior Secured Credit Facility unless you and we shall so reasonably agree.

3.             Syndication.

The Arranger reserves the right to further syndicate the Senior Secured Credit Facility, from the date of your acceptance of this Commitment Letter subject to your prior consent which shall not be unreasonably withheld or delayed.  You agree to assist the Arranger in completing a syndication reasonably satisfactory to the Arranger and you.

Should the Arranger elect to syndicate the Senior Secured Credit Facility, such assistance shall include (a) your using commercially reasonable efforts to ensure that the syndication efforts benefit materially from the existing banking relationships of your affiliates, (b) direct contact between your senior management and advisors and the proposed Lenders, (c) as set forth below, assistance of senior management and advisors in the preparation of materials to be used in connection with the syndication of the Senior Secured Credit Facility (including a Confidential Information Memorandum (the “CIM”)) (collectively, with the Term Sheet, the “Information Materials”) and (d) the hosting, with the Arranger, of meetings of, and/or conference calls with, prospective Lenders.

Should the Arranger elect to syndicate the Senior Secured Credit Facility, you will assist us in preparing Information Materials for distribution to prospective Lenders.  If requested, you also will assist us in preparing an additional version of the Information Materials (the “Public-Side Version”) to be used by prospective Lenders’ public-side employees and representatives (“Public-Siders”) who do not wish to receive material non-public information (within the meaning of applicable securities laws) with respect to Osisko, Yamana, their respective affiliates and any of their respective securities (“MNPI”) and who may be engaged in investment and other market related activities with respect to any such entity’s securities or loans.  Before distribution of any Information Materials, you agree to execute and deliver to us (i) a letter in which you authorize distribution of the Information Materials to a prospective Lender’s employees willing to receive MNPI (“Private-Siders”) and (ii) a separate letter in which you authorize distribution of the Public-Side Version to Public-Siders and represent that no MNPI is contained therein.

You agree that the following documents may be distributed to both Private-Siders and Public-Siders, unless you advise the Arranger in writing (including by email) within a reasonable time prior to their intended distribution that such materials should only be distributed to Private-Siders:  (a) administrative materials prepared by the Arranger for prospective Lenders (such as a lender meeting invitation, lender allocation, if any, and funding and closing memoranda), (b) notification of changes in the terms of the Senior Secured Credit Facility and (c) other materials intended for prospective Lenders after the initial distribution of Information Materials.  If you advise us that any of the foregoing should be distributed only to Private-Siders, then Public-Siders will not receive such materials without further discussions with you.

You hereby authorize the Arranger to distribute the Term Sheet and drafts of definitive documentation with respect to the Senior Secured Credit Facility to Private-Siders and Public-Siders.

The Arranger, in its capacity as such, will manage, in consultation with you all aspects of any syndication.  Notwithstanding any other provision of this Commitment Letter to the contrary and notwithstanding any syndication, assignment or other transfer by the Commitment Party, the Commitment Party shall not be relieved, released or novated from its obligations hereunder (including its obligation to fund 100% of the Senior Secured Credit Facility on the Closing Date) in connection with any syndication, assignment or other transfer until after the initial funding of the Senior Secured Credit Facility on the Closing Date.

4.             Information.

You hereby represent that, to your knowledge (with respect to information relating to the other addressee hereof and its subsidiaries), (a) all written information concerning, you and your subsidiaries, and the other addressee hereof and its subsidiaries, other than projections (the “Projections”), other forward looking information and information of a general economic or industry-specific nature, that has been or will be made available to us by you or any of your and their respective representatives on your behalf in connection with the transactions contemplated hereby (the “Information”), when taken as a whole, does not or will not, when furnished or as of the date specified therein, as the case may be, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made (after giving effect to all supplements and updates thereto from time to time) and (b) the Projections and other forward looking information have been or will be prepared in good faith based upon assumptions believed by you to be reasonable at the time furnished (it being recognized by the Commitment Party that such Projections and information are not to be viewed as facts and are subject to significant uncertainties and contingencies many of which are beyond your control, that no assurance can be given that any particular financial projections will be realized, that actual results may differ from projected results and that such differences may be material).  You agree that if, at any time prior to the Closing Date, you become aware that any of the representations in the preceding sentence would be incorrect in any material respect as at the date furnished or date specified therein, as the case may be, you will (or prior to the Closing Date with respect to Information and Projections concerning the other addressee hereof and its subsidiaries, you will use commercially reasonable efforts to) promptly supplement the Information and the Projections so that (with respect to the other addressee hereof and its subsidiaries, to your knowledge) the representations in the preceding sentence remain true in all material respects as of the date furnished or as of the specified date, as the case may be.  You will be solely responsible for the contents of the Information and Projections, and understand that in arranging the

Senior Secured Credit Facility we may use and rely on the Information and Projections without independent verification thereof and we do not assume responsibility for the accuracy and completeness of the Information or the Projections.

5.             Fee Letter.

As consideration for the commitments and agreements of the Commitment Party hereunder, you agree to pay or cause to be paid the fees described in the Fee Letter on the terms and subject to the conditions (including as to timing and amount) set forth therein.

6.             Conditions of Commitment.

The Commitment Party’s commitments and agreements hereunder are subject to (a) there having not occurred any event, development or circumstance since December 31, 2013, and not publicly disclosed prior to the date hereof, that individually or in the aggregate has had or could be reasonably be expected to have a material adverse effect on the business, revenues, operations, financial condition or liabilities (contingent or otherwise) of Osisko and its subsidiaries, taken as a whole, (b) the occurrence of the Closing Date on or prior to June 30, 2014, (c) the negotiation, execution and delivery of definitive credit documentation for the Senior Secured Credit Facility and the related warrants (the “Definitive Loan Documentation”) satisfactory to the Commitment Party, (d) the accuracy of your representations in paragraph 4 above in all material respects, (e) your compliance with the terms of this Commitment Letter and the Fee Letter, and (f) the other conditions set forth or referred to in the Term Sheet.

7.             Indemnification; Expenses.

You agree (a) to indemnify and hold harmless the Commitment Party, its affiliates and controlling persons and their respective directors, officers, employees, partners, agents, advisors and other representatives (each, an “indemnified person”) from and against any and all losses, claims, damages and liabilities to which any such indemnified person may become subject arising out of or in connection with this Commitment Letter, the Fee Letter, the use of the proceeds thereof and the Transaction or any claim, litigation, investigation or proceeding relating to any of the foregoing (a “Proceeding”), regardless of whether any indemnified person is a party thereto or whether such Proceeding is brought by you, any of your affiliates or any third party, and to reimburse each indemnified person within 30 days following written demand therefor (together with reasonable backup documentation supporting such reimbursement request) for any reasonable and documented legal or other out-of-pocket expenses incurred in connection with investigating or defending any of the foregoing; provided, that the foregoing indemnity will not, as to any indemnified person, apply to losses, claims, damages, liabilities or related expenses to the extent they arise from the willful misconduct or gross negligence of, or breach of this Commitment Letter by, such indemnified person (or any of its Related Parties (as defined below)), in each case as determined by a final non-appealable judgment of a court of competent jurisdiction, and (b) to reimburse the Commitment Party and the Agent on the Closing Date for all reasonable and documented out-of-pocket expenses (including due diligence expenses, field examinations and collateral appraisal expenses and travel expenses, but limited, in the case of legal fees and expenses, to the reasonable fees, charges and disbursements of one lead counsel to the Commitment Party and, if reasonably necessary, of local counsel to the Commitment Party in any relevant jurisdiction, incurred in connection with the Senior Secured Credit Facility and any related documentation (including this Commitment Letter, the Fee Letter and the Definitive Loan Documentation).

No indemnified person shall be liable for any damages arising from the use by any person (other than such indemnified person (or its Related Parties)) of Information or other materials obtained through electronic, telecommunications or other information transmission systems, except to the extent any such damages arise from the gross negligence or willful misconduct of such indemnified person (or any of its Related Parties), in each case as determined by a final non-appealable judgment of a court of competent jurisdiction.  None of the indemnified persons or any of their respective affiliates or the respective directors, officers, employees, agents, advisors or other representatives of any of the foregoing shall be liable for any special, indirect, consequential or punitive damages in connection with this Commitment Letter, the Fee Letter or the transactions contemplated hereby.  You shall not be liable for any settlement of any Proceeding effected by any indemnified person without your consent (which consent shall not be unreasonably withheld or delayed), but if settled with your written consent, or if there is a final judgment against an indemnified person in any such Proceeding, you agree to indemnify and hold harmless such indemnified person in the manner set forth above.  You shall not, without the prior written consent of the affected indemnified person (which consent shall not be unreasonably withheld or delayed), effect any settlement of any pending or threatened Proceeding against such indemnified person in respect of which indemnity could have been sought hereunder by such indemnified person unless such settlement (a) includes an unconditional release of such indemnified person from all liability or claims that are the subject matter of such Proceeding and (b) does not include any statement as to any admission of fault or culpability.  For purposes hereof,  “Related Party” and “Related Parties” of an indemnified person mean any (or all, as the context may require) of such indemnified person’s affiliates and controlling persons and its or their respective directors, officers, employees, partners, agents, advisors and other representatives thereof.

8.             Sharing of Information, Absence of Fiduciary Relationship.

The Commitment Party, together with its representative affiliates (the “Arranger Group”), may from time to time provide debt financing, equity capital and other securities trading, hedging and financing activities to other companies in respect of which you may have competing interests. You acknowledge and agree that (a)(i) the arranging and other services described herein regarding the Senior Secured Credit Facility are arm’s-length commercial transactions between you and your affiliates, on the one hand, and the Arranger Group, on the other hand, that do not directly or indirectly give rise to, nor do you rely on, any fiduciary duty on the part of the Commitment Party, (ii) you have consulted your own legal, accounting, regulatory and tax advisors to the extent you have deemed appropriate and (iii) you are capable of evaluating, and understand and accept, the terms, risks and conditions of the transactions contemplated hereby; and (b) in connection with the transactions contemplated hereby, (i) each member of the Arranger Group has been, is, and will be acting solely as a principal and, has not been, is not, and will not be acting as an advisor, agent or fiduciary for you or any of your affiliates and (ii) no member of the Arranger Group has any obligation to you or your affiliates except those obligations expressly set forth in this Commitment Letter and any other agreement with you or any of your affiliates.

9.             Confidentiality.

This Commitment Letter is entered into on the understanding that neither this Commitment Letter nor the Fee Letter nor any of their terms or substance shall be disclosed by you, directly or indirectly, to any other person except (a) your subsidiaries, and to your and their respective directors, officers, employees, affiliates, attorneys, accountants, independent auditors, agents and other advisors, in each case on a confidential basis, (b) in any legal, judicial or administrative proceeding or as otherwise required by applicable law, rule or regulation or as requested by any governmental, regulatory or self-regulatory authority (in which case you agree, to the extent permitted by law, to inform us promptly in advance thereof and, in the case of the Fee Letter, to use commercially reasonable efforts to ensure any such information so disclosed is accorded confidential treatment), (c) to the extent reasonably necessary or advisable in connection with the exercise of any remedy or enforcement of any right under this Commitment Letter and/or the Fee Letter, (d) this Commitment Letter including the existence and contents of this Commitment Letter (but not the Fee Letter or the contents thereof, other than the existence thereof and the aggregate amount of the fees payable thereunder as part of projections, pro forma information and a generic disclosure of aggregate sources and uses in marketing materials and other related disclosures) may be disclosed (i) in any syndication or other marketing materials in connection with the Senior Secured Credit Facility and (ii) in the Arrangement Agreement and in any securities law filing or similar public filing related to the Transaction or in connection with any other public filing requirement and (e)  after your acceptance hereof, the Term Sheet, including the existence and contents thereof (but not the Fee Letter) may be disclosed, in consultation with the Arranger, to any lenders or participants or prospective lenders or prospective participants and, in each case, their directors (or equivalent managers), officers, employees, affiliates, independent auditors or other experts and advisors on a confidential basis.  The foregoing restrictions shall cease to apply in respect of the existence and contents of this Commitment Letter (but not in respect of the Fee Letter and its contents) on the earlier of the Closing Date and one year following the date on which termination of this Commitment Letter has been accepted by you in accordance with its terms.

The Commitment Party shall use all information received by it in connection with the Transaction (including any information obtained by them based on a review of the books and records relating to you or Yamana or any of your or their respective subsidiaries or affiliates) solely for the purposes of providing the services that are the subject of this Commitment Letter and shall treat confidentially all such information and the terms and contents of this Commitment Letter, the Fee Letter and the Definitive Loan Documentation and shall not publish, disclose or otherwise divulge such information; provided, however, that nothing herein shall prevent the Commitment Party from disclosing any such information (a) subject to the final proviso of this sentence, to any lenders or participants or prospective lenders or participants, (b) in any legal, judicial or administrative proceeding or otherwise as required by applicable law, rule or regulation or as required by a governmental authority (in which case the Commitment Party shall (i) to the extent permitted by law, inform you promptly in advance thereof and (ii) use commercially reasonable efforts to ensure that any such information so disclosed is accorded confidential treatment), (c) upon the request or demand of any regulatory authority having jurisdiction over the Commitment Party or its affiliates (in which case the Commitment Party shall (i) except with respect to any audit or examination conducted by accountants or any governmental authority exercising examination or regulatory authority, to the extent permitted by law, notify you promptly in advance thereof and (ii) use commercially reasonable efforts to ensure that any such information so disclosed is accorded confidential treatment), (d) to the directors (or equivalent managers), officers, employees, independent auditors or other experts and advisors of the Commitment Party (collectively, the “Representatives”) on a “need to know” basis solely in connection with the transactions contemplated hereby and who are informed of the confidential nature of such information and are or have been advised of their obligation to keep information of this type confidential, (e) to any of its affiliates and their respective Representatives on a “need to know” basis solely in connection with the transactions contemplated hereby and who are informed of the confidential nature of such information and are or have been advised of their obligation to keep such information confidential; provided, each Commitment Party shall be responsible for its affiliates’ and its and their Representatives’ compliance with this paragraph; (f) to the extent any such information becomes publicly available other than by reason of disclosure by the Commitment Party, its affiliates or its or their respective Representatives in breach of this Commitment Letter, (g) to the extent applicable and reasonably necessary or advisable in connection with the exercise of any remedy or enforcement of any right under this Commitment Letter and/or the Fee Letter, (h) to the extent that such information is received (or has been received) by the Commitment Party or its affiliate from a third party that is not, to the Commitment Party’s or such affiliate’s knowledge, as applicable, subject to contractual or fiduciary confidentiality obligations owing to you, (i) to the extent such information is independently developed by the Commitment Party, and (j) subject to the final proviso of this sentence, to any direct or indirect contractual counterparty to any credit default swap or similar derivative product who agrees in writing in favour of the Borrower to be bound by the terms of this paragraph; provided, further, that the disclosure of any such information pursuant to clauses (a) and (j) above shall be made subject to the acknowledgment and acceptance by such recipient that such information is being disseminated on a confidential basis (on substantially the terms set forth in this paragraph or as is otherwise reasonably acceptable to you and the Commitment Party, including, without limitation, as set forth in any confidential information memorandum or other marketing materials) in accordance with the standard syndication process of the Commitment Party or market standards for dissemination of such type of information.  The provisions of this paragraph shall automatically terminate on the date one (1) year following the date of this Commitment Letter unless earlier superseded by the relevant Definitive Loan Documentation.

10.          Miscellaneous.

This Commitment Letter shall not be assignable by any party hereto (except by us as expressly contemplated under Section 3 above) without the prior written consent of each other party hereto (and any purported assignment without such consent shall be null and void), is intended to be solely for the benefit of the parties hereto and is not intended to and does not confer any benefits upon, or create any rights in favor of, any person other than the parties hereto and, to the extent expressly set forth herein, the indemnified persons.  Subject to Section 3 above, the Commitment Party reserves the right to assign its respective obligations to its affiliates or to employ the services of its affiliates in fulfilling obligations contemplated hereby.  This Commitment Letter may not be amended or waived except by an instrument in writing signed by you and the Commitment Party.  This Commitment Letter may be executed in any number of counterparts, each of which shall be deemed to be an original, and all of which, when taken together, shall constitute one agreement.  Delivery of an executed signature page of this Commitment Letter by facsimile or other electronic transmission (including “.pdf”, “.tif” or similar format) shall be effective as delivery of a manually executed counterpart hereof.  This Commitment Letter and the Fee Letter are the only agreements that have been entered into among us and you with respect to the Senior Secured Credit Facility and set forth the entire understanding of the parties with respect hereto and thereto, and supersede all prior agreements and understandings related to the subject matter hereof.

This Commitment Letter, and any claim, controversy or dispute arising under or related to this Commitment Letter, whether in tort, contract (at law or in equity) otherwise, shall be governed by, and construed and interpreted in accordance with, the laws in force in the Province of Ontario, including the federal laws of Canada applicable therein, without regard to conflict of law principles that would result in the application of any law other than the laws in force in the Province of Ontario, including the federal laws of Canada applicable therein. Each of the parties hereto irrevocably agrees to waive all right to trial by jury in any suit, action, proceeding or counterclaim (whether based upon contract, tort or otherwise) related to or arising out of the Transaction, this Commitment Letter, the Fee Letter or the performance by us or any of our affiliates of the services contemplated hereby.

Your obligations hereunder are joint, and not several. Each of the parties hereto agrees that each of this Commitment Letter and the Fee Letter is a binding and enforceable agreement with respect to the subject matter herein or therein; it being acknowledged and agreed that the funding of the Senior Secured Credit Facility is subject to the conditions specified herein, including the execution and delivery of the Definitive Loan Documentation by the parties hereto in a manner consistent with this Commitment Letter; it being understood that nothing contained in this Commitment Letter obligates you or any of your affiliates to consummate the Transaction or to draw down any portion of the Senior Secured Credit Facility.

You acknowledge that the Arranger and the Lenders shall be entitled to obtain from you all documentation and other information required by bank regulatory authorities under applicable “know your customer” rules and regulations.

We may, subject to your prior consent (not to be unreasonably withheld, delayed or conditioned) at our expense, publicly announce as we may choose the capacities in which we or our affiliates have acted hereunder.  You agree that no press release or other public announcement shall be issued by you referring to CPPIB unless such press release or other public announcement has been approved by CPPIB.

Each of the parties hereto irrevocably and unconditionally submits, for itself and its property, to the non-exclusive jurisdiction of the courts of the Province of Ontario, Canada located at Toronto, including any appellate court from any thereof, (“Ontario Courts”) over any suit, action or proceeding arising out of or relating to this Commitment Letter or the Fee Letter and agrees that all claims in respect of any such suit, action or proceeding shall be heard and determined in such Ontario Courts. You and we irrevocably agree and consent to the service of process out of the Ontario Courts in accordance with the local rules of civil procedure or by mailing a copy thereof, by registered mail, postage prepaid addressed to the applicable party hereto, or by sending a copy thereof by facsimile or e-mail in pdf format to the applicable party hereto.  Each of the parties hereto hereby irrevocably and unconditionally waives (i) any objection which it may have at any time to the laying of venue of any suit, action or proceeding arising out of or relating to this Commitment Letter or the Fee Letter brought in the Ontario Courts, (ii) any claim that any such suit, action or proceeding brought in the Ontario Courts has been brought in an inconvenient forum and (iii) the right to object, with respect to such suit, action or proceeding brought in the Ontario Courts, that such court does not have jurisdiction over such party hereto.  Each of the parties hereto agrees that a final non-appealable judgment in any suit, action or proceeding commenced in the Ontario Courts shall be conclusive and may be enforced in any other jurisdictions by suit on the judgment or in any other manner provided by law.

The Fee Letter and the indemnification, confidentiality, jurisdiction, governing law, sharing of information, no agency or fiduciary duty, waiver of jury trial, service of process and venue provisions contained herein shall remain in full force and effect regardless of whether the Definitive Loan Documentation shall be executed and delivered and notwithstanding the termination or expiration of this Commitment Letter or the commitments hereunder; provided, that your obligations under this Commitment Letter (other than (a) your obligations with respect to syndication and (b) your obligations with respect to confidentiality of the Fee Letter and the contents thereof) shall automatically terminate and be of no further force and effect to the extent superseded by the Definitive Loan Documentation on the Closing Date.  Subject to the preceding sentence, you may terminate this Commitment Letter (in whole but not in part, and other than in respect of confidentiality and indemnification provisions) upon written notice to the Commitment Party at any time.

If the foregoing correctly sets forth our agreement, please indicate your acceptance of our offer as set forth in this Commitment Letter and the Fee Letter by returning to us executed counterparts of this Commitment Letter and of the Fee Letter not later than 8:00 a.m., Toronto time, on April 2, 2014.  Such offer will remain available for acceptance until such time, but will automatically expire at such time if we have not received such executed counterparts in accordance with the preceding sentence.  In the event that the Closing Date does not occur on or before 5:00 p.m., Toronto time, on the earliest of (a) June 30, 2014, (b) the date of the valid termination of the Arrangement Agreement prior to the closing of the Transaction and (c) the date of the closing of the Transaction without the use of the Senior Secured Credit Facility, then this Commitment Letter and the commitments hereunder shall automatically terminate unless we shall, in our sole discretion, agree to an extension.

[Remainder of page intentionally left blank]

We are pleased to have been given the opportunity to assist you in connection with this important financing.

Very truly yours,

CPPIB CREDIT INVESTMENTS INC.

		By:	/s/
		Name:	Adam Vigna
		Title:	Authorized Signatory

		By:	/s/
		Name:	John Butler
		Title:	Authorized Signatory

Accepted and agreed to as of
the date first above written:

OSISKO MINING CORPORATION

By:	/s/
Name:	Sean Roosen
Title:	President & CEO

By:	/s/
Name:	Bryan A. Coates
Title:	Vice President & CFO

YAMANA GOLD INC.

By:	/s/
Name:	Charles Main
Title:	EVP, Finance and CFO

By:	/s/
Name:
Title:

[SIGNATURE PAGE TO COMMITMENT LETTER]

EXHIBIT “A”

See attached Term Sheet

EXHIBIT “A”

TERM SHEET

SENIOR SECURED LOAN

All Figures in Canadian Dollars unless otherwise indicated

DATE:	April 2, 2014

BORROWER:

Canadian Malarctic Partnership, a general partnership governed by the laws of a Province to be determined (“Borrower”), which will acquire the assets and carry on the business of the Canadian Malarctic gold mine located in Malarctic, Quebec and will be 50% owned by Osisko Mining Corporation (“Osisko”) and its wholly-owned subsidiaries and 50% owned by a wholly-owned subsidiary of Yamana Gold Inc. (Yamana”).

INITIAL LENDER:	CPPIB Credit Investments Inc. (“CPPIB”).

AGENT:	CPPIB will act as administrative agent (the “Agent”) for the lenders (the “Lenders”).

TRANSACTION:

The Initial Lender will advance to the Borrower a loan, secured by a first lien pledge (pari passu with the Streaming Financing, as defined below) of all current and future assets of the Borrower and its subsidiaries and the other assets specified below, subject to the exceptions referred to below, and will receive warrants with the terms described herein.

LOAN AMOUNT:

$425 million (the “Loan”), to be comprised of a $275 million new advance, and the assumption by the Borrower of CPPIB’s existing $150 million secured loan to Osisko (as amended and restated effective October 1, 2013) (the “Existing Loan”) on the terms set out herein.

TARGET CLOSING DATE:	June 30, 2014 (the “Closing Date”).

LOAN MATURITY:	June 30, 2017 (the “Maturity Date”).

LOAN AMORTIZATION:	Amortization at 3% of the Loan Amount per quarter commencing September 30, 2014, with the remaining loan balance to be repaid on the Maturity Date.

LOAN COUPON:	7.625%, payable quarterly in arrears on the last day of March, June, September and December each year, commencing September 30, 2014.

USE OF LOAN PROCEEDS:

To fund (together with the proceeds of the Streaming Financing) a distribution to shareholders of Osisko, in conjunction with the proposed plan of arrangement transactions (the “M&A Transaction”) contemplated between Osisko and Yamana pursuant to the arrangement agreement dated the date hereof (the “Arrangement Agreement”).

GUARANTEES AND LIENS:

The Borrower’s obligations in respect of the loan will be secured by a first lien pledge of all assets currently held by Osisko and its subsidiaries, including all current and prospective mining properties in Quebec, Ontario, and Mexico, but subject to customary prior liens and excluded assets on terms substantially consistent with the Existing Loan (and in any event to be consistent with the Streaming Financing as defined below). In order to give effect to the foregoing, the Lenders will receive a first lien pledge of all of the assets of the Borrower subject to the exceptions referred to above and the Borrower’s obligations will be guaranteed by all subsidiaries thereof and by Canadian Malarctic Nominee and the partnerships or other entities (the “Exploration Entities”) which will acquire the Kirkland Properties, the Hammond Reef Properties and the Mexican Properties (each as defined in the Arrangement Agreement), with such guarantees secured by a first lien pledge of all current and future assets of such subsidiaries and Exploration Entities, subject to the exceptions referred to above. The Borrower’s obligations and the guarantee obligations will also be (i) guaranteed by Osisko and Yamana, in each case on a limited recourse basis, (ii) secured by a pledge of 100% of the equity and intercompany debt of the Borrower, Canadian Malarctic Nominee, the Exploration Entities and any subsidiaries thereof, and (iii) secured by a pledge of Osisko’s royalty interests in the assets of the Exploration Entities. Pledges of equity interests in the Borrower, Canadian Malarctic Nominee and the Exploration Entities will not be subject to any transfer restrictions in the applicable partnership or shareholder agreements. All of the foregoing security will rank pari passu with the Streaming Financing and will include all assets subject to the liens of the Streaming Financing.

For greater certainty, the Lenders’ security shall not extend to any future acquisitions made by Osisko which are financed by permitted distributions made to Osisko by the Borrower or from equity contributions to Osisko, provided none of the Borrower, Canadian Malarctic Nominee, the Exploration Entities or their respective subsidiaries provide any form of credit support for such acquisitions or the acquired businesses.

WARRANTS:

In conjunction with the issuance of the loan, Osisko will award to the Initial Lender fully detachable warrants in the quantity equal to 2.85% of Osisko’s pro forma shares outstanding following the consummation of the M&A Transaction, each of which will confer upon the Initial Lender the right, but not the obligation, at any time up to and including its expiry date, to purchase from Osisko a common share of Osisko at a price equal to a 20% premium to Osisko’s 5-day trailing volume weighted average trading price on the Toronto Stock Exchange as of the end of the 5th trading day following the Closing Date of this transaction.

Additionally, in conjunction with the issuance of the loan, Yamana will award to the Initial Lender 2.25 million fully detachable warrants, each of which will confer upon the Initial Lender the right, but not the obligation, at any time up to and including its expiry date, to purchase from Yamana a common share of Yamana at a price equal to a 20% premium to the Yamana’s 5-day trailing volume weighted average trading price on the Toronto Stock Exchange as of the 5th trading day following the Closing Date of this transaction.

Each warrant will expire 5 years after the date that it is issued. Osisko and Yamana will ensure that their common shares, including those issued pursuant to the exercise of the warrants, are listed and qualified for trading on the Toronto Stock Exchange.

The respective issuers of the warrants shall have the right by giving notice thereof (provided that such notice is also given in respect of a pro rata portion of the warrants issued on the Streaming Financing) to cause the Lenders to exercise the warrants during their term at the applicable exercise price if the closing price of the shares of the respective issuer on the principal stock exchange where it trades exceeds a 30% premium to the applicable exercise price for a period of 15 consecutive days ending on the date of the notice. Such notice may be given on no more than 2 occasions, the gross proceeds to the issuer shall not be less than an amount (to be agreed) on each occasion and such notice can be provided only if the Borrower is then not in default of the Loan Agreement. For greater certainty, the warrants will include the “top up” provision and entitlement to participate in distributions included in the Existing Warrants (defined below).

The existing warrants held by CPPIB (the “Existing Warrants”) will be cancelled as of the Closing Date and the amount by which the aggregate market price of the common shares exceeds the aggregate exercise price of the Existing Warrants as of the Closing Date will be added to the Loan Amount as additional principal owing to CPPIB.

CHANGE OF CONTROL:

Upon a Change of Control (defined as (i) the Operator under the Canadian Malarctic Partnership Agreement becoming any party other than Osisko or Yamana, or (ii) any person or group of persons acting in concert acquiring voting control of the Operator, except in the case of a Change of Control of Osisko as a result of which Yamana becomes the Operator), the Loan Amount and all other obligations owing to a Lender will, at the option of such Lender, become due and payable at 103% of principal.

MANDATORY PREPAYMENTS:

Beyond the Loan Amortization detailed above, Mandatory Prepayments will be required, on terms standard for transactions of this nature, from asset sales, insurance proceeds not reinvested to repair or replace damaged property and 50% of the proceeds of equity issuances to partners other than Osisko or Yamana (subject to a materiality threshold, exceptions for “flow through” common share offerings and other exceptions to be determined). If the put/call right under the Streaming Financing is exercised, the Borrower shall be required to prepay the Loan on a pro rata basis to the amount of the Streaming Financing being repaid.

OPTIONAL PREPAYMENT:

The Borrower may at its option prepay the remainder of the loan outstanding, in whole but not in part, at the price indicated in the prepayment schedule outlined below, plus accrued and unpaid interest thereon:

June 30, 2014 — June 29, 2015: 106% of principal
June 30, 2015 — June 29, 2016: 104% of principal
June 30, 2016 — December 31, 2016: 102.5% of principal
Thereafter: 100% of principal.

For clarity, the foregoing prepayment premiums will also apply to any Mandatory Prepayment set out above and upon acceleration after default.

COVENANTS:

Customary and appropriate for transactions of this nature, including but not limited to covenants regarding provision of audited and interim financial statements, provision of an annual business plan, future debt incurrence, future liens, interest expense coverage, capital expenditures, acquisitions, investments, dispositions, affiliate transactions, restricted payments, maintenance financial covenants, etc. Covenants will be substantially similar to the Existing Loan, with such changes as are required or appropriate to reflect the new structure and leverage levels.

REPRESENTATIONS AND WARRANTIES:	Customary and appropriate for transactions of this nature.

FEES:	In accordance with the fee letter entered into on the date hereof.

EVENTS OF DEFAULT:

Customary and appropriate for transactions of this nature, including but not limited to (i) cross default to other indebtedness other than the Streaming Financing, and cross- acceleration to Streaming Financing (subject to parallel provision in Streaming Financing), (ii) material adverse change, (iii) ceasing to be a reporting issuer in compliance in all material respects with applicable securities laws, or ceasing to be listed on or ceasing to be in compliance in all material respects with the listing requirements of the TSX.

EXPENSES:

The Borrower agrees to reimburse the Lenders for all reasonable and documented out-of-pocket costs and expenses incurred in connection with the Loan, the preparation of definitive documentation for the Loan and the other transactions contemplated hereby, including reasonable and documented out-of-pocket expenses for legal counsel.

CHOICE OF LAW:	Province of Ontario, Canada.

INDEMNIFICATION:	Customary and appropriate for transactions of this nature.

ASSIGNMENTS AND PARTICIPATIONS:

The Lenders will be permitted to assign and participate advances and commitments subject to the consent of the Borrower, not to be unreasonably withheld or delayed, provided no event of default has occurred which is continuing (to the extent assignments under the Streaming Financing are similarly restricted). Yamana warrants will be freely assignable by the Lenders, subject to applicable securities laws. Osisko warrants will be assignable by the Lenders, subject to applicable securities laws and (to the extent also applicable to the warrants issued in respect of the Streaming Financing) to restrictions similar to those applicable to the Existing Warrants.

CONDITIONS PRECEDENT AND OTHER REQUIREMENTS:

Usual and customary for transactions of this nature, including, but not limited to the following:

•                  Satisfactory legal review of the transactions contemplated by the Arrangement Agreement and all related documents, including satisfactory tax and insolvency structure review

• Mutually agreed upon definitive documents and creation and perfection of security
• Continued effectiveness of existing intercreditor arrangements with equipment financiers and subordinated lenders or replacement agreements on substantially similar terms
• Truth of representations and warranties
• Consents (if required) under existing debt agreements, shareholder agreements, material contracts, etc.
• Receipt of conditional listing approval from the TSX in respect of the common shares underlying the warrants described herein
• Contemporaneous consummation of the M&A Transaction in accordance with the Arrangement Agreement and satisfaction of the conditions set out therein
• Receipt of all necessary regulatory and shareholder approvals for the M&A Transaction

•                  Contemporaneous completion of a gold streaming financing by the Borrower with Caisse de depot et placement du Quebec (“Caisse”) in the amount of $275 million on terms and conditions satisfactory to CPPIB (the “Streaming Financing”), which Streaming Financing will rank pari passu with the Loan

• Intercreditor agreement with Caisse in respect of the Streaming Financing on terms satisfactory to CPPIB
• No Material Adverse Change.

CPPIB CREDIT INVESTMENTS INC.
One Queen Street East
Suite 2600
Toronto, ON M5C 2W5
Canada

CONFIDENTIAL

April 2, 2014

Osisko Mining Corporation
1100 avenue des Canadiens-de-Montréal
Suite 300, Montréal, Québec
H3B 2S2

Attention:  Chief Financial Officer

Yamana Gold Inc.
Royal Bank Plaza, North Tower
Suite 2200
200 Bay Street
Toronto, Ontario
M5J 2J3

Attention: Chief Financial Officer

[redacted — proprietary information]

Please confirm that the foregoing is our mutual understanding by signing and returning to us an executed counterpart of this Fee Letter.

Very truly yours,

CPPIB CREDIT INVESTMENTS INC.

		By:	/s/
		Name:	Adam Vigna
		Title:	Authorized Signatory

		By:	/s/
		Name:	John Butler
		Title:	Authorized Signatory

Accepted and agreed to as of
the date first above written:

OSISKO MINING CORPORATION

By:	/s/
Name:	Sean Roosen
Title:	President & CEO

By:	/s/
Name:	Bryan A. Coates
Title:	Vice President & CFO

YAMANA GOLD INC.

By:	/s/
Name:	Charles Main
Title:	EVP, Finance and CFO

By:	/s/
Name:
Title:

[Signature Page to Fee Letter]

SCHEDULE “G”

CANADIAN MALARTIC PARTNERSHIP AGREEMENT

PARTNERSHIP AGREEMENT

of

CANADIAN MALARTIC PARTNERSHIP

As of •, 2014

i

(continued)

(continued)

(continued)

Schedule “A” Canadian Malartic Property

Schedule “B” Special Resolution of the Partners

Schedule “C” Special Resolution of The Management Committee

Schedule “D” Unanimous Resolution of the Partners

Schedule “E” Cost Recovery Procedures

Schedule “F” Form of Nominee Agreement

Schedule “G” Powers and Duties of the Operator

Schedule “H” Net Smelter Return Royalty

Schedule “I” Area of Interest

PARTNERSHIP AGREEMENT

THIS AGREEMENT initially entered into as of •, 2014

BETWEEN:

OSISKO MINING CORPORATION,

a corporation existing under the laws of Canada;

(hereinafter referred to as “Osisko”)

— and —

• CANADA INC.,

a corporation existing under the laws of Canada;

(hereinafter referred to as “Osubco”)

RECITALS:

WHEREAS Osisko and Osubco desire to form a general partnership under the laws of the Province of Québec to be known as the “Canadian Malartic Partnership” (the “Partnership”), upon the terms set out herein, for the purpose of carrying on the Partnership Business;

AND WHEREAS following the formation of the Partnership, Osisko desires to transfer the Canadian Malartic Assets to the Partnership pursuant to a court-approved Plan of Arrangement, in order to enable the Partnership to carry on the Partnership Business;

AND WHEREAS Osisko has convened a special meeting of its shareholders (the “Osisko Shareholder Meeting”), to be held on •, 2014, to approve, among other things, the transfer of the Canadian Malartic Assets to the Partnership pursuant to the Plan of Arrangement in consideration for the assumption by the Partnership of the Malartic Assumed Liabilities, the issuance by the Partnership of the Partnership Promissory Note to Osisko and the issuance by the Partnership of additional Units to Osisko;

AND WHEREAS in conjunction with the transactions contemplated in the Plan of Arrangement, the parties hereto desire to cause the Partnership to enter into the Gold Stream Transaction and the Loan Transaction;

AND WHEREAS following the formation of the Partnership, Osisko and the Partnership shall enter into the Nominee Agreement pursuant to which Osisko shall hold title to the Canadian Malartic Property as agent and nominee of the Partnership;

AND WHEREAS pursuant to the Plan of Arrangement, Osisko will, following the transfer of the Canadian Malartic Assets to the Partnership, transfer 50% of the issued and outstanding Units to a wholly-owned subsidiary of Yamana Gold Inc. in order to permit such subsidiary to become a Partner in the Partnership;

AND WHEREAS following the transfer of Units to a wholly-owned subsidiary of Yamana Gold Inc., the Partnership shall direct that Osisko shall transfer title of the Canadian Malartic Property to Canadian Malartic Nominee such that Canadian Malartic Nominee shall succeed Osisko as agent and nominee with respect to the title to the Canadian Malartic Property and shall further direct that Canadian Malartic Nominee shall be registered on title to the Canadian Malartic Property;

AND WHEREAS the parties hereto wish to appoint Osisko as the initial Operator;

AND WHEREAS in order to facilitate the foregoing, the parties hereto are entering into this Agreement for the purpose of setting forth the respective rights and obligations of the Partners in relation to the Partnership and the other matters set forth herein.

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by each of the parties, the parties hereto hereby agree as follows:

ARTICLE 1
DEFINITIONS AND PRINCIPLES OF INTERPRETATION

1.1                               Definitions

Whenever used in this Agreement, the following words and terms have the meanings set out below:

“Acceptance Notice” has the meaning given to it in Section 18.4;

“Acceptance Period” has the meaning given to it in Section 18.4(c);

“Acquiring Partner” has the meaning given to it in Section 22.10(a);

“Additional Rights” has the meaning given to it in Section 22.10;

“Affiliate” of any Person means, at the time such determination is being made, any other Person controlling, controlled by or under common control with such first Person, where “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities or otherwise;

“Affiliated Partner Group” means, collectively, a Partner and each Affiliate of that Partner that is also a Partner;

“Agreement” means this partnership agreement, including all schedules thereto, and all amendments thereto or restatements thereof as permitted;

“Annual Audit” has the meaning given to it in Section 14.3;

“Approved Annual Program and Budget” has the meaning given to it in Section 8.2(b);

“Approved Decommissioning Program and Budget” has the meaning given to it in Section 8.4(b);

“Approved Expansion Program and Budget” has the meaning given to it in Section 8.3(b);

“Approved Products Sales Criteria” means the criteria established, from time to time, by the Management Committee for the transportation, storage, handling, marketing and sale of Products on behalf of the Partnership by the Operator or any other Person;

“Approved Programs and Budgets” at any time means, collectively, (i) the Approved Annual Program and Budget, (ii) any Approved Expansion Program and Budget, and (iii) any Approved Decommissioning Program and Budget, then in effect;

“Arbitration Provisions” has the meaning given to it in 21.1(c);

“Area of Interest” means a 20 kilometer radius around the outside boundaries of the Canadian Malartic Property, as of the date hereof, as depicted in Schedule “I”;

“Arrangement Agreement” means the arrangement agreement between • and • dated •, 2014;

“Assumed Liabilities” has the meaning given to it in the Osisko Contribution Agreement;

“Auditor” means the external auditor of the Partnership appointed pursuant to Section 1.2 of Schedule “E” and any subsequent appointee appointed by Special Resolution of the Partners as set forth Schedule “B”;

“Business Day” means any day, other than a Saturday, Sunday or statutory holiday in Toronto, Ontario or Montreal, Québec;

“Canadian Malartic Assets” has the meaning given to it in the Osisko Contribution Agreement;

“Canadian Malartic Nominee” means a wholly-owned subsidiary of Osisko to be incorporated by Osisko under the laws of Canada;

“Canadian Malartic Nominee Agreement” has the meaning given to it in Section 3.5(d);

“Canadian Malartic Property” means the real property described in Schedule “A”;

“Cash Call” has the meaning given thereto in Section 10.2(a);

“Chair” has the meaning given thereto in Section 6.5(a);

“Change of Control of the Operator” means the occurrence of any transaction or event resulting in (i) any Person (or group of Persons acting in concert) purchasing or acquiring legal or beneficial ownership, either directly or indirectly, of voting shares of the Operator which carry more than 50% of the votes for the election of directors of the Operator, except where such Person or group of Persons are “related” (within the meaning of the Tax Act) to the Operator prior to such purchase or acquisition, (ii) the amalgamation of the Operator with another Person or Persons, except where such amalgamation is with a Person or group of Persons each of whom is “related” (within the meaning of the Tax Act) to the Operator prior to such amalgamation, or (iii) a sale of all or substantially all of the assets of the Operator to any Person (or group of Persons acting in concert), but excluding any such sale or transfer to the Partnership;

“Charging Partner” has the meaning given to it in Section 18.8;

“Civil Code Arbitration Provisions” has the meaning given to it in Section 21(f);

“Continuing Obligation” means an obligation, liability or responsibility that is reasonably expected to continue or arise after Operations on a particular area of the Canadian Malartic Property has ceased or is suspended, including future monitoring, stabilization, reclamation, rehabilitation or restoration requirements under Laws, or pursuant to the instruments of title which the Canadian Malartic Property are held;

“Contribution” means a contribution of property (including, for the avoidance of doubt, cash) to the capital of the Partnership in consideration for a Partnership Interest in accordance with this Agreement;

“Contributor” has the meaning given to it in Section 3.5(c);

“Cost Recovery Procedures” means the procedures set forth in Schedule “E”;

“Cover Payment” has the meaning given to it in Section 10.3(c);

“Declarations” means all constating documents or declarations filed under applicable legislation establishing the Partnership as a general partnership under the laws of the Province of Québec, as amended, supplemented or restated from time to time;

“Development” means preparation for Mining, including definition drilling, test mining, mine feasibility studies and such other work;

“Disposee” has the meaning given to it in Section 18.2 and 18.7, respectively;

“Disposer” has the meaning given to it in Section 18.2 and 18.7, respectively;

“Dispute” has the meaning given to it in Article 21;

“Distributable Cash Flow” means, for any Distribution Period:

(a)                                 without duplication, the revenue received by the Partnership from the Partnership Business for that Distribution Period from all sources (but, for the absence of doubt, excluding, in all cases, the cash portion of any Contribution received by the Partnership in consideration for a Partnership Interest ), including:

(i)                                     all amounts received from the sale of Products by the Partnership;

(ii)                                all amounts received on account of the provision of services using Partnership Assets, or the granting of other rights, uses or licenses of or in any Partnership Assets to third parties;

(iii)                             all amounts received from the sale of Partnership Assets;

(iv)                              insurance proceeds;

(v)                                 credits and incentives; and

(vi)                              all interest income;

(b)                                 less, and without duplication, for that Distribution Period, amounts on account of any Expenditures that are not on account of capital according to the Financial Reporting Framework, including:

(i)                                     royalties and other third party burdens incurred or accrued during such period on account of the production and sale of Products by the Partnership;

(ii)                                expenditures incurred or accrued, directly or indirectly, by the Partnership in connection with the Partnership Business;

(iii)                             amounts payable to the Operator pursuant to Section 7.6;

(iv)                              expenditures incurred or accrued in connection with the sale or other disposition of Partnership Assets; and

(v)                                 amounts that the Management Committee may consider to be necessary to provide for reserves to stabilize cash Distributions to Partners;

“Distribution” at any particular time, means, in the singular, a distribution of money or property or rights or interests in property, or any combination thereof to a Partner by the Partnership at that time in respect of the income or capital of the Partnership, and means, in the plural, the aggregate of all such distributions each of which is an amount paid or distributed to a Partner at that time in respect of the income or capital of the Partnership;

“Distribution Payment Date” means the 10th day following the end of each Distribution Period, or such other date as the Management Committee may from time to time approve;

“Distribution Period” means a Calendar month or such other period as the Management Committee may from time to time approve;

“Draft Tax Package” has the meaning given to it in Section 20.2(b);

“Economic Exhaustion” has the meaning given to it in Section 16.1(c)(iv);

“Election Notice” has the meaning given to it in Section 22.10(c);

“Effective Date” means the date set out on the cover page of this Agreement;

“Encumbrance” means a security interest, hypothec, mortgage, deed of trust, pledge, lien, net profits interest, royalty, overriding royalty interest, other payment out of production, or other encumbrance of a similar nature;

“Environmental Compliance” means actions performed during or after Operations to materially comply with requirements for all Environmental Laws or contractual commitments related to the reclamation of the Partnership Property or other material compliance with Environmental Laws;

“Environmental Laws” means Laws aimed at reclamation or restoration of the Partnership Property; abatement of pollution; protection of environment; protection of wildlife, including endangered species; ensuring public safety from environmental hazards; protection of cultural or historic resources; management, storage or control of hazardous materials and substances; releases or threatened releases of pollutants, contaminants, chemicals or industrial, toxic or hazardous substances and waste into the environment, including without limitation, ambient air, surface water and groundwater; and all other Laws relating to the manufacturing, processing, distribution, use, treatment, storage, disposal, handling or transport of pollutants, contaminants, chemicals or industrial, toxic or hazardous substances or wastes;

“Environmental Liabilities” means any and all claims, actions, causes of action, damages, losses, liabilities, obligations, penalties, judgments, amounts paid in settlement, assessments, costs, disbursements, or expenses (including, without limitation, attorneys’ fees and costs, experts’ fees and costs, and consultants’ fees and costs) of any kind or of any nature whatsoever that are asserted against either Partner, by any person or entity other than the other Party, alleging liability (including, without limitation, liability for studies, testing or investigatory costs, cleanup costs, response costs, removal costs, remediation costs, containment costs, restoration costs, corrective action costs, closure costs, reclamation costs, natural resource damages, property damages, business losses, personal injuries, penalties or fines) arising out of, based on or resulting from (i) the presence, release, threatened release, discharge or emission into the environment of any hazardous materials or substances existing or arising on, beneath or above the Partnership Property and/or emanating or migrating and/or threatening to emanate or migrate from the Canadian Malartic Property to off-site properties; (ii) physical disturbance of the environment; or (iii) the violation or alleged violation of any Environmental Laws;

“Excepted Taxes” means taxes determined or measured by a Partner’s sales revenue or net income, but, for greater certainty, does not include Québec Mining Duties;

“Excise Tax Act” means the Excise Tax Act (Canada), as amended;

“Expenditures” has the meaning given to it in Cost Recovery Procedures set forth in Schedule “E”;

“Exploration” means all activities directed toward ascertaining the existence, location, quantity, characteristics, quality or commercial values of deposits of Products;

“Financial Reporting Framework” means the accounting policies to be used by the Partnership as agreed upon by Special Resolution of the Management Committee;

“Fiscal Year” has the meaning given to it in Section 3.4;

“Gold Stream Transaction” means a gold forward purchase and sale transaction between the Partnership and the Streaming Counterparty, to be entered into following the formation of the Partnership, pursuant to which the Partnership agrees to sell a specified quantity of gold to an arm’s length third party in consideration for an Upfront Payment and an additional transfer price payable upon delivery of the gold by the Partnership to the Streaming Counterparty;

“Governmental Authority” means any government, regulatory authority, governmental department, agency, commission, bureau, official, minister, Crown corporation, court, board, tribunal, dispute settlement panel or body or other law, rule or regulation-making entity:

(a)                                having jurisdiction on behalf of any nation, province, state or other geographic or political subdivision thereof; or

(b)                                exercising, or entitled to exercise any administrative, executive, judicial, legislative, policy, regulatory or taxing authority or power;

“Indemnified Partner” has the meaning attributed to that term in Section 9.6;

“Indemnifying Partner” has the meaning attributed to that term in Section 9.6;

“Indirect Transfer” has the meaning given to it in Section 18.9;

“Initial Osisko Contribution” means $10,000 contributed by Osisko to the Partnership on the date hereof in consideration for 10 Units of the Partnership;

“Initial Osubco Contribution” means $10,000 contributed by Osubco to the Partnership on the date hereof in consideration for 10 Units of the Partnership;

“Insolvent Partner” means a Partner that has experienced an event of insolvency, including (i) filing a petition in bankruptcy, (ii) having a receiver appointed for its affairs, (iii) making a general assignment for the benefit of creditors, or (iv) being unable to carry out its commitments under this Agreement, for primarily financial reasons;

“Law” or “Laws” means applicable laws (including common law), statutes, by-laws, rules, regulations, orders, ordinances, protocols, codes, guidelines, treaties, policies, notices, directions, decrees, rulings and judicial, arbitral, administrative, ministerial or departmental judgments, awards or requirements of any Governmental Authority;

“Loan Transaction” has the meaning given to it in the Arrangement Agreement;

“Management” has the meaning given to it in Section 7.5;

“Management Committee” means the committee established under Section 6.1;

“Material Loss” has the meaning given to it in Section 9.6(a);

“Material Project” means any project proposed to be undertaken by the Partnership that would involve aggregate non-sustaining capital expenditures (being those capital expenditures that are not Sustaining Capital Expenditures) in excess of $50 million;

“Mineral Rights” means the rights and obligations in respect of the rights to explore and mine the Partnership Property;

“Mining” means the mining, extracting, producing, handling, milling or other processing of Products and the ancillary activities associated therewith;

“Nominee” has the meaning given to it in Section 3.5(c);

“Nominee Agreement” means a nominee agreement between the Partnership and one or more nominee corporations, pursuant to which certain Partnership Assets will be held by such nominee corporation or corporations in accordance with Section 3.5, substantially in the form attached as Schedule “F”;

“Nominee Assets” has the meaning given to it in Section 3.5(c);

“Non-Paying Partner” has the meaning given to it in Section 10.3(f);

“Non-Osisko Partner” means a Partner that is not part of the Osisko Partner Group, and “Non-Osisko Partners” means all such Partners, collectively;

“Notice” has the meaning given to it in Section 22.10(b);

“Notices” has the meaning given to it in Section 22.3;

“Notice of Change of Operator” has the meaning given to it in Section 7.1(c);

“Notified Partner” has the meaning given to it in Section 22.10(b);

“NSR Royalty” means a net smelter return royalty having the terms and conditions set out in Schedule “H”;

“Offeror” has the meaning given to it in Section 18.3;

“Offeror’s Offer” has the meaning given to it in Section 18.3;

“Operations” means the exploration, development, mining, mine reclamation or rehabilitation and other activities carried out or to be carried out under this Agreement and for the purposes described in Section 2.3;

“Operator” means the Person appointed from time to time under Article 7 to manage Operations of the Partnership, initially being Osisko;

“Operator Indemnified Persons” has the meaning given to it in Section 7.10(a);

“Ordinary Resolution” means a resolution of the Management Committee that must be passed by greater than 50% of votes cast by Voting MC Members, either at a duly constituted meeting of the Management Committee called for the purpose of considering such resolution or an adjournment thereof, or a written resolution signed on behalf of Voting MC Members holding, in aggregate, greater than 50% of all eligible votes of Voting MC Members.

“Osisko” means Osisko Mining Corporation, a corporation existing under the laws of Canada;

“Osisko Contribution Agreement” means the contribution agreement to be entered into between the Partnership and Osisko providing for the transfer of the Canadian Malartic Assets to the Partnership;

“Osisko Partner Group” means an Affiliated Partner Group of which Osisko is a member;

“Osisko Shareholder Meeting” has the meaning given to it in the recitals to this Agreement;

“Osubco” means • Canada Inc., a corporation existing under the laws of Canada, and a wholly-owned subsidiary of Osisko;

“Partner” means any Person who is admitted as a partner to the Partnership as contemplated in this Agreement from time to time and who is a party to this Agreement and “Partners” means, collectively, all of them;

“Partner Marketing Affiliate” has the meaning given to it in Section 11.1;

“Partnership” means the general partnership formed pursuant to this Agreement;

“Partnership Account” means the account maintained in accordance with the Cost Recovery Procedures showing the charges and credits accruing to the Partners after the date hereof;

“Partnership Assets” at any time means all property and assets, whether real or personal, immovable or movable (including, without limitation, Partnership Property), tangible or intangible, including all rights under any agreements, including agreements with Governmental Authorities, and all rights, title and interest in and to any such property and assets, owned, leased or held by or on behalf of the Partnership, including the goodwill of the Partnership;

“Partnership Business” has the meaning given to it in Section 3.1;

“Partnership Indemnified Persons” has the meaning given to it in Section 7.10(b);

“Partnership Interest” has the meaning given to it in Section 5.11;

“Partnership Promissory Note” means the demand promissory note to be issued by the Partnership to Osisko pursuant to the Osisko Contribution Agreement in connection with the transfer of the Canadian Malartic Assets to the Partnership;

“Partnership Property” means all real property directly or indirectly owned or leased from time to time by the Partnership or held by a nominee on behalf of the Partnership;

“Paying Partner” has the meaning given to it in Section 10.3(f);

“Permitted Charge” has the meaning given to it in Section 18.8(a);

“Permitted Chargee” has the meaning given to it in Section 18.8(c);

“Person” means any individual, sole proprietorship, partnership, firm, entity, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, Governmental Authority, and where the context requires any of the foregoing when they are acting as trustee, executor, administrator or other legal representative;

“Plan of Arrangement” means the plan of arrangement approved by the Osisko shareholders at the Osisko Shareholder Meeting and the • Court, as the same may be varied, modified or amended;

“Prime Rate” means, at any time, the rate of interest expressed as an annual rate, established by • at its main office in • as its reference rate of interest to determine the interest rates it will charge for loans in Canadian dollars to Canadian customers, adjusted automatically with each quoted or published change in such rate, all without the necessity of any notice to its borrowers or any other person;

“Products” means all ores, minerals and mineral resources and by-products thereof produced by the Partnership from the Partnership Property;

“Proportionate Share” with respect to a Partner means the proportion of such Partner’s Partnership Interest relative to all Partnership Interests outstanding at the relevant time;

“Québec Mining Duties” means any taxes or duties payable by the Operator in respect of the Partnership Business under the Mining Tax Act (Québec), as amended;

“Reclamation Deposit” means the $46,440,000 deposited by Osisko with the government of Québec to cover, in accordance with the current approved closure plan, the expected entire future costs of rehabilitating the Canadian Malartic Property;

“Reclamation Guarantee” has the meaning given to it in Section 8.8(a);

“Reclamation Increase” has the meaning given to it in Section 8.8;

“Register” means the register kept by the Operator of the names and addresses of all Partners and their respective Units and Partnership Interests;

“Representative” has the meaning given to it in Section 6.2;

“Royalty Holder” has the meaning given to it in Section 5.13;

“Sale Interest” has the meaning given to it in Section 18.3;

“Selling Party” has the meaning given to it in Section 18.3;

“Selling Party’s Offer” has the meaning given to it in Section 18.3(a)(i)(B);

“Special Matters” has the meaning given to it in Schedule “B”;

“Special Resolution of the Management Committee” means a resolution of the Management Committee that must be passed by not less than 66 2/3% of the votes cast by Voting MC Members, either a duly constituted meeting of the Management Committee or an adjournment thereof, or a written resolution signed on behalf of Voting MC Members holding, in aggregate, not less than 66 2/3% of all eligible votes of Voting MC Members;

“Special Resolution of the Partners” means a resolution approved by Partners holding, in aggregate, not less than 66 2/3% of the Partnership Interests, by a written resolution delivered to all Partners and signed on behalf of Partners holding, in aggregate, not less than 66 2/3% of the outstanding Partnership Interests;

“Streaming Counterparty” means an arm’s length third party, to be selected by the Partnership, with which the Partnership intends to enter into the Gold Stream Transaction;

“Surface Rights” means any ownership of or rights to enter, use and occupy the surface area of the lands described by the Canadian Malartic Property or other surface areas useful in connection with Operations under this Agreement and held from time to time hereunder;

“Sustaining Capital Expenditures” means expenditures in respect of additions, replacements or improvements to property, plant and equipment required to maintain the Partnership Business operations;

“Taxable Income” or “Tax Losses” means, respectively, in respect of a particular Fiscal Year, the income or losses (including any taxable capital gain or allowable capital losses) of the Partnership determined for that Fiscal Year in accordance with this Agreement and the provisions of the Tax Act;

“Tax Act” means the Income Tax Act (Canada), as amended;

“Tax” and “Taxes” means all taxes, assessments, charges, dues, duties, rates, fees, imposts, levies and similar charges of any kind lawfully levied, assessed or imposed by any Governmental Authority, including all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes, mining taxes, sales taxes, use taxes, ad valorem taxes, value added taxes, transfer taxes (including, without limitation, taxes relating to the transfer of interests in real property or entities holding interests therein), franchise taxes, license taxes, withholding taxes, health taxes, payroll taxes, employment taxes, Canada or Québec Pension Plan premiums, excise, severance, social security, workers’ compensation, employment insurance or compensation taxes, mandatory pension and other social fund taxes or premium, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, alternative or add-on minimum taxes, goods and services tax, harmonized sales tax, customs duties or other taxes, fees, imports, assessments or charges of any kind whatsoever, and any installments in respect thereof, together with any interest, fines and any penalties or additional amounts imposed by any taxing authority (domestic or foreign) on such entity, and any interest, penalties, fines, additional taxes and additions to tax imposed on such entity with respect to the foregoing and including an amount in respect of the foregoing as a transferee, successor, guarantor or surety or in a similar capacity under a contract, arrangement, agreement, understanding or commitment (whether written or oral) or by operation of law and any liability for the payment of any taxes described herein as a result of being a member of an affiliated, consolidated, combined or unitary group for any period as a result of any tax sharing or tax allocation agreement, arrangement or understanding;

“Tax Filings” means all returns, reports, declarations, elections, notices, filings, forms, statements and other documents (whether intangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto, made, prepared or filed, or required to be made, prepared or filed by Laws in respect of taxes;

“Transfer” means, with respect to any Partnership Interest, Unit or NSR Royalty, any sale, exchange, transfer, assignment, gift, alienation or other transaction, whether voluntary, involuntary or by operation of law, by which some or all of the legal or beneficial ownership of, or any security interest or other interest in, a Partnership Interest, a Unit or a NSR Royalty passes from a Partner or Royalty Holder to another Person, whether or not for value, and “to Transfer”, “Transferred” and similar expressions shall have corresponding meanings.

“Unanimous Resolution” means a resolution approved by all Partners by a written resolution signed on behalf of all Partners;

“Unexpected Expenditures” has the meaning given to it in Section 8.6;

“Unit Issue Price” means $1,000 per Unit, or such other amount as the Operator may from time to time determine acting in good faith, provided that any Partner may dispute such valuation pursuant to Article 21;

“Units” means units in the Partnership that entitle the holders thereof to all the rights, benefits and obligations of a Partner hereunder, and includes a corresponding interest in this Agreement;

“Upfront Payment” means an amount to be negotiated between the Partnership and Streaming Counterparty pursuant to the Gold Streaming Transaction, which amount shall be payable by the Streaming Counterparty to the Partnership;

“Voting MC Member” has the meaning given to it in Section 6.3;

“Weighted Average Partnership Interest” means in respect of any Person and any period, the sum of the Person’s Partnership Interest on each day in that period divided by the number of days in that period;

“Wholly-Owned Affiliate” of any Partner means an Affiliate of such Partners which is 100% owned and controlled by such Partner or 100% owned and controlled by a Person that controls that Partner, where “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities or otherwise;

“Yamana” means •, a corporation existing under the laws of Ontario, and a wholly-owned subsidiary of Yamana Gold Inc.; and

“Yamana Gold Inc.” means Yamana Gold Inc., a corporation existing under the laws of Canada.

1.2                               Certain Rules of Interpretation

In this Agreement:

(a)                                 Consent. Whenever a provision of this Agreement requires an approval or consent and such approval or consent is not delivered within the applicable time limit, then, unless otherwise specified, the Partner whose consent or approval is required shall be conclusively deemed to have withheld its approval or consent.

(b)                                 Currency. Unless otherwise specified, all references to money amounts are to the lawful currency of Canada, being Canadian dollars, expressed as “$” in this Agreement, and all Canadian dollar amounts referenced herein shall be rounded up to the nearest dollar (such that, for example, $0.01 shall be rounded up to $1.00).

(c)                                  Governing Law. This Agreement is a contract made under and shall be governed by and construed in accordance with the laws of the Province of Québec and the federal laws of Canada applicable in the Province of Québec from time to time.

(d)                                 Headings. Headings of Articles, Sections and Schedules are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

(e)                                  Including. Where the word “including” or “includes” is used in this Agreement, it means “including (or includes) without limitation”.

(f)                                   No Strict Construction. The language used in this Agreement is the language chosen by the Partners to express their mutual intent, and no rule of strict construction shall be applied against any Partner.

(g)                                  Number and Gender. Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

(h)                                 Severability. If, in any jurisdiction, any provision of this Agreement or its application to any Partner or circumstance is restricted, prohibited or unenforceable, such provision shall, as to such jurisdiction, be ineffective only to the extent of such restriction, prohibition or unenforceability without invalidating the remaining provisions of this Agreement and without affecting the validity or enforceability of such provision in any other jurisdiction or without affecting its application to other Partners or circumstances.

(i)                                     Section references. A reference to “Article”, “Section” or “Schedule” mean the specified Article, Section or Schedule of this Agreement

(j)                                    Statutory references. A reference to a statute includes all regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation which amends, supplements or supersedes any such statute or any such regulation.

(k)                                 Time. Time is of the essence in the performance of the Partners’ respective obligations.

(l)                                     Time Periods. Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next Business Day following if the last day of the period is not a Business Day.

1.3                               Entire Agreement

This Agreement, the [Arrangement Agreement] [the Osisko Contribution Agreement] [and the Reclamation Pledge] and the other agreements contemplated herein and therein, constitute the entire agreement between the Partners and the Partnership with respect to the subject matter hereof and set out all the covenants, promises, warranties, representations, conditions, understandings and agreements between such Partners pertaining to such subject matter and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written. There are no covenants, promises, warranties, representations, conditions, understandings or other agreements, oral or written, express, implied or collateral between the Partners and the Partnership in connection with the subject matter of this Agreement except as specifically set forth as aforesaid.

1.4                               Schedules

The Schedules to this Agreement, as listed below, are an integral part of this Agreement:

Schedule “A”	Canadian Malartic Property
Schedule “B”	Special Resolution of the Partners
Schedule “C”	Special Resolution of the Management Committee
Schedule “D”	Unanimous Resolution of the Partners
Schedule “E”	Cost Recovery Procedures
Schedule “F”	Form of Nominee Agreement
Schedule “G”	Powers and Duties of the Operator
Schedule “H”	Net Smelter Return Royalty

Schedule “I”	Area of Interest

ARTICLE 2
FORMATION AND PURPOSE OF PARTNERSHIP

2.1                               Formation of Partnership

The Partners hereby constitute the Partnership to jointly carry on the Partnership Business as a general partnership pursuant to the laws of the Province of Québec and the terms of this Agreement.

2.2                               Name of Partnership

The name of the Partnership shall be “Canadian Malartic Partnership”, or such other name as the Management Committee may determine from time to time.

2.3                               Purpose of Partnership

The purpose of the Partnership is to carry on the Partnership Business in common with a view to profit. In connection with such purpose, the Partnership shall own, operate and lease assets and property, make investments and hold other direct or indirect rights as more specifically set out in this Agreement.

2.4                               Powers

The purpose of the Partnership set forth in this Agreement shall be construed broadly as to both the purpose of and the basis for powers of the Partnership hereunder. The Partnership shall have, without limitation, the power to do, or cause to be done, any and all acts and things necessary, convenient or incidental to the accomplishment of the purpose of the Partnership by any means by which the purpose of the Partnership may be accomplished.

2.5                               Term

The term of the Partnership shall commence on the date hereof and shall continue in full force and effect until dissolved or terminated in accordance with the terms hereof.

2.6                               Admission of New Partners

A Person shall become a Partner of the Partnership upon the issuance of Units to such Person in accordance with Section 5.3 or upon a transfer of a Unit to that Person pursuant to and in accordance with Article 18.

The initial Partners hereby acknowledge that it is intended that Yamana will become a Partner of the Partnership and hold a 50% Partnership Interest in accordance with the terms of the Arrangement Agreement, conditional upon, among other things: (i) Yamana Gold Inc. having guaranteed the performance of the obligations of Yamana and any other subsidiaries under this Agreement, in accordance with the Arrangement Agreement; and (ii) Yamana having, upon the Effective Date, contributed 50% of the amount of the Reclamation Deposit, in a manner satisfactory to Osisko acting reasonably, which contribution shall be deemed to have been executed prior to Yamana joining the Partnership and shall be ignored for purposes of calculating

Yamana’s Partnership Interest under this Agreement and shall not qualify as a Contribution under this Agreement.

ARTICLE 3
PARTNERSHIP BUSINESS

3.1                               Partnership Business

The business of the Partnership (the “Partnership Business”) shall consist of the following:

(a)                                 to acquire the Canadian Malartic Assets;

(b)                                 to engage in Mining on the Partnership Property;

(c)                                  to conduct Exploration on the Partnership Property;

(d)                                 to evaluate the possibilities for and, if justified, to engage in the Development or further Development and Mining of the Partnership Property;

(e)                                  to engage in and conduct Operations on the Partnership Property;

(f)                                   to engage in the storage and/or removal and/or sale of Products from the Partnership Property;

(g)                                  to materially complete and satisfy all Environmental Compliance, mine reclamation or rehabilitation and Continuing Obligations affecting the Canadian Malartic Property; and

(h)                                 to perform any other activity necessary, appropriate or incidental to any of the foregoing;

all in accordance with good mining practice and having regard to optimizing the production of Products from the Partnership Property, for the mutual benefit of the Partners.

3.2                               Exclusion of Other Business

Except for the Partnership Business and activities specified in Section 3.1, or unless authorized by Special Resolution of the Partners, the Partnership shall not carry on any other business or activity.

3.3                               Registered and Other Offices

(a)                                 The registered office of the Partnership shall be located at 100, Chemin du Lac Mourier, Malartic, Québec J0Y 1Z0 or at such other location as is, from time to time, determined by Special Resolution of the Management Committee; and

(b)                                 The Partnership may maintain such other and additional offices at such other locations as is, from time to time, determined by the Management Committee to be appropriate.

3.4                               Fiscal Year

Each fiscal year of the Partnership (a “Fiscal Year”) shall commence on January 1 and end on December 31 of each calendar year, unless changed by a Special Resolution of the Partners. For the purposes of this Agreement, the first fiscal period of the Partnership beginning on the Effective Date and ending on December 31, 2014 shall be deemed to be a Fiscal Year.

3.5                              Ownership and Use of Partnership Assets

(a)                                 All Partnership Assets shall be held, used and disposed of by the Partners solely for the purposes of the Partnership Business and in accordance with this Agreement.

(b)                                 Subject to Section 3.5(c), Partnership Assets shall be held and recorded in the name of the “Canadian Malartic Partnership” or a nominee and agent of the Partnership or in such other manner as the Management Committee may determine. The Partnership shall have the right to form and to hold interests, directly or indirectly, through one or more wholly-owned subsidiaries of the Partnership for the purpose of holding Partnership Assets or operating all or any part of the Partnership Business. Each Partner hereby waives all rights it may have at any time to maintain any action for division or sale of the Partnership Assets as now or hereafter permitted under any applicable Law.

(c)                                  In circumstances where a Person transfers assets to the Partnership (the “Contributor”) and either (i) for administrative reasons it is desirable that legal title to such assets be held by another entity, or (ii) the Partnership is restricted from holding legal title to such assets (in either case, “Nominee Assets”), legal title to such assets shall be transferred to a nominee (the “Nominee”), which nominee has agreed to act as agent and trustee for the Partnership pursuant to the terms of a Nominee Agreement substantially in the form attached as Schedule “F” and the Contributor shall:

(i)                                     provide such documents and enter into such agreements as may be required by the Partnership to confirm such transfer; and

(ii)                                  acknowledge to and covenant with the Partnership that, until such time as the transfer of the Nominee is effective, all of the Nominee Assets that are held or registered in the name of the Contributor, or in respect of which the Contributor holds legal title, or any residual, contingent or future interest, the Contributor stands possessed of and holds such Nominee Assets and all proceeds of production or disposition and other receipts, proceeds or products from the Nominee Assets in trust for the exclusive benefit of the Partnership (and all liabilities in respect of such Nominee Assets shall be liabilities of the Partnership) and the Contributor shall only deal with such Nominee Assets at the exclusive direction of the Partnership and as the agent of the Partnership and will commit no act or omission in respect of any of them except at the direction of the Partnership.

(d)                                 The Partnership shall enter into a nominee agreement in a form acceptable to Yamana acting reasonably, pursuant to which Osisko shall hold title to the Canadian Malartic Property as agent and nominee of the Partnership (the “Canadian Malartic Nominee Agreement”)

ARTICLE 4
TRANSFER OF THE CANADIAN MALARTIC ASSETS TO PARTNERSHIP

4.1                               Transfer of the Canadian Malartic Assets to Partnership

Following the formation of the Partnership, Osisko shall, on the effective date of the Plan of Arrangement, transfer the Canadian Malartic Assets to the Partnership pursuant to the Osisko Contribution Agreement and the Plan of Arrangement. The transfer of the Canadian Malartic Assets to the Partnership shall be conditional upon the prior approval of the Plan of Arrangement by the Osisko shareholders at the Osisko Shareholder Meeting and the satisfaction or waiver of the conditions to closing in the Osisko Contribution Agreement.

4.2                               Consideration for the Canadian Malartic Assets to Partnership

As consideration for the transfer of the Canadian Malartic Assets by Osisko to the Partnership, the Partnership shall, in accordance with the terms of the Osisko Contribution Agreement and Plan of Arrangement:

(a)                                 assume the Assumed Liabilities;

(b)                                 issue the Partnership Promissory Note to Osisko; and

(c)                                  issue • additional Units to Osisko.

4.3                               Income Tax Election

Osisko, the Partnership and each Partner agrees to make a joint election under subsection 97(2) of the Tax Act (and any equivalent or corresponding provisions under applicable provincial or territorial tax legislation), within the prescribed time and in the prescribed manner, in respect of the transfer of the Canadian Malartic Assets by Osisko to the Partnership at an agreed amount, in respect of each property so transferred, which shall be determined by Osisko in its sole discretion, which agreed amount shall not be less than the least amount that the agreed amount may be in accordance with the rules in subsection 97(2) of the Tax Act (and any equivalent or corresponding provisions under applicable provincial or territorial tax legislation). Each Partner and the Partnership hereby acknowledge and confirm that Osisko shall not have any liability to the Partnership or any Partner for any income or gain, or any additional income or gain, which may at any time in future be realized by the Partnership or allocated to any Partner as a direct or indirect result of such election.

4.4                               GST / HST Election

The Partnership shall pay all value-added, transfer, land transfer and similar taxes arising from the transfer of the Canadian Malartic Assets to the Partnership. Notwithstanding the preceding sentence, the Partnership and Osisko shall jointly make the elections under subsection 167(1) of Part IX of the Excise Tax Act and under sections 75 and 75.1 of the Act respecting the Québec Sales Tax, respectively, in prescribed form and containing prescribed information, and under the corresponding provisions of any other applicable provincial legislation imposing a value-added or transfer tax, in order to exempt the transfer of the Canadian Malartic Assets to the Partnership from tax under Part IX of the Excise Tax Act, the Québec Sales Tax and any other provincial value-added or transfer tax, and shall file each such joint election in compliance with the requirements of the Excise Tax Act, the Act respecting the Québec Sales Tax and the corresponding provisions of any other applicable provincial legislation, as applicable. The Partnership acknowledges that making such elections does not constitute a representation by Osisko that the elections are available.

4.5                               Repayment of Partnership Promissory Note

Notwithstanding any other provision of this Agreement, the Partnership and Partners hereby acknowledge that the Partnership shall, on the effective date of the Plan of Arrangement, be entitled to repay, and shall repay, the Partnership Promissory Note issued by the Partnership to Osisko out of any and all monies or funds received by the Partnership (including, for the avoidance of doubt, any Upfront Payment received by the Partnership pursuant to the Gold Stream Transaction) in priority to any other payment by the Partnership to the Partners.

ARTICLE 5
PARTNERSHIP UNITS AND INTERESTS

5.1                               Partnership Units

The beneficial interests in the Partnership shall be divided into Units, with each such Unit representing an equal undivided beneficial interest in the Partnership. Subject to the provisions of this Agreement, the Partnership shall be authorized to issue an unlimited number of Units. The Partnership shall only issue Units to Persons in accordance with the provisions of this Agreement.

5.2                               Issuance of Initial Units on Formation of Partnership

Upon the formation of the Partnership:

(a)                                 Osisko shall contribute the Initial Osisko Contribution to the capital of the Partnership and shall be issued 10 Units; and

(b)                                 Osubco shall contribute the Initial Osubco Contribution to the capital of the Partnership and shall be issued 10 Units,

so that immediately following the formation of the Partnership there shall be 20 issued and outstanding Units.

5.3                               Subsequent Unit Issuances

Following the formation of the Partnership, where:

(a)                                 a Partner contributes property (including, for the avoidance of doubt, cash) to the capital of the Partnership in accordance with this Agreement (including pursuant to Article 10); or

(b)                                 a Partner contributes property (including, for the avoidance of doubt, cash) to the capital of the Partnership that is not required to be contributed pursuant to this Agreement but where such contribution has been approved by a Unanimous Resolution;

(c)                                  as otherwise permitted and agreed pursuant to a Unanimous Resolution; or

(d)                                 a Person who is not a Partner contributes property (including for the avoidance of doubt, cash) to the capital of the Partnership in contemplation of becoming a Partner, provided that:

(i)                                     the admission of such Person as a Partner has been approved by Unanimous Resolution;

(ii)                                  the Person has become a signatory to this Agreement and made the representations, warranties and covenants in Section 9.1; and

(iii)                               the Person and the Partnership enter into a subscription agreement setting out the effective time of the issuance of the Units to such Person,

the Partnership shall issue to such Partner or Person, as the case may be, Units in respect of such Contribution at a rate equal to the amount of such Contribution divided by the Unit Issue Price.

5.4                               Non-Cash Contributions

Where a Contribution to the Partnership consists of property other than cash, the value of the property contributed to the Partnership shall, for the purposes of determining the Units to be issued to the Partner or Person making such Contribution, be determined by the Operator acting in good faith, provided that any Partner may Dispute such determination pursuant to Article 21.

5.5                               Restrictions on Contributions

Except as provided in this Agreement or otherwise as permitted and agreed pursuant to a Unanimous Resolution, no Partner shall:

(a)                                 make any Contribution to the Partnership or acquire any additional Units;

(b)                                 be entitled to withdraw the whole or any part of any of its Contributions or to a return of any of its Contributions; or

(c)                                  be entitled to interest on any Contribution.

5.6                               No Fractional Units

No fractional Units shall be issued by the Partnership, and the number of Units issued to any Partner or Person pursuant to Section 5.3 in respect of any Contribution amount shall be rounded downwards to the nearest whole Unit.

5.7                               Representation

Holders of Units shall be entitled to be represented on the Management Committee only in accordance with Article 6.

5.8                               Distributions on Units

Holders of Units shall be entitled to receive Distributions on their Units in accordance with Article 12.

5.9                               Dissolution of Partnership

In the event of a liquidation, dissolution or winding-up of the Partnership, whether voluntary or involuntary, all Partnership Assets shall be paid or distributed to holders of Units in accordance with Section 15.6.

5.10                        Unit Certificates

(a)                                 Upon the request of a Partner, Unit certificates shall be issued by the Partnership to the Partners evidencing ownership of issued Units. Unit certificates representing issued Units shall be in such form as may be determined by the Management Committee from time to time; provided that such Unit certificates shall provide that the transfer of such Units is restricted and such Units are not transferable except in accordance with this Agreement.

(b)                                 If a Unit certificate is lost or destroyed, the Partnership shall cancel the Unit certificate so lost or destroyed upon receiving a sworn declaration of the registered holder as to such loss or destruction and issue a replacement Unit certificate to the registered holder thereof. Notwithstanding the foregoing, neither the loss or destruction of a Unit certificate nor the failure of the Partnership to issue a Unit certificate or replacement Unit certificate to a Partner entitled to the Units represented thereby shall in any way impact the Partnership Interest or other rights that Partner may have under this Agreement as the holder of Units, and it shall not be necessary for a Partner to possess a Unit certificate to establish its right to ownership of the Units represented thereby or to which it has a right if such Unit certificate has not yet been issued.

5.11                        Determination of a Partner’s Partnership Interest

A Partner’s participating interest (“Partnership Interest”) at a particular time shall be determined according to the following formula, expressed as a percentage:

Partner’s Partnership Interest = 100 x (A/B)

Where:

A	=	The total number of Units held by such Partner at the particular time
B	=	The total number of Units held by all Partners at the particular time

Partnership Interests shall be calculated to nine decimal places and rounded to eight decimal places (e.g., 1.198512259% rounded to 1.19851226%). Decimals of .000000005 or more shall be rounded up, whereas decimals of less than .000000005 shall be rounded down.

5.12                        Notice of Partnership Interest

The Operator shall, at the end of each Fiscal Year, deliver to the Partners a notice detailing:

(a)                                 all Contributions received by the Partnership during such Fiscal Year;

(b)                                 the number of Units issued by the Partnership to each Partner during the Fiscal Year; and

(c)                                  the Partnership Interest of each Partner at the end of such Fiscal Year.

In addition, the Operator shall deliver to the Partners a notice indicating the Partnership Interest of the Partners whenever any such Partnership Interest is adjusted or eliminated.

5.13                        Elimination of Minority Interest

(a)                                 Upon the reduction of the aggregate Partnership Interests of an Affiliated Partner Group to 10% or less, each Partner in such Affiliated Partner Group shall automatically be deemed to withdraw from the Partnership and from this Agreement and to have immediately transferred all of its Units to the other Partners who are not members of such Affiliated Partner Group (in proportion to such other Partners’ respective Partnership Interests immediately prior to such deemed transfer) in consideration for a 2% NSR Royalty on Products produced from the Partnership Property (as defined at the time of such withdrawal) in accordance with Schedule “H” to be granted to such withdrawing Partner (or if more than one withdrawing Partner, to such withdrawing Partners collectively in proportion to their respective Partnership Interests immediately prior such deemed withdrawal), and each such withdrawing Partner shall thereafter be called a “Royalty Holder”.

(b)                                 The NSR Royalty shall be calculated and paid as provided in Schedule “H”.

(c)                                  Except for its right to the NSR Royalty, the Royalty Holder shall no longer have any right in relation to the Canadian Malartic Property and the Partnership under this Agreement. The provisions of Section 18.1 shall remain applicable to the Royalty Holder in addition to the other provisions referred to in Section 22.8.

(d)                                 In accordance with Article 18, the NSR Royalty held by a Royalty Holder shall be subject to similar transfer restrictions as those transfer restrictions imposed on Units held by Partners.

ARTICLE 6
MANAGEMENT COMMITTEE

6.1                               Formation

The Partners hereby establish a Management Committee which, subject to the provisions of this Agreement, shall direct, control and supervise the Partnership Business and the Operator.

6.2                               Representation on Management Committee

Any Affiliated Partner Group that holds not less than a 25% Partnership Interest may appoint up to three members as representatives of such Affiliated Partner Group (each a “Representative”) and any Affiliated Partner Group that holds less than a 25% Partnership Interest shall not be entitled to appoint any Representative. A Partner may appoint an alternate to act as a Representative in the absence of any regular Representative. Any alternate so acting shall be deemed to be a Representative. Initial appointments shall be made by written notice delivered to all Partners and shall contain the name, telephone number and email address of the appointed Representatives. Subsequent appointments shall be made or changed by notice to the other Partners prior to the meeting at which the Representative is to act. The actions of a Partner’s appointed Representatives shall bind all Partners who are members of such Affiliated Partner Group.

The initial Management Committee shall consist of three Representatives of the Osisko Partner Group (to be appointed jointly by Osisko and Osubco). Immediately following the admission of Yamana to the Partnership pursuant to the Plan of Arrangement, the Management Committee shall be increased to six members, consisting of three Representatives of the Osisko Partner Group and three Representatives of Yamana.

6.3                               Management Committee Attendance and Voting

Partners who are entitled to representation on the Management Committee pursuant to Section 6.2 shall attend and vote at a meeting of the Management Committee through their Representatives and in this regard, subject to matters to be resolved by Special Resolution of the Management Committee, all matters to be determined by the Management Committee shall be determined by Ordinary Resolution. Each Affiliated Partner Group that is entitled to have representation on the Management Committee shall appoint one of its Representatives (each a “Voting MC Member”) to cast votes on behalf of such Affiliated Partner Group. An Affiliated Partner Group’s Voting MC Member shall be entitled to cast a number of votes equal to the aggregate number of Units held by such Affiliated Partner Group as shown on the Register.

6.4                               Deadlock

If a matter to be determined by the Management Committee by Ordinary Resolution in accordance with Section 6.3 is not passed by greater than 50% of the votes entitled to be cast and the Partners are deadlocked, then such deadlock shall be deemed to be a dispute under this Agreement and shall be resolved in accordance with Article 21.

6.5                               Management Committee Meetings

The Management Committee shall hold regular meetings, at least quarterly, in accordance with the procedures below to consider the Partnership Business. Any Representative may call a special meeting of the Management Committee in accordance with the procedures below:

(a)                                 the chair of the Management Committee (the “Chair”) shall be a Representative of the Operator, as determined by the Operator, unless otherwise determined by Special Resolution of the Management Committee. The Chair shall from time to time appoint a secretary (who need not be a Representative) to attend and prepare minutes of all meetings. The secretary shall distribute copies of such minutes to each Representative within 14 days of each meeting;

(b)                                 all meetings of the Management Committee shall be held at the office of the Partnership in Malartic, Québec or such other place as may be consented to by all Representatives, or by such telephone or other electronic conference facilities as permit all persons participating in the meeting to communicate with each other simultaneously, on at least 10 days’ prior notice (or such shorter period as may be consented to by all Representatives) given by the Operator, or by the Representative calling the special meeting in the case of a special meeting, to all Representatives (and to the Operator in the case of a special meeting called by a Representative) stating therein the time and place of the meeting and the business to be considered at the meeting in reasonable detail;

(c)                                  any documents or other material to be considered at any Management Committee meeting shall be delivered to each Representative by the Operator, or by the

Representative calling the special meeting in the case of a special meeting called by a Representative, at least 10 days prior to such meeting;

(d)                                 a quorum at any meeting of the Management Committee shall be a majority of the then total number of Representatives then sitting on the Management Committee provided that at least one Representative representing each Affiliated Partner Group entitled to representation on the Management Committee pursuant to Section 6.2 is present at the meeting. If at any such meeting a quorum is not present within 30 minutes after the time appointed for the meeting, then the meeting shall be adjourned for five days and the Operator shall immediately give notice of the adjourned meeting to each Representative. At such adjourned meeting, the Representatives attending such meeting shall constitute a quorum thereat and may transact the business for which the meeting was originally called;

(e)                                  the only Persons entitled to attend meetings of the Management Committee are the Representatives (including the Chair) or their alternates, other representatives of the Operator and the secretary appointed by the Chair, provided that each Affiliated Partner Group shall be entitled to invite not more than two guests per Affiliated Partner Group to attend any Management Committee meeting provided that such guests must be directors, officers or employees of a Partner, or advisors to a Partner. Any other Person may be admitted to such meetings only with the consent of all Representatives; and

(f)                                   meeting attendance costs incurred by Representatives and guests of a Partner shall be paid for by that Partner.

6.6                               Policies and Plans

The Management Committee shall receive the policies and plans prepared by the Operator and consider, adopt and cause to be implemented and enforced appropriate policies and plans relating to occupational health and workplace safety, sustainability, environmental protection and Environmental Compliance or any other matter as it shall deem appropriate or prudent relating to the Partnership Business. All such policies and plans shall be reviewed by the Management Committee on an annual basis from and after adoption.

6.7                               Special Resolution of the Partners

The matters set out in Schedule “B” shall require the approval of Partners by Special Resolution of the Partners.

6.8                               Special Resolution of the Management Committee

The matters set out in Schedule “C” shall require the approval of Partners by Special Resolution of the Management Committee.

6.9                               Unanimous Resolution

The matters set out in Schedule “D” shall require approval of Partners by Unanimous Resolution.

ARTICLE 7
MANAGEMENT AND OPERATIONS OF THE PARTNERSHIP

7.1                               Appointment

(a)                                 The Partners hereby appoint Osisko as the initial Operator with overall management responsibility for Operations. Osisko hereby agrees to serve as the Operator until it resigns (or is deemed to have resigned as provided in Section 7.2) or is replaced as Operator pursuant to Section 7.1(b).

(b)                                 Osisko shall be entitled to continue to act as Operator for so long as the collective number of Units held by the Osisko Partner Group is equal to or greater than the Units held by each other Affiliated Partner Group.

(c)                                  Subject to Section 7.1(b), if any Affiliated Partner Group holds, for a period of at least 30 days, a greater number of Units than the Affiliated Partner Group a member of which is then acting as the Operator, a Partner of such other Affiliated Partner Group shall be entitled to become the Operator by delivering a notice in writing requiring a change of the Operator to the Partner then acting as the Operator (“Notice of Change of Operator”) to replace such Operator. Upon receipt of a Notice of Change of Operator in accordance with this Section 7.1(c), the Operator shall comply with Section 7.3.

7.2                               Resignation or Deemed Offer to Resign of the Operator

(a)                                 The Operator may resign upon giving not less than 90 days’ prior written notice to all Partners.

(b)                                 In addition, the Operator shall be deemed to have given written notice to the other Partners of its intention to resign upon the occurrence of any of the following events:

(i)                                     the Operator fails to propose an annual program and budget pursuant to Section 8.2 in any year;

(ii)                                  upon a final and unappealable determination of a court of law that, as a result of acts that have occurred since the formation of the Partnership, the Operator has failed to perform its duties and obligations hereunder in accordance with the Operator’s standards of care set out in this Agreement, including Schedule “G” hereto;

(iii)                               upon a final and unappealable decision of a court of law that the Operator has breached any material obligation, covenant or duty under this Agreement;

(iv)                              upon a Change of Control of the Operator; or

(v)                                 a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official for a substantial part of the Operator’s assets is appointed and such appointment is neither made ineffective nor discharged within 60 days after the making thereof, or such appointment is consented to, requested by, or acquiesced in by the Operator.

(c)                                  Where the Operator has (A) resigned pursuant to Section 7.2(a), or (B) been deemed to have offered to resign pursuant to 7.2(b), any Partner may elect to become the new Operator by providing written notice to the other Partners within 60 days of receiving such written notice or deemed written notice, as applicable. If more than one Partner has properly elected to become the new Operator, the Partner (including Units held by such Affiliated Partner Group) that holds the greater number of Units shall be appointed as the new Operator.

(d)                                 If, after the notice of resignation is delivered pursuant to Section 7.2(a), no Partner elects to become the new Operator within 60 days, the Management Committee shall be entitled to appoint any Person, including a Person who is not a Partner, as the Operator. If no new Operator is appointed by the Management Committee within 90 days of the Operator’s notice of resignation, then the resigning Operator shall comply with the provisions of Section 16.3 and the Partnership shall be dissolved in accordance with Article 16.

(e)                                  If, after deemed notice of resignation is delivered pursuant to Section 7.2(b), the Operator is replaced, the appointment of such successor Operator shall be deemed to pre-date the event giving rise to the deemed notice of resignation.

7.3                               Change in Operator

(a)                                 If the Operator resigns or otherwise ceases to be Operator, such former Operator shall forthwith turn over, transfer and deliver to the new Operator access to and possession of the Partnership Assets, all documents, books, records and accounts pertaining to the performance of its functions as Operator and all monies held by it in its capacity as Operator. Upon such transfer and delivery the former Operator shall be released and discharged from, and the new Operator shall assume, all duties and obligations of Operator except the unsatisfied duties and obligations or any liabilities of the former Operator accrued or existing prior to the effective date of the change of Operator and for which the former Operator shall, notwithstanding its release or discharge, continue to remain liable.

(b)                                 Upon the resignation or removal of the Operator hereunder, the new Operator may conduct an audit of the records of the former Operator with respect to operations of the Partnership Business conducted under this Agreement within 60 days of such resignation or removal. The cost of any such audit will be borne by the Partner that appointed the new Operator (or, if the new Operator is appointed by the Management Committee, by the Partnership).

7.4                               Power and Duties of Operator

(a)                                 In addition to the other duties and obligations specified in this Agreement, and subject to the terms and provisions of this Agreement, the Operator shall have the powers and duties set out in Schedule “G”, which shall be discharged by the Operator on behalf of the Partnership in accordance with Approved Programs and Budgets.

(b)                                 The Operator may assign its powers and duties as Operator to:

(i)                                     A wholly-owned subsidiary of the Operator; or

(ii)                                  another Person, provided that the assignment is made to a Person with suitable mining experience and such assignment is approved by the Management Committee;

provided, in each case, that the Operator guarantees the performance of such wholly-owned subsidiary or such other Person, as the case may be, of its obligations hereunder.

7.5                               Day-to-Day Management of the Partnership

The Partnership Business shall be carried out by officers and other management personnel designated by the Operator (“Management”) under the direction of the Operator. Initially, Management shall be comprised of such persons who, immediately prior to the date hereof, comprised substantially the management of Osisko. In addition, for so long as Osisko is the Operator, Yamana shall have the right to second up to five management level employees to the Operator, and such seconded employees shall be permitted to participate in the day-to-day Partnership Business, as determined by the Operator and Yamana acting reasonably.

7.6                               Payments to Operator

The Operator shall be compensated for its services and reimbursed for its costs in accordance with the Cost Recovery Procedures or as otherwise determined by Special Resolution of the Management Committee.

7.7                               Transactions With Affiliates

If the Operator engages any Affiliate to provide services hereunder, it shall do so at cost, or as otherwise approved by the Management Committee acting reasonably.

7.8                               Activities During Deadlock

If the Management Committee for any reason fails to approve a program and budget for any Fiscal Year in accordance with Section 8.2 due to a Management Committee deadlock, then subject to the receipt of necessary funds, the Operator shall continue operating the Partnership Business at levels sufficient to maintain the Partnership Assets, in the ordinary course of business and consistent with practices under the Approved Annual Program and Budget for the prior Fiscal Year. In such event, for purposes of determining required Contributions of the Partners to the Partnership, the most recent Approved Annual Program and Budget shall be deemed extended.

7.9                               Performance of Assigned Contracts

The Partners will use reasonable commercial efforts to cause the Partnership to perform its material obligations in respect of any contract, agreement or other instrument or obligation assigned to the Partnership (or its nominee) by Osisko, or any predecessor thereof, or that Osisko holds for the benefit of the Partnership, in circumstances where Osisko or any predecessor has guaranteed the performance of such instrument or otherwise remains obligated to the counterparty if the Partnership fails to perform such instrument or contract fully, and the result of such default is material and adverse to Osisko.

7.10                        Indemnity in Favour of the Operator and Officers and Employees

To the extent permitted by Law, the Partnership shall indemnify and hold harmless:

(a)                                 the Operator, and/or its directors, officers, agents, employees and any employees seconded in accordance with Section 7.5 (collectively, the “Operator Indemnified Persons”), from and against any claim, action, suit, damage, expense, cost, debt or assessment which may be made or brought against the Operator Indemnified Persons, or any of them, or from and against any loss that any of them may suffer or incur, in connection with the exercise by the Operator of its rights or the discharge of its obligations as Operator hereunder, or

(b)                                 only the officers of the Partnership (collectively, the “Partnership Indemnified Persons”), from and against any claim, action, suit, damage, expense, cost, debt or assessment which may be made or brought against the Partnership Indemnified Persons, or any of them, or from and against any loss that any of them may suffer or incur, in connection with acting as officers of the Partnership, provided that no Person will be indemnified or held harmless pursuant to this Section 7.10 for any loss, claim, action, suit, damage, expense, cost, debt or assessment resulting from the willful misconduct of such Person. The indemnification rights of Partnership Indemnified Persons will more specifically be provided for in indemnification agreements to be entered into between each such Person and the Partnership. The Partners acknowledge and agree that the Operator is holding the indemnities hereby granted in favour of the Operator Indemnified Persons and the Partnership Indemnified Persons on behalf of and in trust for such Persons so that they can enjoy the benefit thereof. The Partners further acknowledge and agree that the Partnership Indemnified Persons and the Operator Indemnified Persons may enforce this Section 7.10 notwithstanding that they are not signatories to this Agreement.

ARTICLE 8
PROGRAMS AND BUDGETS

8.1                               Operations Pursuant to Approved Programs and Budgets

Subject to Section 8.6, the Partnership Business shall be conducted, expenses shall be incurred, and Partnership Assets shall be disposed of and acquired only pursuant to an Approved Annual Program and Budget.

8.2                               Annual Programs and Budgets

(a)                                 The Operator shall propose an annual program and budget for each Fiscal Year (as well as for the fiscal period commencing on the date hereof and ending December 31, 2014), which shall be submitted by the Operator at least 60 days prior to the first day of the following Fiscal Year and shall describe, in reasonable detail, the proposed Mining, Exploration, Development and Operations for that Fiscal Year (including the annual portion of any Approved Expansion Program and Budget or Approved Decommissioning Program and Budget or any currently proposed expansion or decommissioning program and budget), including:

(i)                                     forecasted capital expenditures;

(ii)                                  forecasted revenue, income and operating expenditures;

(iii)                               forecasted amounts of Products to be produced and sold;

(iv)                              anticipated schedule of Cash Calls to fund the programs and budget and the proposed application of funds; and

(v)                                 estimated staffing requirements.

(b)                                 Within 20 days after submission of a proposed annual program and budget, any Representative may submit to the Management Committee and the Operator any proposed modifications to the proposed annual program and budget, which proposed modifications shall be considered in good faith by the Management Committee. Following such consideration, the Operator shall submit a proposed final annual program and budget to the Management Committee not less than 20 days prior to the first day of each Fiscal Year and such annual program and budget, if approved and adopted by Special Resolution of the Management Committee (such program and budget, so approved and adopted, is an “Approved Annual Program and Budget”), shall be implemented by the Operator in accordance with the terms of such Approved Annual Program and Budget for the following Fiscal Year.

(c)                                  The Operator:

(i)                                     may from time to time during any Fiscal Year present a proposed amendment to the Approved Annual Program and Budget together with an explanation of the rationale for the proposed amendment to the Approved Annual Program and Budget to the Management Committee for approval; and

(ii)                                  shall forthwith present a proposed amendment to any Approved Annual Program and Budget together with an explanation of the rationale for the proposed amendment to the Management Committee for approval if it appears reasonably likely to the Operator that the aggregate of all expenses incurred and to be incurred by the Partnership for the Fiscal Year covered by the applicable Approved Annual Program and Budget will exceed the aggregate budgeted annual expenses by 5% or more or that the Partners will have to make Contributions to the Partnership significantly earlier than contemplated in the Approved Annual Program and Budget together with written reasons therefor.

Within 14 days after submission of any such proposed amendment, any Representative may submit to the Management Committee any proposed modifications to the proposed amendment, which proposed modifications shall be considered in good faith by Special Resolution of the Management Committee. Following such consideration, the Operator shall submit the proposed final amendments to the Management Committee and, if approved and adopted by the Management Committee, the Approved Annual Program and Budget shall be amended for the applicable Fiscal Year with effect from the date of such approval and adoption.

8.3                               Expansion Plans and Budgets

(a)                                 The Operator may, at any time and from time to time, prepare and submit to the Management Committee a proposed plan and budget for an expansion project. Any such proposed plan and budget shall be submitted to the Management Committee and shall include reasonable detail regarding the proposed expansion project including:

(i)                                     the anticipated timing of commencement of the expansion project and completion thereof;

(ii)                                  the estimated capital cost and budget therefor;

(iii)                               the anticipated increase in annual production of Product expected to result therefrom; and

(iv)                              any third party debt financing proposed to be made by the Partners (including details regarding any anticipated Encumbrances over Partnership Assets anticipated to be required in connection with such third party debt financing) proposed to be obtained in respect of the expansion project.

Where any proposed plan and budget for an expansion project contemplates a decision to proceed with the development of such expansion project, the Operator shall include a study prepared in accordance with industry standards for the proposed expansion project with the proposed plan and budget.

(b)                                 Within 20 days after submission of a proposed plan and budget for an expansion project, any Representative may submit to the Management Committee any proposed modifications to the proposed plan and budget, which proposed modifications shall be considered in good faith by the Management Committee. Following such consideration, the Operator shall submit a proposed final plan and budget to the Management Committee and such plan and budget, if approved and adopted by Special Resolution of the Management Committee (such plan and budget as so approved and adopted, an “Approved Expansion Plan and Budget”), shall be implemented by the Operator under the direction of the Management Committee as contemplated by such Approved Expansion Plan and Budget.

8.4                               Decommissioning Plans and Budgets

(a)                                 In respect of the Partnership Business the Operator shall update and amend any decommissioning plan and budget adopted prior to the date hereof or prepare any new decommissioning plan and budget as may be considered advisable by the Management Committee or the Operator from time to time and otherwise as required by Law and shall submit any such updates, amendments or new plan and budget to the Management Committee at least 60 days prior to the date any such update, amendment or new plan and budget is intended to be implemented or is required by Law or intended to be submitted to Governmental Authorities, as applicable.

(b)                                 Within 20 days after submission of a proposed decommissioning plan and budget, any Representative may submit to the Management Committee any proposed modifications to the proposed decommissioning plan and budget, which proposed modifications shall be considered in good faith by the Management Committee. Following such consideration, the Operator shall submit a proposed final decommissioning plan and budget to the Management Committee not less than 20 days prior to the day that the Operator intends to, or is required by Law to, implement such plan and budget or submit such plan and budget to Governmental Authorities, as applicable, and such decommissioning plan and budget, if approved and adopted by Special Resolution of the Management Committee (such plan and budget as so approved and adopted (an “Approved Decommissioning Plan and Budget”), shall be implemented by the Operator under the direction of the

Management Committee as contemplated by such Approved Decommissioning Plan and Budget.

8.5                               Delivery of Approved Programs and Budgets

A copy of each Approved Annual Program and Budget and any amendment thereto shall be provided to each Affiliated Partner Group that holds less than a 25% Partnership Interest within five Business Days of the approval and adoption thereof by the Management Committee.

8.6                               Emergency or Unexpected Expenditures

(a)                                 In case of emergency, the Operator may take any reasonable action it deems necessary to protect life, limb or property, to protect the Partnership Assets or to comply with Laws, and may make reasonable expenditures on behalf of the Partnership in doing so.

(b)                                 The Operator may make reasonable expenditures on behalf of the Partnership for unexpected events which are beyond its reasonable control, for which it has made reasonable attempts to discuss with the Management Committee and which do not result from a breach by it of its standard of care, and which the Operator, acting prudently and reasonably, deem it necessary to deal with promptly.

(c)                                  Provided the Operator promptly notifies the Partners of any expenditures made on behalf of the Partnership arising from an emergency or unexpected event, the Operator shall be reimbursed for all resulting expenditures (except for such expenditures that resulted from a breach by the Operator of its standard of care) by the Partners in proportion to their respective Partnership Interests at the time the emergency or unexpected event occurred giving rise to the emergency or unexpected expenditures.

(d)                                 If a Partner fails to reimburse the Operator for any properly claimed emergency or unexpected expenditures, the other Partners may reimburse the Operator for the defaulting Partner’s share of such emergency or unexpected expenditures, whereupon the amount so paid shall bear interest in accordance with, and the non-defaulting Partner shall have the rights pursuant to, the provisions of Section 10.3.

8.7                               Government Grants

Any and all government grants or other form of benefits or incentives received by the Partnership in connection with the Partnership Business shall be applied to the benefit of the Partnership.

8.8                               Reclamation Guarantee

(a)                                 The Partners and the Partnership shall take all reasonable commercial efforts to cause the Reclamation Deposit or replacement form of guarantee or bond (the “Reclamation Guarantee”) to be assumed by the Partnership on behalf of the Partners as soon as practicable after the Effective Date in a manner and on terms approved by the Management Committee by Ordinary Resolution. Thereafter, any increase in the amount of the Reclamation Guarantee (“Reclamation Increase”) shall be for the account of the Partnership.

(b)                                 After the Effective Date, if at any time prior to the assumption of the Reclamation Guarantee by the Partnership, the Partnership Interests of the Osisko Partner Group

and/or Yamana (or Yamana’s Affiliated Partner Group, as applicable) are adjusted, the Partners shall use reasonable commercial efforts to adjust the amount each Partner has contributed to or is liable for in respect of the Reclamation Guarantee to reflect the adjustment in their respective Partnership Interests and, subsequently, each Partner shall contribute to any further Reclamation Increases in proportion to their then Partnership Interests.

(c)                                  After the Effective Date, if at any time prior to the assumption of the Reclamation Guarantee by the Partnership, the government of Québec shall require a Reclamation Increase, such Reclamation Increase shall be satisfied by the Partners directly in proportion to each Partner’s then Partnership Interest. Any such increase in the amount of the Reclamation Guarantee required to be satisfied by the Partners as aforesaid shall not be deemed a Contribution under this Agreement and shall be ignored for purposes of awarding Units, and calculating Partnership Interests and Proportionate Share under this Agreement.

(d)                                 For greater certainty, the Partnership is responsible for all Continuing Obligations, including Continuing Obligations in excess of the Reclamation Guarantee (and any Reclamation Increases). Any amounts drawn by the government of Québec on the Reclamation Guarantee (and any Reclamation Increase) prior to such Reclamation Guarantee being assumed by the Partnership shall have a claim against the Partnership to be repaid by the Partnership the amount such Person is required to pay to the government of Québec under the Reclamation Guarantee.

ARTICLE 9
STATUS OF PARTNERS

9.1                               Status and Capacity of Partners

Each Partner represents, warrants and covenants to each other Partner that such Partner:

(a)                                 has been duly authorized by all necessary corporate or partnership action, as applicable, to execute and deliver this Agreement and to consummate the transactions contemplated by this Agreement;

(b)                                 has the capacity to enter into and be bound by this Agreement and will provide such evidence thereof as the other Partners may reasonably require;

(c)                                  is and will remain a resident of Canada for the purposes of the Tax Act or, if such Partner is a partnership, it is a “Canadian partnership” for purposes of the Tax Act and will retain such status for so long as it is a Partner; and

(d)                                 will not transfer any of its Units or its Partnership Interest, in whole or in part, to a Person who is not able to make these representations, warranties and covenants.

The representations, warranties and covenants made pursuant to this Section 9.1 shall survive the execution of this Agreement and each Partner covenants and agrees to ensure that each representation, warranty and covenant made pursuant to this Section 9.1 remains true so long as such Partner remains a Partner.

9.2                               Limitations on Authority of Partners

Except as otherwise expressly provided for in this Agreement, no Partner shall, without the prior written consent of each of the other Partners:

(a)                                 be, or purport to be, entitled to transact any business on behalf of the Partnership or make any commitment on behalf of or otherwise obligate or bind the Partnership or to act as agent of any other Partner; or

(b)                                 in its capacity as a Partner, make any commitment on behalf of or otherwise obligate or bind any other Partner.

9.3                               Non-Competition

(a)                                 No Partner shall, directly or indirectly, without the prior written consent of the other Partners, at any time while it is a Partner, either alone or in conjunction with any individual, firm, corporation, association or other entity except for the Partnership, whether as principal, agent, shareholder or in any other capacity whatsoever, carry on, or be engaged in, concerned with or interested in, any undertaking which engages in the production and sale of gold anywhere in the Area of Interest (except for any equity share investment in a public company whose shares are listed on a recognized stock exchange where such share investment does not in the aggregate (among a Partner and each of its Affiliates) exceed 10% of the issued equity shares of such company).

(b)                                 Subject to Section 9.3(a), a Partner may engage in or hold an interest in any other business, partnership, investment or activity and shall not be liable to account therefor to the Partnership or any Partner.

9.4                               Compliance with Laws

Each Partner will, on request of the Operator, promptly execute every certificate or other instrument necessary to comply with any applicable law or regulation of any jurisdiction in which the Partnership carries on the Partnership Business that is required for the continuation and good standing of the Partnership.

9.5                               Unlimited Liability of Partners

(a)                                 The Partners shall have unlimited liability for all debts and other liabilities and obligations of the Partnership, including, but not limited to, the Assumed Liabilities, obligations under the Gold Stream Transaction and lease commitments.

(b)                                 If, pursuant to any provision of this Agreement or applicable Law, at any time, a Partner pays or is required to pay or becomes liable for, debts or liabilities of the Partnership in excess of its Proportionate Share of such debts or liabilities, that Partner shall have, as against each other Partner, rights of recovery, indemnification in respect of such excess debts and liabilities, suffered or incurred by it, against each other Partner in accordance with each such other Partner’s respective Proportionate Share.

9.6                               Indemnities

(a)                                 Each Partner shall indemnify the other Partners, its officers, directors, agents, employees and its Affiliates (collectively, the “Indemnified Partner”) from and against any Material Loss. A “Material Loss” shall mean all costs, expenses, damages or liabilities, including legal fees and other costs of litigation (either threatened or pending) arising out of or based on a material breach by a Partner (“Indemnifying Partner”) of any representation, warranty or covenant contained in this Agreement. A Material Loss shall be deemed to have occurred if, in the aggregate, an Indemnified Partner incurs losses, costs, damages or liabilities in excess of $3 million relating to breaches of the warranties, representations and covenants set out in this Agreement.

(b)                                 Upon the occurrence of a Material Loss, the Indemnifying Partner will be liable for the aggregate amount of the Material Loss, including the first $50,000 of the Material Loss, and for any subsequent claims for indemnity under this Section the amount of such claim must exceed $100,000, up to a maximum aggregate liability equal to the fair market value of the Units held by the Indemnifying Partner.

If any claim or demand is asserted against an Indemnified Partner in respect of which such Indemnified Partner may be entitled to indemnification under this Agreement, written notice of such claim or demand shall promptly be given to the Indemnifying Partner. The Indemnifying Partner shall have the right, but not the obligation, by notifying the Indemnified Partner within 30 days after its receipt of the notice of the claim or demand, to assume the entire control of (subject to the right of the Indemnified Partner to participate, at the Indemnified Partner’s expense and with counsel of the Indemnified Partner’s choice) the defence, compromise or settlement of the matter. Any damages to the assets or business of the Indemnified Partner caused by a failure by the Indemnifying Partner to defend, compromise, or settle a claim or demand in a reasonable and expeditious manner, after the Indemnified Partner has given notice of such claim, shall be included in the damages for which the Indemnifying Partner shall be obligated to indemnify the Indemnified Partner. Any settlement or compromise of a matter by the Indemnifying Partner shall include a full release of claims against the Indemnified Partner which have arisen out of the claim or demand for which indemnification is sought.

ARTICLE 10
ACCOUNTS AND SETTLEMENTS

10.1                        Monthly Statements

(a)                                 The Operator shall promptly submit, by no later than the 10th Business Day of each calendar month, to the Management Committee monthly statements of account reflecting in reasonable detail (i) the charges and credits to the Partnership Account during the preceding month, and (ii) the anticipated charges and credits to the Partnership Account for the following month. As may reasonably be requested by the Partners, the Operator may modify the statements prepared by it to accommodate the specific accounting requirements of a Partner to allow it to properly prepare its own financial statements.

(b)                                 The Operator shall promptly submit, by no later than the 4th Business Day of each calendar month, to the Management Committee operations highlights for month, quarter and year-to-date results.

10.2                        Funding and Contributions

(a)                                 The Operator will, in accordance with an Approved Annual Program and Budget, submit to each Partner, at least five Business Days prior to the end of each month, a notice setting forth estimated cash requirements for the following month to be called for from the Partners (a “Cash Call”). Each Partner shall advance to the Partnership its Proportionate Share of the Cash Call, in equal payments on the first and the fifteenth day of each such month. Each amount paid by a Partner to the Partnership shall be considered a Contribution made by such Partner.

(b)                                 The Partnership shall not maintain any material cash balance, and all material funds in excess of immediate cash requirements shall be distributed to the Partners in accordance with 12.1 and 12.2.

10.3                        Failure to Meet Cash Calls

(a)                                 In the event that a Partner fails to advance to the Partnership its Proportionate Share of the Cash Call in accordance with Section 10.2, the Operator shall immediately deliver to that Partner written notice of the failure to advance funds, whereupon such Partner shall advance to the Partnership its Proportionate Share of the Cash Call within two Business Days of the receipt of such notice, failing which such Partner shall be in default of such Cash Call. The Partner that failed to pay a Cash Call when due under this Section will reimburse the Operator or its Affiliate for any costs incurred or interest paid by the Operator or its Affiliate as a result of them advancing funds or drawing on a credit facility to cover the amount of the Cash Call. Notwithstanding the foregoing, the Operator shall not be obligated to fund any shortfall in cash requirements, any missed Cash Call, or any other obligation of the Partners or Partnership under this Agreement.

(b)                                 A Partner that fails to fund a Cash Call shall be in default and the amount of the defaulted Cash Call shall bear interest from the date due at an annual rate equal to 3% over the Prime Rate, but in no event shall the rate of interest exceed the maximum permitted by Law. Such interest shall accrue to the sole benefit of and be payable to the non-defaulting Partners, but shall not be deemed as amounts contributed by the non-defaulting Partners to the Partnership. In addition, each non-defaulting Partner shall have those rights, remedies and elections specified in Section 10.3(c).

(c)                                  If a Partner fails to fund a Cash Call required for an Approved Annual Program and Budget, any non-defaulting Partner may advance the necessary funds on behalf of the defaulting Partner (a “Cover Payment”) and treat the same, together with any accrued interest, as a demand loan to the defaulting Partner bearing interest from the date of the advance at a rate per annum equal to the Prime Rate plus 6%. The Cover Payment shall be repaid by the Defaulting Partner to the non-defaulting Partner who made the Cover Payment within 30 days after receipt of written notice by the non-defaulting Partner requesting payment. If more than one Cover Payment is made, the Cover Payments shall be aggregated and the rights and remedies described herein pertaining to an individual Cover Payment shall apply to the aggregated Cover Payments. The failure to repay said loan upon demand shall be a breach of this Agreement.

(d)                                 The Partners acknowledge that if a Partner defaults in making a cash call payment or in repaying a loan, as required hereunder, or in repaying a Cover Payment made pursuant to Section 10.3(c), it will be difficult to measure the damages resulting from such default (it being hereby understood and agreed that the Partners have attempted to determine such damages in advance and have determined that the calculation of such damages cannot be ascertained with reasonable certainty). A Partner that fails to fund a Cash Call and does not receive a Cover Payment by the non-defaulting Partners, or that fails to reimburse any Cover Payment made by a non-defaulting Partner in accordance with 10.3(c) shall be in default of its obligations hereunder (a “Funding Default”). In the event of such Funding Default, the non-defaulting Partners may, with respect to any such Funding Default not cured within 30 days after notice to the defaulting Partner, give notice to the Operator to have such Cover Payment, together with any accrued interest thereon, treated as a Contribution by the non-defaulting Partners to the Partnership pursuant to Section 10.2. In such a case, the Operator shall, within 30 days, issue additional Units to such non-defaulting Partners in accordance with Section 5.3.

(e)                                  Any reduction of a Partner’s Partnership Interest under this Article 10 shall not relieve such Partner of its Proportionate Share of any liability which was incurred by the Partnership prior to the date of such reduction. For the purposes of this Article 10, a Partner’s Proportionate Share of such liability shall be equal to its Partnership Interest at the later of the (i) time such liability was incurred, and (ii) time immediately following the time at which Yamana becomes a Partner. The increased Partnership Interest accruing to a Partner as a result of the reduction of any other Partner’s Partnership Interest shall be free of all liabilities that are liabilities of such other Partner that are not liabilities of the Partnership.

(f)                                   Notwithstanding the foregoing Sections 10.3(a) - (e), any Partner (a “Paying Partner”) that is a member of an Affiliated Partner Group shall be entitled to advance the Proportionate Share of a Cash Call of any other member of the same Affiliated Partner Group (the “Non-Paying Partner”) to the Partnership in lieu of payment by the Non-Paying Partner. To the extent the Partnership receives the Proportionate Share of a Cash Call of a Non-Paying Partner from a Paying Partner, the Non-Paying Partner shall be deemed not to be in default of such Cash Call. For greater certainty, in such an event the Partnership shall issue the appropriate number of Units in accordance with Section 5.4(a) to the Paying Partner (and not to the Non-Paying Partner), unless the Paying Partner directs in writing that such Units be issued to the Non-Paying Partner.

ARTICLE 11
MARKETING AND SALE OF PRODUCTS

11.1                        Marketing and Sale of Products

(a)                                 Except as expressly provided in this Agreement, the Operator shall not enter into an agreement for the sale of Products by the Partnership except as provided by Special Resolution of the Management Committee.

(b)                                 Notwithstanding Section 11.1(a), the Operator shall be entitled to sell Products to the Streaming Counterparty pursuant to the Gold Stream Transaction.

(c)                                  The Operator shall be required to sell, on behalf of the Partnership, any Product not sold pursuant to Section 11.1(a) or Section 11.1(b) to one or more marketing Affiliates of each Partner (a “Partner Marketing Affiliate”) in proportion to such Partnership Interest, and such Partner shall cause its Partner Marketing Affiliates to purchase such Product, at a refinery designated by the Operator, which refinery initially will be the Royal Canadian

Mint in Ottawa, Ontario, for a market price and on terms that are in compliance with the Approved Products Sales Criteria. The Operator will give notice in advance of the anticipated delivery date upon which Products will be sold.

ARTICLE 12
DISTRIBUTIONS TO PARTNERS

12.1                        Distributions of Distributable Cash Flow

(a)                                 Each Partner shall be entitled to receive, in respect of any Distribution Period, its Weighted Average Partnership Interest share of Distributable Cash Flow for that Distribution Period and the Operator shall, on the Distribution Payment Date, cause the Partnership to make a Distribution in respect of such holder’s Weighted Average Partnership Interest share of such Distributable Cash Flow.

(b)                                 If, on any Distribution Payment Date, the Partnership has insufficient cash to pay Distributions to Partners, then such Distributions shall be paid on a subsequent date or dates on which the Partnership does have sufficient cash to make such Distributions. Interest shall not accrue on any unpaid portion of a Distribution.

12.2                        Other Distributions

Each Partner shall be entitled to receive its Proportionate Share of any other Distributions as the Management Committee may, from time to time, determine to make by Ordinary Resolution.

12.3                        Overpayments of Distributions

If a Partner receives a Distribution that is in excess of that Partner’s entitlement, for any reason whatsoever, such Partner will, within not more than 15 days upon becoming aware of its receipt of such excess or upon notice from the Operator, reimburse the Partnership to the extent of the excess and, failing reimbursement within such time, the Operator may withhold the amount of the excess from further Distributions otherwise due to such Partner. Until such excess is reimbursed to the Partnership, the amount of such excess shall be conclusively deemed to be a demand loan from the Partnership to such Partner from the date of its receipt of such excess, upon which interest at the Prime Rate shall be payable on outstanding amounts of such excess from such receipt date to the date such excess is fully reimbursed to the Partnership, and such outstanding excess that has not been reimbursed shall constitute property of the Partnership, as creditor, that is separate from the Partnership Interest of such Partner.

ARTICLE 13
ALLOCATION OF INCOME AND LOSSES

13.1                        Allocation of Income and Losses

In respect of each Fiscal Year of the Partnership, the income and loss of the Partnership, including any assistance or incentive payments received or receivable by the Partnership and any other expense, credit or other amount which is allocable, shall be allocated, on the last day of the Fiscal Year of the Partnership, to each Person that held Units at any time during such Fiscal Year in accordance with their respective Weighted Average Partnership Interest during such Fiscal Year.

13.2                        Computation of Income or Loss for Tax Purposes

The Operator shall, in consultation with the Partners, have the right, in computing the income or loss of the Partnership for tax purposes, to adopt a method of accounting, to adopt different treatments of particular items and to make and revoke elections on behalf of the Partnership and the Partners as the Operator may deem in the best interests of the Partners, acting reasonably. In respect of any Fiscal Year, the Operator intends to claim the maximum capital cost allowances in respect of depreciable property of the Partnership, the maximum amount of other deductions and maximum reserves as permitted under the Tax Act, provided that the Operator may claim less than the maximum in any Fiscal Year if it considers that to do so would be in the best interests of the Partners.

13.3                        Allocation of Income and Losses for Income Tax Purposes

Any income or loss of the Partnership for a Fiscal Year and any amount not included in computing the income or loss of the Partnership (including, for greater certainty, an amount such as “Canadian development expense” and “Canadian exploration expense”) for the purposes of the Tax Act (and any corresponding provincial income tax legislation) for the Fiscal Year which is separately allocable to the Partners for the purposes of the Tax Act will be allocated to each Person that held Units at any time during such Fiscal Year in accordance with their respective Weighted Average Partnership Interest during such Fiscal Year.

ARTICLE 14
RECORDS AND REPORTING

14.1                        Partnership Records

(a)                                 The Operator shall maintain and keep the Partnership’s books and records (“Partnership Records”) and, without limitation, shall keep accurate records of:

(i)                                     the Units held by each Partner;

(ii)                                  the Partnership Interest of each Partner;

(iii)                               the Contributions made by each Partner;

(iv)                              the Distributions made to each Partner;

(v)                                 financial statements and records;

(vi)                              taxation records and returns;

(vii)                           loans to any Partner made pursuant to Section 10.3, including the principal amount thereof, the interest rate thereon, the date of advance, all interest accrued thereon and all payments of principal and interest made by the Partner to the Partnership in respect thereof;

(viii)                        loans to the Partnership made by a Partner, including the principal amount thereof, the interest rate thereon, the date of advance, all interest accrued thereon and all payments of principal and interest made by the Partnership to the Partner in respect thereof; and

(ix)                              records of the proceedings of the Management Committee and the Partners.

(b)                                 Partnership Records required to be kept pursuant to this Article 14 which are required to be maintained by any applicable Law for a stipulated period of time, shall be maintained at a minimum for such stipulated period and otherwise for a period of time consistent with good commercial practice but, in any event, not less than for a period of seven years after the end of the year to which such record applies.

(c)                                  Each Partner shall have the right at all reasonable times during ordinary business hours to audit, examine and make copies or extracts of or from Partnership Records. Such right may be exercised through any agent or employee of such Partner thereof designated by it. Each Partner shall bear all expenses incurred by it in any such examination.

(d)                                 At the request of a Partner made at any time prior to the expiry of the periods referred to in Section 14.1(b), the Partnership will promptly provide that Partner with copies of any Partnership Records, provided that if such records are required for any judicial or regulatory proceeding a Partner may have the use of originals. The Partnership will provide such copies or originals to the requesting Partner at a nominal cost unless the records requested are voluminous, in which case, the requesting Partner will reimburse the Partnership any reasonable costs incurred by the Partnership in providing copies or originals of the Partnership Records.

14.2                        Financial Statements

The Partnership shall prepare quarterly and annual financial statements of the Partnership in accordance with the Financial Reporting Framework and such other financial information that will enable the Partners to obtain the information necessary for Partners to prepare and maintain accounting, tax and other financial records and to prepare and file applicable Tax Filings in accordance with this Agreement and as required by applicable Law. The Partnership shall prepare, or cause to be prepared, and deliver to each Partner:

(a)                                 for each Fiscal Year, audited financial statements of the Partnership, which comprise the statements of financial position, of earnings, of changes in partners’ capital and of cash flows and related notes, prepared in accordance with the Financial Reporting Framework. A copy of such audited annual financial statements shall be delivered to each Partner within 60 days after the end of each Fiscal Year and the Partnership will use its best efforts to provide audit clearance for group reporting purposes within 45 days;

(b)                                 for each quarterly period in each Fiscal Year, unaudited condensed interim financial statements of the Partnership, which comprise the statements of financial position, of earnings, of changes in partners’ capital and of cash flows, and selected explanatory notes prepared in accordance with the Financial Reporting Framework applicable to the preparation of interim financial statements. A copy of such unaudited condensed interim financial statements shall be delivered to each Partner within 30 days of the end of each such quarter and the Partnership will use its best efforts to provide audit clearance for group reporting purposes within 30 days; and

(c)                                  such other reports as the Partnership may be required by Law to deliver to Partners.

14.3                        Audits

(a)                                 The Operator will cause the Auditor to conduct an audit (the “Annual Audit”) of the accounting and financial records for a Fiscal Year (or other accounting period) within 60 days following the end of any Fiscal Year (or, if the Management Committee has adopted an accounting period other than the Fiscal Year, within 60 days after the end of such period). If requested by the Management Committee, the Operator will cause the Auditor to complete an interim review of quarterly financial statements. Both Partners shall have access to the books and records of the Partnership for the purpose of conducting an audit or review of the accounting and financial records of the Partnership. All written exceptions to and claims upon the Operator for discrepancies disclosed by such audit shall be made not more than three months after receipt of the audit report. Failure to make any such exception or claim within the three month period shall mean the audit is deemed to be correct and binding upon the Partners. The Annual Audit shall be conducted by the Auditor and the costs thereof shall be charged to the Partnership Account.

(b)                                 In addition, if any Partner so requests, at the cost of the Partner so requesting, the Operator shall (i) permit and facilitate the audit of the Partnership’s internal controls over financial reporting and disclosure controls and procedures as required by the Sarbanes-Oxley Act of 2002, (ii) prepare and provide financial information sufficient to enable the Partners to meet its continuous disclosure obligations in the United States, and (iii) comply with the United States Foreign Corrupt Practices Act, policies and guidelines of the World Gold Council and the Dodd-Frank Act.

ARTICLE 15
WINDING-UP OR DISSOLUTION OF PARTNERSHIP

15.1                        Termination by Expiration or Agreement

The Partnership shall continue until wound up or dissolved in accordance with the terms hereof, unless earlier terminated by Special Resolution of the Partners.

15.2                        Events of Winding-Up or Dissolution

The Partnership shall be wound up or dissolved on the authorization of such winding-up or dissolution by a Special Resolution of the Partners.

15.3                        Events Not Causing Winding-Up or Dissolution

Except as otherwise expressly provided herein, the Partnership shall not be wound up, dissolved or terminated by the resignation, removal, death, incompetence, bankruptcy, insolvency, dissolution, liquidation, winding-up or receivership of any Partner, or the admission, resignation or withdrawal of any Partner, or any other event or occurrence which would have the effect at law of winding-up, dissolving or terminating the Partnership.

15.4                        Operating as Receiver

In the course of a winding-up or dissolution of the Partnership, the Operator shall act as the receiver of the Partnership.

15.5                        Other Receiver

If the Operator is unable or unwilling to act as the receiver, the Partners may by Special Resolution of the Partners appoint some appropriate Person to act as receiver.

15.6                        Distribution

After provision has been made for the payment or other satisfaction of all liabilities of the Partnership and subject to any rights of set-off the Partnership may have against a Partner, and, except as otherwise provided, the net assets of the Partnership shall be distributed to the Partners in accordance with their respective Partnership Interests.

15.7                        Notices

The Operator shall cause the Partnership to satisfy all requirements under applicable law with respect to winding-up or dissolution including any requirements to give notice to creditors or other parties.

ARTICLE 16
WITHDRAWAL AND TERMINATION

16.1                        Withdrawal and Other Events of Termination

(a)                                 If the aggregate Partnership Interest of any Affiliated Partner Group is reduced to less than 10% and converted to a NSR Royalty pursuant to Section 5.13, each Partner of such Affiliated Partner Group will be deemed to have withdrawn from the Partnership.

(b)                                 Upon withdrawal of a Partner (or Partners) so that only one Partner remains, this Agreement shall terminate, and each withdrawing Partner shall be deemed to have transferred to the remaining Partner its Partnership Interest, without cost and free and clear of all Encumbrances arising by, through or under such withdrawing Partner and subject only to those other interests and exceptions to which all Partners have given their written consent after the date of this Agreement. Each withdrawing Partner shall execute and deliver all instruments as may be necessary to effect the transfer of its Partnership Interest and in this Agreement to the remaining Partners. Subject to any alternative or contrary agreement among the withdrawing Partner and the remaining Partners, any withdrawal under this Section 16.1 shall not relieve the withdrawing Partner of its share of Continuing Obligations or liabilities to third persons (whether such liabilities accrue before or after such withdrawal) arising out of Operations conducted prior to such withdrawal. For purposes of this Section 16.1, the withdrawing Partner’s share of such liabilities shall be equal to its Partnership Interest(s) at the later of the (i) time such liability was incurred, and (ii) time immediately following the time at which Yamana becomes a Partner.

(c)                                  In addition to withdrawal under Sections 16.1(a) and 16.1(b) resulting in termination, this Agreement shall also terminate under this Section 16.1(c) if any of the following occur:

(i)                                     if at any time there are no Partnership Assets which are subject to the provisions of this Agreement;

(ii)                                  if the rights or all obligations of the Partners to explore or mine or hold or rehabilitate the Partnership Property have been terminated and there are no further Continuing Obligations;

(iii)                               if one Partner acquires all of the outstanding Units such that it holds 100% of the Partnership Interests;

(iv)                              if the Partnership Property has been mined to Economic Exhaustion. “Economic Exhaustion” shall occur whenever a skilled and prudent miner who is knowledgeable concerning costs and economics of the mining industry would abandon permanently mineral extraction operations as uneconomic, rather than continue the upkeep and maintenance of the Partnership Assets on a standby basis. However, if one Partner is willing to advance funds for such standby Expenditures (which shall be subject to recoupment, together with a sum equal to 100% of the standby Expenditures (incurred only from Products subsequently produced) then it shall be conclusively presumed that Economic Exhaustion has not occurred so long as standby Expenditures are so advanced;

(v)                                 the Operator resigns and no other Partner elects to become the new Operator as provided for under Section 7.2.

(d)                                 On termination of this Agreement under this Section 16.1, the Partners shall remain liable for Continuing Obligations including, without limitation, obligations in respect of Environmental Liabilities and Environmental Compliance, hereunder in proportion to their Partnership Interests at the time such liabilities were incurred until final settlement of all accounts.

16.2                        Continuing Obligations

On termination of this Agreement under this Article 16, the Partners shall remain liable for Continuing Obligations hereunder in proportion to their Partnership Interests immediately prior to the time this Agreement was terminated until final settlement of all accounts. Such Continuing Obligations include liability for all amounts chargeable with respect to any Approved Programs and Budgets in effect at the time such Person was a Partner, including costs incurred pursuant to such Approved Programs and Budgets after the effective date of withdrawal but not in excess of the most recent cost estimates committed to, or approved by, such withdrawing Partner. The withdrawing Partner shall also remain liable in proportion to its Partnership Interest for any liability, whether it accrues before or after termination, if it arises out of Operations during the term of the Agreement. Each Partner shall be liable for its allocable share of the cost of satisfying all Continuing Obligations, whether or not one of the Partners has previously withdrawn or reduced its Partnership Interest or had it converted to a NSR Royalty. If the Partnership Interests of the Partners change after the date hereof, the Operator shall propose to the Management Committee a method for fairly allocating costs, which method of cost allocation shall be applied if approved by Unanimous Resolution. If the Partners cannot agree on a cost allocation, the matter shall be considered a Dispute in accordance with Article 21. Upon withdrawal, the withdrawing Partner will assign the interest it holds (as nominee or otherwise) in Partnership Assets to the Partnership

16.3                        Disposition of Partnership Assets on Termination

Promptly after termination of this Agreement under this Article 16, the Operator shall take all action necessary to wind up the activities of the Partnership, and all costs and expenses incurred in connection with the termination of the Agreement shall be expenses chargeable to the Partners. The Partnership Assets shall first be paid, applied, or distributed in satisfaction of all liabilities of the Partnership to third Parties and then to satisfy any debts, obligations or liabilities owed to the Partners. Before distributing any funds or Partnership Assets to Partners, the Operator shall segregate amounts which, in the Operator’s reasonable judgment, are necessary to discharge Continuing Obligations or to purchase for the account of Partners, bonds or other security for the performance of such obligations. Thereafter, any remaining cash and all other Partnership Assets shall be distributed (in undivided interests unless otherwise agreed) to the Partners according to their Partnership Interests. No Partner shall receive a distribution of any interest in Products or proceeds from the sale thereof if such Partner’s Partnership Interest therein has been terminated pursuant to this Agreement.

16.4                        Right to Data After Termination

After termination of this Agreement, each Partner shall be entitled to a copy of all information acquired by the Partnership before the effective date of termination not previously furnished to it, but a terminating or withdrawing Partner shall not be entitled to copies of any such information relating to the period after its withdrawal.

16.5                        Continuing Authority

Until there are no longer any Continuing Obligations, the Operator shall have the power and authority, subject to control of the Management Committee, if any, to do all things on behalf of the Partners which are reasonably necessary to: (i) wind up Operations and satisfy all Continuing Obligations; and (ii) complete any transaction and satisfy any obligation, unfinished or unsatisfied, at the time of such termination or withdrawal, if the transaction or obligation arises out of Operations prior to such termination or withdrawal. The Operator shall have the power and authority to grant or receive extensions of time or change the method of payment of an already existing liability or obligation, prosecute and defend actions on behalf of the Partners, and take any other reasonable action in any matter with respect to which the former Partners continue to have, or appear or are alleged to have, an ongoing interest or an ongoing liability.

ARTICLE 17
ABANDONMENT AND SURRENDER OF THE PARTNERSHIP PROPERTY

17.1                        Surrender or Abandonment of Property

Any Partner may request the Management Committee to authorize the Operator to surrender or abandon part or all of the Partnership Property. If the Management Committee authorizes any such surrender or abandonment over the objection of a Partner, the Partner that desires to surrender or abandon shall assign to the objecting Partner, without cost to the objecting Partner, all of the surrendering Partner’s interest in the Partnership Property sought to be abandoned or surrendered, free and clear of all Encumbrances created by, through or under the surrendering Partner other than those to which the Partners have agreed, and the abandoned or surrendered property shall cease to be part of the Partnership Property. If Partnership Property to be abandoned or surrendered are located upon a mining lease or sublease, abandonment shall be conducted in accordance with and only to the extent permitted by any appurtenant mining lease or sublease and Laws. Any assignment under this Section 17.1 shall not relieve the surrendering Partner of its Partnership Interest share of liabilities arising out of Operations conducted prior to such assignment. Any assignment of an interest pursuant to this Section 17.1 shall not reduce or change the surrendering Partner’s Partnership Interest.

17.2                        Reacquisition

If any Partnership Property is abandoned or surrendered under the provisions of this Article, then, unless this Agreement is earlier terminated, no Partner or any Affiliate thereof shall acquire any interest in such Partnership Property or a right to acquire such Partnership Property for a period of two years following the date of such abandonment or surrender. If a Partner reacquires any Partnership Property in violation of this Section 17.2, such Partnership Property shall automatically become subject to the terms of this Agreement and the other Partner may elect by notice to the reacquiring Partner within 45 days after it has actual notice of such reacquisition, to have such Partnership Property continue to be subject to the terms of this Agreement. If such election is made, such reacquisitions shall be held in the proportion that each Partner owned the reacquired Partnership Property at the time they were abandoned and the costs of reacquisition shall be paid in those proportions. If such an election is not made, the reacquired Partnership Property shall thereafter cease to be treated as Partnership Property, and the costs of reacquisition shall be borne solely by the reacquiring Partner and shall not be included for purposes of calculating the Partners’ respective Partnership Interests.

ARTICLE 18
TRANSFER OF INTEREST

18.1                        Restriction on Transfers of Units and NSR Royalty

A Partner shall not Transfer, directly or indirectly, the whole or any part of its Units or Partnership Interest or any Partnership Assets, and a Royalty Holder shall not Transfer, directly or indirectly, the whole or any part of its NSR Royalty, except as provided in this Article 18 or as otherwise required or permitted by this Agreement. Any non-complying purported Transfer shall be of no effect.

18.2                       Permitted Transfers

A Partner or Royalty Holder (in this Section 18.2 such Partner or such Royalty Holder are referred to as the “Disposer”) may at any time Transfer all or any part but not less than 10% of its Units or NSR Royalty, respectively, to a Wholly-Owned Affiliate (in this Section 18.2 such Wholly-Owned Affiliate is referred to as the “Disposee”) on the condition that such Disposee agrees, in a form acceptable to the Partners, that if the Disposee ceases to be a Wholly-Owned Affiliate of the Disposer for any reason whatsoever, to immediately reassign to the Disposer all of the Units or the NSR Royalty, as the case may be, that had been Transferred to it. For greater certainty, a Transfer by a Partner to a Wholly-Owned Subsidiary is not subject to Section 18.3 and a Transfer by a Royalty Holder to a Wholly-Owned Affiliate is not subject to Section 18.4, but, in the case of Yamana, requires delivery to the Partners of written confirmation of the extension of the performance guarantee of the Wholly-Owned Affiliate pursuant to Section 2.6 hereof in relation to the transfer to a Wholly-Owned Affiliate of Yamana Gold Inc.

18.3                        Right of First Refusal

(a)                                 A Partner or Royalty Holder (in this Section 18.3, such Partner and such Royalty Holder are referred to as the “Selling Party”) may from time to time sell all or any part but not less than 10% of its Units or its NSR Royalty, respectively (in this Section 18.3, such Units and such NSR Royalty are referred to as the “Sale Interest”), at the price and on the terms and conditions of a bona fide offer (“ROFR Offer”) received from any Person (in this Section 18.3, the “ROFR Offeror”), whether or not a Partner to this Agreement, provided that:

(i)                                     the ROFR Offer:

(A)                               is in writing:

(B)                               is for a bona fide cash consideration or for some other consideration readily convertible to cash;

(C)                               is expressly subject to the condition precedents set out in Section 18.7; and

(D)                               is open for acceptance by the Selling Party for not less than 35 days after the delivery of the ROFR Offer to the other Partners pursuant to Section 18.1; and

(ii)                                  the Selling Party delivers a true and complete copy of the ROFR Offer to each other Partner and offers to sell the Sale Interest to each other Partner on substantially the same the terms and conditions set out in the ROFR Offer and in accordance with this Agreement (in this Section 18.3(a) such offer, the “Selling Party’s Offer”).

(b)                                 At any time within 35 days of delivery of the ROFR Offer to all Partners pursuant to Section 18.3(a), any Partner may accept the Selling Party’s Offer to acquire all, but not less than, all of the Units on the terms set out in the Selling Party’s Offer, provided that if more than one Partner accepts the Selling Party’s Offer, the Selling Party shall sell to such Partners, and such Partners shall purchase, the Sale Interest on a pro rata basis.

(c)                                  If no Partner accepts the Selling Party’s Offer in accordance with Section 18.3(a), then the Selling Party may sell the Sale Interest to the ROFR Offeror on the terms and conditions set out in the ROFR Offer.

18.4                        Right of First Offer

(a)                                 A Partner or Royalty Holder (in this Section 18.4, the “Selling Party”) may sell all or any part but not less than 10% of its Units or its NSR Royalty, respectively (in this Section 18.4, such Units and such NSR Royalty are referred to as the “Sale Interest”) provided that the Selling Party shall first offer the Sale Interest to the other Partners in the manner set forth below:

(i)                                     the Selling Party shall deliver a notice in writing to each other Partner offering to sell the Sale Interest to such other Partners and setting out the details of such offer including the price, the form of consideration, the conditions precedent contemplated in Section 18.7 and the other terms and conditions of the offer (in this Section 18.4, the “ROFO Offer”);

(ii)                                  the ROFO Offer shall be irrevocable and open for acceptance for not less than 60 days after the date on which ROFO Offer was delivered to the other Partners pursuant to Section 18.4 (the “Acceptance Period”);

(b)                                 At any time within the Acceptance Period, any Partner may deliver a notice (the “Acceptance Notice”) to the Selling Party and all other Partners that it wishes to accept the ROFO Offer and specifying the maximum portion of the Sale Interest it wishes to acquire (which number may be greater than or less than its pro rata entitlement). If no other Partner gives an Acceptance Notice or specifies in its Acceptance Notice that it wishes to acquire a portion of the Sale Interest less than its pro rata entitlement, the resulting unaccepted portion of the Sale Interest shall be deemed to have been offered, by the Selling Party, to those Partners who specified in their Acceptance Notice a desire to acquire a portion of the Sale Interest greater than their pro rata entitlement, and each such Partner is, subject to the maximum portion of the Sale Interest specified in its Acceptance Notice, entitled to acquire its pro rata entitlement of the unaccepted portion of the Sale Interest based upon the respective Partnership Interest of such Partners, as between themselves, or in such other proportion as such Partners may agree in writing.

(c)                                  If one or more Partners gives an Acceptance Notice within the Acceptance Period, the sale of the Sale Interest to such Partners shall be completed within 60 days following the expiry of the Acceptance Period.

(d)                                 If the Offeror does not receive any Acceptance Notice from any Partner within the Acceptance Period, the rights of the other Partners to purchase the Sale Interest shall terminate and the Selling Party may sell the Sale Interest to any other Person provided that:

(i)                                     the sale is completed within 60 days of the expiry of the Acceptance Period (other than in circumstances where the Offeror requires regulatory approval(s) in order to complete the sale, in which case, the Offeror will have an additional 90 days in which to complete the sale); and

(ii)                                  such sale is completed on terms that are substantially no more favourable to the purchaser than the ROFO Offer, having regard to all collateral arrangements.

18.5                        Sale to Third Party

(a)                                 If a Selling Party completes a sale to a third party (a “Third Party Sale”) pursuant to Section 18.3 or 18.4, the Selling Party and the third party purchaser shall provide a certificate to the other Partners that the Third Party Sale has been completed, in all respects, in accordance with Section 18.3 or 18.4, as applicable.

(b)                                 For a period of 30 days following receipt of the certificate referred to in Section 18.5(a), any Partner shall be permitted on request notice to the Selling Party and the third party purchaser to be provided with reasonable access to the closing documentation relating to the Third Party Sale.

18.6                        No Obligation to See to the Execution of Trust or Equity

Except as provided in this Article 18, the Partnership shall not be bound to recognize or see to the execution of any trust, whether express, implied or constructive, or any Encumbrance or equity, to which any Units or Partnership Interests therein are subject, nor to ascertain or inquire whether any sale or transfer of any Units or Partnership Interests or any interest therein by a Partner is authorized by such trust, Encumbrance or equity, nor to recognize any Person as having any interest in, or rights of an owner of, Units or Partnership Interests other than the Person recorded on the Register as the holder of the Units or Partnership Interests.

18.7                       Conditions Precedent to Sales and Assignments

Unless otherwise agreed by all the Partners, any Transfer by a Partner (in this Section 18.7, the “Disposer”) of the whole or any part of its Units, whether pursuant to this Article or otherwise pursuant to this Agreement, which is made otherwise than to or in favour of an existing Partner (in this Section 18.7, the “Disposee”) shall be subject to satisfaction of the following conditions precedent:

(a)                                 the Disposee entering into a deed with the Partners in form and substance acceptable to the Partners whereby the Disposee acknowledges having received a true copy of this Agreement, makes the representations, warranties and covenants contained in Section 9.1, agrees to become a signatory to and be bound by this Agreement and to perform the Disposer’s obligations thereunder;

(b)                                 the Disposee obtaining all necessary authorizations of Governmental Authorities either unconditionally or subject only to conditions as do not adversely affect the Partnership Business or Units of any Partner (and in particular, but without limitation, which do not require the Partnership or any Partner other than the Disposer to divest the whole or any part of the Partnership Business or Units or to restructure the ownership control of its Partnership Interest);

(c)                                  no Transfer shall relieve the Disposer of its share of any liability, whether accruing before or after such Transfer, which arises out of operating the Partnership Business prior to such Transfers;

(d)                                 no Transfer may be made that will violate any result in the cancellation of any material permits, licenses or similar authorization forming Partnership Assets;

(e)                                  the transferring Partner shall bear all tax consequences of the Transfer;

(f)                                   prior to or upon settlement of that Transfer, the Disposee paying to each other Partner and the Operator all amounts which the Disposer is obliged to pay to the other Partner and the Operator in each case under the terms of this Agreement (unless those amounts have previously been paid by or on behalf of the Disposee); and

(g)                                  the identity of the Disposee being acceptable to the Partners, acting reasonably.

18.8                        Permitted Charge Exception

Subject always to the provisions of this Agreement, a Partner (in this Section 18.8 referred to as the “Charging Partner”) may, after first notifying each of the other Partners in writing, create or grant a mortgage, charge or other similar security interest over or in respect of the whole or any part of its Units or Partnership Interests (including, without limitation, any or all of its rights under this Agreement) in order to secure any loan or other financial accommodation provided to it for purposes directly related to the conduct of the Partnership Business, if and only if the following conditions precedent are satisfied (unless waived or modified by Special Resolution of the Partners):

(a)                                 all costs and expenses (including any Taxes payable) in connection with any Encumbrance so granted or created (in this Section 18.8 referred to as a “Permitted Charge”) shall be borne and paid by the Charging Partner;

(b)                                 the Permitted Charge shall be in writing and the instrument by which it is granted or created shall incorporate any provisions as shall be necessary to give effect to this Agreement;

(c)                                  each person entitled to the benefit of the Permitted Charge (in this Section 18.8 referred to as a “Permitted Chargee”) and any person claiming through the Permitted Chargee or under the Permitted Charge (including, without limitation, any receiver or receiver and Operator appointed under or pursuant to the Permitted Charge) shall, in the enforcement circumstances described in Section 18.8(f), be made expressly subject to and shall be required to comply with the provisions of this Agreement;

(d)                                 the Permitted Charge shall rank in point of security after any security the Partners grant in favour of each other to secure the performance of this Agreement;

(e)                                  the Permitted Chargee shall have duly executed and delivered to each Partner and the Operator deeds reasonably acceptable to the Partners to effect this Section 18.8 and ensure confidentiality is maintained;

(f)                                   the Permitted Charge shall expressly provide that the Permitted Chargee in the exercise or enforcement (in consequence of any default of the Charging Partner or of any other event causing the security of that charge to become enforceable) of any power of sale or other power of enforcement of its security conferred upon the Permitted Chargee shall be subject to the provisions of this Agreement;

(g)                                  the Permitted Charge shall expressly deny the Permitted Chargee the right to foreclose upon the assets or property of the Charging Partner;

(h)                                 the Permitted Charge shall provide that the Permitted Chargee and any person claiming through or under the Permitted Chargee shall not seek partition or the establishment of a trust for sale or take any action, (whether by any court or otherwise) for partition or sale in lieu of partition during the continuance of this Agreement of any Partnership Assets or any other property in which the Charging Partner has an interest with any other Partner under this Agreement; and

(i)                                     the Permitted Charge shall provide that the Permitted Chargee and any person claiming through or under the Permitted Chargee shall not without the prior consent of the Partners (other than the Charging Partner and a withdrawing Partner) waive, release, surrender or forfeit or permit to be waived, released, surrendered or forfeited the Mining Rights or any of them or any part of any of them.

The creation of a Permitted Charge in accordance with this Section 18.8 shall not constitute a Transfer for the purposes of this Agreement, provided that the eventual enforcement of such Permitted Charge as contemplated in Section 18.8 shall constitute a “Transfer” for the purposes of this Agreement and be subject to the restrictions on Transfers set forth in this Agreement, including those set forth in Sections 18.3, 18.4, 18.5 and 18.7.

18.9                        Indirect Transfer

No Partner which is wholly-owned and controlled (directly or indirectly) by a Person or a group of Persons acting jointly or in concert, as of the date on which such Partner becomes a Partner of the Partnership, shall allow such Person or group of Persons to conclude or implement a sale, exchange, transfer, assignment or other transaction (an “Indirect Transfer”) pursuant to which such Partner ceases to be wholly-owned and controlled by such Person or group of Persons acting jointly or in concert. Any such Indirect Transfer which is implemented in breach of this covenant shall be deemed to be a “Transfer” of such Partner’s Partnership Interests or Units for the purposes of this Agreement and such deemed Transfer shall be subject to the restrictions on Transfers set forth in the Agreement, including those set forth in Sections 18.3, 18.4, 18.5 and 18.7.

18.10                 Compulsory Acquisition Option on Bankruptcy

If any Partner becomes an Insolvent Partner, the other Partners shall have an option to acquire the Units of such Insolvent Partner, on a pro rata basis if more than one Partner elects to acquire such Units, for a cash purchase price determined by agreement with the Insolvent Partner or its legal representatives to be fair market value. The other Partners may exercise such option to purchase its pro rata share of the Units by written notice to the Insolvent Partner and/or its legal representatives given within 30 days of first becoming aware of the Partner becoming an Insolvent Partner. If no agreement is reached on the fair market value of the Units held by the Insolvent Partner within 30 days of giving such notice, the matter shall be deemed to be a dispute under this Agreement and shall be resolved in accordance with Article 21.

ARTICLE 19
CONFIDENTIALITY

19.1                        General

The terms of this Agreement and all information obtained in connection with the performance of this Agreement and relating to the Partnership Business shall be the exclusive property of the Partners and, except as provided in Section 19.2, shall not be disclosed to any third party or the public without the prior written consent of all Partners, which consent may be arbitrarily withheld. No Partner need seek the consent of any Royalty Holder of a NSR Royalty in respect of the Partnership Business under this Article 19; however, as set forth in Section 19.3, a Royalty Holder shall continue to be bound by the confidentiality provisions of this Article 19.

19.2                        Exceptions

The consent required by Section 19.1 shall not apply to any disclosure of confidential information:

(a)                                 to an Affiliate, advisor, consultant, contractor or subcontractor that has a legitimate business need to know;

(b)                                 to any third party to whom the disclosing Partner contemplates a Transfer of all or any part of its interest in or to this Agreement, or all or any part of its Partnership Interest, that has a legitimate business need to know;

(c)                                  to a Governmental Authority or to the public which the disclosing Partner believes in good faith is required by Laws or the rules of any relevant stock exchange; or

(d)                                 to any actual or potential lender or underwriter that has a legitimate business need to know.

In any case to which Section 19.2(b), Section 19.2(c) or Section 19.2(d) is applicable, the disclosing Partner shall give notice to all the other Partners concurrently with the making of such disclosure specifying the entity receiving the information and the reason for the disclosure. This notice shall include a summary of the information disclosed and, if requested by any other Partner, copies of all confidential information delivered by the disclosing Partner, and, in the case of information delivered under Section 19.2(b) or Section 19.2(d), a copy of an agreement protecting the confidential information from further disclosure. Prior to any disclosure pursuant to Section 19.2(b), such third party shall first agree in writing to protect the confidential information from further disclosure to the same extent as the Partners are obligated under this Article 19.

19.3                        Duration of Confidentiality

The provisions of this Article 19 shall apply during the term of this Agreement and for two years following termination of this Agreement pursuant to Article 16 and shall continue to apply to any Partner who withdraws, who is deemed to have withdrawn, or who Transfers its Partnership Interest, for two years following the date of such withdrawal or Transfer. Any Partner whose Partnership Interest is converted to an NSR Royalty and any Person who becomes a Royalty Holder hereunder shall be bound by the confidentiality provisions of this Article 19 for so long as this Agreement remains in force.

19.4                        Internal Proprietary Information

(a)                                 Subject to (b) below, all intellectual property rights will remain the property of the owner or licensor of those intellectual property rights.

(b)                                 All intellectual property rights in any new invention, technological developments or improvement to an existing invention created or developed in connection with or for the purposes of the Partnership will become and remain the property of owners of the original property rights.

(c)                                  The owner of intellectual property rights licensed or used pursuant to this Agreement shall indemnify and save the other Partner harmless from all claims and related costs and damages based on an allegation that any of the intellectual property rights infringes the proprietary rights of any third Partner.

(d)                                 If a Partner ceases to be entitled to use the intellectual property rights it has provided under this Agreement, it shall immediately notify the other Partner and will not be liable in respect of any infringement claim for the unauthorized use of such intellectual property rights from the date of notification.

19.5                        Public Announcements

Except as provided in Section 19.2, each Partner shall consult with and obtain the consent of the other Partner or Partners (which consent is not to be unreasonably withheld) prior to making or issuing any public announcement, press release, or similar publicity or disclosure with respect to this Agreement or any agreement entered into contemporaneously herewith or with respect to any activities under this Agreement or any such other agreements. As early as practicable, and not less than 24 hours, before a Partner makes any public announcement concerning this Agreement or activities undertaken pursuant hereto (unless the disclosing Partner demonstrates that earlier disclosure is required by Law), such Partner shall first give the other Partners notice of the intended announcement, including a copy of such proposed announcement, and the other Partner shall have the right to comment on such announcement. If a Partner is required by Law to make earlier disclosure, it will provide a copy of such disclosure to the other Partners as soon as practicable thereafter.

ARTICLE 20
TAX MATTERS

20.1                        Québec Mining Duties

The Partnership shall file returns for, and be responsible for the payment of Québec Mining Duties. Each Partner shall provide the Partnership with information as to expenses incurred by such Partner that are relevant to the computation of such taxes.

20.2                        Tax Information and Returns

(a)                                 Each Partner shall duly and timely prepare and file on its own behalf any and all forms of documents required under the Tax Act or any applicable provincial or territorial tax legislation to be filed by it and shall properly reflect in such forms and documents the Taxable Income or Tax Losses to it pursuant to Article 13 of this Agreement.

(b)                                 On or before 120 days after the end of each Fiscal Year, the Operator will send or cause to be sent to each Person who was a Partner at any time in a particular Fiscal Year all information in draft form relating to such Fiscal Year available at such time which would normally be necessary for such Person to prepare its Canadian federal and provincial income tax or information returns (the “Draft Tax Package”). Such information shall be provided in the “tax reporting currency” of such Person as defined in subsection 261(1) of the Tax Act. Each Partner shall provide any comments to the Draft Tax Package within 15 days of receipt of the Draft Tax Package by such Partner (which comments shall be considered in good faith by the Operator).

(c)                                  As soon as practicable after the end of each Fiscal Year, but in any event no later than 150 days after the end of each Fiscal Year, the Operator will send or cause to be sent to each Person who was a Partner at any time in a particular Fiscal Year all information relating to such Fiscal Year which would be necessary for such Person to prepare its Canadian federal and provincial income tax or information returns in that Person’s tax reporting currency.

(d)                                 The Operator shall file or cause to be filed, on behalf of itself, the Partnership (as applicable) and the Partners, annual Partnership information returns and any other information required to be filed, and within the time limits stated, under the Tax Act and any other applicable tax legislation in respect of Partnership matters. A copy of any such filing made on behalf of the Partners shall promptly be delivered by the Operator to the Partners.

(e)                                  No later than 45 days after the beginning of each Fiscal Year, the Operator shall provide to each Partner a schedule setting forth, for the prior Fiscal Year, an estimate of the following amounts calculated in accordance with the Tax Act for the Partnership that will be allocated to such Partner for the prior Fiscal Year:

(i)                                     income or loss; and

(ii)                                  Canadian exploration expenses, Canadian development expenses, and other deductions and credits.

(f)                                   No later than 45 days after the beginning of each Fiscal Year, the Operator shall provide to each Partner a schedule setting forth, for such Fiscal Year, a projection of the following amounts calculated in accordance with the Tax Act for the Partnership that will be allocated to such Partner for the Fiscal Year:

(i)                                     income or loss; and

(ii)                                  Canadian exploration expenses, Canadian development expenses, and other deductions and credits.

ARTICLE 21
DISPUTES

21.1                        Dispute Procedures

Any dispute, controversy or claim arising out of or relating to this Agreement (“Dispute”), including any question regarding its existence, interpretation, validity, breach or termination or the business relationship created by it (other than the matters to be determined by a court of law pursuant to Section 7.2(b)(ii) or Section 7.2(b)(iii)) shall be resolved as follows:

(a)                                 Any Dispute shall first be referred to the Management Committee for resolution.

(b)                                 In the event the Management Committee representatives of the Partners are unable to resolve the Dispute within 10 days of the Dispute being referred to them, then the matter in Dispute shall be referred to the Chief Executive Officers of the Partners, specifying in detail the Dispute, and the Chief Executive Officers of each Partner shall meet and use reasonable efforts to resolve the Dispute.

(c)                                  If the Chief Executive Officers of the Partners are unable to resolve the Dispute within five Business Days of the matter being referred to them, or if any Chief Executive Officer refuses or is unable to participate in a meeting to resolve the Dispute within such five Business Days, then the Dispute shall be settled using the procedures described below (the “Arbitration Provisions”).

(d)                                 The Partners will engage a third party to resolve Disputes that are not resolved using the procedures set out above. The Partners intend that Disputes that are operational in nature be resolved promptly and informally. Disputes that turn on the legal rights of the Partners may be resolved informally or more formally, including through formal arbitration procedures, as circumstances warrant.

(e)                                  The third party shall be qualified by experience and skill in the area(s) covered by the Dispute and, unless both Partners agree in writing following full disclosure of any facts giving rise to a possible conflict, free from legal or business conflicts of interest in relation to the Partners and the Partnership.

(f)                                   The third party will have the powers of an arbitrator under the provisions of Book VIII (Section 940 and following) of the Code of Civil Procedure (Québec) (the “Civil Code Arbitration Provisions”), and shall be entitled to finally determine the Dispute, including all procedures, and questions of law, fact and mixed fact and law without reference or appeal to any court. The decisions of the third party shall be final and binding on the Partners.

(g)                                  Any of the Partners may propose in writing the appointment of the third party to resolve the Dispute. Within five business days after a Partner has identified in writing the proposed third party, the proposed third party will be appointed unless the other Partner objects in writing to the appointment, in which case the Partners must, within the five day period, agree on an individual to be appointed as the third party. If the Partners do not agree upon the selection of the third party within such five day period, either Partner may apply to a judge of the Superior Court of Justice of Québec for the appointment of the third party.

(h)                                 Within five business days following the appointment of the third party, each of the Partners will submit to the third party, and to the other Partner, a brief written summary of the Dispute, the specific remedy, decision or relief sought, and the proposed procedures, if any, to be followed by the third party in resolving the Dispute.

(i)                                     The third party shall then confer with the Partners and either resolve the Dispute without further procedures or formalities, or set out the procedures to be followed in resolving the Dispute. Any substantive or procedural decision of the third party shall be in writing, with copies provided to the Partners and their legal counsel.

(j)                                    Any conferences, meetings or hearings shall take place in Montreal, Québec or in such other place as the Parties shall agree upon in writing, provided, however, that the third party may confer with the Parties and their counsel by telephone conference call. Any conferences, meetings or hearings shall be conducted in English unless otherwise agreed by the Partners. All conferences, meetings and hearings will be in private unless the Partners otherwise agree. Any Partner may be represented at any conferences, meetings or hearings by legal counsel.

The provisions of this Agreement providing for the resolution of Disputes shall not operate to prevent recourse to the court by any Partner as permitted by the Civil Code Arbitration Provisions with respect to injunctions, receiving orders and orders regarding the detention, preservation and inspection of property, or whenever enforcement of an arbitration award reasonably requires access to any remedy which an arbitrator has no power to award or enforce.

ARTICLE 22
GENERAL PROVISIONS

22.1                        Standstill

Each Partner hereby agrees that for a period of 3 years from the date of this Agreement, neither it nor any of its Affiliates (regardless of whether an Affiliate or not on the date hereof) will, nor shall it authorize, assist or encourage any of its agents to, directly or indirectly, or jointly or in concert with any other person, without the prior written consent of the other Partner (“Target”): (a) acquire, offer to acquire or agree to acquire, directly or indirectly, by purchase or otherwise, more than 5% of any voting securities or securities convertible into or exchangeable for voting securities (with notice to be provided to each Partner when 1% of any voting securities or securities convertible into or exchangeable for voting securities has been acquired, and for each additional 1% acquired thereafter), or direct or indirect rights or options to acquire any voting securities, of the Target; or (b) make, or in any way participate in, any solicitation of proxies to vote, or seek to advise or influence any other person with respect to the voting of any voting securities of the Target; or (c) otherwise seek to control or influence the management, directors or corporate policies of the Target or to obtain representation on the Target’s board of directors; or (d) engage in any discussions or negotiations, enter into any agreement or submit any proposal or offer (with or without conditions) in connection with any business combination or other acquisition transaction or extraordinary transaction involving the Target or any affiliate of the Target or any of their respective securities or assets; or (e) enter into any discussions or arrangements with any third party with respect to any of the foregoing; or (f) make any public announcement of any intention to do or take any of the foregoing; or (g) assist, advise or encourage any other person to do any of the foregoing.

22.2                        Transactions between the Partnership and Partners

(a)                                 Partners and their Affiliates may provide services to the Partnership at cost, including a reasonable allocation of overhead, and provided that the terms of such arrangements are recorded in a written agreement between the Partnership and the Partner or Affiliate in question and such agreement is approved, in advance, by the other Partners.

(b)                                 Partners and their Affiliates may also enter into other transactions with the Partnership provided the terms of such transactions are recorded in a written agreement between the Partnership and the Partner or Affiliate in question and such agreement is approved, in advance, by the other Partners.

22.3                        Notices

All notices, payments and other required communications (“Notices”) to the Partners shall be in writing, and shall be delivered or sent by facsimile, addressed respectively as follows:

(a)                                 in the case of a Notice to the Partnership at:

Canadian Malartic Partnership

1000, Chemin du Lac Mourier

Malartic, Québec

J0Y 1Z0

Attention:	André Le Bel, Vice President, Legal Affairs and Corporate

Email:	lebel@osisko.com
Fax:	819.757.2225

with a copy to (which delivery shall not constitute notice to the Partnership):

Bennett Jones LLP

Suite 3400, 1 First Canadian Place

P.O. Box 130

Toronto, Ontario

M5X 1A4

Attention:	Sander Grieve
Email:	grieves@bennettjones.com
Fax:	416.863.1716

(b)                                 in the case of a Notice to Osisko at:

Osisko Mining Corporation

1100, Avenue des Canadiens-de-Montreal

Suite 300, P.O. Box 211

Montreal, Québec

H3B 2S2

Attention:	André Le Bel, Vice President, Legal Affairs and Corporate
Email:	lebel@osisko.com
Fax:	514.933.3290

and a copy to (which delivery shall not constitute notice to Osisko):

Bennett Jones LLP

Suite 3400, 1 First Canadian Place

P.O. Box 130

Toronto, Ontario

M5X 1A4

Attention:	Sander Grieve
Email:	grieves@bennettjones.com
Fax:	416.863.1716

(c)                                  in the case of a Notice to Osubco at:

[• Canada Inc.]

1000, Chemin du Lac Mourier

Malartic, Québec

J0Y 1Z0

Attention:	André Le Bel, Vice President, Legal Affairs and Corporate
Email:	lebel@osisko.com
Fax:	514.933.3290

with a copy to (which delivery shall not constitute notice to Osubco):

Bennett Jones LLP
Suite 3400, 1 First Canadian Place
P.O. Box 130
Toronto, Ontario
M5X 1A4

Attention:	Sander Grieve
Email:	grieves@bennettjones.com
Fax:	416.863.1716

(d)                                 And in the case of Notice to the Management Committee:

To each Representative c/o the Partner represented on the Management Committee.

(e)                                  And in the case of Notice to the Operator if it is not a Partner:

To the address, individual’s attention, telephone and facsimile specified in the communication appointing such Operator.

All Notices shall be given (i) by personal delivery to the Partner if delivered during normal business hours, or (ii) by electronic communication, with a confirmation sent by registered or certified mail return receipt requested, or (iii) by registered or certified mail return receipt requested. All Notices shall be effective and shall be deemed delivered (i) if by personal delivery on the date of delivery if delivered during normal business hours, and, if not delivered during normal business hours, on the next business day following delivery, (ii) if by electronic communication on the next business day following receipt of the electronic communication, and (iii) if solely by mail on the next business day after actual receipt. A Partner may change its address by Notice to the other Partner.

22.4                        Waiver

The failure of a Partner to insist on the strict performance of any provision of this Agreement or to exercise any right, power or remedy upon a breach hereof shall not constitute a waiver of any provision of this Agreement or limit the Partner’s right thereafter to enforce any provision or exercise any right.

22.5                        Amendment

No amendment, supplement, modification or waiver of this Agreement shall be binding unless executed in writing by all Partners and, unless otherwise specified, no consent or approval by any Partner, shall be binding unless executed in writing by the Partner to be bound thereby.

22.6                        Force Majeure

(a)                                 Except for any obligation to make payments when due hereunder, and except for the obligations of the Operator to continue Operations to the extent appropriate in the circumstances to preserve the Partnership Assets, the cost of which will be borne by the Partnership, the obligations of a Partner shall be suspended to the extent and for the period that performance is prevented by any cause, whether foreseeable or unforeseeable, that is beyond its reasonable control, including: labour disputes (however arising and whether or not employee demands are reasonable or within the power of the Partner to grant); acts of God; laws, regulations, orders, proclamations, instructions or requests of any Governmental Authority; judgments or orders of any court; inability to obtain on reasonably acceptable terms any public or private license, permit or other authorization; curtailment or suspension of activities to remedy or avoid an actual or alleged, present or prospective violation of federal, provincial or territorial or local environmental standards; acts of war or conditions arising out of or attributable to war, whether declared or undeclared; riot, civil strife, insurrection or rebellion; fire, explosion, earthquake, storm, flood, sink holes, drought or other adverse weather conditions; delay or failure by suppliers or transporters of materials, parts, supplies, services or equipment or by contractors’ or subcontractors’ shortage of, or inability to obtain, labour, transportation, materials, machinery, equipment, supplies, utilities or services; accidents; breakdown of equipment, machinery or facilities; actions by native rights, environmental or local community pressure groups; or any other cause whether similar or dissimilar to the foregoing. The affected Partner shall promptly give notice to the other Partners of the suspension of performance, stating therein the nature of the suspension, the reasons therefor, and the expected duration thereof. The affected Partner shall resume performance as soon as reasonably possible and, in any event, upon the termination of the event of force majeure. Commercial frustration, commercial impracticability or the occurrence of unforeseen events rendering performance hereunder uneconomical shall not constitute an excuse of performance of any obligation imposed hereunder.

(b)                                 In the event that any Partner asserts that an event of force majeure has occurred, it shall give notice in writing to the other Partners specifying the following:

(i)                                     the cause and nature of the alleged event of force majeure;

(ii)                                  a summary of the action it or its representatives, agents, contractors or employees have taken to the date of such notice to correct or terminate the alleged event of force majeure; and

(iii)                               the reasonably expected duration of the period of force majeure.

(c)                                  Any Partner asserting an event of force majeure shall provide ongoing periodic notice in writing to the other Partners with respect to such events of force majeure, including the matters set out in Section (b) above, within 15 days of the end of each calendar month during the period of force majeure and shall provide prompt notice in writing to the other Partners upon the termination of the event of force majeure.

22.7                       Further Assurances

The Partners shall with reasonable diligence do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Agreement, and each Partner shall provide such further documents or instruments required by any other Partner as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions.

22.8                        Survival of Terms and Conditions

The following Sections shall survive the termination of this Agreement to the full extent necessary for their enforcement and the protection of the Partner in whose favour they run: Sections 10.3, 16.1, 16.2, 16.3, 16.4, 16.5, 19.3 and 22.12.

22.9                        Successors and Assigns

This Agreement shall be binding upon and enure to the benefit of the Partners and their respective successors (including any successor by reason of amalgamation of any Partner) and permitted assigns.

22.10                 Further Ground Within Partnership Property and Other Business Opportunities

(a)                                 If any Partner or any Affiliate of a Partner (herein called an “Acquiring Partner”) shall stake or otherwise acquire or propose to acquire any right to explore or mine or both or an interest in any such rights, direct or indirect, whether by contract, royalty interest, staking or otherwise any part of which is within the Area of Interest, which acquisition or proposed acquisition was not part of an Approved Budget and Program or otherwise carried out as part of the Partnership Business, including Surface Rights (herein called an “Additional Right”), such Additional Right shall be subject to the terms of this Agreement. Any mining claim, part of which includes a restaking of any ground that was originally part of the Mineral Rights, shall nonetheless constitute an Additional Right to be dealt with under this Section 22.10.

(b)                                 The Acquiring Partner shall give notice (the “Notice”) to the other Partner (the “Notified Partner”), such Notice shall specify the nature and location of the Additional Right, the acquisition costs and other terms upon which such acquisition is proposed to be made or was made and any other information which the Acquiring Partner has which may be reasonably expected to be pertinent to the Notified Partner in determining whether it wishes to acquire an interest in such Additional Right. Such Notice shall be delivered no later than five Business Days after the acquisition.

(c)                                  If the Notified Partner elects by written notice (the “Election Notice”) to the Acquiring Partner (notice to an Affiliate of a Partner may be given to the Partner affiliated) given within 30 days of the receipt of the Acquiring Partner’s Notice and complies with this Section 22.10, such Additional Right shall be considered part of the Mineral Rights subject to this Agreement. If such notice is delivered on or after the Effective Date, the Notified Partner shall pay to the Acquiring Partner if the acquisition has been completed or to the third Partner seller, if it is only a proposed acquisition, an amount of such acquisition cost equal to their then respective Partnership Interest in the Mineral Rights and such Additional Right shall thereafter form part of the Mineral Rights. The Acquiring Partner shall execute such instrument(s) as are necessary to convey title to the Additional Right to the proper Partners in accordance with the terms of this Agreement. If the Notified Partner does not elect to continue an Additional Right subject to this Agreement as herein provided, then all costs incurred by the Acquiring Partner shall be for its own account and such Additional Right shall be held by the Acquiring Partner free and clear of any further obligations to the Notified Partner under the provisions of this Agreement.

(d)                                 For purposes of this Section 22.10 “acquisition costs” mean the consideration paid or to be paid by the Acquiring Partner including, without restriction, purchase price, registration fees, legal costs and other out-of-pocket costs, but does not include an allocation of the overhead of the Acquiring Partner. If any acquisition costs are not expressed in money, such acquisition costs shall be for purposes of this definition, the value of such costs in money calculated on the basis that the Acquiring Partner shall make no profit or loss therefrom.

(e)                                  The provisions of this Section 22.10 shall apply to any acquisition of an Additional Right by a former Partner to this Agreement which ceases to be a Partner through the disposition or forfeiture of the Units of such former Partner or through the withdrawal of such Partner from this Agreement in accordance with its terms, during a period of one year from such disposition, forfeiture or withdrawal.

(f)                                   Each Partner shall have the unrestricted right to stake or otherwise acquire any rights to explore or mine or both or any other rights in any property outside the Area of Interest, and to use information obtained under this Agreement to do so without advising the other Partner or without allowing the other Partner to acquire any interest in any such rights or properties, both before and after the Effective Date. Except as expressly provided in this Agreement, each Partner shall have the unrestricted right to explore, develop and mine any lands now owned or hereafter acquired by it without allowing the other Partner any participation in such activities; provided, however, that if any mineral reserve should be developed which straddles the boundary of the Area of Interest and any such lands the Partners will use their reasonable best efforts to enter into Partner wall or unitization agreements with regard to the mining of any such mineral reserve.

(g)                                  Except as expressly provided in this Agreement, each Partner shall also have the right independently to engage in and receive full benefits from business activities, whether or not competitive with the Partnership Business, without consulting the other. The doctrines of “corporate opportunity” or “business opportunity” shall not be applied to any other activity, association, or operation of any Partner outside the Area of Interest. Unless otherwise agreed in writing, no Partner shall have any obligation to mill, beneficiate or otherwise treat any Products or any other Partner’s share of Products in any facility owned or controlled by such Partner.

The provisions of this Section shall not be circumvented by a Partner through indirect means or arrangements, such as acquisitions through an associated entity or by an entity under common management or under a side deal arrangement. However, rights to explore or mine that are acquired directly or indirectly in the Area of Interest as an incidental aspect of a larger asset purchase, merger or similar business transaction in which the preponderance of assets involved in the transaction are outside the Area of Interest, shall not be considered Additional Rights subject to this Section.

22.11                 Waiver of Rights of Partition and Sale

The Partners hereby waive and release all rights of partition or of sale in lieu thereof (judicial or otherwise), or other division of Partnership Assets, including any such rights provided by statute and all similar rights applicable in Québec, where the Canadian Malartic Property is located or any other applicable jurisdiction.

22.12                 Expense and Commissions

Each Partner shall pay its own legal and other costs and expenses incurred in connection with this Agreement and agrees to save harmless each other Partner from and against any and all claims whatsoever for any commissions or other remuneration payable or alleged to be payable to anyone acting on its behalf.

22.13                 Execution and Delivery

This Agreement may be executed by the Partners in counterparts and may be executed and delivered by facsimile, and all such counterparts and facsimiles shall together constitute one and the same agreement.

22.14                 Payment of Royalties

All required payments of royalties to third parties, including under the Gold Stream Transaction, shall be made by each Partner proportionately (based on each Partner’s Partnership Interest) following the disposition of Products and each Partner undertakes to make such payments in a timely manner in accordance with the terms of applicable agreements.

22.15                 Direction to Osisko

Not later than two days following completion of the Arrangement, the Partnership shall exercise its right under the Canadian Malartic Nominee Agreement to direct that Osisko transfer title of the Canadian Malartic Property to Canadian Malartic Nominee such that Canadian Malartic Nominee succeeds Osisko as agent and nominee with respect to title to the Canadian Malartic Property, and shall direct that Canadian Malartic Nominee be registered on title to the Canadian Malartic Property.

22.16                 Counterparts

This Agreement may be executed in counterparts, each of which shall be deemed to be an original and each of which taken together shall be deemed to constitute one and the same instrument. Counterparts may be executed either in original or faxed form and the Partners adopt any signatures received by a receiving fax machine as original signatures of the Partners; provided, however, that any Partner providing its signature in such manner shall promptly forward to the other Partner an original of the signed copy of this Agreement which was so faxed.

22.17                 Language

The Partners confirm that it is their wish that this Agreement, as well as any other documents relating to this Agreement, including notices, schedules and authorizations, have been and shall be drawn up in the English language only. Les signataires confirment leur volonté que la présente convention, de même que tous les documents s’y rattachant, y compris tout avis, annexe et autorisation, soient rédigés en anglais seulement.

[Remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF the Partners have executed this Agreement as of the date first above written.

OSISKO MINING CORPORATION

By:
Name:
Title:

• CANADA INC.

By:
Name:
Title:

SCHEDULE “A”
CANADIAN MALARTIC PROPERTY

A — CANADIAN MALARTIC PROPERTY

HELD BY OSISKO MINING CORPORATION

i. Canadian Malartic

Mining Titles

Type	No.	Renewal	Expiration	Area (Ha)	Excess Work Credits	Work required	Title Owner	Status

CM*	226	3/14/28 0:00		62.53		35.00	Osisko Mining Corporation	Active
BM*	892	11/25/15 0:00	11/24/29 23:59	188.41	n/a	n/a	Osisko Mining Corporation	Active
BM*	1007	4/11/15 0:00	4/10/31 23:59	10.08	n/a	n/a	Osisko Mining Corporation	Active
BM*	1011	6/17/15 0:00	6/16/31 23:59	1.83	n/a	n/a	Osisko Mining Corporation	Active
BM*	1020	02/17/15 0:00	02/17/35 23:59	65.70	n/a	n/a	Osisko Mining Corporation	Active
CDC	50615	2/15/05 0:00	2/14/17 23:59	57.54	—	1,800.00	Osisko Mining Corporation	Active
CDC	50616	2/15/05 0:00	2/14/15 23:59	57.54	—	1,800.00	Osisko Mining Corporation	Active
CDC	56898	2/11/05 0:00	2/10/15 23:59	57.53	1,876.57	1,800.00	Osisko Mining Corporation	Active
CDC	56899	2/11/05 0:00	2/10/17 23:59	57.53	1,310.58	1,800.00	Osisko Mining Corporation	Active
CDC	56900	2/11/05 0:00	2/10/17 23:59	57.53	2,442.98	1,800.00	Osisko Mining Corporation	Active
CDC	56901	2/11/05 0:00	2/10/17 23:59	57.53	—	1,800.00	Osisko Mining Corporation	Active
CDC	56902	2/11/05 0:00	2/10/17 23:59	57.53	—	1,800.00	Osisko Mining Corporation	Active
CDC	56903	2/11/05 0:00	2/10/17 23:59	57.53	—	1,800.00	Osisko Mining Corporation	Active
CDC	56904	2/11/05 0:00	2/10/17 23:59	57.52	1,433.26	1,800.00	Osisko Mining Corporation	Active
CDC	56905	2/11/05 0:00	2/10/17 23:59	57.52	1,925.60	1,800.00	Osisko Mining Corporation	Active
CDC	56906	2/11/05 0:00	2/10/17 23:59	57.52	1,383.60	1,800.00	Osisko Mining Corporation	Active
CDC	56907	2/11/05 0:00	2/10/17 23:59	57.52	—	1,800.00	Osisko Mining Corporation	Active
CDC	56908	2/11/05 0:00	2/10/17 23:59	57.52	—	1,800.00	Osisko Mining Corporation	Active
CDC	56909	2/11/05 0:00	2/10/17 23:59	57.53	—	1,800.00	Osisko Mining Corporation	Active
CDC	56910	2/11/05 0:00	2/10/17 23:59	57.51	135,812.00	1,800.00	Osisko Mining Corporation	Active
CDC	56911	2/11/05 0:00	2/10/17 23:59	57.51	1,801.29	1,800.00	Osisko Mining Corporation	Active

Type	No.	Renewal	Expiration	Area (Ha)	Excess Work Credits	Work required	Title Owner	Status
CDC	56912	2/11/05 0:00	2/10/17 23:59	57.51	—	1,800.00	Osisko Mining Corporation	Active
CDC	56913	2/11/05 0:00	2/10/17 23:59	57.52	—	1,800.00	Osisko Mining Corporation	Active
CDC	56914	2/11/05 0:00	2/10/17 23:59	57.52	—	1,800.00	Osisko Mining Corporation	Active
CDC	56915	2/11/05 0:00	2/10/17 23:59	57.5	1,800.87	1,800.00	Osisko Mining Corporation	Active
CDC	56916	2/11/05 0:00	2/10/17 23:59	57.5	838.67	1,800.00	Osisko Mining Corporation	Active
CDC	56917	2/11/05 0:00	2/10/17 23:59	57.5	1,874.32	1,800.00	Osisko Mining Corporation	Active
CDC	56918	2/11/05 0:00	2/10/17 23:59	57.51	—	1,800.00	Osisko Mining Corporation	Active
CDC	56919	2/11/05 0:00	2/10/17 23:59	57.51	—	1,800.00	Osisko Mining Corporation	Active
CDC	56920	2/11/05 0:00	2/10/17 23:59	57.51	—	1,800.00	Osisko Mining Corporation	Active
CDC	56921	2/11/05 0:00	2/10/17 23:59	57.51	—	1,800.00	Osisko Mining Corporation	Active
CDC	56922	2/11/05 0:00	2/10/17 23:59	57.51	2,885.30	1,800.00	Osisko Mining Corporation	Active
CDC	56923	2/11/05 0:00	2/10/17 23:59	57.53	—	1,800.00	Osisko Mining Corporation	Active
CDC	56924	2/11/05 0:00	2/10/17 23:59	57.53	—	1,800.00	Osisko Mining Corporation	Active
CDC	56925	2/11/05 0:00	2/10/17 23:59	57.51	2,909.92	1,800.00	Osisko Mining Corporation	Active
CDC	56929	2/11/05 0:00	2/10/17 23:59	13.93	690.01	750.00	Osisko Mining Corporation	Active
CDC	56930	2/11/05 0:00	2/10/17 23:59	13.99	618.70	750.00	Osisko Mining Corporation	Active
CDC	56931	2/11/05 0:00	2/10/17 23:59	14.04	—	750.00	Osisko Mining Corporation	Active
CDC	56932	2/11/05 0:00	2/10/17 23:59	14.09	—	750.00	Osisko Mining Corporation	Active
CDC	56933	2/11/05 0:00	2/10/17 23:59	14.13	—	750.00	Osisko Mining Corporation	Active
CDC	56934	2/11/05 0:00	2/10/17 23:59	14.17	—	750.00	Osisko Mining Corporation	Active
CDC	56935	2/11/05 0:00	2/10/17 23:59	14.2	29,347.80	750.00	Osisko Mining Corporation	Active
CDC	61518	2/15/05 0:00	2/14/17 23:59	57.53	—	1,800.00	Osisko Mining Corporation	Active
CDC	61519	2/15/05 0:00	2/14/17 23:59	57.54	—	1,800.00	Osisko Mining Corporation	Active
CDC	61520	2/15/05 0:00	2/14/17 23:59	57.52	43,187.10	1,800.00	Osisko Mining Corporation	Active
CDC	61521	2/15/05 0:00	2/14/17 23:59	56.61	58,859.30	1,800.00	Osisko Mining Corporation	Active
CDC	61522	2/15/05 0:00	2/14/17 23:59	35.35	—	1,800.00	Osisko Mining Corporation	Active
CDC	61523	2/15/05 0:00	2/14/17 23:59	57.27	—	1,800.00	Osisko Mining Corporation	Active
CDC	61524	2/15/05 0:00	2/14/17 23:59	24.14	—	750.00	Osisko Mining Corporation	Active
CDC	72271	6/07/05	04/10/20 23:59	25.71	701,925.31	1,800.00	Osisko Mining Corporation	Active
CDC	73343	6/06/05	10/17/17 23:59	39.98	—	1,800.00	Osisko Mining Corporation	Active
CDC	73344	6/06/05	10/17/17 23:59	6.94	—	750.00	Osisko Mining Corporation	Active
CDC	73332	6/06/05 0:00	6/05/17 23:59	57.53	—	1,800.00	Osisko Mining Corporation	Active

Type	No.	Renewal	Expiration	Area (Ha)	Excess Work Credits	Work required	Title Owner	Status
CDC	73333	6/06/05 0:00	6/05/17 23:59	57.53	—	1,800.00	Osisko Mining Corporation	Active

CDC	73334	6/06/05 0:00	6/05/17 23:59	57.53	—	1,800.00	Osisko Mining Corporation	Active
CDC	73335	6/06/05 0:00	6/05/17 23:59	57.53	—	1,800.00	Osisko Mining Corporation	Active
CDC	73336	6/06/05 0:00	6/05/17 23:59	57.53	—	1,800.00	Osisko Mining Corporation	Active
CDC	73337	6/06/05 0:00	6/05/17 23:59	57.53	—	1,800.00	Osisko Mining Corporation	Active
CDC	73338	6/06/05 0:00	6/05/17 23:59	57.53	—	1,800.00	Osisko Mining Corporation	Active
CDC	73339	6/06/05 0:00	6/05/17 23:59	57.53	—	1,800.00	Osisko Mining Corporation	Active
CDC	73340	6/06/05 0:00	6/05/17 23:59	57.52	—	1,800.00	Osisko Mining Corporation	Active
CDC	73341	6/06/05 0:00	6/05/17 23:59	57.52	—	1,800.00	Osisko Mining Corporation	Active
CDC	73349	6/06/05 0:00	6/05/17 23:59	57.52	—	1,800.00	Osisko Mining Corporation	Active
CDC	73350	6/06/05 0:00	6/05/17 23:59	57.52	—	1,800.00	Osisko Mining Corporation	Active
CDC	73351	6/06/05 0:00	6/05/17 23:59	57.52	—	1,800.00	Osisko Mining Corporation	Active
CDC	73352	6/06/05 0:00	6/05/17 23:59	57.52	47,415.80	1,800.00	Osisko Mining Corporation	Active
CDC	73353	6/06/05 0:00	6/05/17 23:59	57.52	136,700.01	1,800.00	Osisko Mining Corporation	Active
CDC	73357	6/06/05 0:00	6/05/17 23:59	13.49	75,232.16	750.00	Osisko Mining Corporation	Active
CDC	73358	6/06/05 0:00	12/27/17 23:59	27.63	—	1,800.00	Osisko Mining Corporation	Active
CDC	73359	6/06/05 0:00	6/05/17 23:59	6.16	—	750.00	Osisko Mining Corporation	Active
CDC	73360	6/06/05 0:00	12/27/15 23:59	7.5	—	750.00	Osisko Mining Corporation	Active
CDC	73361	6/06/05 0:00	12/27/15 23:59	0.87	—	750.00	Osisko Mining Corporation	Active
CDC	73362	6/06/05 0:00	6/05/17 23:59	0.33	—	750.00	Osisko Mining Corporation	Active
CDC	73383	6/07/05 0:00	6/06/17 23:59	57.52	—	1,800.00	Osisko Mining Corporation	Active
CDC	73384	6/07/05 0:00	6/06/17 23:59	57.52	2,073.11	1,800.00	Osisko Mining Corporation	Active
CDC	74682	6/10/05 0:00	6/09/17 23:59	57.53	—	1,800.00	Osisko Mining Corporation	Active
CDC	74683	6/10/05 0:00	6/09/17 23:59	57.53	1,087.80	1,800.00	Osisko Mining Corporation	Active
CDC	74684	6/10/05 0:00	6/09/17 23:59	57.53	—	1,800.00	Osisko Mining Corporation	Active
CDC	74685	6/10/05 0:00	6/09/17 23:59	57.53	—	1,800.00	Osisko Mining Corporation	Active
CDC	74686	6/10/05 0:00	6/09/17 23:59	57.54	—	1,800.00	Osisko Mining Corporation	Active
CDC	74687	6/10/05 0:00	6/09/17 23:59	57.54	—	1,800.00	Osisko Mining Corporation	Active
CDC	74688	6/10/05 0:00	6/09/17 23:59	57.54	—	1,800.00	Osisko Mining Corporation	Active
CDC	74689	6/10/05 0:00	6/09/17 23:59	57.52	—	1,800.00	Osisko Mining Corporation	Active
CDC	74690	6/10/05 0:00	6/09/17 23:59	57.52	—	1,800.00	Osisko Mining Corporation	Active

Type	No.	Renewal	Expiration	Area (Ha)	Excess Work Credits	Work required	Title Owner	Status
CDC	74691	6/10/05 0:00	6/09/17 23:59	57.51	—	1,800.00	Osisko Mining Corporation	Active
CDC	74692	6/10/05 0:00	6/09/17 23:59	57.51	—	1,800.00	Osisko Mining Corporation	Active
CDC	74693	6/10/05 0:00	6/09/15 23:59	57.5	—	1,800.00	Osisko Mining Corporation	Active
CDC	74694	6/10/05 0:00	6/09/17 23:59	57.5	—	1,800.00	Osisko Mining Corporation	Active
CDC	74695	6/10/05 0:00	6/09/17 23:59	13.87	638.23	750.00	Osisko Mining Corporation	Active
CDC	2000854	2/15/06 0:00	2/14/16 23:59	3.35	—	750.00	Osisko Mining Corporation	Active
CDC	2000855	2/15/06 0:00	2/14/14 23:59	44.19	81,914.50	1,800.00	Osisko Mining Corporation	Active
CDC	2000857	2/15/06 0:00	2/14/16 23:59	57.51	181,483.54	1,800.00	Osisko Mining Corporation	Active
CDC	2000858	2/15/06 0:00	2/14/16 23:59	57.51	—	1,800.00	Osisko Mining Corporation	Active
CDC	2000910	2/15/06 0:00	2/14/16 23:59	57.11	—	1,800.00	Osisko Mining Corporation	Active
CDC	2000913	2/15/06 0:00	2/14/16 23:59	57.51	116,851.36	1,800.00	Osisko Mining Corporation	Active
CDC	2000915	2/15/06 0:00	2/14/16 23:59	7.9	—	750.00	Osisko Mining Corporation	Active
CDC	2000917	2/15/06 0:00	2/14/16 23:59	57.51	145,061.44	1,800.00	Osisko Mining Corporation	Active
CDC	2000919	2/15/06 0:00	2/14/16 23:59	2.79	—	750.00	Osisko Mining Corporation	Active
CDC	2245189	8/12/10 0:00	12/27/15 23:59	1.45	—	750.00	Osisko Mining Corporation	Active
CDC	2384761	5/01/13 0:00	4/30/15 23:59	0.01	—	500.00	Osisko Mining Corporation	Active
CDC	2398785	3/24/14 0:00	6/07/17 23:59	42.93	18,799.40	2,748.04	Osisko Mining Corporation	Active
CDC	2398786	3/24/14 0:00	6/07/17 23:59	57.51	25,184.09	3,681.33	Osisko Mining Corporation	Active
CDC	2398787	3/24/14 0:00	6/07/17 23:59	57.27	25,079.00	3,665.97	Osisko Mining Corporation	Active
CDC	2398788	3/24/14 0:00	6/07/17 23:59	57.52	25,188.47	3,681.97	Osisko Mining Corporation	Active
CDC	2398789	3/24/14 0:00	6/07/17 23:59	9.34	4,090.06	597.88	Osisko Mining Corporation	Active
CDC	2398790	3/24/14 0:00	6/07/17 23:59	57.52	25,188.46	3,681.96	Osisko Mining Corporation	Active
CDC	2398791	3/24/14 0:00	6/07/17 23:59	57.52	25,188.46	3,681.96	Osisko Mining Corporation	Active
CDC	2398792	3/24/14 0:00	6/07/17 23:59	14.23	6,231.43	910.89	Osisko Mining Corporation	Active
CL	3941621	3/16/81 0:00	10/06/15 23:59	0.074	78,600.50	1,000.00	Osisko Mining Corporation	Active
CDC	2000856	2/15/06	9/06/16 23:59	7.71	—	750.00	Osisko Mining Corporation	SUSPENDED
CDC	2000859	2/15/06	2/14/16 0:00	57.51	—	1,800.00	Osisko Mining Corporation	SUSPENDED
CDC	2000911	2/15/06	2/14/16 0:00	34.76	44,966.97	1,800.00	Osisko Mining Corporation	SUSPENDED
CDC	2000912	2/15/06	2/14/16 0:00	57.5	3,344,312.46	1,800.00	Osisko Mining Corporation	SUSPENDED
CDC	2000916	2/15/06	9/06/16 23:59	45.49	458,190.57	1,800.00	Osisko Mining Corporation	SUSPENDED
CDC	2001055	2/20/06	2/19/16 23:59	22.66	69,944.75	750.00	Osisko Mining Corporation	SUSPENDED

*Due to the relocation of Malartic residents, the Corporation is sometimes the owner of the surface rights over portions of its CM (Mining Concession) and its four BM (Mining Lease). Otherwise, surfaces rights required for mining activities were granted to the Corporation in the relevant CM or BM by the Crown.

Surface Lease (granted by Ministère des Ressources Naturelles, for industrial purpose)

Type	Lot Description	File No.	Description	Modifications	Surface (Ha)	Term	Registration	Lease Renewal
Surface Lease	Fournière Township, Rang IX, Lot 24 to 29 parts; Fournière Township, Rang VIII, Lots 24 and 25 and others	822597 00 000	Surface used for industrial purposes (re: mill)	Designation modified May 10, 2010; Modification of the lease term to 5 years on March 17, 2011, excluding the Orica plant	418.4	Five (5) years	03/17/2011	Renewable at the term of lease
Surface Lease	Fournière Township, Bloc 10; Fournière Township, Bloc 11 and others	823099 00 000	Surface used for industrial purposes (re: tailings)	Modification of the lease term to 5 years on August 31, 2011	1,400	Five (5) years	08/31/2011	Renewable at the term of lease

Surface Rights (for environmental measuring stations)

Type	Localisation	Description	Surface (m2)	Term	Rent	Expiration	Lease Renewal	Landlord/Owner of the subsoil

Lease	Malartic Golf	Weather Station	96	Five (5) years	$3,000/ year	03/30/2016	Renewable at the term of lease	9107-7792 Québec Inc. (Malartic Golf Club)

Superficies	Lot 4 063 452	Air Quality Station	35.3	N/A	N/A	N/A	N/A	Town of Malartic

Superficies	Lot 5 058 920	Air Quality Station	38.2	N/A	N/A	N/A	N/A	Town of Malartic

Lease	Malartic Hospital	Noise Measuring Station	9.3	Five (5) years	$1/year	01/30/2017	Renewable at the term of lease (with consent of CSSS)	CSSS de la Vallée-de-l’Or

Surface Right	Lot 5 200 835	Noise Measuring Station	262.9	N/A	N/A	N/A	N/A	N/A

Superficies	Lot 5 202 403	Noise Measuring Station	12.1	N/A	N/A	N/A	N/A	Town of Malartic

Type	Localisation	Description	Surface (m2)	Term	Rent	Expiration	Lease Renewal	Landlord/Owner of the subsoil

Superficies	Lot 3 001 156	Noise Measuring Station	13	N/A	N/A	N/A	N/A	Town of Malartic

Royalties (Canadian Malartic)

Mining Titles*	Agreements and Encumbrances

MC 226 CL 3941621, CL 3941633 CL 3941634, CL 3941635 CL 3950771, CL 3950772

Mining titles 100% owned by Osisko.
The claims were purchased from McWatters Mining Inc. (“McWatters”) liquidating trustee in consideration of a cash payment.
The claims were subject to a sliding 2% - 3% Net Smelter Return (“NSR”) payable to Barrick, which was subsequently sold by Barrick to RG Exchangeco Inc., a wholly-owned subsidiary of Royal Gold, Inc.

The royalty rate is tied to the price of gold, with the higher rate taking effect if the gold price is greater than US$350/oz. On March 28, 2011, Osisko purchased back half of the royalty for US$1.5 million and, as a result, said claims are now subject to a sliding 1% - 1.5% NSR payable to RG Exchangeco Inc.

CL 5144234, CL 5144235 CL 5144236, CL 5144237 CL 5144238, CL 5144239

Mining titles 100% owned by Osisko.
The claims were acquired from Dianor Resources Inc. (“Dianor”) and Threegold Resources Inc. (“Threegold”) (formerly a subsidiary of Dianor) in consideration of cash and shares. The claims are subject to a 2% NSR payable to a private individual. The entire royalty may be purchased back by Osisko for $2,000,000.

MDC 72271

Mining title 100% owned by Osisko. Claim purchased from Abitibi Royalties Inc., successor of Golden Valley Mines Ltd. in the property, for a cash consideration. The claim is subject to a 2% NSR payable to Abitibi Royalties Inc.

Mining Titles*	Agreements and Encumbrances

MDC 2000854, MDC 2000855 MDC 2000856, MDC 2000857 MDC 2000858, MDC 2000859 MDC 2001055

Mining titles 100% owned by Osisko.
The claims were purchased from a private individual representing J. Stoch, in consideration of a cash payment. The claims were subject to a 2.5% Gross Overriding Metal Royalty. On July 12, 2011, the Corporation purchased back a 1% royalty interest from Géoconseils Jack Stoch Limitée in consideration for the issuance of 460,000 common shares of Osisko. The remaining 1.5% royalty interest was assigned to Franco-Nevada Corporation.

*Certain MDC or CL listed above may have been replaced in part or in whole by a ML for exploitation purpose. However, each encumbrance continues to apply to the mining titles as identified and defined at the time of the relevant agreement.

ii. East Amphi Property

Mining Titles

Type	No.	Renewal	Expiration	Area (Ha)	Excess Work Credits	Work required	Title Owner	Status

BM	848	3/24/99 0:00	3/23/19 0:00	119,08	n/a	n/a	Osisko Mining Corporation	Active
CDC	48540	12/14/04 0:00	12/13/16 23:59	32,56	—	1,800.00	Osisko Mining Corporation	Active
CDC	48541	12/14/04 0:00	12/13/16 23:59	32,55	—	1,800.00	Osisko Mining Corporation	Active
CDC	48542	12/14/04 0:00	12/13/16 23:59	32,37	—	1,800.00	Osisko Mining Corporation	Active
CDC	48543	12/14/04 0:00	12/13/16 23:59	32,22	—	1,800.00	Osisko Mining Corporation	Active
CDC	98071	11/07/05 0:00	11/06/17 23:59	62,47	—	1,800.00	Osisko Mining Corporation	Active
CDC	98072	11/07/05 0:00	11/06/17 23:59	42,47	—	1,800.00	Osisko Mining Corporation	Active
CDC	1106031	12/03/02 0:00	12/02/16 23:59	37,9	—	2,500.00	Osisko Mining Corporation	Active
CDC	1106032	12/03/02 0:00	12/02/16 23:59	51,4	—	2,500.00	Osisko Mining Corporation	Active
CDC	1106033	12/03/02 0:00	12/02/16 23:59	51,39	—	2,500.00	Osisko Mining Corporation	Active
CDC	1106034	12/03/02 0:00	12/02/16 23:59	51,37	—	2,500.00	Osisko Mining Corporation	Active

CDC	1106035	12/03/02 0:00	12/02/16 23:59	51,36	—	2,500.00	Osisko Mining Corporation	Active
CDC	1106036	12/03/02 0:00	12/02/16 23:59	51,39	—	2,500.00	Osisko Mining Corporation	Active
CDC	1106037	12/03/02 0:00	12/02/16 23:59	51,4	—	2,500.00	Osisko Mining Corporation	Active
CDC	1106038	12/03/02 0:00	12/02/16 23:59	51,42	—	2,500.00	Osisko Mining Corporation	Active
CDC	1106039	12/03/02 0:00	12/02/16 23:59	51,41	—	2,500.00	Osisko Mining Corporation	Active

Type	No.	Renewal	Expiration	Area (Ha)	Excess Work Credits	Work required	Title Owner	Status
CDC	1106040	12/03/02 0:00	12/02/16 23:59	49,72	—	2,500.00	Osisko Mining Corporation	Active
CDC	1106041	12/03/02 0:00	12/02/16 23:59	33,26	—	2,500.00	Osisko Mining Corporation	Active
CDC	1106042	12/03/02 0:00	12/02/16 23:59	33,25	—	2,500.00	Osisko Mining Corporation	Active
CDC	1106043	12/03/02 0:00	12/02/16 23:59	41,67	—	2,500.00	Osisko Mining Corporation	Active
CDC	2399891	03/24/14 0:00	8/13/15 23:59	43.30	42,861.86	2,394.16	PAUL BOYD 6%, WENDY CURRIE MILLS 1,5% RUTH WATSON 1,5% LOUISE VICKY CURRIE MILLS 1,5% CATHERINE CURRIE MILLS 1,5% PATSY CURRIE MILLS 1,5% Paul Currie Mills 1,5% Osisko Mining Corporation 85%	Active
CDC	2399892	03/24/14 0:00	8/13/15 23:59	21.13	20,916.19	1,168.33	PAUL BOYD 6%, WENDY CURRIE MILLS 1,5% RUTH WATSON 1,5% LOUISE VICKY CURRIE MILLS 1,5% CATHERINE CURRIE MILLS 1,5% PATSY CURRIE MILLS 1,5% Paul Currie Mills 1,5% Osisko Mining Corporation 85%	Active
CDC	2399893	03/24/14 0:00	8/13/15 23:59	43.27	42,832.16	2,392.50	PAUL BOYD 6%, WENDY CURRIE MILLS 1,5% RUTH WATSON 1,5% LOUISE VICKY CURRIE MILLS 1,5% CATHERINE CURRIE MILLS 1,5% PATSY CURRIE MILLS 1,5% Paul Currie Mills 1,5% Osisko Mining Corporation 85%	Active

Type	No.	Renewal	Expiration	Area (Ha)	Excess Work Credits	Work required	Title Owner	Status
CDC	2399894	3/24/14 0:00	8/13/15 23:59	21.83	21,609.11	1,207.04	PAUL BOYD 6%, WENDY CURRIE MILLS 1,5% RUTH WATSON 1,5% LOUISE VICKY CURRIE MILLS 1,5% CATHERINE CURRIE MILLS 1,5% PATSY CURRIE MILLS 1,5% Paul Currie Mills 1,5% Osisko Mining Corporation 85%	Active
CDC	2399895	3/24/14 0:00	8/13/15 23:59	28.10	27,815.67	1,553.72	PAUL BOYD 6%, WENDY CURRIE MILLS 1,5% RUTH WATSON 1,5% LOUISE VICKY CURRIE MILLS 1,5% CATHERINE CURRIE MILLS 1,5% PATSY CURRIE MILLS 1,5% Paul Currie Mills 1,5% Osisko Mining Corporation 85%	Active
CDC	2399896	3/24/14 0:00	8/13/15 23:59	57,49	56,908.28	3,178.75	PAUL BOYD 6%, WENDY CURRIE MILLS 1,5% RUTH WATSON 1,5% LOUISE VICKY CURRIE MILLS 1,5% CATHERINE CURRIE MILLS 1,5% PATSY CURRIE MILLS 1,5% Paul Currie Mills 1,5% Osisko Mining Corporation 85%	Active
CDC	2399897	3/24/14 0:00	8/13/15 23:59	50.30	49,791.02	2,781.20	PAUL BOYD 6%, WENDY CURRIE MILLS 1,5% RUTH WATSON 1,5% LOUISE VICKY CURRIE MILLS 1,5% CATHERINE CURRIE MILLS 1,5% PATSY CURRIE MILLS 1,5% Paul Currie Mills 1,5% Osisko Mining Corporation 85%	Active

Type	No.	Renewal	Expiration	Area (Ha)	Excess Work Credits	Work required	Title Owner	Status
CDC	2399898	3/24/14 0:00	8/13/15 23:59	15.90	15,739.11	879.14	PAUL BOYD 6%, WENDY CURRIE MILLS 1,5% RUTH WATSON 1,5% LOUISE VICKY CURRIE MILLS 1,5% CATHERINE CURRIE MILLS 1,5% PATSY CURRIE MILLS 1,5% Paul Currie Mills 1,5% Osisko Mining Corporation 85%	Active
CDC	2399899	3/24/14 0:00	8/13/15 23:59	10.50	10,393.75	580.56	PAUL BOYD 6%, WENDY CURRIE MILLS 1,5% RUTH WATSON 1,5% LOUISE VICKY CURRIE MILLS 1,5% CATHERINE CURRIE MILLS 1,5% PATSY CURRIE MILLS 1,5% Paul Currie Mills 1,5% Osisko Mining Corporation 85%	Active
CDC	2399900	3/24/14 0:00	8/13/15 23:59	21.55	21,331.93	1,191.54	PAUL BOYD 6%, WENDY CURRIE MILLS 1,5% RUTH WATSON 1,5% LOUISE VICKY CURRIE MILLS 1,5% CATHERINE CURRIE MILLS 1,5% PATSY CURRIE MILLS 1,5% Paul Currie Mills 1,5% Osisko Mining Corporation 85%	Active
CDC	2399901	3/24/14 0:00	8/13/15 23:59	3.13	3,098.32	173.06	PAUL BOYD 6%, WENDY CURRIE MILLS 1,5% RUTH WATSON 1,5% LOUISE VICKY CURRIE MILLS 1,5% CATHERINE CURRIE MILLS 1,5% PATSY CURRIE MILLS 1,5% Paul Currie Mills 1,5% Osisko Mining Corporation 85%	Active

Type	No.	Renewal	Expiration	Area (Ha)	Excess Work Credits	Work required	Title Owner	Status
CL	3351761	8/03/73 0:00	7/17/15 23:59	24,8	—	1,000.00	Osisko Mining Corporation	Active
CL	3351762	8/03/73 0:00	7/17/15 23:59	21,6	46,796.66	1,000.00	Osisko Mining Corporation	Active
CL	3351763	8/03/73 0:00	7/17/15 23:59	20,4	—	1,000.00	Osisko Mining Corporation	Active
CL	3351764	8/03/73 0:00	7/17/15 23:59	22	—	1,000.00	Osisko Mining Corporation	Active
CL	3351771	8/03/73 0:00	7/17/15 23:59	12,9	—	1,000.00	Osisko Mining Corporation	Active
CL	3351772	8/03/73 0:00	7/17/15 23:59	20,8	—	1,000.00	Osisko Mining Corporation	Active
CL	3351773	8/03/73 0:00	7/17/15 23:59	20,9	—	1,000.00	Osisko Mining Corporation	Active
CL	3351774	8/03/73 0:00	7/17/15 23:59	33,3	194,204.30	2,500.00	Osisko Mining Corporation	Active
CL	3351781	8/03/73 0:00	7/17/15 23:59	20	117,346.10	1,000.00	Osisko Mining Corporation	Active
CL	3351782	8/03/73 0:00	7/17/15 23:59	12,5	—	1,000.00	Osisko Mining Corporation	Active
CL	3351783	8/03/73 0:00	7/17/15 23:59	4,3	25,372.96	1,000.00	Osisko Mining Corporation	Active
CL	3351784	8/03/73 0:00	7/17/15 23:59	56,8	4,976,777.58	2,500.00	Osisko Mining Corporation	Active
CL	3665043	1/13/77 0:00	12/21/16 23:59	30,2	—	2,500.00	Osisko Mining Corporation	Active
CL	3665044	1/13/77 0:00	12/21/16 23:59	30,2	—	2,500.00	Osisko Mining Corporation	Active
CL	3665053	1/13/77 0:00	12/21/16 23:59	30,2	—	2,500.00	Osisko Mining Corporation	Active
CL	3665201	1/13/77 0:00	12/20/16 23:59	40	—	2,500.00	Osisko Mining Corporation	Active
CL	3665202	1/13/77 0:00	12/20/16 23:59	40	—	2,500.00	Osisko Mining Corporation	Active
CL	3665211	1/13/77 0:00	12/20/16 23:59	40	—	2,500.00	Osisko Mining Corporation	Active
CL	3718281	5/25/78 0:00	5/04/17 23:59	31,2	176,912.39	2,500.00	Osisko Mining Corporation	Active
CL	3718282	5/25/78 0:00	5/04/17 23:59	31,2	78,127.02	2,500.00	Osisko Mining Corporation	Active
CL	3718293	5/25/78 0:00	5/04/17 23:59	30,8	140,194.23	2,500.00	Osisko Mining Corporation	Active
CL	3887321	7/22/80 0:00	6/19/17 23:59	48	—	2,500.00	Osisko Mining Corporation	Active
CL	3887331	7/22/80 0:00	6/19/17 23:59	48	—	2,500.00	Osisko Mining Corporation	Active
CL	3924261	7/22/80 0:00	7/04/17 23:59	48	—	2,500.00	Osisko Mining Corporation	Active
CL	3924271	7/22/80 0:00	7/04/17 23:59	48	—	2,500.00	Osisko Mining Corporation	Active

CL	3924281	7/22/80 0:00	7/04/17 23:59	48	—	2,500.00	Osisko Mining Corporation	Active
CL	5086943	7/29/93 0:00	7/28/15 23:59	32	—	2,500.00	Osisko Mining Corporation	Active
CL	5086944	7/29/93 0:00	7/28/15 23:59	32	—	2,500.00	Osisko Mining Corporation	Active
CL	5086945	7/29/93 0:00	7/28/15 23:59	32	—	2,500.00	Osisko Mining Corporation	Active
CL	5098746	7/29/93 0:00	7/28/15 23:59	32	—	2,500.00	Osisko Mining Corporation	Active
CL	5098747	7/29/93 0:00	7/28/15 23:59	32	—	2,500.00	Osisko Mining Corporation	Active

Type	No.	Renewal	Expiration	Area (Ha)	Excess Work Credits	Work required	Title Owner	Status
CL	5114367	9/11/93 0:00	9/10/15 23:59	40	—	2,500.00	Osisko Mining Corporation	Active
CL	5114368	9/11/93 0:00	9/10/15 23:59	40	—	2,500.00	Osisko Mining Corporation	Active
CL	5114369	9/11/93 0:00	9/10/15 23:59	40	—	2,500.00	Osisko Mining Corporation	Active
CL	5114373	9/11/93 0:00	9/10/15 23:59	40,5	—	2,500.00	Osisko Mining Corporation	Active
CL	5114374	9/11/93 0:00	9/10/15 23:59	40,5	—	2,500.00	Osisko Mining Corporation	Active
CL	5114375	9/11/93 0:00	9/10/15 23:59	40,5	—	2,500.00	Osisko Mining Corporation	Active
CL	5114376	9/11/93 0:00	9/10/15 23:59	40	—	2,500.00	Osisko Mining Corporation	Active
CL	5162706	9/14/96 0:00	9/13/14 23:59	33	—	2,500.00	Osisko Mining Corporation	Active
CL	5162707	9/14/96 0:00	9/13/14 23:59	33	—	2,500.00	Osisko Mining Corporation	Active
CL	5162708	9/14/96 0:00	9/13/14 23:59	33	—	2,500.00	Osisko Mining Corporation	Active
CL	5162709	9/14/96 0:00	9/13/14 23:59	33	—	2,500.00	Osisko Mining Corporation	Active
CL	5182646	11/02/96 0:00	11/01/14 23:59	54	—	2,500.00	Osisko Mining Corporation	Active
CL	5182647	11/02/96 0:00	11/01/14 23:59	54	—	2,500.00	Osisko Mining Corporation	Active
CL	5182648	11/02/96 0:00	11/01/14 23:59	54	—	2,500.00	Osisko Mining Corporation	Active
CLD	P139010	6/07/78 0:00	6/06/17 23:59	30,8	72,791.03	2,500.00	Osisko Mining Corporation	Active
CLD	P139020	6/07/78 0:00	12/03/15 23:59	18,93	156,808.24	1,000.00	Osisko Mining Corporation	Active
CLD	P139030	6/07/78 0:00	12/03/15 23:59	13,78	268,914.64	1,000.00	Osisko Mining Corporation	Active
CLD	P139040	6/07/78 0:00	12/03/15 23:59	8,61	1,200,707.06	1,000.00	Osisko Mining Corporation	Active
CLD	P139050	6/07/78 0:00	12/03/15 23:59	6,6	1,096,758.56	1,000.00	Osisko Mining Corporation	Active
CLD	P139060	6/07/78 0:00	12/03/15 23:59	9,37	923,288.13	1,000.00	Osisko Mining Corporation	Active
CLD	P139070	6/07/78 0:00	12/03/15 23:59	12,42	—	1,000.00	Osisko Mining Corporation	Active
CLD	P139080	6/07/78 0:00	6/06/17 23:59	30,8	—	2,500.00	Osisko Mining Corporation	Active
CLD	P139090	6/07/78 0:00	6/06/17 23:59	30,8	—	2,500.00	Osisko Mining Corporation	Active
CLD	P139100	6/07/78 0:00	6/06/17 23:59	30,8	—	2,500.00	Osisko Mining Corporation	Active
CLD	P139110	6/07/78 0:00	6/06/17 23:59	30.8	68,279.67	2,500.00	Osisko Mining Corporation	Active
CLD	P139120	6/07/78 0:00	6/06/17 23:59	30.4	—	2,500.00	Osisko Mining Corporation	Active
CLD	P139130	6/07/78 0:00	6/06/17 23:59	30.4	—	2,500.00	Osisko Mining Corporation	Active

Surface Lease

Type	Lot Description	File No.	Description	Modifications	Surface (Ha)	Term	Registration	Lease Renewal
Surface Lease	Fournière Township, Bloc 26, Lot 6; Fournière Township, Rang X, Lot 21, Parcel 1	820083 00 000	Surface used for industrial purposes (re: tailings)	Nil	3	One (1) year	12/03/2008	Annually

Surface Lease	Malartic Township, Rang I, Lot 23, Parcel 1	819694 00 000	Surface used for industrial purposes	Modification of the lease term to 5 years on October 12, 2011	0.3361	Five (5) years	10/12/2011	Renewable at the term of lease

Royalties (East Amphi)

Mining Titles	Encumbrances

West Amphi block	The claims are subject to a 2% NSR payable to Richmont Mines Inc.
CDC 1106031, CDC 1106032, CDC 1106033, CDC 1106034, CDC 1106035, CDC1106036,	On East Amphi et Fourax blocks, this NSR only applies on a gold production less or equal to 300,000 ounces.
CDC 1106037, CDC 1106038, CDC1106039 CL 5182646, CL 5182647, CL 5182648	On Fourax block, this NSR may be reduced if NSR payments are due to Royal Oak Mines or its successor, as per certain underlying agreements.

Malartic Extension block
CL 5114367, CL 5114368, CL 5114369,
CL 5114373, CL 5114374, CL 5114375,
CL 5114376, CL 1106043

East Amphi block
BM 848
CDC 48540, CDC 48541, CDC 48542, CDC 48543
CL 3665043, CL 3665044, CL 3665053,
CL 3665201, CL 3665202, CL 3665211,
CL 3718281, CL 3718282, CL 3718293,
CL 5086943, CL 5086944, CL 5086945,
CL 5098746, CL 5098747
CLD P139010, CLD P139020, CLD P139030
CLD P139040, CLD P139050, CLD P139060
CLD P139070, CLD P139080, CLD P139090
CLD P139100, CLD P139110, CLD P139120
CLD P139130

Fourax block
CL 3351761, CL 3351762, CL 3351763,
CL 3351764, CL 3351771, CL 3351772
CL 3351773, CL 3351774, CL 3351781
CL 3351782, CL 3351783, CL 3351784

East Amphi block	A 2% NSR is payable to Globex Mining on a gold production exceeding 300,000 ounces.
BM 848

Mining Titles	Encumbrances
CDC 48540, CDC 48541, CDC 48542, CDC 48543
CL 3665043, CL 3665044, CL 3665053,
CL 3665201, CL 3665202, CL 3665211,
CL 3718281, CL 3718282, CL 3718293,
CL 5086943, CL 5086944, CL 5086945,
CL 5098746, CL 5098747
CLD P139010, CLD P139020, CLD P139030
CLD P139040, CLD P139050, CLD P139060
CLD P139070, CLD P139080, CLD P139090
CLD P139100, CLD P139110, CLD P139120
CLD P139130

Fourax block
CL 3351761, CL 3351762, CL 3351763,
CL 3351764, CL 3351771, CL 3351772
CL 3351773, CL 3351774, CL 3351781
CL 3351782, CL 3351783, CL 3351784

Reservoir block	A sliding 2% - 3% NSR is payable to Barrick.
CL 3887321, CL 3887331, CL 3924261
CL 3924271, CL 3924281

Radium-Nord Block*
CL 3263002, CL 3263011, CL 3263012,
CL 3263051, CL 3263351, CL 3490151
CL 3490181

Radium-Nord Block*	A 15% NPI amount is payable to the Currie-Mills estate
CL 3263002, CL 3263011, CL 3263012,
CL 3263051, CL 3263351, CL 3490151
CL 3490181

* The seven CL have been converted in CDC by the MRN. However, the 15% NPI continues to apply to the mining titles as identified and defined at the time of the royalty agreement.

iii. CHL Property

This property is subject to a Joint Venture with Abitibi Royalties Inc. (see Malartic CHL Prospect Mining Option Agreement between Golden Valley Mines Ltd. and the Corporation, dated as of February 10, 2006 and amended as of February 19, 2007, and the Transfer, Assignment and Assumption Agreement between Golden Valley Mines Ltd., Abitibi Royalties Inc. and the Corporation, dated as of March 31, 2011).

Mining Titles

Type	No.	Renewal	Expiration	Area (Ha)	Excess Work Credits	Work Required	Title Owner	Status

CDC	72283	6/07/05 0:00	6/06/17 23:59	57,5	2,400,204.10	1,800.00	Osisko Mining Corporation 70 % Abitibi Royalties inc. 30%	Active
CDC	72284	6/07/05 0:00	6/06/17 23:59	27,32	—	1,800.00	Osisko Mining Corporation 70 % Abitibi Royalties inc. 30%	Active
CDC	72285	6/07/05 0:00	6/06/17 23:59	57,5	4,867,625.95	1,800.00	Osisko Mining Corporation 70 % Abitibi Royalties inc. 30%	Active
CDC	72286	6/07/05 0:00	6/06/17 23:59	29,5	—	1,800.00	Osisko Mining Corporation 70 % Abitibi Royalties inc. 30%	Active

CDC	72287	6/07/05 0:00	6/06/17 23:59	57,5	272,777.80	1,800.00	Osisko Mining Corporation 70 % Abitibi Royalties inc. 30%	Active
CDC	72288	6/07/05 0:00	6/06/17 23:59	29,27	—	1,800.00	Osisko Mining Corporation 70 % Abitibi Royalties inc. 30%	Active
CDC	72289	6/07/05 0:00	6/06/17 23:59	57,5	26,612.46	1,800.00	Osisko Mining Corporation 70 % Abitibi Royalties inc. 30%	Active
CDC	72290	6/07/05 0:00	6/06/17 23:59	28,89	—	1,800.00	Osisko Mining Corporation 70 % Abitibi Royalties inc. 30%	Active
CDC	72291	6/07/05 0:00	6/06/17 23:59	35,21	32,412.35	1,800.00	Osisko Mining Corporation 70 % Abitibi Royalties inc. 30%	Active
CDC	72292	6/07/05 0:00	6/06/17 23:59	8,45	—	750.00	Osisko Mining Corporation 70 % Abitibi Royalties inc. 30%	Active

The Malartic Property, as described in this Schedule “A”, is part of the Partnership Assets forming part of the Partnership.

The property lies within Fournière, Malartic and Surimau Townships, immediately south of the town of Malartic, about 25 km west of Val d’Or, Québec and around 550 km northwest of Montreal, Québec. The property is of roughly rectangular shape, extending about 13 km east-west and around 8 km north-south, approximately centered at UTM grid coordinates 713000 E and 5333000 N (Latitude 48º 7’ 45” N and Longitude 78º 7’ W).

The property includes the Canadian Malartic mining titles, the CHL joint venture property, and the East Amphi property. It is comprised of 214 contiguous mining titles, including 149 Map Designated Units (CDC), 13 CLD, 46 claims (CL), one (1) Mining Concession (CM), and five (5) Mining Leases (BM), covering a total of 8,806.32 ha. Application for another BM related to the South Barnat deposit is currently under review by the Ministère des Ressources Naturelles (accordingly, six (6) CDC’s have been suspended).

706 000
708 000
710 000
712 000
714 000
716 000
718 000
720 000
5 338 000
5 336 000
5 334 000
5 332 000
CADILLAC
MALARTIC
FOURNIERE
SURIMAU
117
1:2 000 000
Val-d'Or
Legend
CHL Property
East Amphi Property
Mining Titles Canadian Malartic Property 2014-03-29
TOWNSHIP
1:60 000
Kilomètres
Localisation
Canadian Malartic Property
NTS 32D01
Date: 2014-03-31
Prepared by: Lavinie Cloutier
Asked by: Eric Labbé

The Corporation is also the lessee of four (4) surface leases granted by the Ministère des Ressources Naturelles for industrial purpose (mill and tailings), related to the Canadian Malartic Mine and the East Amphi property, and holds other surfaces rights in the Town of Malartic for the purpose of environmental measuring stations (weather, noise and air quality).

SCHEDULE “B”
SPECIAL RESOLUTION OF THE PARTNERS

The following matters require approval by a Special Resolution of the Partners:

(a)                                 a merger, arrangement, or other similar transaction involving substantially all of the Partnership Assets or Partnership Business;

(b)                                 a reorganization of the structure of the Partnership in a manner that would materially adversely affect the tax or financial consequences to a Partner;

(c)                                  a voluntary bankruptcy/insolvency proceeding or steps for the appointment of a receiver in respect of any material part of the Partnership Assets or Partnership Business;

(d)                                 the liquidation of the Partnership’s assets or dissolution of the Partnership;

(e)                                  a decision to continue the Partnership if the Partnership is terminated by operation of law;

(f)                                   any change in the Auditor;

(g)                                  any change to the Fiscal Year of the Partnership;

(h)                                 a decision to amend, modify, alter or repeal any Special Resolution of the Partners; and

(i)                                     all other matters expressly noted in the Agreement as requiring approval by a Special Resolution of the Partners.

SCHEDULE “C”
SPECIAL RESOLUTION OF THE MANAGEMENT COMMITTEE

The following matters require approval by Special Resolution of the Management Committee:

(a)                                 the suspension of any of the operations of the Partnership Business for a term in excess of one year, other than as a result of an event of force majeure;

(b)                                 Expenditures for annual capital requirements not included in an Approved Annual Program and Budget then in effect in excess of $5 million;

(c)                                  the approval of programs and budgets presented to the Management Committee pursuant to Article 8 and any material amendment, supplement or revision to the Approved Programs and Budgets prior to their expiry;

(d)                                 any sale, lease, exchange, transfer, disposition or assignment of Partnership Assets other than as contemplated by an Approved Annul Plan and Budget then in effect and having a value in excess of $5 million;

(e)                                  any sale, lease, exchange, transfer, disposition or assignment of material assets of the Partnership other than as contemplated by the Plan and Budget and having a value in excess of $5 million;

(f)                                   the undertaking of hedging transactions for precious metals, if any;

(g)                                  any delegation or assignment by the Operator of its duties or powers to manage the Partnership other than as contemplated in Section 7.4;

(h)                                 the entering into of any non-arm’s length transactions (and for this purpose “arm’s length” has the meaning given to it in the Tax Act);

(i)                                     the approval of any Material Project;

(j)                                    the approval of occupational health and workplace safety and environmental protection and compliance policies and plans;

(k)                                 issuances of Units for investment in the capital of the Partnership subsequent to the formation of the Partnership (other than as contemplated in the Agreement);

(l)                                     allocations to reserves for reasonably anticipated working capital, budget and capital expenditure requirements not contemplated by an Approved Annual Program and Budget then in effect;

(m)                             any borrowings by the Operator or any Partner on behalf of the Partnership in excess of $5 million for working capital purposes;

(n)                                 any new agreement or instrument encumbering any Mineral Rights ore real property forming part of the Partnership Assets, or amendment or modification to any Encumbrance existing as at the date hereof subsequently approved by Special Resolution;

(o)                                 amendment to or termination of the ongoing Barnat Zone Expansion Project;

(p)                                 the Transfer any Mineral Rights;

(q)                                 directing any nominee holding Partnership Assets to take any actions;

(r)                                    a decision to amend, modify, alter or repeal any Special Resolution of the Management Committee; and

(s)                                   all other matters expressly noted in the Agreement as requiring approval by a Special Resolution of the Management Committee.

SCHEDULE “D”
UNANIMOUS RESOLUTION OF THE PARTNERS

The following matters require unanimous approval by the Partners:

(a)                                 the determination to carry on the Partnership Business other than that described in Section 3.1 of the Agreement;

(b)                                 any change in Partnership Interests, except as expressly contemplated by the Agreement;

(c)                                  the method of fairly allocating costs if the Partnership Interests change as described in Section 16.2;

(d)                                 a contribution by a Partner of property to the capital of the Partnership that is not otherwise required to be contributed pursuant to the Agreement as described in Section 5.3(b);

(e)                                  where a Person who is not a Partner contributes property (including, for the avoidance of doubt, cash) to the capital of the Partnership in contemplation of becoming a partner as described in Section 5.3(d); and

(f)                                   all other matters expressly noted in the Agreement as requiring approval by a Unanimous Resolution.

SCHEDULE “E”
COST RECOVERY PROCEDURES

ARTICLE 1
GENERAL PROVISIONS

1.1                               Definitions

(a)                                 “Agreement” means the Agreement to which this Accounting Procedure is attached as Schedule “E”.

(b)                                 “Expenditures” for all purposes of this Agreement means all moneys expended by the Operator in accordance with this Agreement in prospecting, exploration, development, preproduction, mining, processing, closing, reclamation and rehabilitation work on or in connection with the Partnership Property. Without limiting the generality of the foregoing, Expenditures shall include moneys spent by the Operator in acquiring and maintaining Surface Rights and acquiring Additional Rights, as necessary, in constructing, maintaining and operating roads, trails and bridges upon or across the Partnership Property or other lands for the purpose of having convenient access to the Partnership Property; and in mining, prospecting, exploring, developing, de-watering, sampling, examining, diamond drilling, testing and metallurgical work of all types; for geophysical, geological and other surveys; reasonable costs and expenses connected with a study (whether prepared by persons who are associated with a Partner or on an arms’ length basis) and for buildings, equipment, plant and supplies for the Partnership Property including reasonable supervision, office and travelling expenses, workers’ compensation assessments, unemployment insurance premiums, fire and other insurance premiums, taxes, goods and services taxes, rents, license fees and all other payments necessary to keep the Partnership Assets in good standing; and all other expenses ordinarily expended in exploring, developing, operating, closing and reclaiming or rehabilitating a mining and/or exploration property, including an indirect charge for administration and overhead in accordance with these Cost Recovery Procedure. The certificate of an officer of the Operator which has expended Expenditures in connection with the Partnership Property shall be accepted as prima fade evidence of the making of Expenditures;

(c)                                  “Partnership Account” means the bank accounts and accounting records to be maintained by the Operator showing the charges paid and credits received as a result of the Operations and which are to be shared by the Partners in accordance with the terms of the Agreement.

Any capitalized terms used herein but not otherwise defined shall have the meaning given to it in the Agreement.

1.2                               Auditor

Unless changed by a Special Resolution of the Partners, the auditors of the Partnership shall be PricewaterhouseCoopers LLP.

1.3                               Statement and Billings

With respect to Approved Programs and Budgets, the Operator may bill the Partnership on account of the charges as set out herein. Such bills shall be submitted which identify all estimated charges and credits, summarized by appropriate classifications. Each bill shall show adjustments to reconcile amounts billed for the previous period and the actual utilization of such amounts.

1.4                               Payments by the Partnership

The Partnership shall pay all bills prepared under Section 1.3 within 20 days after receipt thereof.

1.5                               Unpaid Accounts

If payment of any bill or request for advances is not made within the time stipulated in Section 1.3, the unpaid amount, may, at Operator’s election, bear interest for the account of the Operator at the lesser of,

(a)                                 the rate of 6% per annum higher than the Prime Rate; and

(b)                                 the maximum rate allowed by law.

1.6                               Right to Protest or Question Bills

Payment of such bills shall not prejudice the right of the Partnership or any Partner to protest or question the correctness thereof. Subject to the exception noted in Section 1.7 of this Schedule “E”, all statements rendered to the Partnership by the Operator during any Fiscal Year shall conclusively be presumed to be true and correct after 26 months following the end of any such Fiscal Year, unless within the said 26 month period, the Partnership or any Partner takes written exception thereto and makes claim on Operator for adjustment.

1.7                               Audit of Operator Accounts

Any Partner, upon notice in writing to the Operator and all other Partners, shall have the right to audit Operator’s accounts and records maintained for the Partnership for any Fiscal Year within the 24 month period next following the end of such Fiscal Year using outside independent accountants or its own staff. Any claims of discrepancies disclosed by such audit shall be made in writing to Operator within 3 months of said audit, the 24 month period next following the end of such Fiscal Year. Where two or more Partners desire to conduct audits, they shall make every reasonable effort to conduct joint or simultaneous audits in a manner which will result in a minimum of inconvenience to Operator. The cost of audits shall be borne by all Partners requesting such audit unless it is determined that the Operator has materially misstated the Operator’s accounts and records, in which case the costs of such audit shall be for the account of the Operator.

1.8                               Currency of Financial Statements and other Financial Reports

The Partnership’s presentation currency in its financial statements and other financial reports shall be Canadian dollars.

ARTICLE 2
CHARGES

Operator shall charge the Partnership with the cost of the following items:

2.1                               Rentals and Other Payments

Actual acquisition and bonus costs, lease, licence or permit deposits, rentals, renewal or extension fees, royalties, and other similar payments required to maintain the interest of the Partners in the Mineral Rights and other Partnership Assets.

2.2                               Labour

(a)                                 Salaries and wages, employee benefits of Operator’s employees directly engaged in the conduct of the Operations, and salaries and wages of technical employees who are temporarily assigned to an directly employed in the Operations reimbursement for which benefits and salaries is compatible with the Operator’s usual practice. Such technical employees shall include engineering technologists, geologists, geophysicists, engineers, engineering clerks and other personnel performing technical services with the technical organizations.

(b)                                 Expenditure or contributions made pursuant to assessments imposed by Governmental Authority which are applicable to Operator’s labour cost of salaries and wages chargeable to the Partnership Account under Section 2.2(a) of this Article 2.

(c)                                  Actual expenses of those employees whose salaries and wages are chargeable to the Partnership Account under Section 2.2(a) of this Article 2 and for which expenses the employees are reimbursed under the Operator’s usual practice (including, without restriction, relocation expenses necessarily incurred in order to staff properly any approved Program provided such expense is approved in advance by the Management Committee).

Operator shall deliver to the Partners a list of the nature and extent of “employee benefits” to be charged hereunder.

2.3                               Travel

Travelling expenses to and from and within the Canadian Malartic Property of those employees described in Section 2.2.

2.4                               Material

Appropriate material purchased or furnished by Operator for use in the Operations including, buildings, equipment, plant and supplies. So far as it is practicable and consistent with efficient and economical operation only such material shall be purchased for or transferred to the Canadian Malartic Property as may be required for the conduct of the Operations.

2.5                              Services

The cost of services procured from outside sources.

2.6                               Damages and Losses to Partnership Assets

Repair or replacement of Partnership Assets made necessary because of damages or losses incurred by fire, flood, storm, theft, accident or other causes, net of all insurance recoveries, salvage recoveries and other moneys received in respect of such damages or losses. The Operator shall furnish the Partners with written notice of damages or losses incurred as soon as practicable after the damage or loss has been discovered.

2.7                               Legal and Related Services

Fees and related expenses associated with legal services including, but not limited to, preservation acquisition or renewal of surface rights and periodic rentals and related legal services for title work and operating matters including, but not limited to, disputes, claims of controversies.

2.8                               Taxes

Taxes paid on behalf of the Partnership.

2.9                               Insurance

Insurance premiums paid for the Partnership Account.

2.10                        Communications

Communications incurred by Operator directly to and from the Partnership Property.

2.11                        Ecological and Environmental

Requirements, whether statutory or otherwise, relating to the ecology or environment on the Partnership Property. Costs of related studies shall be subject to the approval of the Management Committee.

2.12                        Audit

The cost of audits conducted pursuant to Section 1.7 of this Schedule “E” or Section 14.3 shall be for the Partnership Account.

2.13                       Contractor’s Charges

Costs and expenditures relative to the Operations incurred under contracts entered into by the Operator with contractors.

2.14                        Camp and Housing

Operation and maintenance of all necessary camp and housing facilities for, and boarding of, employees used on the Malartic Property; provided that the charges for manager’s own facilities, if any, shall be commensurate with the costs of ownership and operation thereof, including depreciation and interest on depreciated investment, less any revenue therefrom. The annual interest rate on investment shall not exceed the rate of 1% higher than the Prime Rate. When operations in addition to Operations are served by these facilities, the charge for such facilities shall be apportioned among all such operations on an equitable basis.

ARTICLE 3
GENERAL

3.1                               Withholding Tax

It is understood and agreed that, where required by Law, the Operator will withhold from any payments to be made under this agreement all applicable taxes, will remit such amounts to the appropriate taxation authorities and will pay the net amount only, after the deduction of all applicable taxes, to the Person otherwise entitled to such payment. Payment of such net amount will be in full satisfaction of the Operator’s obligations to make such payments hereunder.

SCHEDULE “F”
FORM OF NOMINEE AGREEMENT

NOMINEE AGREEMENT

THIS AGREEMENT is made as of •

BETWEEN:

•

(the “Nominee”)

and -

CANADIAN MALARTIC PARTNERSHIP, a general partnership existing under the laws of Québec.

RECITALS:

i)                                         The Beneficiary is a general partnership formed pursuant to a partnership agreement dated as of • (the “Agreement”).

ii)                                      The partners of the Canadian Malartic Partnership are Osisko Mining Corporation and • (collectively, the “Partners” and each of them a “Partner”).

iii)                                   Pursuant to the Agreement, and certain related agreements and instruments (collectively, the “Contribution Arrangements”), the Partners are required to contribute certain assets to the Partnership. The Agreement further provides that assets contributed to the Partnership may be held by a nominee.

iv)                                  By conveyance dated, • (the “Contributing Partner”) pursuant to its obligations under the Contribution Arrangements, has contributed the assets described in Appendix “A” (the “Assets”) to the Partnership by conveying beneficial ownership of the assets of the Partnership and the registered legal title thereof to the Nominee.

v)                                     The Nominee has acknowledged receipt of the instructions and direction of the Beneficiary to hold the Assets for and on behalf of the Beneficiary as the nominee of the Beneficiary.

NOW THEREFORE the parties agree as follows:

(a)                                 Declaration of Nominee

The Nominee acknowledges that it holds registered legal title to the Assets as nominee and agent for and on behalf of the Beneficiary and that it otherwise has no beneficial interest in the Assets.

(b)                                 Legal Title

The Nominee agrees to hold the Assets for and on behalf of the Beneficiary but shall have no duties whatsoever in relation to the Assets or any of them, other than upon the written direction of the Beneficiary to execute such conveyances, transfers, agreements, leases, mortgages, or other instruments affecting the Assets, or to perform such other acts in relation thereto as such written direction shall reasonably require.

(c)                                  Directions

Each direction referred to in Paragraph (b) shall be approved by Special Resolution of the Management Committee. It shall not be necessary for any direction referred to in Paragraph (b) to be under seal, but each direction shall be signed by an authorized signatory of the Beneficiary.

(d)                                 Notices

Any demand, notice or any other communication to be given in connection with this Agreement will be given in writing and will be deemed to have been if given by personal delivery or by telecopier addressed to the recipient as follows:

(i)	To the Nominee.

•

Facsimile No.: •
Attention: •

(ii)	To the Beneficiary:

•
Facsimile No.: •
Attention: •

With a copy to • at:

•

Facsimile No.: •
Attention: •

or to such other address, individual or telecopy number as may be designated by notice given by either party to the other. Any demand, notice or other communication given by personal delivery will be conclusively deemed to have been given and received on the day of actual delivery thereof and if given by telecopy shall be deemed to have been given and received on the date of confirmed transmission thereof, unless such day is not a Business Day (as such term is defined in the Agreement), in which case it shall be deemed to have been given and received upon the immediately following Business Day.

(e)                                  Indemnity

For so long as the Assets are held by the Nominee for and on behalf of the Beneficiary, the Beneficiary agrees to indemnify and save harmless the Nominee from all claims, demands, losses, costs, charges and expenses whatsoever which the Nominee may incur, suffer or be put to by reason of the Assets being registered or held in its name.

(f)                                   Income From Assets

The Nominee agrees that all rents, profits and emoluments of any nature or kind arising from the Assets or the use thereof belong legally and beneficially to the Beneficiary so long as the Beneficiary retains its interest in the Assets and that the Nominee has no legal or beneficial interest in such rents, profits, emoluments and use.

(g)                                  No Amendments

This Agreement may not be amended, qualified or modified in any respect, except by an agreement in writing signed by all of the parties hereto, and any purported amendment, alteration or qualification of this Agreement other than as herein provided shall be null and void.

(h)                                 Non-Disclosure

The Nominee hereby covenants and agrees that it shall not disclose the existence of this Agreement nor any of the terms hereof, to any other party without the prior written consent of the Beneficiary other than for the purposes of the business of the Beneficiary.

(i)                                     Successors and Assigns

This Agreement and all rights, entitlements, duties and obligations arising from it shall enure to the benefit of and be binding upon the parties and their respective heirs, executors, representatives, successors and assigns.

(j)                                    Governing Law

This Agreement is a contract made under and shall be governed by and construed in accordance with the law of the Province of Québec and the federal laws of Canada applicable in the Province of Québec.

(k)                                Counterparts

The Agreement may be executed by the Parties in counterparts and may be executed and delivered by facsimile and all such counterparts and facsimiles shall together constitute one and the same agreement.

(l)                                     Further Assurances

The parties each agree to execute such further assurances in respect of the interest transferred, assigned and assumed or intended to be transferred, assigned or assumed by this transfer as may be reasonably required to effect the transactions herein contemplated.

(m)                             Effective Date

This Agreement shall be effective as of the date first written above and shall have and take effect between the parties as of that date, notwithstanding its actual date of execution.

[Remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF the parties have executed this Nominee Agreement.

NOMINEE:

By:
	Name:	•
	Title:	•

CANADIAN MALARTIC PARTNERSHIP

By:
	Name:	•
	Title:	•

SCHEDULE “G”
POWERS AND DUTIES OF THE OPERATOR

References to Sections, Articles and Schedules in this Schedule “G” are to Sections and Articles of the Agreement and Schedules to the Agreement.

(a)                                 The Operator shall keep the Register of Partnership Interests.

(b)                                 The Operator shall conduct, manage, direct and control Operations, including Exploration, Development and Mining and Continuing Obligations, and shall prepare and present to the Management Committee proposed Programs and Budgets as provided in Article 8.

(c)                                  The Operator shall use reasonable efforts to keep all Partners updated on information related to the Operations, including (i) information required by the Partners to comply with continuous disclosure and filing requirements under applicable securities legislation and similar regulatory obligations, (ii) the operations of the Partnership Business, including timely updates regarding developments out of the ordinary course of business, and (iii) daily reports at the request of the Partners.

(d)                                 If a Partner so requests, the Operator will use reasonable efforts to (i) implement and maintain internal control over financial reporting and disclosure controls and procedures consistent with the provisions of the Sarbanes-Oxley Act of 2002, (ii) prepare and provide financial information sufficient to enable the Partners to meet its continuous disclosure obligations in Canada and the United States, and (iii) comply with the United States Foreign Corrupt Practices Act, policies and guidelines of the World Gold Council and the Dodd-Frank Act.

(e)                                  The Operator shall prepare, update or revise the life of mine plan for the Canadian Malartic mine in accordance with past practices and industry standards, once per calendar year at a convenient time determined by the Operator.

(f)                                   The Operator shall implement the decisions, policies and plans of the Management Committee, shall make all Expenditures necessary to carry out adopted Programs and shall promptly advise the Management Committee if it has not received sufficient funds to carry out its responsibilities under this Agreement.

(g)                                  The Operator shall use reasonable efforts to: (i) purchase or otherwise acquire all materials, supplies, equipment, water, utility and transportation services required for Operations, such purchases and acquisitions to be made on the best terms available, taking into account all of the circumstances; (ii) obtain such customary warranties and guarantees as are available in connection with such purchases and acquisitions; and (iii) keep the Partnership Assets free and clear of all Encumbrances, except for any permitted Encumbrances, which shall be released or discharged in a diligent manner, or Encumbrances specifically approved by Special Resolution of the Management Committee.

(h)                                 The Operator shall: (i) make or arrange for all payments required by leases, licenses, permits, contracts and other agreements related to the Partnership Assets; (ii) make royalty and/or reimbursement of contributions payments to the Partners and third Partners required hereunder; (iii) pay all Taxes, assessments and like charges on Operations and Partnership Assets except for Excepted Taxes; (iv) acting on behalf of the Partnership, shall take or cause to be taken any and all actions reasonably necessary to comply with the laws of taxation of Canada and any other country or locality in which the Partnership may have tax obligations (for greater certainty, including the filing of returns on behalf of the Partnership with respect to tax under Part IX of the Excise Tax Act and Québec Sales Tax); (v) provide information to assist the Partners with their corporate tax filings; and (vi) do all other acts reasonably necessary to maintain the Partnership Assets. If authorized by the Management Committee, the Operator shall have the right to contest in the courts or otherwise, the validity or amount of any taxes, assessments or charges if the Operator deems them to be unlawful, unjust, unequal or excessive, or to undertake such other steps or proceedings as the Operator may deem reasonably necessary to secure a cancellation, reduction, readjustment or equalization thereof before the Operator shall be required to pay them, but in no event shall the Operator permit or allow title to the Partnership Assets to be lost as the result of the nonpayment of any Taxes, assessments or like charges.

(i)                                     The Operator shall: (i) apply for and maintain, to the extent obtainable and maintainable on a commercially reasonable basis, all necessary registrations, permits, licenses and approvals necessary for the conduct of the Partnership Business in all jurisdictions where the Operations of the Partnership require the same; (ii) materially comply with all Laws; (iii) promptly notify the Management Committee of any allegations of substantial violation thereof; and (iv) prepare and file all reports or notices required for or as a result of Operations. The Operator shall not be in breach of this provision if a violation has occurred in spite of the Operator’s reasonable efforts to comply and the Operator has timely cured or disposed of such violation through performance or payment of fines and penalties.

(j)                                    The Operator shall prosecute and defend, but shall not initiate without the approval of the Management Committee, all litigation or administrative proceedings arising out of Operations. Each Partner shall have the right to participate, at its own expense, in such litigation or administrative proceedings.

(k)                                 Subject to approval of the Management Committee, the Operator shall arrange for the Partnership to obtain and maintain reasonable insurance coverage in respect of the Partnership Business, Operations and activities of a nature and to the extent customarily carried by persons carrying on a similar undertaking, including such coverage as affords reasonable protection to the Partners and the Partnership, from all costs, losses, charges, damages or expenses which may arise by reason of personal injury or death. Until otherwise directed to be changed by resolution of the Management Committee, any Partner transferring property (other than cash) to the Partnership shall each maintain in force its insurance policies pertaining to such property (including, without limiting the generality of the foregoing, any property, boiler and machinery, and civil liability and motor vehicle insurance policies) in effect at the time such property is transferred to the Partnership until the expiry of such policies in accordance with their terms. The costs of such policies shall be to the account of the Partnership from and after the date such property is transferred to the Partnership. In conjunction with the transfer of any property (other than cash) by a Partner to the Partnership, such Partner shall provide to the Operator a certificate or certificates of insurance amended to note the Partnership and Partners’ interests in the Partnership Assets covered by such insurance policy or policies.

(l)                                     Subject to approvals of the Management Committee or the Partners required under the Agreement, the Operator may dispose of Partnership Assets, whether by abandonment, surrender or Transfer in the ordinary course of business, except that the Partnership Property may be abandoned or surrendered only as provided in Article 17.

(m)                             The Operator shall perform or cause to be performed all assessment and other work required by Law in order to maintain any unpatented mining claims that are or may become a part of the Partnership Property or Additional Rights. The Operator shall have the right to perform the assessment work required hereunder pursuant to a common plan of exploration and continued actual occupancy of such claims and sites shall not be required. The Operator shall not be liable on account of any determination by any court or Governmental Authority that the work performed by the Operator does not constitute the required annual assessment work or occupancy for the purposes of preserving or maintaining ownership of the claims, provided that the work done is in accordance with an Approved Annual Program and Budget and is performed in accordance with Section 8.2(b). The Operator shall timely record with the appropriate Governmental Authorities evidence in proper form attesting to the performance of assessment work or notices of intent to hold in proper form, and allocating therein, to or for the benefit of each claim, at least the minimum amount required by Law to maintain such claim or site. The Operator will provide a Partner and its representatives with access to records and information to permit a Partner to have prepared for it a technical report or other assessment for its own purposes, but the cost of preparing any such report or assessment will be borne by the Partner having it prepared and shall not be an Expenditure.

(n)                                 If authorized by the Management Committee, the Operator may: (i) locate or amend any mineral rights; (ii) locate any fractions resulting from such amendment; (iii) apply for further Mineral Rights, permits to mine and/or mining leases or other forms of mineral tenure for any such Mineral Rights; (iv) abandon any Mineral Rights for the purpose of relocating such Mineral Rights or otherwise acquiring from a Governmental Authority rights to the ground covered thereby; (v) exchange with or convey to a Governmental Authority any part of the Partnership Property for the purpose of acquiring rights to the ground covered thereby or other adjacent ground; (vi) convert any Mineral Rights into one or more leases or other forms of mineral tenure pursuant to any Law; and (vii) contract with and pay compensation to any person including any Governmental Authority for surface rights, rights of access, easements, rights of way or any other form of other real property or immovable property whether located at or near the Partnership Property or elsewhere useful in connection with the Partnership Business.

(o)                                 The Operator shall keep and maintain, separate and apart from its other books and accounts and records, good and complete books of account and records pertaining to the Partnership Business, the management and operation of the Partnership Assets and its performance as Operator hereunder, including but not limited to:

(i)                                     the records required to be kept pursuant to Article 14;

(ii)                                  copies of all geological, geophysical, geochemical, drilling, metallurgical and engineering records and reports;

(iii)                               maps, drawings, surveys and other records, including title records, relating to or describing the Partnership Property and all Operations thereon or in respect thereof;

(iv)                              all licences, approvals, consents and permits given by Governmental Authorities and all reports and correspondence relating thereto;

(v)                                 detailed books of account and record as will properly reflect all Contributions made since the beginning of the Partnership and each Partner’s Partnership Interest at the end of such year or Program;

(vi)                              detailed books of account and records as will properly reflect the cost recovery procedures set out in Schedule “E” and customary cost accounting practices in the mining industry, all transactions of the Operator in relation to the management of the Partnership Business, Operations and the Partnership Assets and the performance of its duties hereunder, including those duties for which it will seek reimbursement hereunder, in a central location known to each Partner, and make such books and accounts and records available to the Partners or their duly authorized agents and representatives at all reasonable times for inspection, audit and/or reproduction. All such books and accounts and records shall be the property of the Partnership and, unless otherwise authorized by the Partners in writing, shall be maintained by the Operator and not destroyed and all such books and accounts and records and all reports of the Operator under this Agreement shall be subject to the audit pursuant to and in accordance with the cost recovery procedures set out in Schedule “E”.

(p)                                 The Operator shall keep the Management Committee advised of all Operations by submitting to Management Committee in writing the following information as soon as it is available to the Operator: (i) progress reports delivered within 15 Business Days after the end of each month, which include summaries of Operations and statements of Expenditures and comparisons of such Expenditures to the adopted Budget; (ii) monthly summaries of data acquired delivered within 15 Business Days after the end of each month; (iii) a copy of any reports concerning Operations; (iv) a detailed final report within 45 days after completion of each Program and Budget, which shall include comparisons between actual and budgeted Expenditures and comparisons between the objectives and results of Programs; and (v) a copy of such other reports any Partner may reasonably request. Items (i) through (iii) of this paragraph (n) shall be submitted by the Operator as it prepares them in the normal course of business. Copying of items (i) through (v) will be charged to the Partnership. The Operator shall forthwith communicate to all Partners concurrently any information that is material to the Operations. All information so communicated by the Operator is subject to the provisions of Article 19. At all reasonable times the Operator shall provide to any Partner, upon the request of any Representative on the Management Committee, access to, and the right to inspect and copy, all maps, drill logs, core tests, reports, surveys, assays, analyses, production reports, operations, technical, accounting and financial records and other information acquired in Operations that has not been provided pursuant to items (i) through (v) of this paragraph (n), such information will be provided to the Management Committee as a charge to the Partnership and if additional copies are required by a Partner they will be paid for by that Partner. In addition, the Operator shall allow upon written request (which request shall not be unreasonably denied) any Partner, at the latter’s sole risk and expense, and subject to reasonable safety regulations, to inspect the Partnership Assets and Operations at all reasonable times, so long as the inspecting Partner does not unreasonably interfere with Operations.

(q)                                 The Operator shall: (i) perform all reclamation, rehabilitation and other mine closure obligations in respect of the Partnership Property or any part thereof in a timely manner in accordance with all applicable Laws, the policies and plans of the Management Committee, and all mine closure plans; and (ii) cause the Partnership to complete and file with all Governmental Authorities having jurisdiction all mine closure plans and related financial assurances relating to the Partnership Property and any past, present or future Operations conducted thereon. All such financial assurances shall be posted by the Partners proportionately to each Partner’s Partnership Interest or posted by the Partnership and guaranteed by each Partner to the extent of its Proportionate Share of its Partnership Interest in the Partnership.

(r)                                    The Operator shall undertake to perform Continuing Obligations when and as appropriate or required by any Laws or any contractual obligation. The Operator shall have the right to delegate performance of Continuing Obligations to Persons having demonstrated skill and experience in relevant disciplines. As part of each Program and Budget submission, the Operator shall prepare and distribute to the Partners a Program and Budget for performance of Continuing Obligations and shall keep the Partners reasonably informed about the Operator’s efforts to discharge Continuing Obligations. Each Partner shall have the right from time to time to enter the Partnership Property to inspect work directed toward satisfaction of Continuing Obligations and audit books, records, and accounts related thereto.

(s)                                   The Operator shall prepare for presentation to and the approval of the Management Committee, and implement and promote, appropriate occupational health and workplace safety, sustainability and environmental protection and compliance policies and plans and such other policies and plans as the Management Committee shall deem appropriate or prudent. All such policies and plans will meet a standard which is at least as stringent as the more stringent of the Partner’s current standards or practices for the applicable policy or plan. The Operator shall prepare the initial policies and plans within the first full year of Operations.

(t)                                    The Operator shall devote to the conduct of the affairs of the Partnership such time as may be reasonably required to carry out its obligations hereunder.

(u)                                 The Operator render such accounts and reports to the Partners as are required by Law and this Agreement.

(v)                                 The Operator shall establish a code of conduct and disclosure policy for the Partnership, in a form and substance acceptable to the Management Committee, which policies shall not be materially amended, suspended, terminated or replaced without the prior written consent of the Management Committee.

(w)                               The Operator shall undertake all other activities reasonably necessary to fulfill the foregoing.

(x)                                 The Operator covenants to the Partners that it shall not co-mingle the Partnership Assets with its own assets and that it shall keep the Partnership Assets separate and distinct from its own. Further, the Operator covenants and agrees to hold in trust for the Partnership any Partnership Assets that it may hold directly from time to time.

(y)                                 The Operator shall conduct all Operations in a good, workmanlike and efficient manner using the skill and judgment, and exercising such degree of care and skill as would reasonably be exercised by a mining company operating mining operations of the nature and scope of the Partnership Business and the Partnership Assets, all in accordance with: (i) prevailing mining industry standards and practices; (ii) all Laws; (iii) the terms of leases, licenses, permits, contracts and other agreements pertaining to the Partnership Assets; and (iv) the occupational health and work place safety, environmental protection and compliance and all other policies and plans adopted by the Management Committee.

(z)                                  The Operator shall not be liable to the Partners for any act or omission resulting in damage or loss except to the extent caused by or attributable to the Operator’s gross negligence, willful misconduct or fraud.

(aa)                          The Operator shall not be in default of any duty under this Agreement if its failure to perform results from the failure of a Partner (other than a Partner that is at the relevant time the Operator) to perform acts or to contribute amounts required of it by this Agreement.

(a)

SCHEDULE “H”
NET SMELTER RETURN ROYALTY

ARTICLE 1
PREAMBLE

The purpose of this Schedule “H” is to define the NSR Royalty referred to in the attached agreement and to provide a method of calculating the amounts and the timing of payments by the “Payor” to the “Payee” with respect thereto (both terms being defined hereinafter).

ARTICLE 2
DEFINITIONS

The terms defined in the aforesaid agreement, when used herein, shall have the same meaning as that described in the said agreement. In addition, the terms described in this shall have the meaning attributed by this Schedule “H” to them.

(a)                                 “Net Smelter Returns” means:

(i)                                   in the case of ores, minerals, or other products which are sold by the Payor in the crude state, the amount received by the Payor from the purchaser of the ores, minerals, or other products, less the following costs to the extent borne by the Payor: sales, severance, governmental surcharges and other similar taxes, not including taxes on income payable by a Partner, insurance and charges for and the taxes on transportation from the mine to the place of sale;

(ii)                                in the case of ores, minerals, or other products which are processed by or for the account of the Payor and sold as concentrates or other intermediate products, the amount received by the Payor from the purchaser of the concentrates or other intermediate products, less the following items to the extent borne by the Payor: sales, severance, governmental surcharges and other similar taxes, not including taxes on income payable by a Partner, insurance, purchaser’s smelter or other processing charges, penalties or costs, and charges for and the taxes on transportation from the plant producing the concentrates or other intermediate products to the place of sale;

(iii)                             in the case of ores, minerals, or other products which are processed by or for the account of the Payor to produce concentrates or other saleable intermediate products which are smelted or otherwise further processed by or for the account of the Payor, the arm’s length value of the concentrates or other saleable intermediate products f.o.b. the plant producing the concentrates or other saleable intermediate products, less an amount for insurance and an amount equal to the sales, severance, governmental surcharges or other similar taxes not including taxes on income payable by a Partner which would have been imposed had the concentrates or other saleable intermediate products been sold;

(iv)                            in all other cases, the amount received by the Payor from the purchaser of the ores, minerals, concentrates, or other products, less the following items to the extent borne by the Payor: sales, severance, governmental surcharges and other similar taxes, not including taxes on income payable by a Partner, insurance, purchaser’s treatment charges, penalties or costs, and charges for and taxes on transportation from the mine to the place of sale; and

(v)                               any sale by the Payor to its Affiliate of any ores, minerals, concentrates or other mineral products shall be consummated at arm’s length prices.

(A)                               “Payor” means the Partner required to pay a NSR Royalty under the agreement.

(B)                               “Payee” means the Partner entitled to receive the NSR Royalty under the agreement.

ARTICLE 3
CALCULATION OF NSR ROYALTY

Calculation. The NSR Royalty payable shall be calculated as that percentage of Net Smelter Returns stipulated in the annexed Agreement.

Interim Statement. While the NSR Royalty remains payable hereunder, the Payor shall, not later than 60 days after the end of each fiscal quarter, render to the Payee an interim statement of account in reasonable detail which statement shall be accompanied by the payment of the NSR Royalty payable, pursuant to this agreement, for the previous fiscal quarter. When all mineral product in any Year in which a NSR Royalty remains payable, have been sold and the revenues and expenditures determined, the Payor shall, within 90 days after the termination of such Year, render a final statement of account in reasonable detail together with the payment of the balance, if any, of the NSR Royalty for such previous Year. If amounts have been paid in excess of these to which the Payee is entitled under the terms of this agreement in any Year, then the equivalent amount shall be deducted from the next NSR Royalty payment or payments.

ARTICLE 4
AUDIT AND DISPUTES

The Payee may, at its own expense upon written request to the Payor, audit the records that relate to the calculation of the NSR Royalty within 24 months after receipt of the final fiscal quarter payment for the Year as described in Article 3. The Payee shall be deemed to have waived any right it may have had to object to the payment made for any Year unless it notifies the Payor in writing of such objection within 26 months after receipt of the final quarter-Yearly payment for a Year.

ARTICLE 5
COMMINGLING

The Payor agrees to keep accurate records showing the amount of recovered minerals and/or mineral products produced by it from the Property. All minerals and/or mineral products produced from the Property shall be kept separate and distinct from minerals and/or mineral products produced by the Payor from other Canadian Malartic Property so far as such practice shall be determined by the Payor to be practical and economical, at least to such point in the milling or concentrating process where such product may be accurately weighed and sampled. If it shall be determined by the Payor to be impractical or uneconomical to keep such ores separate until accurate weighing and sampling, then such ores may be commingled with other ores and the Payor shall determine the gross mineral content of such ores so commingled by such other method as may be in accord with good mining practice. The Payor shall furnish to the Payee a statement showing in reasonable detail the method used to determine the amount of recovered minerals and/or mineral products produced from the Property, and shall furnish the Payee with information regarding any change in its method.

ARTICLE 6
REGISTRATION AND ASSIGNMENT

(a)                                 The Payee shall have the right to register a notice of its NSR Royalty against the title to the Property. Any assignee successor in interest of the Payor shall be bound by the terms of the attached Agreement with respect to the payment and other provisions regarding the NSR Royalty.

(b)                                 Assignments of this NSR Royalty is subject to the provisions of the Agreement.

SCHEDULE “I”
AREA OF INTEREST